As confidentially submitted to the Securities and Exchange Commission on May 22 , 2019. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

Amendment No. 1
to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Afya Limited

(Exact Name of Registrant as Specified in its Charter)

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The Cayman Islands	8200	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Alameda Oscar Niemeyer, No. 119, Sala 504 Vila da Serra, Nova Lima, Minas Gerais Brazil +55 (31) 3515 7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Cogency Global Inc. 10 East 40th Street, 10th Floor New York, NY 10016 (212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Francesca Odell Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Class A common shares, par value US$0.00005 per share (4)	US$	US$
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes Class A common shares to be sold by us and the selling shareholders.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)	Include Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED               , 2019

PRELIMINARY PROSPECTUS

Class A Common Shares

Afya Limited

(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$0.00005 par value per share of Afya Limited, or Afya. Afya is offering             of the Class A common shares to be sold in this offering. The selling shareholders identified in this prospectus are offering an additional             Class A common shares. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$         and US$         . We have applied to list our Class A common shares on the Nasdaq Global Market, or Nasdaq, under the symbol “AFYA.”

Following this offering, our existing shareholders and selling shareholders, Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho, Vanessa Tavares Esteves, Juçara Carvalho Esteves, Djalma de Oliveira Tavares, and José Carlos de Oliveira Tavares, or the Esteves Family, and Bozano Educacional II Fundo de Investimento em Participações Multiestratégia, or Crescera, will beneficially own       % of our outstanding share capital, assuming no exercise of the underwriters’ overallotment option referred to below. The shares held by the Esteves Family and Crescera are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (i) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued, in order to maintain their proportional ownership interest. As a result, the Esteves Family and Crescera will control approximately       % of the voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ overallotment option, and will, so long as they control the voting power of our outstanding share capital, effectively control substantially all matters requiring shareholder approval. For further information, see “Description of Share Capital.”

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002. See “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 26 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)	US$	US$
Proceeds, before expenses, to the selling shareholders(1)	US$	US$

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(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We and the selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional Class A common shares to cover over-allotments, if any, at the initial public offering price, less underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Neither the U.S. Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the Class A common shares against payment in New York, New York on or about                   , 2019.

BofA Merrill Lynch	Goldman Sachs & Co. LLC	UBS Investment Bank	Itaú BBA

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The date of this prospectus is                  , 2019.

Afya
Afya is a thematic educational service provider producing and distributing content and technology focused on the physician's learning career

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We and the selling shareholders have not authorized anyone to provide any information or make any representation about this offering that is different from, or in addition to, that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders, the underwriters and any of our or their affiliates have not authorized any other person to provide you with different or additional information. Neither we, the selling shareholders, the underwriters nor any of our or their affiliates are making an offer to sell, or seeking an offer to buy, the Class A common shares in any jurisdiction where the offer or sale is not permitted. This prospectus is being used in connection with the offering of the Class A common shares in the United States and, to the extent described below, elsewhere. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we, the selling shareholders, any of the underwriters nor any of our or their affiliates have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons

i

outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this prospectus to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this prospectus to “BR Health” refer to BR Health Participações S.A.; and all references in this prospectus to “Medcel” refer to Guardaya Empreendimentos e Participações S.A., or Guardaya, and its subsidiaries Medcel Editora e Eventos S.A., or Medcel Editora, and CBB Web Serviços e Transmissões On Line S.A., or CBB Web.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

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Notice to EEA Investors

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of our Class A common shares in any Member State of the European Economic Area (“EEA”) (each, a “Relevant Member State”), will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make any offer within the EEA of our Class A common shares which are the subject of this offering may only do so in circumstances in which no obligation arises for Afya or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of our Class A common shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

Notice to UK Investors

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

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Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important or relevant to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business,” “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, unaudited pro forma consolidated financial information, and the historical audited financial statements of our acquired businesses and the respective notes thereto, included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Our Value Proposition

Our mission is to become the reference in medical and healthcare education, empowering students to transform their ambitions into rewarding lifelong learning experiences.

Medical education has evolved over time. However, until recently, the foundations of how medical schools and educational programs developed, assessed, and disseminated medical education content remained largely static. Increased knowledge of how the human brain functions and processes information has led to a shift towards improved ways to transfer and retain knowledge, to the benefit of today’s physicians.

Physicians are lifelong medical learners that must learn and retain evolving medical knowledge and that face increased competition from their peers. We believe our focused, individualized, and technology-enabled offerings can provide them with a more effective, personalized, and retainable learning experience.

Our students spend extensive periods of learning time with us. This allows us to gather information on their learning habits that we then apply to their learning experience, making it more effective and efficient and which we believe sets us apart from our peers.

We are passionate about knowledge and committed to enabling lifelong medical learners reach their full potential. We expect our end-to-end physician-centric ecosystem to benefit students enrolled in our schools and digital platforms, our educators, our residency network (comprised of partner hospitals and clinics), and third-party medical schools that adopt our products and services.

Since many of our schools are located in geographic regions where medical services are scarce and populations are underserved, our students have a positive social impact on the underprivileged population of those regions through our training programs that provide free medical consultations and treatments. By empowering our students to be lifelong learners, we foster better physicians, improve access to medical care in the regions of Brazil in which we are present, and ultimately help save lives.

Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by the Brazilian Ministry of Education, or MEC, as of December 31, 2018, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities, or CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 12 Brazilian states, and our digital medical platform is available across Brazil. As of March 31, 2019 and as of December 31, 2018, our network of 14 undergraduate and graduate medical school campuses consisted of 9 operating units (units that have been approved by MEC and that have commenced operations) and 5 approved units (units that have been approved by MEC but that have not yet commenced operations), compared to 4 operating units as of March 31, 2018 and as of December 31, 2017. As of March 31, 2019 and as of December 31, 2018, our network of 1,167 medical school seats consisted of 917 operating seats (seats that have been approved by MEC and that have commenced operations) and 250 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 636 and 420 operating seats as of March 31, 2018 and as of December 31, 2017, respectively. Following our acquisitions in the second quarter of 2019 (see “Business—Our Recent Acquisitions”), our network of medical school seats increased to 1,352 seats, consisting of 250 approved seats and 1,102 operating seats. We plan to expand our network by opening the 5 approved campuses we were recently awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2020, taking our total to 23 operating campuses in 12 Brazilian states.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, physical education, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions in 2018 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019, we also offer medical preparatory courses and other continuing medical education offerings through our online platform.

As of March 31, 2019, we had 23,857 enrolled students, compared to 9,323 enrolled students as of March 31, 2018, representing growth of 155.9% for the period. As of December 31, 2018, we had 19,720 enrolled students, compared to 10,164 enrolled students as of December 31, 2017, representing growth of 94.0% for the year.

Our business model is characterized by high revenue visibility and operating leverage. Over 98% of our historical revenue for the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017 was comprised of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses. Following our acquisition of Medcel in the first quarter of 2019, we expect our revenue will be driven primarily by the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses (which represented 80.7% and 88.6% of our total pro forma revenue for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively), and the fees Medcel charges students enrolled in its residency preparatory courses (which represented 19.3% and 11.4% of our total pro forma revenue for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively). In addition, in 2018, approximately 85.6% of Medcel’s residency preparatory courses revenue was derived from printed books and e-books, and approximately 14.4% was derived from access to Medcel’s digital platform. For further information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and the unaudited interim consolidated financial statements as of March 31, 2019 and for the period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018 and audited financial statements as of and for the years ended December 31, 2018 and 2017 of Medcel, including the notes thereto, included elsewhere in this prospectus.

Our ability to execute our business model and strategy, primarily through our acquisitions (which represented approximately 61% of our total growth in terms of combined tuition fees in 2018) and organic growth (which represented approximately 39% of our total growth in terms of combined tuition fees in 2018), has led to growth, profitability and cash generation:

•	Our net revenue totaled R$144.6 million and R$61.3 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 135.8%. Our net revenue totaled R$333.9 million and R$216.0 million in 2018 and 2017, respectively, representing an increase of 54.6%. Our pro forma net revenue totaled R$179.3 million and R$149.0 million for the three months ended March 31, 2019 and 2018, respectively. Our pro forma net revenue totaled R$547.6 million in 2018;

•	Medical schools tuition fees represented 71.7% and 63.0% of total combined tuition fees for the three months ended March 31, 2019 and 2018, respectively. Medical schools tuition fees represented 65.5% and 58.6% of total combined tuition fees in 2018 and 2017, respectively;

•	Residency preparatory courses and continuing medical education offerings totaled R$34.7 million and R$31.2 million in net revenue for the three months ended March 31, 2019 and 2018, respectively, representing 19.4% and 21.0% of our pro forma net revenue during the respective periods;

•	We generated net income of R$49.5 million and R$18.9 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 162.4%. We generated net income of R$94.7 million and R$48.5 million in 2018 and 2017, respectively, representing an increase of 95.4%;

•	Our Adjusted EBITDA totaled R$74.7 million and R$22.9 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 226.2%. Our Adjusted EBITDA totaled R$120.0 million and R$57.3 million in 2018 and 2017, respectively, representing an increase of 109.2%;

•	Our Pro Forma Adjusted EBITDA totaled R$98.0 million and R$70.7 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 38.6%. Our Pro Forma Adjusted EBITDA totaled R$198.1 million in 2018; and

•	Our Operating Cash Conversion Ratio was 80.8% for the three months ended March 31, 2019, 83.3% for the three months ended March 31, 2018, 71.7% in 2018 and 70.6% in 2017.

Quality is a cornerstone of our value proposition. As of March 31, 2019, our average Institutional Concept score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 4.3 on a scale of 1 to 5, compared to the Brazilian average of 3.5.

In 2018, we were also awarded 7 new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, though two of these awards are currently suspended by court order, as they are the subject of proceedings filed by certain of our competitors against MEC challenging the results of the public procurement for those awards. See “Business—Legal Proceedings—“Mais Médicos” Proceedings.”

Market Opportunity

According to Accenture do Brasil Ltda., or Accenture, the total addressable market for the medical career segment in Brazil was R$16.4 billion as of December 31, 2018, comprised of (i) a R$10.0 billion medical school market, (ii) a R$1.0 billion residency preparatory courses market, (iii) a R$3.7 billion medical specialization courses market, a (iv) a R$1.6 billion continuing medical education market, each calculated as described in “Industry—Market assessment and forecasts on medical education—Total health education market potential.” We estimate we currently capture approximately 2.0% of the total addressable market based on our net revenue for the year ended December 31, 2018. This market encompasses over 700,000 lifelong medical learners in Brazil, comprised of 108,000 medical students, 71,000 students seeking residency preparatory courses, and 76,600 and 454,848 physicians seeking to enroll in specialization courses and CME, respectively.

Medical education in Brazil benefits from a combination of demographic and social factors, such as the expected increase in the number of people over 65 due to the increase in average life expectancy, as well as the shortage of medical professionals in Brazil, which has resulted in an imbalance between supply and demand. It also benefits from macroeconomic and financial factors, such as the increase in average household income, which has resulted in an increase in demand for medical services and an increase in private and public healthcare spending. Accordingly, we expect the medical education market in Brazil to continue to grow.

Additionally, given our end-to-end and physician-centric ecosystem, our strong business model, and our reputation for quality, we believe that we are well-positioned to take advantage of the favorable growth dynamics of the medical education market in Brazil. According to Accenture, the total addressable market for medical education is expected to grow at a compound annual growth rate, or CAGR, of 14.1% over the next 5 years, reaching R$31.6 billion by 2023. Including other healthcare education services, the addressable market is expected to grow at a CAGR of 13.6% in the next 5 years, reaching R$64.9 billion by 2023.

Underlying Trends of Medical Education in Brazil

In addition to a large and underpenetrated total addressable market, we have identified other trends that contribute to the strength of the markets we serve:

•	Increased life expectancy and demand for medical services: The Brazilian population is aging at the fastest rate in its recent history. Average life expectancy is currently 76.2 years, and the number of people over 65 should double from 7% of the total population in 2012 to 14% of the total population in 2033. This has led to, and is expected to continue to drive, increased demand for health care professionals. In addition, private healthcare spending and public healthcare spending in Brazil grew at a CAGR of 14.0% and 11.8%, respectively, from 2010 to 2015, primarily due to an increase in demand for medical services as a result of an aging population and an increase in average household income. These trends have continued since 2015 to date.

•	Shortage of medical professionals in Brazil: There is a shortage of medical professionals in Brazil, primarily due to the uneven socio-economic environment. On average, Brazilian cities with less than 50,000 inhabitants, which corresponds to approximately 90% of all cities in Brazil, have less than 1 physician per 1,000 residents. Brazil is expected to have an average of 3.07 physicians per 1,000 inhabitants by 2028, below the 3.4 average for 2018 of Organization for Economic Cooperation and Development, or OECD, countries.

•	Attractive financial incentives: The medical profession is lucrative. Medical professionals are highly employable, with salaries that are on average more than three times higher than the average salary for other professions such as engineering, nursing and law, and 1.9 to 3.8 times higher than the net present value of engineering, nursing or law programs in Brazil.

•	Supply and demand imbalance for medical education: The number of available medical course seats in Brazil is controlled by the MEC, which has limited medical school intakes to current levels until 2023, resulting in a significant imbalance between supply and demand. In the last 3 years, medical schools have on average received five applications per available medical course seat, and four applications per available residency program vacancy, and the number of applications are expected to increase. We believe that graduate courses will gradually become a more popular, high-demand destination for physicians that are not admitted into residency programs.

•	CME Expansion: The growing number of physicians in Brazil and the demand for ongoing education on new medical procedures, drugs, technologies, and developments will continue to drive demand for CME.

•	Technological innovation is driving medical education: The current generation of medical students and professionals require instantly accessible digital content. Over 600,000 biomedical articles have been published globally every year since 2005, and it is critical for lifelong learners to be able to access information and learning methodologies regardless of location and physical availability.

•	Limited scope of existing product offerings: By generally limiting their focus on individual aspects of a student’s education cycle, traditional education providers have struggled to build comprehensive student track records and profile databases. Consequently, there is a general lack of integrated platforms that apply accumulated student information to efficiently tailor experiences to, or produce bespoke materials for, the particular needs of each student.

We believe we are well-positioned to take advantage of this market and its trends, bringing a more effective, personal and diversified service to our students, which will enable us to continue to grow our market share.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools:

Medical Schools

•	Fully integrated core curricula that we offer our medical school students across all our campuses. Beginning in the second half of 2019, this will be implemented for all incoming medical students; and

•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course. Beginning in the first half of 2020, this will be implemented for all incoming medical students.

Medical Residency Preparatory Courses

•	Instructional content in digital format we offer medical students and newly graduated physicians to prepare them for medical residency exams; and

•	Supplementary instructional content in digital format we offer third-party medical schools that adopt our services.

Graduate Courses

•	Graduate medical courses we offer our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms; and

•	Supplemental instructional content for different medical specializations we offer individual lifelong medical learners on our graduate courses.

Other Programs

•	Other national core curricula we offer all students across all our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.

Key Benefits for our Lifelong Medical Learners

We believe the end-to-end physician-centric ecosystem we have been developing for our students sets us apart from our peers, as we deliver content and learning activities that are tailored to each student’s needs. This contributes to a more interactive and enjoyable learning process for our students, breaking away from a teaching system that we perceive as presenting students with an overwhelming amount of content, unengaging classes and scattered information. We achieve this based on three main pillars: Innovative data-oriented methodology, a cutting-edge platform and state-of-the-art operating infrastructure.

Innovative, Data-oriented Methodology

Our proprietary methodology to support our students’ lifelong medical education is based on the following concepts:

Standardized medical curricula: The organization of our medical curricula around interdisciplinary macro-medical topics to guide the development of in-person teaching plans and online learning tools, offering a scalable solution for schools through weekly synchronized content;

Active learning: Educational strategy to foster independent, critical and creative student thinking, as well as encourage effective teamwork through case-based problem-solving exercises, debates and small-group discussions;

Blended learning: Balanced in-person teaching with technology-assisted activities to improve student and teacher efficiency and results; and

Adaptive learning: A personalized instruction and assessment tool that provides training and content tailor made to each student’s individual profile. Students can access real-time feedback on areas in which they can improve, effective learning methods and teaching/study plans that are most suitable for them.

Cutting-Edge Platform

We deliver modern, bespoke verbal and practical teaching. We continuously invest in creating innovative technology-enabled activities and features to enhance our platform. We offer our medical school students doing internships or studying for residency exams the following features through our digital platform:

Web-portal and in-app communication: Online platform combining supplementary instructional content and a personalized communication tool for students, through which they can also access our content offline;

Learning tools: We have over 5,000 digitally-managed and delivered instructional tools designed by its teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes, and books, to cater to different learning methods and the preferences of each student. As of March 31, 2019, our learning tools consisted of more than 1,500 video classes, 600 book chapters, 1,400 podcasts, 800 summarized texts and an exam bank of approximately 1,500 questions.

Assessment tool: Broad database suite comprising approximately 85 thousand quizzes and problem-solving activities, through which students can choose the subjects they would like to focus on, with additional teacher-led instructional content; and

Web series: Pioneering instructional medical web-series, comprised of 12 diagnosis-based recorded classes written and taught by specialist physicians who are also our teachers. The first series covered 50 clinical cases through the discussion of 144 medical macro themes. We plan to release two additional seasons of our medical web-series covering over 100 diseases. As of March 31, 2019, there were 116,081 views and 41,172 unique users of our medical web-series, with a +84% engagement rate.

State-of-the-Art Operating Infrastructure

For us, individualized learning should be used not just when offering content or technology-supported activities, but also during in-person encounters. Our professors can use our resources to approach lessons more objectively, focusing on each student’s needs:

Modern teaching facilities: We have designed our classrooms to engage students in active learning. We rely on cutting-edge didactical equipment and simulation labs and state of the art realistic simulation technologies;

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 50 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

Evolving Distribution Network

We believe that an effective end-to-end physician-centric ecosystem goes beyond offering the largest and most complete operating infrastructure to the students enrolled in our campuses and with access to our digital platforms. Through our evolving distribution model, we also expect to empower lifelong medical learners across our growing network of diversified partner teaching hospitals, clinics and third party medical schools by increasing our products and services offerings as we continue to expand our business-to-business, or B2B, capabilities.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil, we are able to identify trends and adapt our services accordingly;

•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;

•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;

•	We have the largest operating infrastructure in medical education in Brazil, with more than 50 partner teaching hospitals and clinics and 595 physicians and specialists in our ecosystem;

•	We have developed the first instructional medical web-series created globally and have already been working on the second and third seasons ;

•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation; and

•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model.

High quality standards

Our operating infrastructure and innovative methodological approach has achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. According to Educainsights, our Net Promoter Score, or NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 25 for medical students that graduated more than 5 years ago, 43 for medical students that graduated more than 2 years ago and less than 5 years ago, and 52 for medical students that graduated less than 2 years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical career of our students. Additionally, all of our undergraduate institutions are highly evaluated by MEC, with an average Institutional Score (Conceito Institucional) rating above 4, out of a maximum of 5. See “Regulatory Overview—Regulatory Processes of Post-Secondary Education Institutions—Accreditation of Post-Secondary Education Institutions and Authorization and Recognition of Programs” for further information on the Conceito Institucional.

In addition, our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of March 31, 2019, approximately five third-party schools had adopted Medcel’s medical education content.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, high occupancy rates of approximately 100% of medical seats in our medical schools as of March 31, 2019 and December 31, 2018, and strong operating cash flow generation of 78.5% and 78.7% as of March 31, 2019 and December 31, 2018, respectively.

Contracted growth: The six-year maturation cycle of our medical school seats gives us contracted growth visibility until 2025. As of March 31, 2019, we had 1,167 approved medical school seats. Following our acquisitions in the second quarter of 2019, our network of approved medical school seats increased to 1,352 out of an expected total capacity of 9,654 medical school enrollments by 2025, which gives us visibility as to the growth potential of our revenues over the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Medical School Regulatory Capacity and Capacity at Maturation.”

End-to-End ecosystem: Successfully integrating the businesses we invest in or acquire, allows us to offer an end-to-end physician-centric ecosystem. The point of entry of one business unit is the point of exit from another, which increases cross-selling and upselling opportunities.

Difficult to replicate: We believe the combination of regulatory barriers, demand and supply imbalance and our end-to-end physician-centric ecosystem are difficult to replicate and that it would take a significant amount of time for competitors to reach the scale of our operation.

Self-reinforcing network effects of our education cycle: As we aim to be the trusted content and knowledge partner for lifelong medical learners in Brazil, we have created and have been nurturing an education cycle that entails differentiation, talented stakeholders and recognition. Our continuous focus on implementing all stages of our cycle has allowed us to continuously expand our footprint.

Extensive M&A track record

We have extensive capabilities in, and a strong track record of, identifying, negotiating and successfully integrating acquisitions. We have developed an integration model, operated by a dedicated team responsible for analyzing, mapping and integrating the systems of our acquired businesses, that we believe enables us to fully integrate the businesses we acquire in an efficient manner and within 12 months of their acquisition. Our integration model is comprised of four stages:

•	Stage 1 (Preliminary Analysis): Preliminary analysis of the available infrastructure, organizational structure and teaching model of the acquired business to identify potential integration issues.

•	Stage 2 (Detailed Mapping): Detailed migration diagnosis and mapping of the systems, processes and teaching model of the acquired business to be integrated into our centralized shares-services center and academic model.

•	Stage 3 (Integration/Migration): Centralization and migration of the systems and processes into our shared services center and standardization of the teaching model of the acquired business.

•	Stage 4 (Stabilization): Post migration/integration remote and on-site support and monitoring to stabilize the integrated operations of the acquired business.

In the first quarter of 2019 and in 2018, we successfully acquired or invested in a total of seven companies, increasing our number of medical schools seats, expanding into new medical education segments and integrating new technologies that allow us to innovate and enhance our value proposition to lifelong medical learners. As of the date of this prospectus, we have fully integrated the operations of three of our acquisitions with our existing business. We are in the process of integrating the operations of our four other acquisitions, the integration of which we expect to complete by May 2020.

Our limited operating history as a consolidated company and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired companies with our existing business and managing a growing number of campuses. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives” and “Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of knowhow and expertise in the education sector. Our internal satisfaction survey conducted in 2018 showed employee satisfaction levels of 86.3 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

Our Growth Strategies

We aim to continue to grow organically and through acquisitions and to generate greater shareholder value by implementing the following strategic initiatives:

Maturation of current number of authorized medical school seats

We benefit from contracted growth visibility in our medical schools deriving from two main sources; (1) the maturation of the medical school seats in our operating campuses, and (2) new enrollments from our five recently awarded campuses in connection with the “Mais Médicos” program. Assuming full compliance with applicable regulations and that our 5 new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 9,654 students by 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Medical School Regulatory Capacity and Capacity at Maturation” and “Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Expand our medical residency preparation enrollments base

Competition for medical residencies should increase as the number of graduating physicians grows and the number of available residency seats remains static. According to Accenture, the number of applicants for medical residency programs is expected to grow at a rate of 13.4% per year through 2022. We plan to continue to grow our medical residency exam preparation student enrollments, leveraging the academic outcome, scalability and learning experience of our digital platform.

Expand our graduate programs enrollments base

Due to the shortage of medical residency seats and the growing demand for medical graduate courses, we believe we will be able to expand our current offering in this segment.

We intend to continue developing our business-to-business strategy by increasing the number of partners and student enrollments through increased marketing and sales effort.

Cross sell across our existing medical students base

Because our solutions target the lifelong education journey of medical students, we have identified an opportunity to increase student enrollments at a low marginal cost driven by cross selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency exam solutions and the number of former undergraduate and/or medical residency students applying to our graduate and CME courses.

Expand our B2B capabilities

B2B contracts are effective customer entry points to our products and services. Students are familiar with our platforms, increasing our brand equity and helping us attract more physicians to enroll in preparatory courses, graduate programs and CME products.

Expand our distribution channels

We plan to continuously expand our distribution network by increasing our presence in direct and third-party channels, launching graduate courses or CME for third-party continuing medical education hubs (including, but not limited to, hospitals, clinics and other medical schools) to grow our graduate medical footprint, through partnerships with such third-party continuing medical education hubs.

Leverage infrastructure and extract synergies from acquisitions

We believe we have been able to successfully integrate our acquisitions into our ecosystem. We plan to implement several measures to improve the profitability of recent acquisitions, including but not limited to:

•	Streamlining fee discounts and scholarship policies;

•	Integrating operations with our shared-services center;

•	Streamlining faculty training in line with our career plan; and

•	Integrating teaching models into our academic model.

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering. We believe that we have developed a strong capability and track record of acquisitions. In the first half of 2019, we acquired or invested in four companies, which increased our medical school seats by more than 20% over the period. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., or IPEMED, enabled us to enter the graduate courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

Enter into new markets

We believe our end-to-end physician-centric ecosystem is equipped to serve medical students in complementary segments where our innovative methodological, data-driven approach can continue to disrupt traditional vendors and legacy business models. We believe opportunities exist in new sectors and regions of Brazil. In the future, we intend to focus on expanding further into continuing medical education. We may also seek to grow our business by selectively expanding into international markets with similar fundamentals.

Develop new products

We plan to continuously evolve our platform and offer solutions that keep up with the growing demands of our students. We have a planned pipeline of new products, including new medical web-series seasons, corporate medical training, new extension health programs, a tutoring suite, a peer-to-peer suite and a virtual reality product.

Our Corporate Structure

Our Corporate Reorganization

We are a Cayman Islands exempted company, incorporated with limited liability on March 22, 2019 for purposes of effectuating our initial public offering.

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controls Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A., or UEPC, a medical school located in the Federal District.

Additionally, Afya Brazil is expected to acquire an additional 15% interest in UEPC through a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital. This contribution is being conducted as part of our corporate reorganization and pursuant to the terms and conditions of (i) a purchase agreement between BR Health and UEPC’s controlling shareholders, which was assigned by BR Health to Crescera on March 25, 2019, and which required Crescera to acquire the 15% interest in UEPC directly from UEPC’s controlling shareholders, and (ii) an investment agreement dated March 29, 2019, among Crescera, certain members of the Esteves Family, a minority shareholder and Afya Brazil, pursuant to which Crescera agreed to subsequently contribute its additional 15% interest in UEPC into Afya Brazil’s share capital in exchange for a certain number of shares in Afya Brazil, to be calculated at the time of the contribution in accordance with the calculation formula set forth in the investment agreement. This contribution is subject to antitrust regulatory approvals and closing is expected to occur in the second quarter of 2019.

Prior to the consummation of this offering, the Esteves Family, Crescera and               will contribute all of their shares in Afya Participações S.A. (formerly NRE Participações S.A.), or Afya Brazil, to us. In return for this contribution, we will issue               new Class B common shares to the Esteves Family and Crescera and              new Class A common shares to            , in each case in a one-to-             exchange for the shares of Afya Brazil contributed to us. Until the contribution of Afya Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                common shares issued and outstanding immediately following this offering,                of these shares will be Class B common shares beneficially owned by the Esteves Family and Crescera, and              of these shares will be Class A common shares beneficially owned by investors purchasing in this offering.

The following chart shows our corporate structure, after giving effect to our corporate reorganization and this offering:

____________________

* Except for UEPC, all subsidiaries are controlled and/or wholly owned by Afya Brazil.

** ITPAC Palmas, ITPAC Cametá, ITPAC Cruzeiro do Sul and ITPAC Manacapuru are branches of ITPAC Araguaína and IPTAN Santa Inês and IPTAN Itacoatiara are branches of IPTAN. Campuses for ITPAC Cametá, ITPAC Cruzeiro do Sul, ITPAC Manacapuru, IPTAN Santa Inês and IPTAN Itacoatiara are expected to open by June 2020.

*** RD means RD Administração e Participações Ltda.

**** CIS means Centro Integrado de Saúde de Teresina Ltda.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks related to our business and industry, risks related to Brazil and risks related to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•	We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives.

•	Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

•	The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and may not be indicative of our combined financial condition or results of operations after giving effect to the acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel, or the Pro Forma Transactions.

•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other clinical programs, and any economic, market or regulatory factors adversely affecting such medical courses and clinical programs could lead to decreased demand in the medical and clinical courses we offer, which could materially adversely affect us.

•	Changes to the rules or delays or suspension of tuition payments made through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, may adversely affect our cash flows and our business.

•	If we lose the benefits of federal tax exemptions provided under the University for All Program (Programa Universidade para Todos), or PROUNI, our business, financial condition and results of operations may be adversely affected.

•	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows.

•	Any increase in the attrition rates of students in our education programs may adversely affect our results of operations.

Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could adversely affect our business and the price of our Class A common shares.

•	The ongoing economic uncertainty and political instability in Brazil may adversely affect our business and the price of our Class A common shares.

•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would adversely affect our business and the price of our Class A common shares.

•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

Risks Relating to the Offering and our Class A Common Shares

•	Our Class A common shares have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, which could potentially depress the trading price of our Class A common shares after this offering. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•	The Esteves Family and Crescera, our largest group of shareholders, will own 100% of our outstanding Class B common shares, which represent approximately % of the voting power of our issued share capital following this offering, and will control all matters requiring shareholder approval. The interests of the holders of Class B common shares may differ from those of the holders of Class A common shares purchased in this offering. This concentration of ownership and voting power in the Class B common shares limits your ability to influence corporate matters.

•	Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

•	We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Corporate Information

Our principal executive offices are located at Alameda Oscar Niemeyer, No. 119, Sala 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil. Our telephone number at this address is +55 (31) 3515 7500.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.afya.com.br. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of the requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus and we may choose to take advantage of other reduced reporting burdens in future filings. Accordingly, the information contained herein and the information that we provide to our shareholders may be different than the information you might get from other public companies.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our financial statements.

Issuer	Afya Limited.
Class A common shares offered by us	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).
Class A common shares offered by the selling shareholders	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).
Offering price range	Between US$ and US$ per Class A common share.
Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.
Each Class B common share may be converted into one Class A common share at the option of the holder.
If, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding, then each Class B common share will convert automatically into one Class A common share.
In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, except for certain transfers to other holders of Class B common shares or their affiliates or to certain unrelated third parties as described under “Description of Share Capital—Conversion.”
Holders of Class A common shares and Class B common shares will vote together as a single class on all matters, unless otherwise required by law and subject to certain exceptions set forth in our Articles of Association as described under “Description of Share Capital—Voting Rights.”
Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership and (2) holders of Class B common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership and (2) holders of Class B common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership.
The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares, as described above. In addition, holders of Class B common shares are entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain such holder’s proportional ownership interest in us. See “Description of Share Capital” for a description of the material terms of our common shares, and the differences between our Class A and Class B common shares.
Option to purchase additional Class A common shares	We and the selling shareholders have granted the underwriters the right to purchase up to an additional Class A common shares from us and the selling shareholders within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.
Listing	We intend to apply to list our Class A common shares on the Nasdaq, under the symbol “ AFYA .”
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$           million (or US$           million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund future acquisitions or investments in complementary businesses, products or technologies and for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Share capital before and after offering	As of the date of this prospectus, our authorized share capital is US$ , consisting of shares of par value US$0.00005 each. Of those authorized shares, (i) are designated as Class A common shares, (ii) are designated as Class B common shares, and (iii) are as yet undesignated and may be issued as common shares or shares with preferred rights.
Immediately after this offering, we will have Class A common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.
Dividend policy	The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. We do not anticipate paying any cash dividends in the foreseeable future.
Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, and substantially all of our equityholders, have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”
Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.
Cayman Islands exempted company with limited liability	We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to an additional                      Class A common shares in connection with this offering.

Summary Financial and Other Information

The following table sets forth summary consolidated historical financial data of Afya Brazil as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 and as of and for the years ended December 31, 2018 and 2017 and summary unaudited pro forma financial data for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018. This summary consolidated historical financial data has been derived from our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements, included elsewhere in this prospectus. The financial results of IPTAN – Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., or IPTAN, Instituto de Educação Superior do Vale do Parnaíba S.A., or IESVAP, Centro de Ciências em Saúde de Itajubá S.A., or CCSI, Instituto de Ensino Superior do Piauí S.A., or IESP, FADEP – Faculdade Educacional de Pato Branco Ltda., or FADEP, and Medcel are included in our historical results for the periods following the closing of each such transaction, April 26, 2018, April 26, 2018, May 30, 2018, November 27, 2018, December 5, 2018 and March 29, 2019, respectively. See “Presentation of Financial and Other Information.”

The summary unaudited pro forma financial data has been derived from the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus. The unaudited pro forma financial information gives effect to our acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel , as if they occurred as of January 1, 2018 for pro forma statements of income purposes. The pro forma financial information does not reflect other acquisitions prior to the date of acquisition. See “Presentation of Financial and Other Information.” The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the acquisitions actually occurred on the date indicated, nor are they indicative of future consolidated results of operations or financial condition.

The summary audited consolidated historical financial data and the summary unaudited pro forma consolidated financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary audited consolidated historical financial data presented in this prospectus may not be indicative of future performance.

	Historical Afya Brazil			Pro Forma(2)
	For the Three Months Ended March 31,
	2019	2019	2018	2019	2019	2018
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Income Statement Data
Net revenue	37.1	144.6	61.3	46.0	179.3	149.0
Cost of services	(14.0)	(54.4)	(28.2)	(15.0)	(58.4)	(55.0)
Gross profit	23.1	90.2	33.1	31.0	120.9	94.0
General and administrative expenses	(8.0)	(31.2)	(14.3)	(11.7)	(45.5)	(38.4)
Other income (expenses), net	(0.1)	(0.2)	0.8	(0.1)	(0.4)	0.5
Operating income	15.1	58.8	19.6	19.2	75.0	56.1
Finance income	1.3	5.2	1.7	1.5	5.7	3.4
Finance expenses	(3.1)	(12.2)	(1.1)	(3.3)	(12.8)	(9.0)
Finance result	(1.8)	(7.1)	0.6	(1.8)	(7.1)	(5.6)
Income before income taxes	13.3	51.7	20.3	17.4	67.8	50.5
Income taxes expense	(0.6)	(2.2)	(1.4)	(0.9)	(3.6)	(3.3)
Net income	12.7	49.5	18.9	16.5	64.2	47.2
Income attributable to
Equity holders of the parent	10.7	41.5	17.5	14.4	56.3	43.8
Non-controlling interests	2.0	7.9	1.3	2.0	7.9	3.3

Earnings per share (R$, unless otherwise indicated)
Earnings per share – basic
Common shares	5.17	20.13	15.23	5.91	23.04	28.67
Earnings per share – diluted
Common shares	5.07	19.74	15.23	5.81	22.66	28.67

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a discussion on our acquisitions and our unaudited pro forma condensed consolidated statement of income and related notes, see “Presentation of Financial and Other Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Historical Afya Brazil			Pro Forma(2)
	For the Year Ended December 31,
	2018	2018	2017	2018	2018
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Income Statement Data
Net revenue	85.7	333.9	216.0	140.5	547.6
Cost of services	(43.1)	(168.1)	(124.1)	(65.4)	(254.8)
Gross profit	42.6	165.9	91.9	75.1	292.7
General and administrative expenses	(18.0)	(70.0)	(45.4)	(40.5)	(158.1)
Other income (expenses), net	0.2	0.6	2.8	(0.4)	(1.6)
Operating income	24.7	96.4	49.3	34.2	133.0
Finance income	2.7	10.4	5.2	4.7	18.3
Finance expenses	(2.1)	(8.2)	(3.6)	(7.1)	(27.5)
Finance result	0.6	2.3	1.6	(2.4)	(9.3)
Income before income taxes	25.3	98.7	51.0	31.8	123.7
Income taxes expense	(1.0)	(4.0)	(2.5)	(1.9)	(7.5)
Net income	24.3	94.7	48.5	29.8	116.2
Income attributable to
Equity holders of the parent	22.2	86.4	45.4	26.5	103.2
Non-controlling interests	2.2	8.4	3.1	3.4	13.0

Earnings per share (R$, unless otherwise indicated)
Earnings per share – basic
Common shares	13.22	51.51	39.49	12.88	50.20
Earnings per share – diluted
Common shares	12.99	50.61	39.49	12.70	49.47

____________________

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a discussion on our acquisitions and our unaudited pro forma condensed consolidated statement of income and related notes, see “Presentation of Financial and Other Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Historical Afya Brazil
	As of March 31,		As of December 31,
	2019	2019	2018	2018	2017
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions
Balance Sheet Data:
Assets
Total current assets	96.5	376.2	34.3	133.5	60.5
Total non-current assets	317. 3	1,236.5	201.4	784.9	43.1
Total assets	413.9	1,612.8	235.7	918.4	103.6
Liabilities and Equity
Total current liabilities	57.4	223.7	46.8	182.3	51.9
Total non-current liabilities	86.0	335.0	37.4	145.7	4.9
Total liabilities	143.4	558.7	84.2	328.1	56.9
Total equity	270.5	1,054.1	151.5	590.4	46.8
Total liabilities and equity	413.9	1,612.8	235.7	918.4	103.6

____________________

(1)	For convenience purposes only, amounts in reais as of March 31, 2019 and as of December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

This prospectus presents our Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of the investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate Operating Cash Conversion Ratio as the cash flows from operations divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA and Pro Forma Adjusted EBITDA because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Adjusted EBITDA and Operating Cash Conversion Ratio

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Adjusted EBITDA(2)	19.2	74.7	22.9	30.8	120.0	57.3
Operating Cash Conversion Ratio(3)	80.8%	80.8%	83.3%	70.6%	71.7%	70.6%

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a reconciliation of our Adjusted EBITDA, see “Selected Financial and Other Information—Reconciliation of Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA and Net Income.”

(3)	For a reconciliation of our Operating Cash Conversion Ratio, see “Selected Financial and Other Information—Reconciliation of Non-GAAP Financial Measures—Operating Cash Conversion Ratio Reconciliation.”

Pro Forma Adjusted EBITDA

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Pro Forma Adjusted EBITDA(2)	25.1	98.0	70.7	50.8	198.1	119.9

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a reconciliation of our Pro Forma Adjusted EBITDA, see “Selected Financial and Other Information—Reconciliation of Non-GAAP Financial Measures—Reconciliation between Pro Forma Adjusted EBITDA and Pro Forma Net Income.”

Operating Data (Historical)

Educational Level	As of March 31,	As of December 31,
	2019	2018	2017
Undergraduate medical degree students	5,011	4,540	2,070
Other non-medical undergraduate courses students	14,410	15,180	8,094
Total undergraduate students	19,421	19,720	10,164
Preparatory courses(1)	7,187	–	–
Total students	26,608	19,720	10,164
Operating campuses	9	9	4
Approved campuses(2)	14	9	4
Operating medical school seats (3)	917	917	420
Approved medical school seats (4)	1,167	917	420

____________________

(1)	Medcel only. The information in this table as it relates to Medcel is as of March 31, 2019 only and does not set forth information as of December 31, 2018 and 2017, as we acquired Medcel on March 29, 2019. The information in this table, as it relates to Medcel, is based on data provided to Afya Brazil by Medcel. We believe it is reliable, but it does not form part of our consolidated operating history.

(2)	Approved campuses and approved medical school seats refer to our total number campuses and seats approved by MEC for the periods indicated, whether or not operating. All our operating campuses and medical school seats are also approved campuses and medical school seats, however not all our approved campuses and medical school seats are operating campuses and medical school seats.

(3)	With the acquisition of FASA on April 3, 2019, the number of operating medical school seats increased to 1,102.

(4)	With the acquisition of FASA on April 3, 2019, the number of approved medical school seats increased to 1,352.

Other Data

Combined Tuition Fees*

The following table sets forth information that was derived from the historical operating information for each of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP. The information in this table, as it relates to IPTAN, IESVAP, CCSI, IESP and FADEP prior to the dates of their respective acquisitions by Afya Brazil in 2018, is based on data provided to Afya Brazil by such companies. We believe it is reliable, but it does not form part of our consolidated operating history.

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Medical school programs	29.3	114.2	84.1	95.0	370.2	268.5
Other undergraduate health sciences programs	5.8	22.6	23.9	24.7	96.1	87.5
Other undergraduate programs(2)	5.8	22.4	25.6	25.4	99.2	102.5
Total(A)	40.8	159.1	133.6	145.1	565.5	458.5
% Medicine(3)	71.7%	71.7%	63.0%	65.5%	65.5%	58.6%
% Health sciences programs(4)	85.9%	85.9%	80.8%	82.5%	82.5%	77.6%

____________________

*	Combined tuition fees is the sum equal to the total tuition fees charged to students, as recorded in the internal management records of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018 and 2017. These internal management records register the number of students at each school and the tuition fees they have been invoiced for each relevant period, and we are required to maintain them and disclose them annually to the MEC. We use these records to calculate our gross revenue for a given period, which we in turn use to calculate our net revenue for purposes of our financial statements.

We present combined tuition fees because, given our limited operating history and that our historical and pro forma financial information and operational information included elsewhere in this prospectus may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of IPTAN, IESVAP, CCSI, IESP and FADEP as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present combined tuition fees as the sum of gross tuition fees charged to students, which differs from our pro forma net revenue, which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. Although we have not included CCSI in the pro forma financial information included elsewhere in this prospectus, we have included tuition fee data for CCSI because we believe that excluding it would distort the trend of this metric, which we view as useful in helping investors assess our business. For the three months ended March 31, 2019 and 2018, the total tuition fees charged to students by Afya Brazil were R$159.1 million and R$66.8 million, respectively. For the years ended December 31, 2018 and 2017, the total tuition fees charged to students by Afya Brazil were R$565.5 million and R$220.3 million, respectively. The past performance of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP, as reflected in the combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from the Pro Forma Transactions. For further information, see “Presentation of Financial and Other Information—Combined Tuition Fees.”

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Represents all non-health sciences undergraduate programs.

(3)	Calculated as medical school programs divided by the Total (A).

(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the Total (A).

 Risk Factors

An investment in our Class A common shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before making an investment decision and purchasing our Class A common shares. In particular, you should consider the risks related to an investment in companies operating in Brazil and Latin America generally, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil, involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Cautionary Statement Regarding Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Certain Risks Relating to Our Business and Industry

We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.

We expect to continue to acquire medical higher education institutions as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary.

In addition, our previous and any future acquisitions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not contribute to our commercial strategy or the image of our institution;

•	a future acquisition may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;

•	we may face contingent liabilities in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;

•	the acquisition process may require additional funds and/or may be time consuming and the attention of our management may be diverted from their day-to-day responsibilities and our operations;

•	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;

•	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;

•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;

•	certain acquisitions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;

•	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;

•	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the Brazilian Ministry of Education (Ministério da Educação, or MEC) within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and

•	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose additional restrictions or conditions on the reaccreditation of the acquired company.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. As of the date of this prospectus, we have fully integrated the operations of three of our acquisitions and are in the process of integrating the operations of four of our acquisitions with our existing business. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business could be materially adversely affected.

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us.

A significant portion of our total tuition fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017, 85.9%, 82.5% and 77.6%, respectively, of total combined tuition fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of 2018, we have adhered to the “New FIES,” a new federal program aimed at providing student financing. Similar to the FIES, the New FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, our exposure to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, which we calculate by dividing the sum of the combined tuition fees financed through FIES by total combined tuition fees, was 11.9%, 13.0% and 5.5% of total combined tuition fees as of March 31, 2019 and as of December 31, 2018 and 2017, respectively.

Should (i) the Brazilian federal government terminate or reduce the transfer of monthly payments to our institutions that participate in FIES or New FIES, (ii) the students benefiting from FIES or New FIES fail to meet the requirements for enrollment in the programs or (iii) the Brazilian federal government extend the term to make reimbursements under FIES or New FIES or adversely change their rules, our results of operations and cash flow may be materially adversely affected. We may also experience a decline in revenues and a decline in the number of students at our campuses from the FIES and the New FIES programs.

Moreover, recent changes to the rules to renew FIES contracts, as well as the shutdown of the system to enter into new student financing agreements, may negatively affect the number of students enrolled in our courses, causing a reduction in our revenues. For more information regarding the changes to FIES contracts, see “Regulatory Overview.”

If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.

Some of our students participate in the University for All Program (Programa Universidade para Todos, or PROUNI program). Through the PROUNI program, the Brazilian federal government grants a number of full and partial scholarships to low-income post-secondary education students. As a result of our participation in the PROUNI program, we benefit from certain federal tax exemptions relating to bachelor’s and associate’s degree programs, such as (i) income tax, (ii) Social Contribution Tax on Gross Revenue (Programa de Integração Social, or PIS), (iii) Social Security Financing Tax on Gross Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS), and (iv) Social Contribution Tax on Net Profit (Contribuição Social sobre o Lucro Líquido, or CSLL), regarding our revenues from undergraduate and associate programs.

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, submitting to MEC semi-annual records of attendance, achievement and drop-out of students receiving scholarships, among others. See “Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations. If we lose our tax exemptions and incentives, if we are unable to comply with future requirements or if changes in the law limit our ability to maintain these tax benefits, our business, financial condition, as well as the results of our operations may be significantly and adversely affected.

Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Our limited operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical and pro forma financial information included elsewhere in this prospectus may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the three months ended March 31, 2019 are not directly comparable to our results of operations for the three months ended March 31, 2018, and our results of operations for the year ended December 31, 2018 are not directly comparable to our results of operations for the year ended December 31, 2017, due to the effects of the Pro Forma Transactions. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial

Condition and Results of Operations—Unaudited Supplemental Pro Forma Information For The Year Ended December 31, 2017.” Any statistical or operating data included in this prospectus, as it relates to the acquired businesses prior to the dates of their respective acquisitions by Afya Brazil, is based on data provided to the Issuer by such companies. We believe it is reliable, but it does not form part of our consolidated operating history. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the companies acquired pursuant to the Pro Forma Transactions, is limited and subject to a number of uncertainties. Additionally, tuition fee data is not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to our acquisition of CCSI), and to calculate the CCSI data presented in this table for those periods, we multiplied the number of students enrolled at CCSI by the monthly tuition fees amounts charged for those periods. Accordingly, the tuition fee data for CCSI presented in this prospectus prior to CCSI’s acquisition by Afya Brazil may not be accurate, and may not be indicative of future results for that entity. Moreover, past performance is no assurance of future returns.

The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and may not be indicative of our combined financial condition or results of operations after giving effect to the Pro Forma Transactions.

The unaudited pro forma financial information contained in this prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates, and may not be indicative of our combined financial condition or results of operations after giving effect to the Pro Forma Transactions. See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this prospectus. Our actual financial condition and results of operations after giving effect to the Pro Forma Transactions may not be consistent with, or evident from, our unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations after giving effect to the Pro Forma Transactions.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not coincide with your interests.

Our directors and officers, among others, own shares in the Company and are beneficiaries under our stock option plans. We implemented our stock option plan in 2018. Due to the issuance of stock options to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

We have approved share-based incentive plans for our managers and employees. Some of these plans provide for the granting of stock options to participants. Once the options have been exercised by the participants, our board of directors will determine whether our capital stock should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. In the event settlement occurs through the issuance of new shares, our shareholders will suffer dilution of their interests in our share capital and in the value of their investments. In case of new stock option grants, whether under existing plans or new plans that may be approved by our shareholders at the shareholders’ meeting, our shareholders will be subject to additional dilution. For additional information on our stock option plan, see “Management—Compensation of Directors and Officers” for additional information.

An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows.

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for doubtful accounts expenses as a percentage of our net revenues was 2.6% , 2.3% and 1.3% for the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017, respectively.

Difficulties in identifying, opening and efficiently managing new campuses or in obtaining regulatory authorizations and accreditations on a timely basis as part of our organic growth strategy may adversely affect our business.

Our organic strategy includes expanding by opening new campuses and integrating them into our educational network. This growth plan creates significant challenges in terms of maintaining our teaching quality and culture, as a result of the complexity and difficulty of effectively managing a greater number of campuses and programs. If we are unable to maintain our current quality standards, we may lose market share and be adversely affected.

Establishing new campuses poses important challenges and requires us to make significant investments in infrastructure, marketing, personnel and other pre-operational expenses, mainly identifying new sites for lease or purchase. We prioritize identifying strategic sites, negotiating the purchase or lease of properties, building or refurbishing facilities (including libraries, laboratories and classrooms), obtaining local permits, hiring and training faculty and staff and investing in administration and support.

We are also required to register our new campuses with MEC, before opening and operating them, as well as having our new programs accredited by MEC in order to issue official degrees and certificates to our students. If we do not succeed in identifying and establishing our campuses in a cost-effective manner or in obtaining such authorizations or accreditations on a timely basis, or if MEC imposes restrictions or conditions on our accreditation requests for new campuses, our business may be adversely affected.

We may not be able to successfully expand our presence and performance in the distance learning segment.

We may face difficulties in successfully operating our distance learning program and in implementing and investing in the technologies necessary to operate a successful distance learning program, where the technological needs, the expectations of our customers and market standards change rapidly. We have to quickly modify our products and services to adapt to new distance learning technologies, practices and standards. We may be adversely affected if current or future competitors introduce products or service platforms that are superior to those we offer, or if our resources are not adequate to develop and adapt our technological capabilities rapidly enough to maintain our competitive position.

In addition, the success of our distance learning programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, or if the number of students interested in distance learning educational methods does not increase, we may be unable to successfully implement our distance learning program strategy, which would have an adverse effect on our growth strategy.

We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete with various public and private post-secondary education institutions, including distance learning institutions. Our competitors may offer programs or courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, have more conveniently located campuses with better infrastructure, or charge lower tuition. In addition, on April 5, 2018, MEC issued Ordinance No. 328/18, pursuant to which, among other measures, MEC imposed a five year suspension on the granting of authorizations for the creation of new medical education courses. Accordingly, institutions cannot create and implement new undergraduate medical education courses until April 2023. In the event MEC lifts these restrictions prior to April 2023, this may result in the creation of new medical education courses, which will in turn increase competition and may create greater pricing or operating pressure on us. Accordingly, and to compete effectively, we may be required to reduce our tuition or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities. Furthermore, we were recently awarded seven new undergraduate campuses as part of the “Mais Médicos” program, all of which are located in remote regions of Brazil. We cannot assure you that there will be sufficient student demand to fill all medical school seats available on such campuses.

As a result of the foregoing, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing programs to our students on a cost-effective basis.

To differentiate ourselves and remain competitive, we must continually update our courses and develop new educational programs, including through the adoption of new technological tools. Updates to our current courses and the development of new educational programs may not be readily accepted by our students or by the market. Also, we may not be able to introduce new educational programs at the same pace as our competitors or at the pace required by the labor market. If we do not adequately modify our educational programs in response to market demand, whether due to financial restrictions, unusual technological changes or otherwise, our ability to attract and retain students may be impaired and we may be materially adversely affected.

If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market.

We are currently experiencing a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and efficacy of internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software, enhance and improve our billing, transaction and other business systems, and add and train new software designers and engineers, as well as other personnel. This process is time intensive and expensive, and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

The ability to attract, recruit, retain and develop key personnel and qualified employees is critical to our success and growth. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace key current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed, that we will manage them successfully, or that, in the future, we will be able to attract qualified personnel with similar skills and expertise at equivalent cost and retain them.

We are also dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the failure to retain or attract the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Any increase in the attrition rates of students in our education programs may adversely affect our results of operations.

We believe that our attrition rates are primarily related to the personal motivation and financial situation of our current and potential students, as well as to socioeconomic conditions in Brazil. Our attrition rate was 18.2% for the year ended December 31, 2018. Significant changes in projected attrition rates and/or failure to re-enroll may affect our enrollment numbers, as well as our ability to recruit and enroll new students, each of which may have a material adverse effect on our projected revenues and our results of operations.

We could be adversely affected if we are unable to renegotiate collective bargaining agreements with the labor unions representing our professors and administrative employees or by strikes and other union activity.

Our payroll costs and expenses account for the majority of the costs of the services and general and administrative expenses, or 66.7%, 65.8% and 65.1% of such costs and expenses for the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees. In addition, we may not be able to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

We may be held liable for extraordinary events that may occur at our campuses, which may have an adverse effect on our image and, consequently, our results of operations.

We may be held liable for the actions of officers, directors, professors or other employees at our campuses, including allegations of noncompliance by officers, directors, professors or other employees with specific legislation and regulations implemented by MEC relating to our programs. In the event of accidents, injuries or other damages affecting students, professors, other employees or third parties at our campuses, we may face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We may also be subject to claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts. Our insurance coverage may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events. We may also not be able to renew our current insurance policies under the same terms. Such liability claims may affect our reputation and harm our financial results. In addition, we may also be subject to legal proceedings by current and/or former students alleging breaches of rights granted by the Brazilian Consumer Protection (Código de Defesa do Consumidor), and to legal proceedings by current and/or former employees alleging breaches of applicable labor laws. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase drop-out rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to collectively as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC).

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, we may also face investigations and/or sanctions by the CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate or the consumers in such markets.

Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

We benefit from Brazilian Federal Law No. 10,865/2004, as amended by Brazilian Federal Law No. 11,033/2004, which establishes a zero rate for the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian government or any Brazilian municipality or tax authority or the Brazilian courts decide to change or review the tax treatment of our activities, or cancel or reduce the tax benefit applied on the sale of books (including digital books and e-readers) and/or challenge it, and we are unable to pass any cost increase onto our students, our results may be materially adversely affected.

If we are unable to maintain consistent educational quality throughout our network, including the education materials of our post-secondary education institutions, or keep or adequately train our faculty members, we may be adversely affected.

Our teaching faculty, including teachers and professors at our post-secondary education institutions, is essential for maintaining the quality of our programs and the strength of our brand and reputation. We promote training in order for our faculty to attain and maintain the qualifications we require and for us to provide updating programs on trends and changes in their areas. Due to shortages in the supply of qualified professors, competition for hiring and retaining qualified professionals has increased substantially. We cannot assure you that we will succeed in retaining our current professors or recruiting or training new professors who meet our quality standards, particularly as we continue to expand our operations.

The quality of our academic curricula and the infrastructure of our campuses are also key elements of the quality of the education we provide. We cannot assure you that we will succeed in identifying facilities with adequate infrastructure for our new campuses, develop adequate infrastructure in properties we acquire or have enough resources to continue expanding through acquisitions or development of new projects. In addition, we cannot assure you that we will be able to develop academic curricula for our new programs with the same levels of excellence as existing programs and meeting the standards set forth by MEC. Shortages of qualified professors, adequate infrastructure or quality academic curricula for new programs according to our business model and the parameters set forth by MEC, may have a material adverse effect on our business.

Our business depends on the continued success of the brands of each of our institutions, as well as the “Afya” brand, and if we fail to maintain and enhance recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to grow student enrollments. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we are not able to maintain our current MEC evaluation ratings and the evaluation ratings of our students, we may be adversely affected.

We and our students are regularly evaluated and rated by MEC. If our campuses, programs or students receive lower scores from MEC than in previous years in any of its evaluations, including the IGC (Índice Geral de Cursos), and the Student Performance National Exam (Exame Nacional de Desempenho de Estudantes, or ENADE), we may experience a reduction in enrollments and be adversely affected by perceptions of decreased educational quality, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

Finally, in the event that any of our programs receive unsatisfactory evaluations, the post-secondary education institution offering the programs may be required to enter into an agreement with MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation. Noncompliance with the terms of the agreement may result in additional penalties on the institution. These penalties could include, but are not limited to, suspending our ability to enroll students in our programs, denial of accreditation or re-accreditation of our institutions or prohibiting us from holding regular class sessions, all of which can adversely affect our results of operations and financial condition.

We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of noncompliance with any regulatory requirements.

Brazilian Federal Law No. 10,861/2004, regulated by Decree No. 9,235/2017, implemented the activities of supervision of post-secondary education entities and courses in the Brazilian federal education system. The Secretariat for Regulation and Supervision of Post-Secondary Education, or SERES, of MEC is responsible for the regular and special supervision of the corresponding courses and programs.

Regular supervision derives from complaints and allegations by students, parents and faculty members, as well as by public entities and the press. These complaints and allegations involve specific cases of entities with courses showing evidence of irregularities or deficiencies. We are subject to those complaints and representations. Special supervision, on the other hand, may be commenced by MEC itself, based on its post-secondary education regularity and quality standards, and involves more than one course or entity, grouped according to the criteria chosen for the special supervision. These criteria may include unsatisfactory results in the ENADE and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by INEP, as well as compliance with specific legal requirements as, for example, the minimum ratio between faculty members with master’s or doctorate degrees.

Administrative irregularities can include, among others: (i) unlicensed or irregular post-secondary courses; (ii) any outsourcing of post-secondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to post-secondary education courses within the time periods enacted by MEC pursuant to Decree No. 9,235/2017; and (iv) failure to comply with any penalties imposed by the MEC.

If MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or postgraduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new distance learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in the New FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest the MEC’s findings by filing motions with MEC or with Brazilian courts.

Upon completion of the supervisory process and to the extent MEC concludes that there are administrative irregularities, SERES may apply the penalties provided for by Law No. 9,394/1996, namely (i) discontinue courses; (ii) directly intervene in the educational institution; (iii) temporarily suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) disqualify the institution as an educational institution; (v) reduce the number of student vacancies; (vi) temporarily suspend new student enrollments; or (vii) temporarily suspend courses.

The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.

We are subject to various federal laws and extensive government regulations by MEC, Conselho Nacional de Educação (National Education Council, or CNE), INEP, FIES and the National Post-secondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior, or CONAES), among others, including, but not limited to Law No. 12,871, of October 22, 2013, which created the “Mais Médicos” program.

Brazilian education regulations define three types of post-secondary education institutions: (i) colleges, (ii) university centers and (iii) universities. The three categories depend on previous accreditation by MEC to operate. Colleges differ from the other categories with respect to the programs offered, as colleges depend on previous authorization from MEC to implement new programs, while university centers and universities are not subject to such requirements, except for courses in law, medicine, psychology, nursing and dentistry, which require the prior approval of MEC.

All accredited educational institutions require the prior approval of MEC to create campuses outside their headquarters. All post-secondary education programs must be recognized by MEC as a requirement, together with registration of the program, to validate the diplomas issued by them. However, pursuant to article 101 of Ordinance No. 23/2017 of MEC, issued diplomas may be valid even if the program is not formally recognized by MEC, so long as the educational institution has filed the request with MEC to certify the program, and the request is pending formal review and approval by MEC. As a result, any failure to comply with legal and regulatory requirements by post-secondary education entities may result in the imposition of sanctions by MEC, as well as damage to the program’s reputation.

MEC must authorize our campuses located outside our headquarters before they can start their operations and programs. For further information, see “Regulatory Overview.” Distance learning programs, as well as on-campus learning, are also subject to strict accreditation requirements for their implementation and operation. We must comply with all such requirements in order to obtain and renew all authorizations.

We cannot assure you we will be able to comply with these regulations and maintain the validity of our authorizations, enrollments and accreditations in the future. If we fail to comply with these regulatory requirements, MEC could place limitations on our operations, including cancellation of programs, reduction in the number of positions we offer to students, termination of our ability to issue degrees and certificates and revocation of our accreditation, any of which could adversely affect our financial condition and results of operations.

We cannot assure you that we will obtain accreditation or re-accreditation of our post-secondary education institutions, or that our courses will receive authorization or re-authorization as scheduled, or that they will have all of the accreditations, re-accreditations, authorizations and re-authorizations required by MEC. The absence of such accreditations and authorizations or any delays in obtaining them could adversely affect our financial condition and results of operations.

As of the date of this prospectus, two of the seven authorizations awarded to us in 2018 in connection with the “Mais Médicos” program are suspended by court order, as they are the subject of proceedings filed by certain of our competitors against MEC challenging the results of the public procurement for those authorizations. See “Business—Legal Proceedings—“Mais Médicos” Proceedings.” We cannot guarantee that the results of these proceedings will be favorable to us and that our competitors will not challenge the results of any other public procurement related to the “Mais Médicos” program. If any of these or other authorizations we obtained in connection with the “Mais Médicos” program are withdrawn or modified by the relevant authorities, we could be adversely affected.

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (1) any revocation of accreditation of private educational institutions; (2) the imposition of controls on monthly tuition payments or restrictions on profitability of private educational institutions; (3) faculty credentials; (4) academic requirements for courses and curricula; (5) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (6) the “Mais Médicos” Program; and (7) the promulgation by the MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs. We may be materially adversely affected if we are unable to obtain these authorizations, accreditations and course recognitions in a timely manner, if we cannot introduce new courses as quickly as our competitors or if we are not able to or do not comply with any new rules or regulations promulgated by the MEC.

Our success depends on our ability to operate in strategically located property that is easily accessible by public transportation.

We believe that urban mobility, inadequate public transportation systems and high transportation costs in many Brazilian cities make the location and accessibility of campuses a decisive factor for students choosing an educational institution. Therefore, a key component of the success of our business consists in finding, renting and/or buying strategically located property that meets the needs of our students. We cannot guarantee that we will be able to keep our current property or acquire new property that is strategically located in the future. In addition, acquisition costs, costs associated with improvements, construction, and repairs of existing properties and rental values for the properties we use might increase in the future and could have a material adverse effect on our business. Finally, due to demographic and socioeconomic changes in the regions in which we operate, we cannot guarantee that the location of our campuses will continue to be attractive and convenient to students.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this prospectus, we had no issued patents and one patent application pending in Brazil. We are party to 92 agreements, with third-party authors with respect to educational content. We own 26 trademark registrations. As of March 31, 2019, we owned 104 registered domain names in Brazil. We also have 50 pending trademark applications in Brazil as of the date of this prospectus and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design around our intellectual property or proprietary rights;

•	our ability to assert or enforce our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert or enforce our intellectual property or proprietary rights against or to license our intellectual property or proprietary rights to others and collect royalties or other payments.

If we pursue litigation to assert or enforce our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and, if we do not succeed in defending such claims, could harm our business, financial condition and operating results.

From time to time, third parties may allege in the future that we or our business infringes, misappropriates or otherwise violates their intellectual property or proprietary rights, including with respect to our publications. Many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We have in the past and may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out-of-court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software and our software is mainly developed by our employees, who assign to us their copyrights over the software. In this regard, though applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.

We are, and we, our controlling shareholders, directors or officers may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax, criminal or regulatory events, involving our suppliers, students, faculty members, as well as environmental, competition and tax authorities, especially with respect to civil, tax, criminal and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions on material legal, arbitration or administrative proceedings may damage our reputation and may adversely affect our results of operations and the price of our Class A common shares.

In addition, Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may damage our reputation , cause us to lose our current tax incentives/benefits and any agreements that we are party to with public entities to be suspended or terminated, any of which may adversely affect our results of operations and the price of our Class A common shares. For further information, see “Management—Legal Proceedings.”

We are currently in the process of obtaining or renewing local licenses and permits, including licenses from the fire department, for some of the real estate we use. Failure to obtain renewals of these licenses and permits on a timely manner may result in penalties, including closures of some of our campuses.

The use of all of our buildings, including our operational and administrative buildings, is subject to the successful issuance of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building was constructed in compliance with applicable zoning and municipal regulations. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate, issued by the fire department, prior to being used regularly.

We are currently in the process of obtaining and/or renewing these licenses for some of the real estate we use. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in the worst case scenario, the temporary or permanent closure of the campus or branch lacking the licenses and permits to the extent the relevant penalties and fines have not been paid and the licenses and permits have not been obtained following notifications from the relevant authorities. Any penalties imposed, and in particular the forced closure of any of our campuses or branches, may result in a material adverse effect on our business. Moreover, in the event of any accident at our campuses or branches, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of insurance policies, if any, for the respective campus or branch and may damage our reputation.

We may not be able to maintain or renew our existing leases.

We lease substantially all of the properties on our campuses. According to Brazilian lease laws, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same real estate, the aggregate term in such agreement or amendment must be greater than five consecutive years (ii) the lessee must have been using the property for the same purpose for a minimum and continuous period of three years and (iii) the lessee must claim the right of automatic renewal at the most one year and at least six months prior to the end of the term of the lease agreement.

Lease agreements with terms lasting less than five years are not entitled to a right of renewal and, as a result the lessor has the right to refuse renewal of the lease upon expiration of its term. The lease agreements relating to our campuses generally have terms lasting from five to 20 years and are renewable in accordance with applicable Brazilian lease laws. If we are forced to close any of our campuses due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

In addition, most of our lease agreements are not registered with the relevant real estate registries. We therefore do not have a right of first refusal over the applicable property in the event of a sale by its landlord and the subsequent purchaser may require that we vacate the property.

Acquisitions of educational institutions, in certain circumstances, must be approved by the Administrative Council for Economic Defense.

Brazilian legislation provides that acquisitions of educational institutions meeting certain requirements must be approved by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) prior to the completion of the acquisition if one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party or group of companies involved has gross income of at least R$75.0 million in that same period. As part of this process, CADE must determine whether the specific operation affects the competitiveness of the market in question or the consumers in such markets. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of some of the operations of the target of the acquisition, or impose restrictions on the operations and commercialization of the target. Failure to obtain approval for future acquisitions or any conditional approvals of future acquisitions may result in expenses that may adversely affect our results of operations and financial condition. As a result of our growth strategy through acquisitions of new entities, we may need additional funds to implement our strategy. Therefore, if we cannot obtain adequate financing to conclude any potential acquisition and implement our expansion plans, our growth strategy will be affected.

Some of the properties that we occupy are owned by companies controlled by one of our controlling shareholders. Therefore, we are exposed to conflicts of interest, since the administration of such properties may conflict with our interests, those of such controlling shareholder and those of our other shareholders.

Some of the properties we occupy, including properties where some of our campuses are located, are owned and operated by companies controlled by one of our controlling shareholders. See “Related Party Transactions” and note 8 to our audited consolidated financial statements. Therefore, the interests of our controlling shareholder in the administration of such property may conflict with our interests and those of our other shareholders.

We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.

We control a number of subsidiary companies that carry out the business activities of our corporate group. Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders.

In addition, the Brazilian federal government recently stated that the income tax exemption on the distribution of dividends may be repealed and income tax assessed on the distribution of dividends in the future, and that applicable taxes on the payment of interest on shareholders’ equity may be increased in the future. Any repeal of the income tax exemption on the distribution of dividends and any increase in applicable taxes on the payment of interest on shareholders’ equity may adversely affect us.

We and our subsidiaries may be held directly or indirectly responsible for labor claims pursuant to contracted services.

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for services such as cleaning, surveillance, telemarketing and security. We may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers, and may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

We may not be able to pass on increases in our costs by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. For the three months ended March 31, 2019, payroll costs and expenses represented 66.7% and utilities expenses (comprised mainly of water, electricity and telephone expenses) represented 1.3% of our total costs and expenses. For the year ended December 31, 2018, payroll costs and expenses represented 65.8%, lease expenses represented 8.5% and utilities expenses, comprised mainly of water, electricity and telephone expenses, represented 1.1% of our total costs and expenses. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, our operating results may be adversely affected.

If we are not able to attract and retain students, or are unable to do so without decreasing our tuition fees, our revenues may decline.

The success of our business depends primarily on the number of students enrolled in our programs and the tuition fees that they pay. Our ability to attract and retain students depends mainly on the tuition fees we charge, the convenient locations of our facilities, the infrastructure of our campuses, the quality of our programs as perceived by our existing and potential students. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop our educational systems to address changing market trends and demands from post-secondary education institutions and students, (iii) develop new programs and enhance existing programs to respond to changes in market trends and student demands, (iv) adequately prepare our students for careers in their chosen professional occupations, (v) successfully implement our expansion strategy, (vi) manage our growth while maintaining our teaching quality and (vii) effectively market and sell our programs to a broader base of prospective students. If we are unable to continue to attract new students to enroll in our programs and to retain our current students without significantly decreasing tuition, our revenues and our business may decline and we may be adversely affected.

We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital expenditures with respect to their compliance.

We are subject to several environmental municipal, state and federal laws. Compliance with these laws and regulations is monitored by governmental agencies and bodies that may impose administrative, civil and criminal sanctions on us. Violations of these laws and regulations may result in the imposition of criminal and administrative sanctions, as well as civil liability, seeking redress for alleged environmental damages and damages to third parties. Causing environmental damage may lead to administrative sanctions, which may include, among other consequences, penalties such as fines (ranging from R$50 to R$ 50 million ), revocation of our licenses and authorizations, and the temporary or permanent suspension of our activities. There is no limit to the amount that the courts may award to cover the costs of remediation in the case of civil liability or, if the environmental damage cannot be repaired, the payment of an indemnity. In addition, a claim seeking compensation for environmental damages is not subject to a statute of limitations. The enactment of more stringent laws and regulations or more stringent interpretations of existing laws and regulations may force us to increase our capital expenditures relating to environmental compliance, therefore diverting funds from previously planned investments. These changes could have a material adverse effect on us. Governmental agencies or other authorities may also significantly delay or deny the issuance of permits and authorizations required for our operations, preventing us from making constructions and improvements in our campuses. In addition, the improper disposal of solid waste, as well as accidents resulting from the transportation of such wastes, may give rise to administrative, civil and criminal sanctions. Considering the provision on strict and joint environmental civil liability, the hiring of third parties to provide services for the collection, transportation and final disposal of waste does not exempt us from liability for any environmental damage caused by such third parties.

We may be adversely affected if the government changes its investment strategy in education.

According to Brazilian Federal Law No. 9,394/1996, as amended, providing education is a duty of the government and of the family, and private education is permitted, in accordance with the terms set forth by the Brazilian constitution and applicable laws and regulations. Certain public institutions may have certain competitive advantages over us in the admissions process, as they do not charge tuition fees and may be perceived to be more prestigious than private institutions, but the limited number of positions available and the competitive nature of the admission process to public institutions significantly restricts access to these institutions by students. However, the Brazilian government may change its policy and increase the competition we face by (i) increasing the level of public investment in basic education and post-secondary education in general, opening a higher amount of positions and increasing the quality of education offered by public entities; and (ii) shifting resources from institutions that are centers of excellence and research to public post-secondary education institutions. The introduction and extension of affirmative action admission policies by federal and state institutions based on income, race or ethnicity criteria could also heighten the level of competition in the industry. Any policy change affecting the level of public investment in any aspect of the education sector may adversely affect us. As of the date of this prospectus, our management is not aware of any pending policy changes or proposed legislation affecting the level of public investment in the education sector in Brazil.

Government agencies, MEC and third parties may conduct inspections, file administrative proceedings or initiate litigation against us.

Because we operate in a highly regulated industry, government agencies, MEC or third parties may conduct inspections, file administrative proceedings or initiate litigation for noncompliance with regulations against us or the institutions we purchase. If the results of these proceedings or litigations are unfavorable to us, or if we are unable to successfully defend our cases, we may be required to pay monetary damages or be subject to fines, limitations, injunctions or other penalties. Even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by these proceedings or to those lawsuits or claims. Administrative proceedings or court actions brought against us may damage our reputation, even if such lawsuits or claims are without merit.

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, institutions, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach of our systems could result in a devastating impact on our reputation, financial condition or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business.

Pursuant to the Brazilian Data Protection Law (Lei Geral de Proteção de Dados , or LGPD ), security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach.

Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation.

Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.

Information technology is an essential factor of our growth. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector, particularly in the distance learning segment where the technological needs and expectations of our customers and market standards change rapidly and we must quickly adapt to new distance learning technology, practices and standards. Moreover, our competitors may introduce better products or service platforms. Our success depends on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace. Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

Our business, particularly our distance learning segment, depends on our information technology infrastructure functioning properly and without interruptions. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our satellite transmissions of data, sound and image may have a material adverse effect on us and our business.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information, including student information, or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions.

The Internet Act (Law No. 12,965 /2014) applies only to personal data collected through the Internet, and establishes other principles and rules with respect to the privacy and protection of the personal and behavioral data of internet users. The Internet Act guarantees, among others, the privacy of internet and privately stored communications. Any data processing activity is subject to the data subject’s informed, free and express consent.

Decree No. 8,771/2016, which regulates the Internet Act, requires internet app providers to maintain certain security measures in connection with the storage of personal data, including: (i) strict controls on access to personal data; (ii) authentication safeguards; (iii) detailed data inventories (e.g., date, time and duration of access to the data, identity of the employee that accessed the data and the actions taken), and (iv) use of IT solutions to ensure the data is protected (for example, data encryption or other equivalent protective measures). If we fail to comply with the provisions of the Internet Act, we may be subject to sanctions and penalties, including damages, which will be assessed based on the nature and degree of our non-compliance, among other factors.

On August 15, 2018, the LGPD came into force. The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation, or GDPR ). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment.

Failure by us to adhere to the LGPD and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could adversely our business, financial condition or results of operations.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Companies subject to the LGPD (including our Brazilian operations) are required to comply with the obligations of the LGPD by August 2020. On December 28, 2018, Provisional Measure No. 869/2018, or PM, was enacted, amending certain provisions of the LGPD and creating the National Data Protection Authority, or the ANPD. The PM also extended the deadline for companies to become compliant with the LGPD to August 2020. Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of sensitive data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In addition, we have acquired a number of different companies, each of which must be integrated, including their accounting processes. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2018. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our insufficient accounting resources and systems necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC.

Since 2018, we have been implementing several measures to remediate these material weaknesses to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls, and retaining outside consultants with extensive technical expertise. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

After this offering, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, starting in 2020 we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Brazilian Macroeconomic Environment.”

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 28, 2018, Jair Bolsonaro won the Brazilian presidential election and took office on January 1, 2019. In this context, we cannot predict which policies the new administration may adopt or change during its term or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our Class A common shares. Furthermore, uncertainty over whether the Brazilian government will implement reforms or changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities offered by companies with significant operations in Brazil.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 1.5%, 3.7%, 2.9% and 6.3% as of March 31, 2019 and as of December 31, 2018, 2017 and 2016, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM). On February 7, 2018, the Monetary Policy Committee reduced the base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate) to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on February 6, 2019. As of March 31, 2019, the SELIC rate was 6.50%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.897 per U.S.$1.00 on March 31, 2019, which reflected a 0.6% depreciation in the real against the U.S. dollar during the first three months of 2019. As of May 20, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.106 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.1% in 2017 and a growth of 1.1% in 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effect of Donald Trump’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares and the Offering

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant contracts or acquisitions;

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

The Esteves Family and Crescera, our largest group of shareholders, will own       % of our outstanding Class B common shares, which will represent approximately       % of the voting power of our issued share capital following this offering, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Immediately following this offering, the Esteves Family and Crescera will control our company and will not hold any of our Class A common shares, but will beneficially own       % of our issued share capital (or       % if the underwriters’ option to purchase additional Class A common shares is exercised in full) through their beneficial ownership of all of our outstanding Class B common shares, and consequently,       % of the combined voting power of our issued share capital (or       % if the underwriters’ option to purchase additional Class A common shares is exercised in full). Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Esteves Family and Crescera will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Esteves Family and Crescera may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The decisions of the Esteves Family and Crescera on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.” In addition, for so long as they beneficially own more than two-thirds of our issued share capital, the Esteves Family and Crescera will also have the ability to unilaterally amend Afya’s Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote).

So long as the Esteves Family and Crescera continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. For example, if our Class B common shares amounted to       % of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Esteves Family and Crescera), would collectively control       % of the voting power of our outstanding common shares. If the Esteves Family and Crescera sell or transfer any of their Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if the Esteves Family or Crescera sell or transfer them means that the Esteves Family and Crescera will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that they retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Description of Share Capital.”

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have outstanding            Class A common shares and            Class B common shares (or            Class A common shares and            Class B common shares, if the underwriters exercise in full their option to purchase additional shares). Subject to the lock-up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of this prospectus. Our directors, executive officers and substantially all of our equityholders have agreed to substantially similar lock-up provisions. However,                       may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. We and our acquired businesses historically have operated as privately-owned companies, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs which we have not incurred previously, including, but not limited to, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with the Esteves Family and Crescera; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, which are the shares being sold in this offering, will entitle its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (comprised of the Esteves Family and Crescera) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Afya (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of March 31, 2019 if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $           per share in pro forma net tangible book value. In addition, purchasers of Class A common shares in this offering will have contributed approximately       % of the aggregate price paid by all purchasers of our common shares but will own only approximately       % of our common shares outstanding after this offering. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy going forward through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not expect to be a PFIC for our 2019 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. A “mark-to-market” election may be available, however, if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Taxation—U.S. Federal Income Tax Considerations.”

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Afya, the company whose Class A common shares are being offered in this prospectus, was incorporated on March 22, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of Afya Brazil shares to it prior to the consummation of this offering, Afya will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We prepare our annual consolidated financial statements in accordance with IFRS, as issued by the IASB, and unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standard No 34 – Interim Financial Reporting (“IAS 34”). Unless otherwise noted, Afya Brazil’s financial information presented herein as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, and as of and for the years ended December 31, 2018 and 2017 is stated in Brazilian reais, its reporting currency. The consolidated financial information of Afya Brazil contained in this prospectus is derived from Afya Brazil’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, and Afya Brazil’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” “our audited consolidated financial statements” and “our unaudited interim condensed consolidated financial statements” are to Afya Brazil’s consolidated financial statements included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Following this offering, Afya will begin reporting consolidated financial information to shareholders, and Afya Brazil will not present consolidated financial statements. We also maintain our books and records in Brazilian reais and our consolidated financial statements will be prepared in accordance with IFRS.

Afya Brazil and our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

Acquisitions and Pro Forma Financial Information

IPTAN and IESVAP

On January 11, 2018, the Esteves Family, BR Health and Afya Brazil entered into an investment and purchase agreement providing for (a) an initial Afya Brazil capital increase which was paid: (i) by the Esteves Family with the contribution of the ownership interest held by the Esteves Family in IPTAN and IESVAP in an amount equal to R$11.6 million; and (ii) by BR Health through a cash contribution in an amount equal to R$55.0 million, followed by (b) a sale by the Esteves Family to BR Health of shares in Afya Brazil for a purchase price equal to R$37.5 million. The transaction was consummated on April 26, 2018 and the aggregate purchase price was R$200.2 million.

IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The audited financial statements of IPTAN as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. The audited financial statements of IESVAP as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

CCSI

On March 9, 2018, Afya Brazil entered into a purchase agreement with the former controlling entity of CCSI, Associação de Integração Social de Itajuba, or AISI, providing for the acquisition of 60% of CCSI by Afya Brazil and an increase in CCSI’s share capital. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The CCSI transaction was consummated on May 30, 2018. The purchase price was R$39 million, of which (i) R$6.0 million was paid by Afya Brazil to AISI in cash on the transaction closing date, (ii) R$9.3 million, related to certain liabilities of AISI (including AISI’s portion of CCSI’s capital increase totaling R$3.2 million), was paid by Afya Brazil on behalf of AISI on the transaction closing date, (iii) R$13.7 million is payable by Afya Brazil to AISA provided certain conditions are met, and (iv) R$10.0 million is payable by Afya Brazil on behalf of AISI in two equal semi-annual installments from the transaction closing date, adjusted by the IGP-M rate. The amount of the CCSI capital increase was R$8 million, R$4.8 million of which was paid in cash by Afya Brazil.

IESP

On November 27, 2018, Afya Brazil entered into a purchase agreement with the former controlling shareholders of IESP, providing for the acquisition of 80% of IESP by Afya Brazil. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. The IESP transaction was consummated on November 27, 2018. The aggregate purchase price was R$248.9 million. The initial consideration was R$236.0 million, of which (i) R$129.8 million was paid in cash on the transaction closing date, and (ii) R$106.2 million is payable in three equal installments of R$35.4 million, adjusted by the CDI rate, and due by the end of the first, second and third year from the transaction closing date. The initial consideration was increased following price adjustments of (i) R$4.0 million, related to the cash of IESP, and (ii) R$8.9 million, related to a capital reduction.

The audited financial statements of IESP as of November 26, 2018 and December 31, 2017 and for the period from January 1, 2018 to November 26, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

FADEP

On December 5, 2018, Afya Brazil entered into a purchase agreement with the former controlling shareholders of FADEP, providing for the acquisition 100% of RD Administração e Participação Ltda., which holds a 89% interest in FADEP, and 11% of FADEP by Afya Brazil. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The FADEP transaction was consummated on December 5, 2018. The aggregate purchase price was R$133.0 million, of which (i) R$80.1 million was paid in cash on the transaction closing date, and (ii) R$52.8 million is payable in three equal installments of R$17.6 million, adjusted by the SELIC rate, and due semiannually from the transaction closing date. The initial consideration was R$135.6 million and was offset by a price adjustment of R$2.7 million related to the reimbursement of transaction costs.

The audited financial statements of FADEP as of December 4, 2018 and December 31, 2017 and for period from January 1, 2018 to December 4, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

The acquisitions of IPTAN, IESVAP, IESP and FADEP are jointly referred to as the “Pro Forma Transactions” herein.

The unaudited pro forma condensed consolidated financial information and related notes included elsewhere in this prospectus combine the historical audited consolidated statements of income of Afya Brazil and the statements of income of IPTAN, IESVAP, IESP and FADEP. For a discussion on our unaudited pro forma condensed consolidated financial information and related notes, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Medcel

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controls Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web. Medcel offers distance learning residency preparatory courses.

Medcel’s (i) unaudited interim consolidated financial statements as of March 28, 2019 and December 31, 2018 and for period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018, and (ii) audited financial statements as of and for the years ended December 31, 2018 and 2017, together with the notes thereto, are included elsewhere in this prospectus.

FASA

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of Instituto Educacional Santo Agostinho S.A., or FASA, providing for the acquisition of 90% of FASA by Afya Brazil. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The FASA transaction was consummated on April 3, 2019. The purchase price was R$204.5 million, as adjusted in accordance with the terms of the purchase agreement, and to be paid and further adjusted in accordance with the terms of the purchase agreement.

We have not included the historical financial statements of FASA in this prospectus because they are not available. Moreover, we believe they would be of limited benefit to investors as two out of FASA’s four campuses do not offer medicine courses. These campuses are therefore not part of our business strategy.

IPEMED

On February 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of IPEMED. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro and São Paulo and in the Distrito Federal. It focuses on medical graduate programs and will contribute approximately 1,500 students to Afya. The IPEMED transaction was consummated on May 9, 2019. The purchase price was R$126.7 million, to be paid and adjusted in accordance with the terms of the purchase agreement.

Combined Tuition Fees

The combined tuition fees information included elsewhere in this prospectus was derived from the historical operating information for each of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP. This information, as it relates to IPTAN, IESVAP, CCSI, IESP and FADEP prior to the dates of their respective acquisitions by Afya Brazil in 2018, is based on data provided to Afya Brazil by such companies. We believe it is reliable, but it does not form part of our consolidated operating history.

Our limited consolidated operating history and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We experienced rapid and significant expansion in the year ended December 31, 2018 due to the Pro Forma Transactions. Because the historical and pro forma financial information and operational information included elsewhere in this prospectus may not be representative of our results and operations as a consolidated company, investors may have limited financial and operational information on which to evaluate us and their investment decision. See “Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.” We believe the combined tuition fees information included elsewhere in this prospectus may help investors assess the past operating results of IPTAN, IESVAP, CCSI, IESP and FADEP as combined with Afya Brazil.

The past performance of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP, as reflected in the combined tuition fees information included elsewhere in this prospectus, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from the Pro Forma Transactions.

Corporate Events

BR Health Investment in Afya Brazil

In 2016, BR Health (which merged into Afya Brazil on March 29, 2019) acquired a 30% interest in the share capital of Afya Brazil from certain members of the Esteves Family (which has since increased to 41.5% following share capital increases and the subscription of new shares by BR Health). The acquisition was secured by the following guarantees by the Esteves Family members (and/or companies controlled by them at the time) in favor of BR Health with respect to certain indemnification obligations of the Esteves Family members: (i) a fiduciary assignment of 70% of certain educational services credit rights of IESVAP up to August 2022, (ii) a pledge of shares pursuant to which Nicolau Carvalho Esteves pledged 308,998 common shares owned by him in Afya Brazil, and Rosângela de Oliveira Tavares Esteves pledged 92,859 common shares owned by her in Afya Brazil, valid up to April 2024 and which can be partially released on certain dates subject to certain conditions being met, and (iii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the state of Tocantins. Certain of the guarantees were amended in 2018 to cover certain Esteves Family indemnification obligations in connection with the IPTAN and IESVAP transactions.

On March 28, 2019, prior to the merger of BR Health into Afya Brazil, BR Health assigned the guarantees described above to Crescera, and Crescera and the Esteves Family renegotiated the guarantees, which will be comprised of: (i) a pledge of shares pursuant to which Rosângela de Oliveira Tavares Esteves pledged 2,497,275 shares owned by her in Univaço Patrimonial Ltda., (ii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the state of Tocantins, and (iii) a fiduciary assignment of land located in Parnaíba, in the State of Piauí, and in Palmas, in the State of Tocantins.

Our Incorporation

We are a Cayman Islands exempted company, incorporated with limited liability on March 22, 2019 for purposes of effectuating our initial public offering.

Our Corporate Reorganization

Prior to the consummation of this offering, the Esteves Family, Crescera and            will contribute all of their shares in Afya Brazil to us. In return for this contribution, we will issue            new Class B common shares to the Esteves Family and Crescera and            new Class A common shares to           , in each case in a one-to-           exchange for the shares of Afya Brazil contributed to us. Until the contribution of Afya Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of            common shares issued and outstanding immediately following this offering,            of these shares will be Class B common shares beneficially owned by           , and            of these shares will be Class A common shares beneficially owned by investors purchasing in this offering.

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controls Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of UEPC, a medical school located in the Federal District.

Additionally, Afya Brazil is expected to acquire an additional 15% interest in UEPC through a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital. This contribution is being conducted as part of our corporate reorganization and pursuant to the terms and conditions of (i) a purchase agreement between BR Health and UEPC’s controlling shareholders, which was assigned by BR Health to Crescera on March 25, 2019, and which required Crescera to acquire the 15% interest in UEPC directly from UEPC’s controlling shareholders, and (ii) an investment agreement dated March 29, 2019, among Crescera, certain members of the Esteves Family, certain minority shareholders and Afya Brazil, pursuant to which Crescera agreed to subsequently contribute its additional 15% interest in UEPC into Afya Brazil’s share capital in exchange for a certain number of shares in Afya Brazil, to be calculated at the time of the contribution in accordance with the calculation formula set forth in the investment agreement. This contribution is subject to antitrust regulatory approvals and closing is expected to occur in the second quarter of 2019.

Furthermore, we plan to implement certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil.

The following chart shows our corporate structure, after giving effect to our corporate reorganization and this offering:

____________________

* Except for UEPC, all subsidiaries are controlled and/or wholly owned by Afya Brazil.

** ITPAC Palmas, ITPAC Cametá, ITPAC Cruzeiro do Sul and ITPAC Manacapuru are branches of ITPAC Araguaína and IPTAN Santa Inês and IPTAN Itacoatiara are branches of IPTAN. Campuses for ITPAC Cametá, ITPAC Cruzeiro do Sul, ITPAC Manacapuru, IPTAN Santa Inês and IPTAN Itacoatiara are expected to open by June 2020.

*** RD means RD Administração e Participações Ltda.

**** CIS means Centro Integrado de Saúde de Teresina Ltda.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars at March 31, 2019, as reported by the Central Bank. See “Exchange Rates” for more detailed information regarding translation of Reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This prospectus presents our Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of the investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate Operating Cash Conversion Ratio as the cash flows from operations divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA and Pro Forma Adjusted EBITDA because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio to the most directly comparable IFRS measure, see “Selected Financial and Other Information.”

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report by Accenture commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the Ministry of Education (Ministério da Educação), or the MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, as well as private sources, such as Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or FGV/IBRE, among others.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the market and industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;

•	changes in government regulations applicable to the education industry in Brazil, both in the traditional and distance learning segments;

•	government interventions in education industry programs, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;

•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new students;

•	our ability to maintain the academic quality of our programs;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	the availability of qualified personnel and the ability to retain such personnel;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholders;

•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of                 shares of our Class A common shares in this offering will be approximately US$                    (or US$                   million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$        per share would increase (decrease) the net proceeds to us from this offering by approximately US$                  , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$                   million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to fund future acquisitions or investments in complementary businesses, products or technologies. Any remaining net proceeds will be used for general corporate purposes. We will have broad discretion in allocating the net proceeds from this offering.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.

Pending determination of the use of the net proceeds from this offering, we intend to invest them in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

We will not receive any proceeds from the sale of shares by the selling shareholders.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Certain Brazilian Legal Requirements Related to Dividends

Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.” Our Brazilian subsidiaries are required under Federal Law No. 6,404 dated December 15, 1976, as amended, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than 25% of their income for the prior year, unless such distribution is suspended by a decision of such subsidiary’s shareholders at its annual shareholders’ meeting based on a report by its board of directors that such distribution would be incompatible with its financial condition at that time. In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

As of the date of this prospectus, Afya Brazil and certain of our subsidiaries and associates are required by their respective by-laws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A. (ITPAC Araguaína), ITPAC Porto Nacional – Instituto Tocantinense Presidente Antônio Carlos S.A., IESP – Instituto de Ensino Superior do Piauí S.A., IPTAN – Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., União Educacional do Planalto Central S.A. (UEPC), and Instituto Educacional Santo Agostinho S.A. (FASA) – at least 25% of adjusted net profit in each fiscal year; (ii) Medcel Editora e Eventos S.A. (Medcel) and CBB Web Serviços e Transmissões On Line S.A. – at least 50% of adjusted net profit in each fiscal year; (iii) IESVAP - at least 80% of adjusted net profit in each fiscal year; (iv) UNIVAÇO – at least 90% of adjusted net profit in each fiscal year; (v) Centro de Ciências em Saúde de Itajubá S.A. (CCSI) – at least 2% of net profit in each fiscal year. FADEP, RD Administração e Participações Ltda., Centro Integrado de Saúde de Teresina Ltda., and Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (IPEMED) are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on March 22, 2019. Afya Brazil did not declare or pay any dividends to its shareholders in 2017, in 2018 or in the first three months of 2019. Prior to the consummation of this offering, Afya Brazil intends to approve, declare and pay interim dividends to Afya Brazil shareholders. The dividend is expected to be declared and paid in June 2019, in an amount to be determined based on Afya Brazil’s retained earnings reserve as of December 31, 2018 and net income for the five months ended May 31, 2019.

Capitalization

The table below sets forth our total capitalization (defined as long-term debt and total equity) as of March 31, 2019, as follows:

•	historical financial information of Afya Brazil, on an actual basis;

•	as adjusted to give effect to the (i) contribution of the additional 15% interest in UEPC to Afya Brazil expected to be acquired in the second quarter of 2019, and (ii) distribution of interim dividends, which is expected to be declared and paid in June 2019; and

•	Afya, as further adjusted to give effect to (i) the incorporation of Afya, (ii) the contribution of Afya Brazil to Afya by the shareholders of Afya Brazil, and (iii) the issuance and sale by Afya of the Class A common shares in this offering, and the receipt of approximately US$ million (R$ million) in estimated net proceeds, considering an offering price of US$ (R$ ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

You should read this table in conjunction with our consolidated financial statements, unaudited pro forma consolidated financial information, and the historical audited financial statements of our acquired businesses and the respective notes thereto, included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Afya Brazil, actual		Afya Brazil, as adjusted for the UEPC contribution and interim dividends(2)		Afya, as further adjusted for the contribution and the offering(3)
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Long-term debt, excluding current portion(4)	61.4	239.1
Total equity(5)	270.5	1,054.1
Total capitalization(5)(6)	331.9	1,293.2

____________________

(1)	For convenience purposes only, amounts in reais as of March 31, 2019 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information about recent fluctuations in exchange rates.

(2)	As adjusted to give effect to the contribution of the additional 15% interest in UEPC expected to be acquired in the second quarter of 2019, and the distribution of interim dividends, which is expected to be declared and paid in June 2019.

(3)	As further adjusted to give effect to (i) the incorporation of Afya, (ii) the contribution of Afya Brazil to Afya by the shareholders of Afya Brazil, and (iii) the issuance and sale by Afya of the Class A common shares in this offering, and the receipt of approximately US$ million (R$ million) in estimated net proceeds, considering an offering price of US$ (R$ ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

(4)	Long-term debt consists of non-current loans and financing and lease liabilities.

(5)	Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and shareholders’ equity by R$ million.

(6)	Total capitalization consists of long-term debt (excluding current portion) plus total equity.

Other than as set forth above, there have been no material changes to our capitalization since March 31, 2019.

DILUTION

Prior to the consummation of this offering, the Esteves Family, Crescera and            will contribute all of their shares in Afya Brazil to us. In return for this contribution, we will issue            new Class B common shares to the Esteves Family and Crescera and            new Class A common shares to           , in each case in a one-to-           exchange for the shares of Afya Brazil contributed to us. Immediately prior to this initial public offering and after the share exchange, the Esteves Family, Crescera and            will hold all of our issued and outstanding shares, and we will hold all of the issued and outstanding shares in Afya Brazil.

We have presented the dilution calculation below on the basis of Afya Brazil’s net tangible book value as of March 31, 2019 because until the one-to-           contribution of Afya Brazil shares to it, Afya will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

As of March 31, 2019, Afya Brazil had a net tangible book value of R$       million, corresponding to a net tangible book value of R$       per share. Net tangible book value represents the amount of total assets less total liabilities, excluding goodwill and other intangible assets, divided by           , the total number of Afya Brazil shares outstanding as of March 31, 2019 (after giving effect to the one-to-           contribution).

After giving effect to the sale of the Class A common shares offered by us in this offering, and considering an offering price of US$         per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of March 31, 2019 would have been approximately US$         million, representing US$         per share. This represents an immediate increase in net tangible book value of US$         per share to existing shareholders and an immediate dilution in net tangible book value of US$         per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of Afya have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in this offering.

Net tangible book value per share as of March 31, 2019	US$
Increase in net tangible book value per share attributable to new investors	US$
Pro forma net tangible book value per share after this offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors	%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$         per Class A common share and the dilution to investors in this offering by US$         per Class A common share.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1949 per US$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections which were held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.897 per U.S.$1.00 on March 31, 2019, which reflected a 0.6% depreciation in the real against the U.S. dollar during the first three months of 2019. The Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The monthly and annual average rates are calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period, respectively. As of May 20, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.1056 per US$1.00.

Year	Period-end	Average(1)	Low(2)	High(3)
2014	2.6562	2.3547	2.1974	2.7403
2015	3.9048	3.3387	2.5754	4.1949
2016	3.2591	3.4833	3.1193	4.1558
2017	3.3080	3.1925	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879

____________________

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the minimum of the exchange rates on the closing of each day during the year.

(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
November 2018	3.8633	3.7867	3.6973	3.8925
December 2018	3.8748	3.8851	3.8285	3.9330
January 2019	3.6519	3.7417	3.6519	3.8595
February 2019	3.7385	3.7236	3.6694	3.7756
March 2019	3.8967	3.8470	3.7762	3.9682
April 2019	3.9453	3.8962	3.8345	3.9725
May 2019 (through May 20, 2019)	4.1056	3.9914	3.9344	4.1056

____________________

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.

(2)	Represents the minimum of the exchange rates on the closing of each day during the month.

(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

Market Information

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure you that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to this offering at or above the initial public offering price.

Selected Financial and Other Information

The following table sets forth selected consolidated historical financial data of Afya Brazil as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 and as of and for the years ended December 31, 2018 and 2017 and summary unaudited pro forma financial data for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018. This selected consolidated historical financial data has been derived from our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements, included elsewhere in this prospectus. The financial results of IPTAN, IESVAP, CCSI, IESP, FADEP and Medcel are included in our historical results for the periods following the closing of each such transaction, April 26, 2018, April 26, 2018, May 30, 2018, November 27, 2018, December 5, 2018 and March 29, 2019, respectively. See “Presentation of Financial and Other Information.”

The selected unaudited pro forma financial data has been derived from the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus. The unaudited pro forma financial information gives effect to our acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel, as if they occurred as of January 1, 2018 for pro forma statements of income purposes. The pro forma financial information does not reflect other acquisitions prior to the date of acquisition. See “Presentation of Financial and Other Information.” The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the acquisitions actually occurred on the date indicated, nor are they indicative of future consolidated results of operations or financial condition.

The selected audited consolidated historical financial data and the selected unaudited pro forma consolidated financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary audited consolidated historical financial data presented in this prospectus may not be indicative of future performance.

	Historical Afya Brazil			Pro Forma(2)
	For the Three Months Ended March 31,
	2019	2019	2018	2019	2019	2018
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Income Statement Data
Net revenue	37.1	144.6	61.3	46.0	179.3	149.0
Cost of services	(14.0)	(54.4)	(28.2)	(15.0)	(58.4)	(55.0)
Gross profit	23.1	90.2	33.1	31.0	120.9	94.0
General and administrative expenses	(8.0)	(31.2)	(14.3)	(11.7)	(45.5)	(38.4)
Other income (expenses), net	(0.1)	(0.2)	0.8	(0.1)	(0.4)	0.5
Operating income	15.1	58.8	19.6	19.2	75.0	56.1
Finance income	1.3	5.2	1.7	1.5	5.7	3.4
Finance expenses	(3.1)	(12.2)	(1.1)	(3.3)	(12.8)	(9.0)
Finance result	(1.8)	(7.1)	0.6	(1.8)	(7.1)	(5.6)
Income before income taxes	13.3	51.7	20.3	17.4	67.8	50.5
Income taxes expense	(0.6)	(2.2)	(1.4)	(0.9)	(3.6)	(3.3)
Net income	12.7	49.5	18.9	16.5	64.2	47.2
Income attributable to
Equity holders of the parent	10.7	41.5	17.5	14.4	56.3	43.8
Non-controlling interests	2.0	7.9	1.3	2.0	7.9	3.3

Earnings per share (R$, unless otherwise indicated)
Earnings per share – basic
Common shares	5.17	20.13	15.23	5.91	23.04	28.67
Earnings per share – diluted
Common shares	5.07	19.74	15.23	5.81	22.66	28.67

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a discussion on our acquisitions and our unaudited pro forma condensed consolidated statement of income and related notes, see “Presentation of Financial and Other Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Historical Afya Brazil			Pro Forma(2)
	For the Year Ended December 31,
	2018	2018	2017	2018	2018
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Income Statement Data
Net revenue	85.7	333.9	216.0	140.5	547.6
Cost of services	(43.1)	(168.1)	(124.1)	(65.4)	(254.8)
Gross profit	42.6	165.9	91.9	75.1	292.7
General and administrative expenses	(18.0)	(70.0)	(45.4)	(40.5)	(158.1)
Other income (expenses), net	0.2	0.6	2.8	(0.4)	(1.6)
Operating income	24.7	96.4	49.3	34.2	133.0
Finance income	2.7	10.4	5.2	4.7	18.3
Finance expenses	(2.1)	(8.2)	(3.6)	(7.1)	(27.5)
Finance result	0.6	2.3	1.6	(2.4)	(9.3)
Income before income taxes	25.3	98.7	51.0	31.8	123.7
Income taxes expense	(1.0)	(4.0)	(2.5)	(1.9)	(7.5)
Net income	24.3	94.7	48.5	29.8	116.2
Income attributable to
Equity holders of the parent	22.2	86.4	45.4	26.5	103.2
Non-controlling interests	2.2	8.4	3.1	3.4	13.0

Earnings per share (R$, unless otherwise indicated)
Earnings per share – basic
Common shares	13.22	51.51	39.49	12.88	50.20
Earnings per share – diluted
Common shares	12.99	50.61	39.49	12.70	49.47

____________________

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a discussion on our acquisitions and our unaudited pro forma condensed consolidated statement of income and related notes, see “Presentation of Financial and Other Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Historical Afya Brazil
	As of March 31,		As of December 31,
	2019	2019	2018	2018	2017
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	63.0	245.3	16.0	62.3	25.5
Trade receivables	26.3	102.6	15.0	58.4	28.5
Inventories	1.0	3.8	0.3	1.1	0.4
Related parties	–	–	–	–	2.6
Recoverable taxes	0.8	3.2	0.6	2.3	1.6
Derivatives	–	–	0.2	0.6	–
Other assets	5.5	21.4	2.3	8.9	1.8
Total current assets	96.5	376.2	34.3	133.5	60.5
Non-current assets
Restricted cash	4.8	18.8	4.8	18.8	–
Trade receivables	2.6	10.3	1.3	5.2	2.3
Related parties	0.4	1.7	0.4	1.6	1.0
Derivatives	–	–	0.2	0.7	–
Other assets	3.5	13.5	2.7	10.4	2.7
Investment in associate	6.3	24.5	–	–	–
Property and equipment	19.0	74.0	16.9	65.8	32.5
Right-of-use assets	55.1	214.7	–	–	–
Intangible assets	225.6	879.1	175.1	682.5	4.7
Total non-current assets	317.3	1,236.5	201.4	784.9	43.1
Total assets	413.9	1,612.8	235.7	918.4	103.6
Liabilities
Current liabilities
Trade payables	4.0	15.4	2.1	8.1	6.7
Loans and financing	7.7	30.1	6.9	26.8	1.2
Lease liabilities	7.4	28.8	–	–	–
Accounts payable to selling shareholders	20.2	78.8	22.8	88.9	–
Advances from customers	4.1	15.9	3.5	13.7	8.3
Labor and social obligations	9.6	37.4	8.2	32.0	18.3
Taxes payable	3.4	13.1	1.7	6.5	1.6
Income taxes payable	0.1	0.4	0.1	0.3	1.0
Dividends payable	–	–	1.1	4.1	14.9
Derivatives	–	0.1	–	–	–
Other liabilities	1.0	3.8	0.5	2.0	–
Total current liabilities	57.4	223.7	46.8	182.3	51.9
Non-current liabilities
Loans and financing	13.1	51.0	13.1	51.0	2.7
Lease liabilities	48.3	188.1	–	–	–
Accounts payable to selling shareholders	23.1	90.2	22.8	88.9	–
Income taxes payable	0.4	1.7	0.1	0.2	0.4
Provision for legal proceedings	0.8	3.3	0.9	3.5	1.7
Related parties	–	–	–	–	0.1
Derivatives	0.2	0.7	–	–	–
Other liabilities	–	0.0	0.6	2.2	–
Total non-current liabilities	86.0	335.0	37.4	145.7	4.9
Total liabilities	143.4	558.7	84.2	328.1	56.9

	Historical Afya Brazil
	As of March 31,		As of December 31,
	2019	2019	2018	2018	2017
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions
Equity
Share capital	150.7	587.1	80.8	315.0	66.5
Additional paid-in capital	75.7	295.1	32.1	125.0	(63.6)
Share-based compensation reserve	0.8	3.2	0.6	2.2	–
Earnings reserves	6.9	26.8	15.3	59.8	43.2
Retained earnings	11.7	45.6	–	–	–
Equity attributable to equity holders of the parent	245.8	957.8	128.8	502.0	46.1
Non-controlling interests	24.7	96.3	22.7	88.4	0.7
Total equity	270.5	1,054.1	151.5	590.4	46.8
Total liabilities and equity	413.9	1,612.8	235.7	918.4	103.6

____________________

(1)	For convenience purposes only, amounts in reais as of March 31, 2019 and as of December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

This prospectus presents our Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of the investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus share-based compensation plus/minus non-recurring expenses. We calculate Operating Cash Conversion Ratio as the cash flows from operations divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA and Pro Forma Adjusted EBITDA because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Adjusted EBITDA and Operating Cash Conversion Ratio

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Adjusted EBITDA(2)	19.2	74.7	22.9	30.8	120.0	57.3
Operating Cash Conversion Ratio(3)	80.8%	80.8%	83.3%	70.6%	71.7%	70.6%

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Pro Forma Adjusted EBITDA

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Pro Forma Adjusted EBITDA(2)	25.1	98.0	70.7	50.8	198.1	119.9

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Reconciliation of Non-GAAP Financial Measures

The following tables set forth Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio reconciliations to our net income for the three months ended March 31, 2019 and 2018 and years ended December 31, 2018 and 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio.”

Reconciliation between Adjusted EBITDA and Net Income

	Historical Afya Brazil
	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
Net income	12.7	49.5	18.9	24.3	94.7	48.5
Net financial result	1.8	7.1	(0.6)	(0.6)	(2.3)	(1.6)
Income taxes expense	0.6	2.2	1.4	1.0	4.0	2.5
Depreciation and amortization	2.3	9.1	1.3	2.3	9.1	4.0
Interest received(2)	0.6	2.5	1.3	1.1	4.4	3.2
Share-based compensation	0.3	1.0	–	0.6	2.2	–
Non-recurring expenses(3):
Integration of new companies(4)	0.3	1.0	0.04	0.9	3.4	–
M&A advisory and due diligence(5)	0.0	0.1	0.2	0.1	0.4	–
Expansion projects(6)	0.1	0.3	0.09	0.1	0.4	0.5
Restructuring expenses(7)	0.5	1.9	0.5	0.9	3.7	0.2
Adjusted EBITDA	19.2	74.7	22.9	30.8	120.0	57.3

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Consists of interest received on late payments of monthly tuition fees.

(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.

(4)	Consists of expenses related to the integration of newly acquired schools.

(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(7)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Operating Cash Conversion Ratio Reconciliation

	Historical Afya Brazil
	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Cash flow from operations	14.8	57.7	18.5	20.6	80.3	39.9
Adjusted EBITDA	19.2	74.7	22.9	30.8	119.9	57.3
Non-recurring expenses(2):
Integration of new companies(3)	0.3	1.0	0.0	0.9	3.4	–
M&A advisory and due diligence(4)	0.0	0.1	0.2	0.1	0.4	–
Expansion projects(5)	0.0	0.3	0.09	0.1	0.4	0.5
Restructuring expenses(6)	0.5	1.9	0.5	0.9	3.7	0.2
Adjusted EBITDA ex. non-recurring expenses	18.3	71.4	22.2	28.8	112.0	56.6
Operating Cash Conversion Ratio	80.8%	80.8%	83.3%	70.6%	71.7%	0.6%

____________________

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.

(3)	Consists of expenses related to the integration of newly acquired schools.

(4)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(5)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(6)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Reconciliation between Pro Forma Adjusted EBITDA and Pro Forma Net Income

		For the Three Months Ended March 31, 2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma adjustments (3)	Afya Brazil Pro Forma
		(in thousands of reais)
Net income	49,476	20,044	(5,315)	64,205
Net financial result	7,069	65	-	7,134
Income taxes expense	2,229	1,409	-	3,638
Depreciation and amortization	9,054	1,726	5,315	16,095
Interest received (4)	2,505	-	-	2,505
Share-based compensation	1,041	70	-	1,111
Non-recurring expenses:
Integration of new companies (5)	1,000	-	-	1,000
M&A advisory and due diligence (6)	140	-	-	140
Expansion projects (7)	305	-	-	305
Restructuring expenses (8)	1,911	-	-	1,911
Pro Forma Adjusted EBITDA	74,730	23,314	-	98,044

____________________

(1)	Represents the historical consolidated statement of income of Afya Brazil for the three months ended March 31, 2019.

(2)	Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.

(3)	For an explanation of these pro-forma adjustments, see the accompanying notes to the Unaudited Interim Pro Forma Condensed Consolidated Statement of Income for the Three Months Ended March 31, 2019 in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(4)	Represents the interest received on late payments of monthly tuition fees.

(5)	Consists of expenses related to the integration of newly acquired companies.

(6)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(7)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(8)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

	For the Three Months Ended March 31, 2018
	Afya Brazil Historical (1)	IPTAN (2)	IESVAP (3)	IESP (4)	FADEP (5)	Medcel (6)	Pro Forma adjustments(7)	Afya Brazil Pro Forma
	(in thousands of reais)
Net income	18,857	3,752	5,017	10,466	6,743	18,894	(16,572)	47,158
Net financial result	(637)	242	11	829	(9)	(141)	5,266	5,561
Income taxes expense	1,394	453	63	-	428	1,363	(359)	3,342
Depreciation and amortization	1,284	188	55	249	107	697	9,217	11,797
Interest received(8)	1,280	89	52	530	161	-	-	2,112
Non-recurring expenses:
Integration of new companies (9)	38	-	-	-	-	-	-	38
M&A advisory and due diligence (10)	150	-	-	-	-	-	-	150
Expansion projects (11)	89	-	-	-	-	-	-	89
Restructuring expenses (12)	487	-	-	-	-	-	-	487
Pro Forma Adjusted EBITDA	22,942	4,724	5,198	12,074	7,430	20,813	(2,448)	70,734

____________________

(1)	Represents the historical consolidated statement of income of Afya Brazil for the three months ended March 31, 2018

(2)	Represents the historical statement of income of IPTAN for the three months ended March 31, 2018.

(3)	Represents the historical statement of income of IESVAP for the three months ended March 31, 2018.

(4)	Represents the historical statement of income of IESP for the three months ended March 31, 2018.

(5)	Represents the historical statement of income of FADEP for the three months ended March 31, 2018.

(6)	Represents the historical consolidated statement of income of Medcel for the three months ended March 31, 2018.

(7)	For an explanation of these pro-forma adjustments, see the accompanying notes to the Unaudited Supplemental Interim Pro Forma Condensed Consolidated Statement of Income for the Three Months Ended March 31, 2018 in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(8)	Represents the interest received on late payments of monthly tuition fees.

(9)	Consists of expenses related to the integration of newly acquired companies.

(10)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(11)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(12)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

		For the Year Ended December 31, 2018
	Afya Brazil Historical (1)	IPTAN (2)	IESVAP (3)	IESP (4)	FADEP (5)	Medcel (6)	Pro Forma adjustments(7)	Afya Brazil Pro Forma
		(in thousands of reais)
Net income	94,734	5,645	6,245	35,499	9,950	18,500	(54,369)	116,204
Net financial result	(2,274)	(107)	(98)	(3,122)	159	438	14,286	9,282
Income taxes expense	3,988	111	56	1,403	268	2,721	(1,027)	7,520
Depreciation and amortization	9,079	259	73	848	441	3,691	33,062	47,453
Interest received (8)	4,364	102	66	1,761	1,002	-	-	7,295
Share-based compensation	2,161	-	-	-	-	342	-	2,503
Non-recurring expenses:
Integration of new companies (9)	3,411	-	-	-	-	-	-	3,411
M&A advisory and due diligence (10)	366	-	-	-	-	-	-	366
Expansion projects (11)	392	-	-	-	-	-	-	392
Restructuring expenses (12)	3,656	-	-	-	-	-	-	3,656
Pro Forma Adjusted EBITDA	119,877	6,010	6,342	36,389	11,820	25,692	(8,048)	198,082
____________________

(1)	Represents the historical consolidated statement of income of Afya Brazil for the year ended December 31, 2018.

(2)	Represents the historical statement of income of IPTAN for the period from January 1, 2018 to April 25, 2018.

(3)	Represents the historical statement of income of IESVAP for the period from January 1, 2018 to April 25, 2018.

(4)	Represents the historical statement of income of IESP for the period from January 1, 2018 to November 26, 2018.

(5)	Represents the historical statement of income of FADEP for the period from January 1, 2018 to December 4, 2018.

(6)	Represents the historical consolidated statement of income of Medcel for the year ended December 31, 2018.

(7)	For an explanation of these pro-forma adjustments, see the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2018 in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(8)	Represents the interest received on late payments of monthly tuition fees.

(9)	Consists of expenses related to the integration of newly acquired companies.

(10)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(11)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(12)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Operating Data (Historical)

Educational Level	As of March 31,	As of December 31,
	2019	2018	2017
Undergraduate medical degree students	5,011	4,540	2,070
Other non-medical undergraduate courses students	14,410	15,180	8,094
Total undergraduate students	19,421	19,720	10,164
Preparatory courses(1)	7,187	–	–
Total students	26,608	19,720	10,164
Operating campuses	9	9	4
Approved campuses(2)	14	9	4
Operating medical school seats(3)	917	917	420
Approved medical school seats(4)	1,167	917	420

____________________

(1)	Medcel only. The information in this table as it relates to Medcel is as of March 31, 2019 only and does not set forth information as of December 31, 2018 and 2017, as we acquired Medcel on March 29, 2019. The information in this table, as it relates to Medcel, is based on data provided to Afya Brazil by Medcel. We believe it is reliable, but it does not form part of our consolidated operating history.

(2)	Approved campuses and approved medical school seats refer to our total number campuses and seats approved by MEC for the periods indicated, whether or not operating. All our operating campuses and medical school seats are also approved campuses and medical school seats, however not all our approved campuses and medical school seats are operating campuses and medical school seats.

(3)	With the acquisition of FASA on April 3, 2019, the number of operating medical school seats increased to 1,102.

(4)	With the acquisition of FASA on April 3, 2019, the number of approved medical school seats increased to 1,352.

Other Data

Combined Tuition Fees*

The following table sets forth information that was derived from the historical operating information for each of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP. The information in this table, as it relates to IPTAN, IESVAP, CCSI, IESP and FADEP prior to the dates of their respective acquisitions by Afya Brazil in 2018, is based on data provided to Afya Brazil by such companies. We believe it is reliable, but it does not form part of our consolidated operating history.

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Medical school programs	29.3	114.2	84.1	95.0	370.2	268.5
Other undergraduate health sciences programs	5.8	22.6	23.9	24.7	96.1	87.5
Other undergraduate programs(2)	5.8	22.4	25.6	25.4	99.2	102.5
Total(A)	40.8	159.1	133.6	145.1	565.5	458.5
% Medicine(3)	71.7%	71.7%	63.0%	65.5%	65.5%	58.6%
% Health sciences programs (4)	85.9%	85.9%	80.8%	82.5%	82.5%	77.6%

____________________

*	Combined tuition fees is the sum equal to the total tuition fees charged to students, as recorded in the internal management records of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018 and 2017. These internal management records register the number of students at each school and the tuition fees they have been invoiced for each relevant period, and we are required to maintain them and disclose them annually to the MEC. We use these records to calculate our gross revenue for a given period, which we in turn use to calculate our net revenue for purposes of our financial statements.

We present combined tuition fees because, given our limited operating history and that our historical and pro forma financial information and operational information included elsewhere in this prospectus may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of IPTAN, IESVAP, CCSI, IESP and FADEP as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present combined tuition fees as the sum of gross tuition fees charged to students, which differs from our pro forma net revenue, which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. Although we have not included CCSI in the pro forma financial information included elsewhere in this prospectus, we have included tuition fee data for CCSI because we believe that excluding it would distort the trend of this metric, which we view as useful in helping investors assess our business. For the three months ended March 31, 2019 and 2018, the total tuition fees charged to students by Afya Brazil were R$159.1 million and R$66.8 million, respectively. For the years ended December 31, 2018 and 2017, the total tuition fees charged to students by Afya Brazil were R$565.5 million and R$220.3 million, respectively. The past performance of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP, as reflected in the combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from the Pro Forma Transactions. For further information, see “Presentation of Financial and Other Information—Combined Tuition Fees.”

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Represents all non-health sciences undergraduate programs.

(3)	Calculated as medical school programs divided by the Total (A).

(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the Total (A).

toc

Unaudited Pro Forma Condensed Consolidated Financial Information

Set forth below are the unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018.

The unaudited interim pro forma condensed consolidated statement of income for the three months ended March 31, 2019 is based on the historical unaudited interim consolidated financial statements of Afya Brazil, appearing elsewhere in this prospectus and gives effect of the acquisition of Medcel by Afya Brazil as if it had been consummated on January 1, 2018. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

Pro forma adjustments were made to reflect:

•	the acquisition of Medcel by Afya Brazil;

•	changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets;

Medcel is eligible for the presumed profit income tax regime effect and calculates income taxes as a percentage of gross revenue. Accordingly, no tax effects were considered on the pro formas adjustments to Medcel.

The unaudited pro forma condensed consolidated statement of income for the for the three months ended March 31, 2018 and the year ended December 31, 2018 are based on the historical consolidated financial statements of Afya Brazil, appearing elsewhere in this prospectus and to give effect of the acquisition of IPTAN, IESVAP, IESP, FADEP and Medcel by Afya Brazil as if they had been consummated on January 1, 2018.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

Pro forma adjustments were made to reflect:

•	the acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel by Afya Brazil;

•	changes in rent expenses resulting from the arrangements entered into in connection with each acquisition;

•	changes in the carrying value of certain assets and liabilities at their estimated fair values at each acquisition date;

•	changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets;

•	increase in interest expense and changes in foreign exchange rates resulting from additional debt incurred in connection with the acquisitions;

•	changes in fair value of cross-currency interest rate swaps in connection with the euro-denominated loan with Itaú Unibanco S.A. incurred to fund the acquisitions;

•	increase in interest expenses resulting from the outstanding accounts payable to the selling shareholders of IESP and FADEP;

•	Elimination of share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP; and

•	deferred taxes effects of the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for information purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the acquisitions actually occurred on the date indicated, nor are they indicative of future consolidated results of operations or financial condition. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical financial statements of IPTAN, IESVAP, IESP, FADEP and Medcel appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with IFRS. In making your investment decision, you should rely only on the financial information contained in this prospectus.

The acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel by Afya Brazil are each accounted for as a business combination in accordance with IFRS 3 – Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from each acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

For further detail on the purchase price allocation for the acquisitions of IPTAN, IESVAP, IESP and FADEP, see note 4 – Business combinations to the audited consolidated financial statements of Afya Brazil as of and for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus. For further detail on the purchase price allocation for the acquisition of Medcel, see note 4 – Business combination to the unaudited interim condensed consolidated financial statements of Afya Brazil as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 included elsewhere in this prospectus.

Afya Brazil
Unaudited Pro Forma Interim Condensed Consolidated Statement of Income
For the Three Months Ended March 31, 2019
(in thousands of reais)

	Afya Brazil Historical (1)	Medcel (2)	Pro forma adjustments		Afya Brazil Pro Forma
Net revenue	144,578	34,684	–		179,262
Cost of services	(54,364)	(4,048)	–		(58,412)
Gross profit	90,214	30,636	–		120,850
Operating income (expenses)			–
General and administrative expenses	(31,234)	(8,937)	(5,315)	(3)	(45,486)
Other income (expenses), net	(206)	(181)	-		(387)
Operating income	58,774	21,518	(5,315)		74,977
Finance income	5,167	497	-		5,664
Finance expenses	(12,236)	(562)	-		(12,798)
Finance result	(7,069)	(65)	-		(7,134)
Profit before income taxes	51,705	21,453	(5,315)		67,843
Income taxes expense	(2,229)	(1,409)	-	(4)	(3,638)
Net income	49,476	20,044	(5,315)		64,205
Attributable to
Shareholders of the Company	41,535		14,729	(5)	56,264
Non-controlling interests	7,941		-		7,941
Earnings per share – basic
Common shares	20.13				23.04 (6)
Earnings per share – diluted
Common shares	19.74				22.66 (6)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
For the three months ended March 31, 2019

(in thousands of reais, except for percentages)

(1)	Represents the historical unaudited interim consolidated statement of income of Afya Brazil for the three months ended March 31, 2019.

(2)	Represents the historical unaudited consolidated statement of income of Medcel for the three months ended March 31, 2019.

(3)	Reflects the estimated adjustment to amortization of R$5,315 resulting from estimated fair value adjustments to certain intangible assets with definite lives, as described below. Pro forma depreciation and amortization totaled R$16,095.

The amounts allocated to intangible assets with definite lives in the purchase price allocation of Medcel, based upon our preliminary estimates of the fair value, are provided below:

Medcel

Customer relationships	24,189
Useful lives (in years)	1.3

Trademark	15,638
Useful lives (in years)	18.8

Education content	17,305
Useful life (in years)	3.0

Digital platform	2,845
Useful life (in years)	3.0

Total depreciation and amortization adjustment (*)	(5,315)

(*)	Comprise the amortization of estimated purchase price allocation to intangible assets with definite lives in the amount of R$6,725 adjusted by the historical amortization of R$1,410 for Education Content and System development (R$1,232 and R$178, respectively).

(4)	Medcel is eligible to the presumed profit income tax regime effect and calculate income taxes as a percentage of gross revenue, therefore no income taxes effects were estimated on the pro forma adjustments.

(5)	Reflects the estimated adjustments to net income attributable to the shareholders of Afya Brazil as a result of the pro forma adjustments.

(6)	The following table reflects the pro forma net income and share data used in the basic and diluted pro forma EPS calculations:

March 31, 2019
Numerator
Net income attributable to equity holders of the parent for basic earnings	56,264
Denominator
Weighted average number of outstanding common shares	2,063,823
Number of shares issued in connection with the business combination of Medcel	378,696
Pro forma weighted average number of shares	2,442,519
Effects of dilution from stock options	40,123
Weighted average number of outstanding shares adjusted for the effect of dilution	2,482,642

Basic earnings per share (R$)	23.04
Diluted earnings per share (R$)	22.66

Afya Brazil
Unaudited Pro Forma Interim Condensed Consolidated Statement of Income
For the Three Months Ended March 31, 2018
(in thousands of reais)

	Afya Brazil Historical (1)	IPTAN (2)	IESVAP (3)	IESP (4)	FADEP (5)	Medcel (6)	Pro forma adjustments		Afya Brazil Pro Forma
Net revenue	61,320	10,118	7,515	27,297	11,468	31,245	–		148,963
Cost of services	(28,195)	(3,812)	(1,265)	(11,960)	(3,545)	(3,779)	(2,448)	(7)	(55,004)
Gross profit	33,125	6,306	6,250	15,337	7,923	27,466	(2,448)		93,959
Operating income (expenses)
General and administrative expenses	(14,263)	(2,418)	(1,303)	(4,042)	(948)	(7,101)	(8,337)	(8)	(38,412)
Other income (expenses), net	752	559	143	–	188	(249)	(880)	(9)	514
Operating income	19,614	4,447	5,090	11,295	7,163	20,116	(11,665)		56,061
Finance income	1,688	131	79	857	234	378	–		3,366
Finance expenses	(1,051)	(373)	(89)	(1,686)	(225)	(237)	(5,266)	(10)	(8,927)
Finance result	637	(242)	(11)	(829)	9	141	(5,266)		(5,561)
Income before income taxes	20,251	4,205	5,080	10,466	7,172	20,257	(16,931)		50,500
Income taxes expense	(1,394)	(453)	(63)	–	(428)	(1,363)	359	(11)	(3,342)
Net income	18,857	3,752	5,017	10,466	6,743	18,894	(16,572)		47,158
Attributable to
Shareholders of the Company	17,512						26,302	(12)	43,814
Non-controlling interests	1,345						1,998	(12)	3,343
Earnings per share
Basic	15.23								28.67	(13)
Diluted	15.23								28.67	(13)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

For the three months ended March 31, 2018
(in thousands of reais, except for percentages)

(1)	Represents the historical consolidated statement of income of Afya Brazil for the three months ended March 31, 2018.

(2)	Represents the historical statement of income of IPTAN for the three months ended March 31, 2018.

(3)	Represents the historical statement of income of IESVAP for the three months ended March 31, 2018.

(4)	Represents the historical statement of income of IESP for the three months ended March 31, 2018.

(5)	Represents the historical statement of income of FADEP for the three months ended March 31, 2018.

(6)	Represents the historical consolidated statement of income of Medcel for the three months ended March 31, 2018.

(7)	Reflects the estimated rent expenses related to the lease arrangements entered in connection with the acquisitions of IESVAP, IESP and FADEP.

	IESVAP	IESP	FADEP	Total
Estimated rent expenses	398	1,600	450	2,448

(8)	Reflects the (i) elimination of R$880 of expenses from share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP in the amounts of R$684 and R$196, respectively; and (ii) estimated adjustment to depreciation of property and equipment of R$86 resulting from estimated fair value adjustment to property and equipment from the acquisitions of IPTAN, IESVAP, IESP and FADEP; and estimated adjustment to amortization of R$9,131 resulting from estimated purchase price allocation to intangible assets with definite lives, as described below. Pro forma depreciation and amortization totaled R$11,797.

The amounts allocated to intangible assets with definite lives in the purchase price allocation for each acquisition, based upon our preliminary estimates of the fair value, are provided below:

	IPTAN	IESVAP	IESP	FADEP	Medcel		Total
Customer relationships - Medical courses	13,129	680	22,965	2,698	–
Useful lives (in years)	6.0	6.0	6.0	6.0	–

Customer relationships	4,503	–	13,348	5,981	24,189
Useful lives (in years)	4.6	–	4.5	4.4	1.3

Tradename	–	–	–	–	15,638
Useful lives (in years)	–	–	–	–	18.8

Education content	–	–	–	–	17,305
Useful life (in years)	–	–	–	–	3.0

Digital platform	–	–	–	–	2,845
Useful life (in years)	–	–	–	–	3.0

Total depreciation and amortization adjustment	(792)	(28)	(1,698)	(452)	(6,161	)(*)	(9,131)

(*)	Comprise the amortization of estimated purchase price allocation to intangible assets with definite lives in the amount of R$6,725 adjusted by the historical amortization of R$564 for Education Content and System development (R$452 and R$ 112, respectively).

(9)	Reflects the elimination of R$ 880 of income from share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP in the amounts of R$684 and R$196, respectively.

(10)	Reflects the estimated adjustment related to finance expenses of R$5,266 comprised by (i) R$2,505 of foreign exchange rate expense (R$2,185) and interest expense (R$320) resulting from additional debt incurred in connection with the acquisition of FADEP; (ii) interest expense of R$2,527 resulting from the accounts payable to selling shareholders in connection with the acquisitions of IESP and FADEP (R$1,687 related to the acquisition of IESP and R$840 related to the acquisition of FADEP); and (iii) changes in fair value of cross-currency interest rate swaps in connection with the euro-denominated loan with Itaú Unibanco S.A. incurred to fund the acquisitions represented by a loss in the amount of R$234.

(11)	Reflects the estimated income taxes effects on the pro forma adjustments using an estimated income tax rate of 2.1% for the three months ended March 31, 2018. This rate is not necessarily indicative of our expected future effective tax rate. IPTAN, IESVAP, IESP and FADEP are under the actual profit income tax regime and adhered to PROUNI, which is a Brazilian federal program that exempts companies from paying income taxes and social contribution; except for Medcel that is eligible to the presumed profit income tax regime effect and calculate income taxes as a percentage of gross revenue.

(12)	Reflects the estimated adjustments to net income attributable to the shareholders of Afya Brazil and non-controlling interests as a result of the pro forma adjustments. The pro forma adjustment is related to non-controlling interests of IESVAP and IESP, as described below:

	IESVAP	IESP	Total
Net income	5,017	10,466
Pro forma adjustments:
Rent expenses	(398)	(1,600)
Depreciation and amortization	(33)	(1,780)
Interest expense from accounts payable to selling shareholders	–	(1,687)
Tax effects	5	–
Total pro forma net income	4,5091	5,399
Non-controlling interest	20%	20%
Pro adjustments for non-controlling interests	918	1,080	1,998

(13)	The following table reflects the pro forma net income and share data used in the basic and diluted pro forma EPS calculations:

March 31, 2018
Numerator
Net income attributable to equity holders of the parent for basic earnings	43,814
Denominator
Weighted average number of outstanding common shares	1,149,603
Number of shares issued in connection with the business combination of Medcel	378,696
Pro forma weighted average number of shares	1,528,299
Effects of dilution from stock options	–
Weighted average number of outstanding shares adjusted for the effect of dilution	1,528,299

Basic earnings per share (R$)	28.67
Diluted earnings per share (R$)	28.67

Afya Brazil
Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2018
(in thousands of reais)

	Afya Brazil Historical (1)	IPTAN (2)	IESVAP (3)	IESP (4)	FADEP (5)	Medcel (6)	Pro forma adjustments		Afya Brazil Pro Forma
Net revenue	333,935	13,244	9,519	96,581	31,598	62,675	–		547,552
Cost of services	(168,052)	(4,933)	(1,726)	(43,561)	(15,228)	(13,295)	(8,048)	(7)	(254,843)
Gross profit	165,883	8,311	7,793	53,020	16,370	49,380	(8,048)		292,709
Operating income (expenses)
General and administrative expenses	(70,034)	(2,662)	(1,446)	(19,240)	(6,297)	(26,494)	(31,928)	(8)	(158,101)
Other income (expenses), net	599	–	(144)	–	304	(1,227)	(1,134)	(9)	(1,602)
Operating income	96,448	5,649	6,203	33,780	10,377	21,659	(41,110)		133,006
Finance income	10,428	224	111	3,267	1,170	1,359	1,691	(10)	18,250
Finance expenses	(8,154)	(117)	(13)	(145)	(1,329)	(1,797)	(15,977)	(11)	(27,532)
Finance result	2,274	107	98	3,122	(159)	(438)	(14,286)		(9,282)
Profit before income taxes	98,722	5,756	6,301	36,902	10,218	21,221	(54,396)	(12)	123,724
Income taxes expense	(3,988)	(111)	(56)	(1,403)	(268)	(2,721)	1,027	(7,520)
Net income	94,734	5,645	6,245	35,499	9,950	18,500	(54,369)		116,204
Attributable to
Shareholders of the Company	86,353						16,798	(13)	103,151
Non-controlling interests	8,381						4,672	(13)	13,053
Earnings per share – basic
Common shares	51.51								50.20	(14)
Earnings per share – diluted
Common shares	50.61								49.47	(14)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

For the year ended December 31, 2018
(in thousands of reais, except for percentages)

(1)	Represents the historical consolidated statement of income of Afya Brazil for the year ended December 31, 2018.

(2)	Represents the historical statement of income of IPTAN for the period from January 1, 2018 to April 25, 2018.

(3)	Represents the historical statement of income of IESVAP for the period from January 1, 2018 to April 25, 2018.

(4)	Represents the historical statement of income of IESP for the period from January 1, 2018 to November 26, 2018.

(5)	Represents the historical statement of income of FADEP for the period from January 1, 2018 to December 4, 2018.

(6)	Represents the historical statement of income of Medcel for the year ended December 31, 2018.

(7)	Reflects the estimated rent expenses related to the lease arrangements entered in connection with the acquisitions of IESVAP, IESP and FADEP.

	IESVAP	IESP	FADEP	Total
Estimated rent expenses	531	5,867	1,650	8,048

(8)	Reflects the (i) elimination of R$1,134 of expenses from share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP in the amounts of R$882 and R$252, respectively; and (ii) estimated adjustment to depreciation of property and equipment of R$284 resulting from estimated fair value adjustment to property and equipment from the acquisitions of IPTAN, IESVAP, IESP and FADEP; and estimated adjustment to amortization of R$32,778 resulting from estimated purchase price allocation to intangible assets with definite lives, as described below. Pro forma depreciation and amortization totaled R$47,453.

The amounts allocated to intangible assets with definite lives in the purchase price allocation for each acquisition, based upon our preliminary estimates of the fair value, are provided below:

	IPTAN	IESVAP	IESP	FADEP	Medcel		Total

Customer relationships - Medical courses	13,129	680	22,965	2,698	–
Useful lives (in years)	6.0	6.0	6.0	6.0	–

Customer relationships	4,503	–	13,348	5,981	24,189
Useful lives (in years)	4.6	–	4.5	4.4	1,3

Tradename	–	–	–	–	15,638
Useful lives (in years)	–	–	–	–	18.8

Education content	–	–	–	–	17,305
Useful life (in years)	–	–	–	–	3.0

Digital platform	–	–	–	–	2,845
Useful life (in years)	–	–	–	–	3.0

Total depreciation and amortization adjustment	(1,056)	(38)	(6,227)	(1,658)	(23,799	)(*)	(32,778)

(*)	Comprise the amortization of estimated purchase price allocation to intangible assets with definite lives in the amount of R$26,902 adjusted by the historical amortization of R$3,103 for Education Content and System development (R$2,465 and R$ 638, respectively).

(9)	Reflects the elimination of R$ 1,134 of income from share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP in the amounts of R$882 and R$252, respectively.

(10)	Reflects the estimated adjustment related to changes in fair value of cross-currency interest rate swaps in connection with the euro-denominated loan with Itaú Unibanco S.A. incurred to fund the acquisitions represented by a gain in the amount of R$1,691.

(11)	Reflects the estimated adjustments to finance expenses of R$ 15,977, comprised by (i) R$7,201 of foreign exchange rate expense (R$5,977) and interest expense (R$1,224) resulting from additional debt incurred in connection with the acquisition of FADEP; and (ii) interest expense of R$8,776 resulting from the accounts payable to selling shareholders in connection with the acquisitions of IESP and FADEP (R$ 6,126 related to the acquisition of IESP and R$ 2,650 related to the acquisition of FADEP).

(12)	Reflects the estimated income taxes effects on the pro forma adjustments using an estimated income tax rate of 1.9% for the year ended December 2018. This rate is not necessarily indicative of our expected future effective tax rate. IPTAN, IESVAP, IESP and FADEP are under the actual profit income tax regime and adhered to PROUNI, which is a federal program that exempt companies of paying income taxes and social contribution; except for MEDCEL that is eligible to the presumed profit income tax regime effect and calculate income taxes as a percentage of gross revenue.

(13)	Reflects the estimated adjustments to net income attributable to the shareholders of Afya Brazil and non-controlling interests as a result of the pro forma adjustments. The pro forma adjustment is related to non-controlling interests of IESVAP and IESP, as described below:

	IESVAP	IESP	Total
Net income	6,245	35,499
Pro forma adjustments
Rent expenses	(531)	(5,867)
Depreciation and amortization	(44)	(6,526)
Interest expense from accounts payable to selling shareholders	–	(6,126)
Tax effects	5	704
Total pro forma net income	5,675	17,684
Non-controlling interest	20%	20%
Pro adjustments for non-controlling interests	1,135	3,537	4,672

(14)	The following table reflects the pro forma net income and share data used in the basic and diluted pro forma EPS calculations:

December 31, 2018
Numerator
Net income attributable to equity holders of the parent for basic earnings	103,151
Denominator
Weighted average number of outstanding common shares	1,676,288
Number of shares issued in connection with the business combination of Medcel	378,696
Pro forma weighted average number of shares	2,054,984
Effects of dilution from stock options	30,025
Weighted average number of outstanding shares adjusted for the effect of dilution	2,085,009

Basic earnings per share (R$)	50.20
Diluted earnings per share (R$)	49.47

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 and our unaudited pro forma consolidated financial information for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, the historical audited financial statements of our acquired businesses and the respective notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial and Other Information” and “Selected Financial and Other Information. ”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by the MEC, as of December 31, 2018, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, post-graduate programs, and continuing medical education activities, or CME.

The combination of Afya Brazil, the largest Brazilian medical education group, and Medcel, one of the leaders in residency exams preparatory courses, was the first step towards achieving our goal of revolutionizing medical education in Brazil by providing a more effective, individualized and intuitive learning experience.

We have created and have been nurturing an education cycle that entails differentiation, talented stakeholders and recognition that has allowed us to continuously expand our footprint. Our ability to execute our business model and strategy has led to growth, profitability, and cash generation

Quality is a cornerstone of our value proposition. In 2018, we were awarded 7 new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, though two of these awards are currently suspended by court order, as they are the subject of proceedings filed by certain of our competitors against MEC challenging the results of the public procurement for those awards (see “Business—Legal Proceedings—“Mais Médicos” Proceedings”). If these two suspended awards in connection with the “Mais Médicos” program are withdrawn or modified by the relevant authorities, we do not believe our business would be materially impacted.

Accordingly, we plan to expand our network, and expect to open an additional 5 campuses by December 31, 2020, taking our total to 23 campuses in 12 Brazilian states and approximately 1,352 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats: anticipated contracted growth visibility until 2025 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our recently awarded campuses in connection with the “Mais Médicos” program;

•	Ability to set prices: readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2018, tuition fees for medical students were readjusted at an average of 17.5%, considerably above the 3.7% IPCA inflation rate for the period;

•	Expansion of medical residency preparation and graduate programs enrollments: increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;

•	Deepening of relationships across lifelong medical learners base: cross selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;

•	M&A: acquisition or investment in businesses that complement our medical education services offering. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year; and

•	Synergies extraction: successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Contribution of Medicine to Total Combined Tuition Fees

We believe the metric that best demonstrates our focus on medical education and its relevance to our products and services offering is combined tuition fees from medicine as a percentage of our total combined tuition fees.

For the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017, combined tuition fees from medicine were 71.7%, 65.5% and 58.6%, respectively, of total combined tuition fees.

Combined Tuition Fees*

The following table sets forth information that was derived from the historical operating information for each of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP. The information in this table, as it relates to IPTAN, IESVAP, CCSI, IESP and FADEP prior to the dates of their respective acquisitions by Afya Brazil in 2018, is based on data provided to Afya Brazil by such companies. We believe it is reliable, but it does not form part of our consolidated operating history.

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017
	US$ millions(1)	R$ millions		US$ millions(1)	R$ millions
	(except percentages)
Medical school programs	29.3	114.2	84.1	95.0	370.2	268.5
Other undergraduate health sciences programs	5.8	22.6	23.9	24.7	96.1	87.5
Other undergraduate programs(2)	5.8	22.4	25.6	25.4	99.2	102.5
Total(A)	40.8	159.1	133.6	145.1	565.5	458.5
% Medicine(3)	71.7%	71.7%	63.0%	65.5%	65.5%	58.6%
% Health sciences programs(4)	85.9%	85.9%	80.8%	82.5%	82.5%	77.6%

*	Combined tuition fees is the sum equal to the total tuition fees charged to students, as recorded in the internal management records of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018 and 2017. These internal management records register the number of students at each school and the tuition fees they have been invoiced for each relevant period, and we are required to maintain them and disclose them annually to the MEC. We use these records to calculate our gross revenue for a given period, which we in turn use to calculate our net revenue for purposes of our financial statements.

We present combined tuition fees because, given our limited operating history and that our historical and pro forma financial information and operational information included elsewhere in this prospectus may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of IPTAN, IESVAP, CCSI, IESP and FADEP as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present combined tuition fees as the sum of gross tuition fees charged to students, which differs from our pro forma net revenue, which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. Although we have not included CCSI in the pro forma financial information included elsewhere in this prospectus, we have included tuition fee data for CCSI because we believe that excluding it would distort the trend of this metric, which we view as useful in helping investors assess our business. For the three months ended March 31, 2019 and 2018, the total tuition fees charged to students by Afya Brazil were R$159.1 million and R$66.8 million, respectively. For the years ended December 31, 2018 and 2017, the total tuition fees charged to students by Afya Brazil were R$565.5 million and R$220.3 million, respectively. The past performance of Afya Brazil, IPTAN, IESVAP, CCSI, IESP and FADEP, as reflected in the combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from the Pro Forma Transactions. For further information, see “Presentation of Financial and Other Information—Combined Tuition Fees.”

(1)	For convenience purposes only, amounts in reais for the three months ended March 31, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.8967 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2019, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Represents all non-health sciences undergraduate programs.

(3)	Calculated as medical school programs divided by the Total (A).

(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the Total (A).

Medical School Regulatory Capacity and Capacity at Maturation

Medical school regulatory capacity and capacity at maturation are operating metrics that provide visibility into our medical school enrollments contracted growth given the supply and demand imbalance in the medical school market and the fact that our medical schools have historically operated very close to their regulatory capacity. Accordingly, the gradual increase in our capacity helps explain the increase in our medical school enrollments, which in turn helps explain our medical school enrollments contracted growth.

The medical school regulatory capacity is defined by the number of medical schools seats available per year awarded by the MEC plus the additional seats associated with PROUNI and FIES, multiplied by the number of years of operations since the seats were awarded, up to the sixth year of operations (maturation). Capacity at maturation is defined by the number of school seats available per year awarded by the MEC plus the additional seats associated with PROUNI and FIES starting in the sixth year of operations and thereafter. Our medical schools have a six year maturation cycle because medical school programs in Brazil are for a duration of 6 years. A maturation cycle represents the period starting when a medical school commences its operations with one school year of students, and ending six years following the commencement of operations, at which point the medical school has six school years of students.

For illustration, a medical school that is awarded 100 seats from the MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (1 seat for each 10.7 seats awarded by MEC); and

•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity was 5,004 and 4,673 seats and our capacity at maturation was 6,552 as of March 31, 2019 and December 31, 2018. Including our acquisition of FASA, we expect our medical school regulatory capacity and our capacity at maturation to be approximately 5,799 seats and 7,866 seats, respectively, as of December 31, 2019. In addition, with the anticipated opening of our 5 new “Mais Medicos” medical school campuses by June 2020, we expect our medical school regulatory capacity and our capacity at maturation to be approximately 6,900 seats and 9,654 seats, respectively, as of December 31, 2020. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 9,654 students by 2025.

Medical School Occupancy Rate

The occupancy rate of our medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period. We believe retention rates are an important measure of quality and customer satisfaction, however, we believe that the occupancy rate is a more meaningful metric as it captures not only our ability to retain students but also find new students to compensate eventual drop outs.

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of March 31,	As of December 31,
	2019	2018	2017
Occupancy rate	100.0%	97.2%	94.9%

Significant Factors Affecting our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and Mais Médicos Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical seats across Brazil and their geographic allocation including, but not limited to Law No. 12,871/ 2013, which created the “Mais Médicos” program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas. With the increase in annual offerings through “Mais Médicos”, the Education Ministry announced on April 5, 2018 that the Brazilian federal government had decided to freeze the new offering of medical seats for a period of five years. The decision was based on the previously defined target of at least 11,000 annual medical seats, which according to the World Health Organization was achieved in 2018. For further information, see “Regulatory

Overview” and “Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business,” and Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of noncompliance with any regulatory requirements.”

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI),” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Risk Factors—Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Banco Santander and Raydan) for undergraduate students.

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2019	2018	2018	2017	2016
Real growth (contraction) in gross domestic product	N/A	1.2%	1.1%	1.1%	(3.3)%
Inflation (IGP-M)(1)	2.2%	1.5%	7.5%	(0.5)%	7.2%
Inflation (IPCA)(2)	1.5%	0.7%	3.7%	2.9%	6.3%
Long-term interest rates—TJLP (average)(3)	7.0%	6.8%	6.7%	7.1%	7.5%
CDI interest rate (average)(4)	6.4%	6.7%	6.5%	10.1%	14.1%
Period-end exchange rate—reais per US$1.00	3.897	3.324	3.875	3.308	3.259
Average exchange rate—reais per US$1.00(5)	3.784	3.243	3.656	3.193	3.483
Appreciation (depreciation) of the real vs. US$ in the period(6)	(0.6)%	(0.5)%	(17.1)%	(1.5)%	16.5%
Unemployment rate(7)	N/A	12.6%	12.3%	12.8%	11.3%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily as a result of annual adjustments to faculty member and employee salaries. Historically, inflation has been more than offset by the tuition fees we charge our students.

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments. We are also exposed to fluctuations in interest rates on our accounts payable to selling shareholders which are indexed to the CDI, IGP-M and SELIC.

Acquisitions

We may face significant challenges in the process of integrating the operations of our acquired companies. If we are not able to manage these integrations effectively, our results of operations may be affected. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new post-secondary education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives.”

IPTAN and IESVAP

On January 11, 2018, the Esteves Family, BR Health and Afya Brazil entered into an investment and purchase agreement providing for (a) an initial Afya Brazil capital increase which was paid: (i) by the Esteves Family with the contribution of the ownership interest held by the Esteves Family in IPTAN and IESVAP in an amount equal to R$11.6 million; and (ii) by BR Health through a cash contribution in an amount equal to R$55.0 million, followed by (b) a sale by the Esteves Family to BR Health of shares in Afya Brazil for a purchase price equal to R$37.5 million. The transaction was consummated on April 26, 2018 and the aggregate purchase price was R$200.2 million.

IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The audited financial statements of IPTAN as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. The audited financial statements of IESVAP as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

CCSI

On March 9, 2018, Afya Brazil entered into a purchase agreement with the former controlling entity of CCSI, AISI, providing for the acquisition of 60% of CCSI by Afya Brazil and an increase in CCSI’s share capital. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The CCSI transaction was consummated on May 30, 2018. The purchase price was R$39 million, of which (i) R$6.0 million was paid by Afya Brazil to AISI in cash on the transaction closing date, (ii) R$9.3 million, related to certain liabilities of AISI (including AISI’s portion of CCSI’s capital increase totaling R$3.2 million), was paid by Afya Brazil on behalf of AISI on the transaction closing date, (iii) R$13.7 million is payable by Afya Brazil to AISA provided certain conditions are met, and (iv) R$10.0 million is payable by Afya Brazil on behalf of AISI in two equal semi-annual installments from the transaction closing date, adjusted by the IGP-M rate. The amount of the CCSI capital increase was R$8 million, R$4.8 million of which was paid in cash by Afya Brazil.

IESP

On November 27, 2018, Afya Brazil entered into a purchase agreement with the former controlling shareholders of IESP, providing for the acquisition of 80% of IESP by Afya Brazil. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. The IESP transaction was consummated on November 27, 2018. The aggregate purchase price was R$248.9 million. The initial consideration was R$236.0 million, of which (i) R$129.8 million was paid in cash on the transaction closing date, and (ii) R$106.2 million is payable in three equal installments of R$35.4 million, adjusted by the CDI rate, and due by the end of the first, second and third year from the transaction closing date. The initial consideration was increased following price adjustments of (i) R$4.0 million, related to the cash of IESP, and (ii) R$8.9 million, related to a capital reduction.

The audited financial statements of IESP as of November 26, 2018 and December 31, 2017 and for the period from January 1, 2018 to November 26, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

FADEP

On December 5, 2018, Afya Brazil entered into a purchase agreement with the former controlling shareholders of FADEP, providing for the acquisition 100% of RD Administração e Participação Ltda., which holds a 89% interest in FADEP, and 11% of FADEP by Afya Brazil. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The FADEP transaction was consummated on December 5, 2018. The aggregate purchase price was R$133.0 million, of which (i) R$80.1 million was paid in cash on the transaction closing date, and (ii) R$52.8 million is payable in three equal installments of R$17.6 million, adjusted by the SELIC rate, and due semiannually from the transaction closing date. The initial consideration was R$135.6 million and was offset by a price adjustment of R$2.7 million related to the reimbursement of transaction costs.

The audited financial statements of FADEP as of December 4, 2018 and December 31, 2017 and for period from January 1, 2018 to December 4, 2018 and for the year ended December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

Medcel

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controls Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web. Medcel offers distance learning residency preparatory courses.

Medcel’s (i) unaudited interim consolidated financial statements as of March 28, 2019 and December 31, 2018 and for period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018, and (ii) audited financial statements as of and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto, are included elsewhere in this prospectus.

FASA

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of FASA, providing for the acquisition of 90% of FASA by Afya Brazil. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The FASA transaction was consummated on April 3, 2019. The purchase price was R$204.5 million, as adjusted in accordance with the terms of the purchase agreement, and to be paid and further adjusted in accordance with the terms of the purchase agreement.

We have not included the historical financial statements of FASA in this prospectus because they are not available. Moreover, we believe they would be of limited benefit to investors as two out of FASA’s four campuses do not offer medicine courses. These campuses are therefore not part of our business strategy.

IPEMED

On February 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of IPEMED. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro and São Paulo and in the Distrito Federal. It focuses on medical graduate programs and will contribute approximately 1,500 students to Afya. The IPEMED transaction was consummated on May 9, 2019. The purchase price was R$126.7 million, to be paid and adjusted in accordance with the terms of the purchase agreement.

For additional information regarding our acquisitions and our unaudited pro forma condensed consolidated financial information and related notes, see “Presentation of Financial and Other Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and see note 4 to the audited consolidated financial statements and note 4 to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Business Segments

Following the merger of Medcel into Afya Brazil on March 29, 2019, we have two business segments for purposes of our financial reporting going forward:

•	Educational Services Segment (Business Unit 1), which comprises revenue we derive from fees we charge for educational services we provide through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

•	Residency Preparatory and Specialization Programs Segment (Business Unit 2), which comprises revenue we derive from fees we charge for our residency preparatory courses and medical post-graduate specialization programs, delivery of printed and digital content, access to our online medical education platform and practical medical training.

There were no revenues derived from the Residency Preparatory and Specialization Programs Segment (Business Unit 2) for three months ended March 31, 2019, as this segment represents Medcel’s operations as of March 31, 2019, and Medcel was consolidated in our financial statements starting on March 29, 2019. For further information, see note 3 to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Description of Principal Line Items

Net revenue

Our revenue consists primarily of tuition fees we charge for medical schools and other undergraduate and graduate programs, as well as from fees we charge for our medical residency preparatory courses. We also generate revenue from other student fees and certain education-related activities that typically trend with tuition revenues.

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Costs of services amounted to 37.6% and 50.3% of net revenues in the three months ended March 31, 2019 and the year ended December 31, 2018, respectively.

Operating expenses

Our operating expenses includes expenses for personnel, general and administrative, management and officer compensation, marketing and other income (expenses), net.

Personnel. Personnel expenses consist of wages, overtime, benefits (meal vouchers, transportation vouchers and medical and dental insurance, among others), profit sharing, social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional do Seguro Social) contribution, or INSS, and the Brazilian Unemployment Severance Fund (Fundo de Garantia do Tempo de Serviço) contribution, or FGTS.

General and administrative. General and administrative expenses mainly consist of: (1) building infrastructure expenses, such as rent and property maintenance; (2) utilities expenses; (3) expenses for computer system maintenance and office automation, such as software licenses, as well as for integrated accounting, treasury, financial planning and cost management systems; (4) sales & marketing expenses; (5) allowance for doubtful accounts; and (6) amounts paid for professional services, such as consultants, auditors and outside counsel and donations for cultural purposes.

Other income (expenses), net. Other income (expenses), net, consists mainly of miscellaneous income and/or expense items.

Finance result

Our finance result includes finance income and finance expenses.

Our finance income consists mainly income from interest earned on financial investments and changes in fair value of derivative instruments. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, costs associated with our euro-denominated debt, and banking fees.

Income taxes expense

Income taxes expense includes current and deferred income taxes and social contribution.

Historical Consolidated Results of Operations

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

The following table sets forth our historical consolidated income statement data for the three months ended March 31, 2019 and 2018:

	Historical Afya Brazil
	For the Three Months Ended March 31,
	2019	2018	Variation (%)
	(in R$ millions, except for percentages)
Income Statement Data:
Net revenue	144.6	61.3	135.8
Cost of services	(54.4)	(28.2)	92.8
Gross profit	90.2	33.1	172.3

General and administrative expenses	(31.2)	(14.3)	119.0
Other income (expenses), net	(0.2)	0.8	n.m.
Operating income	58.8	19.6	199.7

Finance income	5.2	1.7	206.1
Finance expenses	(12.2)	(1.1)	1,064.2
Finance result	(7.1)	0.6	(1,209.7)

Income before income taxes	51.7	20.3	155.3
Income taxes expense	(2.2)	(1.4)	59.9
Net income	49.5	18.9	162.4

Net revenue

Net revenue for the three months ended March 31, 2019 was R$144.6 million, an increase of R$83.3 million, or 135.8%, from R$61.3 million for the three months ended March 31, 2018. This increase was primarily attributable to (i) organic revenue growth, mainly due to the increase of medical school enrollments from 2,073 medical school enrollments for the three months ended March 31, 2018 to 2,503 medical school enrollments for the three months ended March 31, 2019, and (ii) R$82.0 million in revenues contributed by the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, which were acquired after March 31, 2018, which added 2,508 medical school enrollments to our total medical enrollments base for the three months ended March 31, 2019.

Cost of services

Cost of services for the three months ended March 31, 2019 was R$54.4 million, an increase of R$26.2 million, or 92.8%, from R$28.2 million for the three months ended March 31, 2018. This increase was primarily attributable to the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, which resulted in (i) a 66.9% increase in the number of our faculty members, from 1,263 for the three months ended March 31, 2018 to 2,108 for the three months ended March 31, 2019 and a corresponding increase in payroll expenses, and (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies.

As a percentage of net revenue, our cost of services decreased to 37.6% for the three months ended March 31, 2019, compared to 46.0% for the three months ended March 31, 2018.

Gross profit

As a result of the foregoing, gross profit for the three months ended March 31, 2019 was R$90.2 million, an increase of R$57.1 million, or 172.3%, from R$33.1 million for the three months ended March 31, 2018.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2019 was R$31.2 million, an increase of R$16.9 million, or 119.0%, from R$14.3 million for the three months ended March 31, 2018. This increase was primarily attributable to (i) the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, (ii) a 107.0% increase in payroll expenses from R$5.5 million for the three months ended March 31, 2018, to R$11.5 million for the three months ended March 31, 2019, mainly due to the increase in our number of employees as a result of the integration of our acquired companies into our business, (iii) an increase in allowance for doubtful accounts expenses, from R$2.7 million for the three months ended March 31, 2018, to R$3.8 million for the three months ended March 31, 2019, and (iv) an increase in other general administrative expenses, from R$5.9 million for the three months ended March 31, 2018, to R$22.0 million for the three months ended March 31, 2019, mainly related to the integration of our acquired companies into our business.

Operating income

For the reasons discussed above, operating income for the three months ended March 31, 2019 was R$58.8 million, an increase of R$39.2 million, or 199.7%, from R$19.6 million for the three months ended March 31, 2018.

Finance result

Finance result for the three months ended March 31, 2019 was a net finance expense of R$7.1 million, compared to a net finance income of R$0.6 million for the three months ended March 31, 2018, for the reasons described below.

Finance income. Finance income for the three months ended March 31, 2019 was R$5.2 million, an increase of R$3.5 million, from R$1.7 million for the three months ended March 31, 2018. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents; an increase in interest received of R$1.2 million, and (ii) a foreign exchange gain of R$1.1 million related to our euro-denominated loan with Itaú Unibanco S.A entered into in 2018.

Finance expenses. Finance expenses for the three months ended March 31, 2019 was R$12.2 million, an increase of R$11.1 million, from R$1.1 million for the three months ended March 31, 2018. This increase was primarily attributable to (i) an increase in interest expense from accounts payable to the selling shareholders of our acquired companies, and (ii) a change in fair value of derivative instruments loss of R$2.0 million related to derivative instruments in connection with cross-currency interest rate swaps with respect to our euro-denominated loan with Itaú Unibanco S.A. entered into in 2018.

Income before income taxes

As a result of the foregoing, income before income taxes for the three months ended March 31, 2019 was R$51.7 million, an increase of R$31.4 million, or 155.3%, from R$20.3 million for the three months ended March 31, 2018.

Income taxes expense

Income taxes expense for the three months ended March 31, 2019 was R$2.2 million, an increase of R$0.8 million, or 59.9%, from R$1.4 million for the three months ended March 31, 2018. This increase was primarily attributable to the increase in our taxable profit as a result of the positive impact of our organic growth and the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP.

Net income

As a result of the foregoing, our net income for the three months ended March 31, 2019 was R$49.5 million, an increase of R$30.6 million, or 162.4%, from R$18.9 million for the three months ended March 31, 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2018 and 2017:

	Historical Afya Brazil
	For the Year Ended December 31,
	2018	2017	Variation (%)
	(in R$ millions, except for percentages)
Income Statement Data:
Net revenue	333.9	216.0	54.6
Cost of services	(168.1)	(124.1)	35.5
Gross profit	165.9	91.9	80.4

General and administrative expenses	(70.0)	(45.4)	54.4
Other income, net	0.6	2.8	(78.3)
Operating income	96.4	49.3	95.5

Finance income	10.4	5.2	99.7
Finance expenses	(8.2)	(3.6)	127.4
Finance result	2.3	1.6	39.0

Income before income taxes	98.7	51.0	93.7
Income taxes expense	(4.0)	(2.5)	59.5
Net income	94.7	48.5	95.4

Net revenue

Net revenue for the year ended December 31, 2018 was R$333.9 million, an increase of R$117.9 million, or 54.6%, from R$216.0 million for the year ended December 31, 2017. This increase was primarily attributable to (i) organic revenue growth, mainly due to the increase of medical school enrollments from 2,070 medical school enrollments for the year ended December 31, 2017 to 2,458 medical school enrollments for the year ended December 31, 2018, and (ii) R$82.1 million in revenues contributed by the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP since their respective acquisition dates in 2018, which added 2,082 medical school enrollments to our total medical enrollments base for the year ended December 31, 2018.

Cost of services

Cost of services for the year ended December 31, 2018 was R$168.1 million, an increase of R$44.0 million, or 35.5%, from R$124.1 million for the year ended December 31, 2017. This increase was primarily attributable to the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, since their respective acquisition dates in 2018, which resulted in (i) a 72.7% increase in the number of our faculty members, from 983 for the year ended December 31, 2017 to 1,698 for the year ended December 31, 2018, (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies, and (iii) a 28.9% increase in lease costs, mainly due to the increase in the number of campuses, from four for the year ended December 31, 2017 to nine for the year ended December 31, 2018, and to a lesser extent adjustments for inflation.

As a percentage of net revenue, our cost of services decreased to 50.3% for the year ended December 31, 2018, compared to 57.4% for the year ended December 31, 2017.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2018 was R$165.9 million, an increase of R$74.0 million, or 80.4%, from R$91.9 million for the year ended December 31, 2017.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 was R$70.0 million, an increase of R$24.6 million, or 54.4%, from R$45.4 million for the year ended December 31, 2017. This increase was primarily attributable to the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, since their respective acquisition dates in 2018, which resulted in (i) a 55.5% increase in payroll expenses from R$21.2 million for the year ended December 31, 2017, to R$32.9 million for the year ended December 31, 2018, mainly due to the increase in our number of employees as a result of the integration of our acquired companies into our business, (ii) an increase in allowance for doubtful accounts expenses, from R$2.9 million for the year ended December 31, 2017, to R$7.7 million for the year ended December 31, 2018, mainly due to higher delinquency rates, which increased from 1.3% of our net revenue in 2017 to 2.3% of our net revenue in 2018, and (iii) a 32.8% increase in other general administrative expenses, from R$21.3 million for the year ended December 31, 2017, to R$29.4 million for the year ended December 31, 2018, mainly related to the integration of our acquired companies into our business.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2018 was R$96.4 million, an increase of R$47.1 million, or 95.5%, from R$49.3 million for the year ended December 31, 2017.

Finance result

Finance result for the year ended December 31, 2018 was a net finance income of R$2.3 million, an increase of R$0.7 million, from a net finance income of R$1.6 million for the year ended December 31, 2017, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2018 was R$10.4 million, an increase of R$5.2 million, or 99.7%, from R$5.2 million for the year ended December 31, 2017. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents and an increase in interest rates on our investments, and (ii) the fair value gain of R$1.2 million on our derivative instruments relating to our cross-currency interest rate swaps with respect to our euro-denominated loan with Itaú Unibanco S.A.

Finance expenses. Finance expenses for the year ended December 31, 2018 was R$8.2 million, an increase of R$4.6 million, or 127.4%, from R$3.6 million for the year ended December 31, 2017. This increase was primarily attributable to (i) an increase in interest expense from accounts payable to the selling shareholders of our acquired companies, and (ii) a foreign exchange expense of R$2.7 million related to our euro-denominated loan with Itaú Unibanco S.A.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2018 was R$98.7 million, an increase of R$47.7 million, or 93.7%, from R$51.0 million for the year ended December 31, 2017.

Income taxes expense

Income taxes expense for the year ended December 31, 2018 was R$4.0 million, an increase of R$1.5 million, or 59.5%, from R$2.5 million for the year ended December 31, 2017. This increase was primarily attributable to the growth in our net revenues as a result of the positive impact of our organic growth and the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP since their respective acquisition dates in 2018.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2018 was R$94.7 million, an increase of R$46.2 million, or 95.4%, from R$48.5 million for the year ended December 31, 2017.

Pro Forma Condensed Consolidated Results of Operations

Three Months Ended March 31, 2019, Compared to the Three Months Ended March 31, 2018

The following table sets forth our unaudited condensed consolidated pro forma statements of income for the three months ended March 31, 2019 and 2018:

	Pro Forma
	For the Three Months Ended March 31,
	2019	2018
	(in R$ millions, except for percentages)
Income Statement Data:
Net revenue	179.3	149.0
Cost of services	(58.4)	(55.0)
Gross profit	120.9	94.0

General and administrative expenses	(45.5)	(38.4)
Other income (expenses), net	(0.4)	0.5
Operating income	75.0	56.1

Finance income	5.7	3.4
Finance expenses	(12.8)	(9.0)
Finance result	(7.1)	(5.6)

Income before income taxes	67.8	50.5
Income taxes expense	(3.6)	(3.3)
Net income	64.2	47.2

Net revenue

Net revenue increased from R$149.0 million for the three months ended March 31, 2018 to R$179.3 million for the three months ended March 31, 2019. This increase was primarily attributable to an increase of 29.5% in our revenues from undergraduate courses from R$133.6 million for the three months ended March 31, 2018 to R$159.1 million for the three months ended March 31, 2019 and an increase of 11.0% in our combined tuition fees from residency preparatory courses from R$31.2 million for the three months ended March 31, 2018 to R$34.7 million for the three months ended March 31, 2019.

The increase in our revenues from undergraduate courses was primarily attributable to (i) a 40.2% increase in medical school enrollments, from 3,575 enrollments for the three months ended March 31, 2018 to 5,011 enrollments for the three months ended March 31, 2019, (ii) a 14.5% increase in the average monthly tuition fees we charge our students, from R$2,387 per month for the three months ended March 31, 2018 to R$2,732 per month for the three months ended March 31, 2019, due to an increase in medical school enrollments relative to our total enrollments base, adjustments for inflation, and an increase in monthly tuition fees we charge new students, and (iii) a decrease in discounts offered to students of our acquired companies following changes to the discount policies in our acquired companies to bring them in line with our policies. This increase was partially offset by a 7.2%

decrease in the number of enrollments of non-health sciences courses, from 8,556 enrollments for the three months ended March 31, 2018 to 7,985 enrollments for the three months ended March 31, 2019.

The increase in our revenues from residency preparatory courses was primarily attributable to a 21.7% increase in the average fees per enrollment, from R$5,045 for the three months ended March 31, 2018 to R$5,392 for the three months ended March 31, 2019, partially offset by a 8.8% decrease in enrollments, from 7,880 enrollments for the three months ended March 31, 2018 to 7,187 enrollments for the three months ended March 31, 2019.

Cost of services

Cost of services increased from R$55.0 million for the three months ended March 31, 2018 to R$58.4 million for the three months ended March 31, 2019. This decrease was primarily attributable to (i) a decrease in the number of paid teaching hours related to the integration of recently acquired medical schools and certain other programs in some of our companies, (ii) adjustments for inflation, (iii) a decrease in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units and (iv) lower concentration of deliveries of books of our residency preparatory courses in the three months ended March 31, 2019, which led to a lower concentration of cost recognition per client in the period.

Gross profit

As a result of the foregoing, gross profit increased from R$94.0 million for the three months ended March 31, 2018 to R$120.9 million for the three months ended March 31, 2019.

General and administrative expenses

General and administrative expenses increased from R$38.4 million for the three months ended March 31, 2018 to R$45.5 million for the three months ended March 31, 2019. This increase was primarily attributable to (i) an increase in personnel expenses and consulting services to support acquisitions and other growth initiatives, (ii) an increase in severance related costs and other costs associated with the downsizing of administrative staff in our operations prior to the implementation of our centralized shared services center, and (iii) an increase in allowance for doubtful accounts expenses, mainly due to higher delinquency rates in non-medical courses.

Operating income

For the reasons discussed above, operating income increased from R$56.1 million for the three months ended March 31, 2018 to R$75.0 million for the three months ended March 31, 2019.

Finance result

Finance result changed from a net finance expense of R$5.6 million for the three months ended March 31, 2018 to R$7.1 million for the three months ended March 31, 2019, for the reasons described below.

Finance income. Finance income increased from R$3.4 million for the three months ended March 31, 2018 to R$5.7 million for the three months ended March 31, 2019. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents and an increase in interest received, and (ii) an increase in the fair value of our derivative instruments relating to our foreign exchange swap (on a non-hedge basis) with respect to our euro-denominated loan with Itaú Unibanco S.A. Although this loan is fully hedged, we do not use hedge accounting, so temporary non-cash gains may affect our finance results depending on exchange rate fluctuations during a relevant fiscal period.

Finance expenses. Finance expenses increased from R$9.0 million for the three months ended March 31, 2018 to R$12.8 million for the three months ended March 31, 2019. This increase was primarily attributable to an increase in interest expense from accounts payable to the selling shareholders of our acquired companies.

Income before income taxes

As a result of the foregoing, income before income taxes increased from R$50.5 million for the three months ended March 31, 2018 to R$67.8 million for the three months ended March 31, 2019.

Income taxes expense

Income taxes expense increased from R$3.3 million for the three months ended March 31, 2018 to R$3.6 million for the three months ended March 31, 2019.

Net income

As a result of the foregoing, our net income increased from R$47.2 million for the three months ended March 31, 2018 to R$64.2 million for the three months ended March 31, 2019.

Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017

The following table sets forth our unaudited condensed consolidated pro forma statements of income for the years ended December 31, 2018 and 2017:

	Pro Forma
	For the Year Ended December 31,
	2018	2017
	(in R$ millions, except for percentages)
Income Statement Data:
Net revenue	547.6	444.4
Cost of services	(254.8)	(228.6)
Gross profit	292.7	215.8

General and administrative expenses	(158.1)	(148.2)
Other income (expenses), net	(1.6)	(0.1)
Operating income	133.0	67.4

Finance income	18.3	13.5
Finance expenses	(27.5)	(35.2)
Finance result	(9.3)	(21.7)

Income before income taxes	123.7	45.7
Income taxes expense	(7.5)	(4.6)
Net income	116.2	41.1

Net revenue

Net revenue increased from R$444.4 million for the year ended December 31, 2017 to R$547.6 million for the year ended December 31, 2018. This increase was primarily attributable to an increase of 23.3% in our combined tuition fees from undergraduate courses from R$458.5 million for the year ended December 31, 2017 to R$565.5 million for the year ended December 31, 2018.

The increase in our revenues from undergraduate courses was primarily attributable to (i) a 17.3% increase in medical school enrollments, from 3,869 enrollments for the year ended December 31, 2017 to 4,540 enrollments for the year ended December 31, 2018, (ii) a 7.5% increase in the average monthly tuition fees we charge our students, from R$2,224 per month for the year ended December 31, 2017 to R$2,390 per month for the year ended December 31, 2018, due to an increase in medical school enrollments relative to our total enrollments base, adjustments for inflation, and an increase in monthly tuition fees we charge new students, and (iii) the effects of adjustments to the discount policies of our acquired companies.

Cost of services

Cost of services increased from R$228.6 million for the year ended December 31, 2017 to R$254.8 million for the year ended December 31, 2018. This increase was primarily attributable to (i) an increase in the number of paid teaching hours associated with the maturation of medical schools and some other programs in some of our units, (ii) adjustments for inflation, (iii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units, and (iv) an increase in the sales of residency preparatory courses.

Gross profit

As a result of the foregoing, gross profit increased from R$215.8 million for the year ended December 31, 2017 to R$292.7 million for the year ended December 31, 2018.

General and administrative expenses

General and administrative expenses increased from R$148.2 million for the year ended December 31, 2017 to R$158.1 million for the year ended December 31, 2018. This increase was primarily attributable to (i) an increase in personnel expenses and consulting services to support acquisitions and other growth initiatives, (ii) an increase in severance related costs and other costs associated with the downsizing of administrative staff in our schools prior to the implementation of our centralized share service center, and (iii) an increase in allowance for doubtful accounts expenses, mainly due to higher delinquency rates in non-medical courses.

Operating income

For the reasons discussed above, operating income increased from R$67.4 million for the year ended December 31, 2017 to R$133.0 million for the year ended December 31, 2018.

Finance result

Finance result changed from a net finance expense of R$21.7 million for the year ended December 31, 2017 to a net finance expense of R$9.3 million for the year ended December 31, 2018, for the reasons described below.

Finance income. Finance income increased from R$13.5 million for the year ended December 31, 2017 to R$18.3 million for the year ended December 31, 2018. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents and an increase in interest rates on our investments, and (ii) an increase in the fair value of our derivative instruments relating to our foreign exchange swap (on a non-hedge basis) with respect to our euro-denominated loan with Itaú Unibanco S.A. Although this loan is fully hedged, we do not use hedge accounting, so temporary non-cash gains may affect our finance results depending on exchange rate fluctuations during a relevant fiscal period.

Finance expenses. Finance expenses decreased from R$35.2 million for the year ended December 31, 2017 to R$27.5 million for the year ended December 31, 2018.

Income before income taxes

As a result of the foregoing, income before income taxes increased from R$45.7 million for the year ended December 31, 2017 to R$123.7 million for the year ended December 31, 2018.

Income taxes expense

Income taxes expense increased from R$4.6 million for the year ended December 31, 2017 to R$7.5 million for the year ended December 31, 2018.

Net income

As a result of the foregoing, our net income increased from R$41.1 million for the year ended December 31, 2017 to R$116.2 million for the year ended December 31, 2018.

Unaudited Supplemental Condensed Consolidated Pro Forma Information For The Year Ended December 31, 2017

The comparability of our results of operations is affected for the periods presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by the Pro Forma Transactions. To supplement the discussion of our historical results of operations for the years ended December 31, 2018 and 2017, we have included unaudited supplemental pro forma condensed consolidated statement of income information for the year ended December 31, 2017. The unaudited supplemental pro forma condensed consolidated statement of income for the year ended December 31, 2017 includes our historical consolidated results of operations and the results of operations of IPTAN, IESVAP, IESP, FADEP and Medcel , after giving pro forma effect to each acquisition and the related financing obtained for the acquisitions of IESP and FADEP as if they had been consummated on January 1, 2017.

The unaudited supplemental pro forma information for the year ended December 31, 2017 was prepared in a manner comparable to the requirements of Article 11 of Regulation S-X, but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of pro forma condensed consolidated statement of income prior to the most recent year. The unaudited supplemental pro forma information for the year ended December 31, 2017 reflects the impact of the Pro Forma Transactions using the assumptions set forth in the notes to the unaudited supplemental pro forma information for the year ended December 31, 2017.

The following unaudited supplemental pro forma condensed consolidated statement of income for the year ended December 31, 2017 are based on the historical consolidated financial statements of Afya Brazil, appearing elsewhere in this prospectus and give effect of the acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel by Afya Brazil as if they had occurred on January 1, 2017. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

Pro forma adjustments were made to reflect:

•	the acquisitions of IPTAN, IESVAP, IESP , FADEP and Medcel by Afya Brazil;

•	changes in the carrying value of certain assets and liabilities at their estimated fair values at each acquisition date;

•	changes in rent expenses resulting from the lease arrangements entered into in connection with each acquisition;

•	changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets;

•	increase in interest expense and changes in foreign exchange rates resulting from additional debt incurred to fund the acquisitions;

•	changes in fair value of cross-currency interest rate swaps in connection with the euro-denominated loan with Itaú Unibanco S.A. incurred to fund the acquisitions;

•	increase in interest expenses resulting from the outstanding accounts payable to the selling shareholders of IESP and FADEP; and

•	deferred taxes effects of the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for information purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the acquisitions actually occurred on the date indicated, nor they are an indicative of future consolidated results of operations or financial condition. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical financial statements of

IPTAN, IESVAP, IESP, FADEP and Medcel appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our pro forma condensed consolidated financial information.

The audited financial statements from which the pro forma condensed consolidated financial information have been derived were prepared in accordance with IFRS. In making your investment decision, you should rely only on the financial information contained in this prospectus.

The acquisitions of IPTAN, IESVAP, IESP, FADEP and Medcel by Afya Brazil are each accounted for as a business combination in accordance with IFRS 3 – Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from each acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

For further detail on the purchase price allocation for the acquisitions of IPTAN, IESVAP, IESP and FADEP, see note 4 – Business combinations to the audited consolidated financial statements of Afya Brazil as of and for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus. For further detail on the purchase price allocation for the acquisition of Medcel, see note 4 – Business combination to the unaudited interim condensed consolidated financial statements of Afya Brazil as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 included elsewhere in this prospectus.

Afya Brazil
Unaudited Supplemental Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2017
(amounts in thousands of reais)

	Afya Brazil Historical (1)	IPTAN (2)	IESVAP (3)	IESP (4)	FADEP (5)	Medcel (6)	Pro forma adjustments		Afya Brazil Pro Forma
Net revenue	216,008	30,069	21,032	95,601	27,647	54,027	-		444,384
Cost of services	(124,065)	(16,368)	(2,794)	(49,203)	(15,069)	(12,287)	(8,836)	(7)	(228,622)
Gross profit	91,943	13,701	18,238	46,398	12,578	41,740	(8,836)		215,762
Operating income (expenses)	-
General and administrative expenses	(45,355)	(7,012)	(5,271)	(22,207)	(6,283)	(25,846)	(36,237)	(8)	(148,211)
Other income (expenses), net	2,755	-	(357)	-	332	(209)	(2,640)	(9)	(119)
Operating income	49,343	6,689	12,610	24,191	6,627	15,685	(47,713)		67,432
Finance income	5,222	256	296	2,316	1,248	1,331	2,859	(10)	13,528
Finance expenses	(3,586)	(397)	(44)	(336)	(1,172)	(1,622)	(28,082)	(11)	(35,239)
Finance result	1,636	(141)	252	1,980	76	(291)	(25,223)		(21,711)
Income before income taxes	50,979	6,548	12,862	26,171	6,703	15,394	(72,936)		45,721
Income taxes expense	(2,500)	(68)	-	(2,515)	(416)	(2,516)	3,420	(12)	(4,595)
Net income	48,479	6,480	12,862	23,656	6,287	12,878	(69,516)		41,126
Attributable to
Shareholders of the Company	45,393						(10,121)		35,272
Non-controlling interests	3,086						(2,768)	(13)	5,854
Earnings per share
Basic	39.49								23.08	(14)
Diluted	39.49								23.08	(14)
Weighted average shares outstanding
Basic	1,149,603								1,528,299
Diluted	1,149,603								1,528,299

Notes to Unaudited Supplemental Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2017
(amounts in thousands of reais)

(1)	Represents the historical consolidated statement of income of Afya Brazil for the year ended December 31, 2017.

(2)	Represents the historical statement of income of IPTAN for the year ended December 31, 2017.

(3)	Represents the historical statement of income of IESVAP for the year ended December 31, 2017.

(4)	Represents the historical statement of income of IESP for the year ended December 31, 2017.

(5)	Represents the historical statement of income of FADEP for the year ended December 31, 2017.

(6)	Represents the historical statement of income of Medcel for the year ended December 31, 2017.

(7)	Reflects the estimated rent expenses related to the lease arrangements entered into in connection with the acquisition of IESVAP, IESP and FADEP in the amount of R$ 8,836.

	IESVAP	IESP	FADEP	Total
Estimated rent expenses	1,265	5,894	1,677	8,836

(8)	Reflects the (i) elimination of R$2,640 of expenses from share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP in the amounts of R$2,097 and R$543, respectively; and (ii) estimated adjustment to depreciation of property and equipment of R$341 resulting from estimated fair value adjustment to property and equipment from the acquisitions of IPTAN, IESVAP, IESP and FADEP; and estimated adjustment to amortization of R$38,536 resulting from estimated purchase price allocation to intangible assets with definite lives, as described below. Pro forma depreciation and amortization totaled R$45,867.

The amounts allocated to intangible assets with definite lives in the purchase price allocation for each acquisition, based upon our preliminary estimates of the fair value, are provided below:

	IPTAN	IESVAP	IESP	FADEP	Medcel		Total
Customer relationships - Medical courses	13,129	680	22,965	2,698	-
Useful lives (in years)	6.0	6.0	6.0	6.0	-

Customer relationships - Other courses	4,503	-	13,348	5,981	24,189
Useful lives (in years)	4.6	-	4.5	4.4	1.3

Tradename	-	-	-	-	15,638
Useful lives (in years)	-	-	-	-	18.8

Education content	-	-	-	-	17,305
Useful life (in years)	-	-	-	-	3.0

Digital platform	-	-	-	-	2,845
Useful life (in years)	-	-	-	-	3.0

Total depreciation and amortization adjustment	(3,167)	(113)	(6,794)	(1,809)	(26,653	)(*)	(38,536)

(*) Comprise the amortization of estimated purchase price allocation to intangible assets with definite lives in the amount of R$26,902 adjusted by the historical amortization of R$249 for Education Content and System development (R$151 and R$98, respectively).

(9)	Reflects the elimination of R$2,640 of income from share services and corporate expenses charged by Afya Brazil to IPTAN and IESVAP in the amounts of R$2,097 and R$543, respectively.

(10)	Reflects the estimated adjustment related to changes in fair value of cross-currency interest rate swaps in connection with the euro-denominated loan with Itaú Unibanco S.A. incurred to fund the acquisitions represented by a gain in the amount of R$2,859.

(11)	Reflects the estimated adjustments to finance expenses of R$28,082, comprised by (i) R$13,054 of foreign exchange rate expense (R$11,578) and interest expense (R$1,476) resulting from additional debt incurred in connection with the acquisition of FADEP; and (ii) interest expense of R$15,028 resulting from the accounts payable to selling shareholders in connection with the acquisitions of IESP and FADEP of R$15,029 (R$10,530 related to the acquisition of IESP and R$4,498 related to the acquisition of FADEP).

(12)	Reflects the estimated income taxes effects on the pro forma adjustments using an estimated income tax rate of 4.7%. This rate is not necessarily indicative of our expected future effective tax rate. IPTAN, IESVAP, IESP and FADEP are under the actual profit income tax regime and adhere to PROUNI, which is a Brazilian federal program that exempt companies of paying income taxes and social contribution; except for Medcel that is eligible to the presumed profit income tax regime effect and calculate income taxes as a percentage of gross revenue.

(13)	Reflects the estimated adjustments to net income attributable to the shareholders of Afya Brazil and non-controlling interests as a result of the pro forma adjustments. The pro forma adjustments related to non-controlling interests of IESVAP and IESP are described below:

	IESVAP	IESP	Total
Net income	12,862	23,656
Pro forma adjustments:
Rent expenses	(1,265)	(5,894)
Depreciation and amortization	(131)	(7,119)
Interest expense from accounts payable to selling shareholders	-	(10,530)
Tax effects	-	2,260
Total pro forma net income	11,466	2,373
Non-controlling interest	20%	20%
Pro adjustments for non-controlling interests	2,293	475	2,768

(14)	The following table reflects the pro forma net income and share data used in the basic and diluted pro forma EPS calculations:

December 31, 2017
Numerator
Net income attributable to equity holders of the parent for basic earnings	35,272
Denominator
Weighted average number of outstanding common shares	1,149,603
Number of shares issued in connection with the business combination of Medcel	378,696
Pro forma weighted average number of shares	1,528,299

Basic earnings per share (R$)	23.08
Diluted earnings per share (R$)	23.08

Non-GAAP Financial Measure – Reconciliation between Pro Forma Adjusted EBITDA and Pro Forma Net Income For the Year Ended December 31, 2017

The following table sets forth our Pro Forma Adjusted EBITDA information and reconciliations to our net income for the year ended December 31, 2017. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees plus/minus non-recurring expenses. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA, Pro Forma Adjusted EBITDA and Operating Cash Conversion Ratio.”

	For the Year Ended December 31, 2017
	Afya Brazil Historical (1)	IPTAN(2)	IESVAP(3)	IESP(4)	FADEP(5)	Medcel(6)	Pro Forma adjustments(7)	Afya Brazil Pro Forma
	(in thousands of reais)
Net income	48,479	6,480	12,862	23,656	6,287	12,878	(69,516)	41,126
Net financial result	(1,636)	141	(252)	(1,980)	(76)	2,516	(3,420)	4,595
Income taxes expense	2,500	68	–	2,515	416	291	25,223	21,711
Depreciation and amortization	4,023	674	214	901	420	758	38,877	45,867
Interest received(8)	3,174	202	160	1,245	987		–	5,768
Non-recurring expenses(9):
Expansion projects(10)	524	–	–	–	–		–	524
Restructuring expenses(11)	238	27	–	–	–		–	265
Pro Forma Adjusted EBITDA	57,302	7,592	12,984	26,337	8,034	16,433	(8,836)	119,856

(1)	Represents the historical consolidated statement of income of Afya Brazil for the year ended December 31, 2017.

(2)	Represents the historical statement of income of IPTAN for the year ended December 31, 2017.

(3)	Represents the historical statement of income of IESVAP for the year ended December 31, 2017.

(4)	Represents the historical statement of income of IESP for the year ended December 31, 2017.

(5)	Represents the historical statement of income of FADEP for the year ended December 31, 2017.

(6)	Represents the historical statement of income of Medcel for the year ended December 31, 2017.

(7)	For an explanation of these pro-forma adjustments, see the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2017 in “—Unaudited Supplemental Pro Forma Information For The Year Ended December 31, 2017.”

(8)	Consists of interest received on late payments of monthly tuition fees.

(9)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.

(10)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(11)	Consists of expenses related to the employee redundancies in connection with organizational restructurings.

Liquidity and Capital Resources

As of March 31, 2019, we had R$264.1 million in cash and cash equivalents and financial investments. We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of FASA providing for the acquisition of 90% of FASA by Afya Brazil. The FASA transaction was consummated on April 3, 2019. The purchase price was R$204.5 million, as adjusted in accordance with the terms of the purchase agreement, and to be paid and further adjusted in accordance with the terms of the purchase agreement. FASA contributed 185 undergraduate medical seats to Afya. On February 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of IPEMED. The IPEMED transaction was consummated on May 9, 2019. The purchase price was R$126.7 million, to be paid and adjusted in accordance with the terms of the purchase agreement. We do not expect the FASA and IPEMED acquisitions to impact our liquidity and capital resources and we do not intend to use a portion of the net proceeds from this offering to fund any portion of the purchase price for the FASA and IPEMED acquisitions.

The following table shows the historical generation and use of cash for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2019	2018	2018	2017
	(in millions of reais)
Cash Flow Data
Net cash flows from operating activities	57.7	18.5	80.3	39.9
Net cash flows used in investing activities	(17.0)	(7.2)	(262.4)	(22.1)
Net cash flows from (used in) financing activities	142.3	(0.3)	218.8	(4.1)

Operating Activities

Our net cash flows from operating activities (i) increased by R$39.2 million, from R$18.5 million in the three months ended March 31, 2018 to R$57.7 million in the three months ended March 31, 2019 and (ii) increased by R$40.4 million, from R$39.9 million in 2017 to R$80.3 million in 2018. Our net cash flows from operating activities were significantly affected by an increase our revenue and an increase in our operating margin during the period, which was partially offset by an increase in tuition payment delinquencies by non-medical students.

Investing Activities

Our net cash flows used in investing activities increased from R$7.2 million in the three months ended March 31, 2018, to R$17.0 million in the three months ended March 31, 2019, mainly as a result of payments of accounts payable to selling shareholders of IESP of R$8.8 million in the three months ended March 31, 2019.

Our net cash flows used in investing activities increased from R$22.1 million in 2017 to R$262.4 million in 2018, primarily due to expenditures totaling R$221.3 million, net of cash acquired, in connection with our acquisitions of CCSI, IESP and FADEP in 2018 and R$18.8 million invested in restricted cash in connection with the collateral for the euro-denominated loan agreement entered into with Itaú Unibanco S.A. in November 2018.

Financing Activities

Our net cash flows used in financing activities in the three months ended March 31, 2018 was R$0.3 million, compared to a net cash from financing activities of R$142.3 million in the three months ended March 31, 2019; mainly as a result of capital increase of R$150.0 million, which was partially offset by payments of lease liabilities of R$7.7 million, in the three months ended March 31, 2019.

Our net cash flows from financing activities changed from a net cash used in financing activities of R$4.1 million in 2017, to a net cash from financing activities of R$218.8 million in 2018, primarily due to a capital increase of R$156.3 million and the proceeds from a debt issuance of R$75.0 million in 2018.

Indebtedness

As of March 31, 2019, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$81.1 million, and lease liabilities of R$216.9 million.

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$75.0 million (equivalent to €17.5 million). The loan accrues interest at a rate per annum equal to 128% of the CDI after applying the hedging swap and is repayable in three equal installments in November 2019,

May 2020 and November 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: (i) 2.2:1.0 during 2018 and 2019 and (ii) 1.8:1.0 in 2020. As of March 31, 2019, the ratio of Afya Brazil’s Net Debt to EBITDA was 1.7:1.0. As of the date of this prospectus, Afya Brazil is in compliance with this financial ratio. The loan is secured by a standby letter of credit issued by Itaú Unibanco S.A. in favor of Afya Brazil, with IPTAN and ITPAC Porto Nacional as joint debtors. The standby letter of credit is secured by financial investments held by Afya Brazil, which totaled R$18.8 million as of March 31, 2019.

For further information on our indebtedness, see note 12.2 to the unaudited interim condensed consolidated financial statements of Afya Brazil and note 11.2.1 to the audited consolidated financial statements of Afya Brazil, included elsewhere in this prospectus.

Capital Expenditures

In the three months ended March 31, 2019 and 2018, we made capital expenditures in property and equipment and intangible assets of R$9.6 million and R$4.5 million, respectively. In the years ended December 31, 2018 and 2017, we made capital expenditures in property and equipment and intangible assets of R$21.7 million and R$21.1 million, respectively. These capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters, the integration of our acquisitions, the implementation of our shared-services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

We estimate that our capital expenditures for 2019 will be approximately R$78.4 million, primarily for the planned construction of five new campuses during the second half of 2019 and the first half of 2020, as part of our participation in the “Mais Médicos” program, and the ongoing construction of the new IPTAN campus.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2019 and as of December 31, 2018:

	Payments Due By Period as of March 31, 2019
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Capital expenditures – committed	65,000	26,000	39,000	–	–
Lease liabilities	216,859	28,769	70,058	66,102	51,930
Loans and financing	81,124	30,115	51,009	–	–
Accounts payable to selling shareholders	168,971	78,784	90,187	–	–
Trade payables	15,391	15,391	–	–	–
Advances from customers	15,896	15,896	–	–	–
Total	563,241	194,955	250,254	66,102	51,930

	Payments Due By Period as of December 31, 2018
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Capital expenditures – committed	65,000	26,000	39,000	–	–
Operating leases	212,286	28,627	66,937	64,699	52,023
Loans and financing	77,829	26,800	51,029	–	–
Accounts payable to selling shareholders	177,730	88,868	88,862	–	–
Trade payables	8,104	8,104	–	–	–
Advances from customers	13,737	13,737
Total	554,686	192,136	245,828	64,699	52,023

Off-Balance Sheet Arrangements

As of March 31, 2019 and as of December 31, 2018, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 to the audited consolidated financial statements of Afya Brazil included elsewhere in this prospectus. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model, or DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by us. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 10 to the audited consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Areas subject estimation uncertainty include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. For further information, see note 12 to the audited consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Credit losses on trade receivables

We recognize an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, we do not track changes in credit risk, but rather recognize an allowance for doubtful accounts based on lifetime ECLs at each reporting date. We have established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. We consider a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. For further information relating to the ECLs on our trade receivables, see note 7 to the audited consolidated financial statements and note 7 to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Share-based compensation

Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions we use the Monte-Carlo model for Afya Brazil share-based compensation plan. For further information on the assumptions and models used for estimating the fair value for share-based compensation transactions, see note 14(b) to the audited consolidated financial statements and note 15(b) to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Provision for legal proceedings

We are party to proceedings at judicial and administrative levels in the normal course of our business. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2018

We started applying IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, beginning on January 1, 2018. For further information, see note 2.5 to the audited consolidated financial statements of Afya Brazil included elsewhere in this prospectus. Other amendments and interpretations were applied for the first time in 2018, but do not have an impact on our audited consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures in respect of risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

We adopted IFRS 9 from its effective date of January 1, 2018, and it did not have a significant impact on our statement of financial position and equity.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements in IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

We adopted IFRS 15 from its effective date of January 1, 2018, and it did not have a material impact on our consolidated financial statements.

New standards, interpretations and amendments adopted in 2019

IFRS 16 – Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

We have adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$212.4 million, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 2.2(a) to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

IFRIC 23 – Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. We have assessed the new standard and it did not have significant impacts on our consolidated financial statements.

Material Weaknesses in Internal Controls and Remediation

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2018. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relates to our insufficient accounting resources and systems necessary to comply with the reporting and compliance requirements of IFRS and the SEC.

Since 2018, we have been implementing several measures to remediate these material weaknesses to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls, and retaining outside consultants with extensive technical expertise. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Risk Factors—Certain Risks Relating to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. In the first three months of 2019 and in 2018, we were primarily exposed to fluctuations in CDI interest rates on financial investments classified as cash equivalents and restricted cash and a portion as accounts payable to selling shareholders. Our exposure to cash equivalents and restricted cash indexed to the CDI totaled R$264.1 million and R$76.5 million as of March 31, 2019 and December 31, 2018, respectively. We also have exposure to IGP-M and SELIC on the accounts payable to selling shareholders, as presented in the table below.

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of March 31, 2019 and December 31, 2018. For this analysis, we adopted probable scenarios for future CDI, IGP-M and SELIC rates, estimating increases and decreases of 75 and 150 basis points, which would impact us as follows:

	Balance as of March 31, 2019	Index - % per year	Base rate	+75 basis points	-75 basis points	+150 basis points	-150 basis points
	(in thousands of reais, except percentages)
Cash equivalents	245,324	99.06% CDI – 7.03%	15,844	17,247	13,567	19,087	11,727
Restricted cash	18,810	99.06% CDI –7.03%	1,181	1,322	1,040	1,463	899
FMIT Accounts payable to selling shareholders	6,748	IGPM – 5.24%	354	404	303	455	252
IESP Accounts payable to selling shareholders	108,339	CDI – 6.34%	6,869	7,681	6,056	8,494	5,244
FADEP Accounts payable to selling shareholders	53,884	SELIC – 6.50%	3,502	3,907	3,098	4,311	2,694

	Balance as of December 31, 2018	Index - % per year	Base rate	+75 basis points	-75 basis points	+150 basis points	-150 basis points
	(in thousands of reais, except percentages)
Cash equivalents	57,700	99.28% CDI – 6.35%	3,666	4,099	3,233	4,532	2,801
Restricted cash	18,810	98.22% CDI – 6.29%	1,182	1,323	1,041	1,465	900
FMIT Accounts payable to selling shareholders	8,990	IGPM – 7.55%	679	746	611	814	544
IESP Accounts payable to selling shareholders	115,656	CDI – 6.40%	7,402	8,269	6,535	9,137	5,667
FADEP Accounts payable to selling shareholders	53,084	SELIC – 6.50%	3,450	3,849	3,052	4,247	2,654

For further information, see note 11.4.1 to the audited consolidated financial statements and note 12.4.1 to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus.

Foreign Exchange Risk

Our foreign currency risk derives from our euro-denominated loan with Itaú Unibanco S.A., for which we entered into cross-currency interest rate swaps instruments to protect against euro currency exchange rate variations. As of March 31, 2019 and December 31, 2018, our exposure to the euro (expressed in reais) totaled R$77.0 million and R$77.8 million, respectively. See note 11.4.1 to the audited consolidated financial statements and note 12.4.1 to the unaudited interim condensed consolidated financial statements of Afya Brazil included elsewhere in this prospectus for a sensitivity analysis of the impact of hypothetical 10% change in foreign exchange exposure on our income or loss before income taxes as of December 31, 2018 and March 31, 2019, respectively.

Industry

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-secondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full-day courses. Tuition is paid on a monthly basis, primarily out-of-pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted for 40% of total financing in 2014 prior to more regulated policies in recent years.

Introduction to Brazil’s medical education industry

In Brazil, aspiring physicians apply to medical school following graduation from secondary education. Medical school in Brazil is a six-year undergraduate program. Upon graduation, medical students gain a license and can start working as a generalist physician. At this point, they usually consider alternatives to gain a certification for one or more medical specialties.

The first and most common path to obtaining a medical specialty certification is through a medical residency program. If a candidate chooses the medical residency path, the student must pass an entrance examination referred to as R1 exam administered by each institution offering a residency program. After getting approved by a residency institution, the student then starts the first year of residency with the support of a government study grant throughout the specialization period. If the physician wants to pursue a sub specialty, he or she will need additional years of study, which may or may not require incremental entrance tests.

Medical professionals that do not choose or fail to be admitted into a residency program can still pursue a medical specialty certification through other alternatives. For instance, a generalist can take the specialist certification exam to become a specialist after meeting a variety of eligibility criteria. Those criteria can include internships, hours of work under supervision of a medical specialist, or hours of study in a certified graduate program, among other methods. Depending on the desired level of medical specialty, it can take four to 10 years for a generalist to meet the criteria and, in this context, graduate programs can be a shorter path to reach eligibility sooner.

As medical science continues to evolve very rapidly, medical professionals must seek ways to stay up to date on those developments. For that purpose, physicians and other medical professionals tend to use numerous sources of continuing medical education, or CME, including short-term programs, scientific paper digests, and medical congresses, among others.

Medical education system: Brazil vs. United States

While Brazil mandates that students pursue a six-year specific undergraduate medical education, a student in the United States must typically earn a four-year undergraduate degree prior to applying for medical school. Although no specific undergraduate degree is required, pre-medical, biology, and health-focused majors are recommended.

A U.S. student must apply to medical school programs upon finishing his undergraduate degree, typically taking another four years to complete medical school. As is the case in Brazil, the U.S. medical school application process is highly competitive and has historically seen increasing medical course applications. In 2018, 21,622 U.S. students were enrolled out of 52,777 medical school applicants, representing an applicants per enrolled student ratio of 2.4x. Additionally, the number of medical school applicants increased at a 2.7% Compound Annual Growth Rate, or CAGR from 2010 to 2018, according to the Association of American Medical Colleges, or AAMC.

While Brazilian students have the option to either pursue a medical residency or work as a generalist after graduating, U.S. students are required to go through a residency program after completing medical school to become an authorized physician. To do this, the student must enroll in the National Residency Matching Program, or NRMP, which matches physician applicants to U.S. residency training programs. In 2017, 35,969 U.S. medical school graduates applied for 31,757 residency positions, representing an applicants per enrolled student ratio of 1.2x. To complete the program and become an authorized physician, each student must also pass the United States Medical Licensing Examination, or USMLE.

The diagram below illustrates the structure and timeline of the Brazilian medical education system relative to the United States:

Source: MEC

Source: Association of American Medical Colleges, or AAMC

Regulatory overview and “Mais Médicos” program

Medical education in Brazil is subject to regulatory terms that aim to define the supply of medical seats across the country. From 2013 to 2018, the Brazilian government put initiatives in place to increase the number of annual medical school and residency vacancies, which have been recently revised.

In 2013, Law No. 12,871 defined the protocol for the creation of new medical courses in Brazil to address issues such as the unequal distribution of doctors across Brazilian states. Among the criteria that support the creation of medical schools seats, two relevant aspects are (i) the importance of these new openings in a specified region and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization.

To reduce the shortage of doctors and mitigate the perceived healthcare inequality, the Brazilian federal government implemented a strategic initiative called “Mais Médicos.” The program’s main objectives included addressing the provision of doctors for primary care in municipalities, strengthening health care infrastructure, and allocating medical workforce to underserved areas.

According to WHO, from its inception in 2013 until 2018, “Mais Médicos” assigned physicians to over 4,000 municipalities benefiting poorer areas. For example, during that period, 63% of physicians working in this program in northeastern Brazil were assigned to work among the region's poorest municipalities. Until July 2014, 91% of the municipalities in northern Brazil with a shortage of physicians had been provided, on average, almost five physicians per municipality. Studies have demonstrated there was a significant increase, from 62.7% to 70.4%, in the population receiving primary care coverage from 2014 to 2016.

Regarding academics, “Mais Médicos” implemented short- and long-term measures to improve the Brazilian medical training system in both quantitative and qualitative ways. Among these measures was the opening of new medical school slots in both undergraduate courses and residency programs. From its creation in 2013 until 2018, “Mais Médicos” reached an annual contribution of 11,400 new student slots in medical schools as well as 12,400 student slots for medical residency.

With the increase in annual offerings through “Mais Médicos,” the MEC announced on April 5, 2018, that the government had decided to freeze the new offering of medical seats for a period of five years. The decision was based on the previously-defined target of at least 11,000 annual medical seats, which according to WHO had already been achieved.

Brazilian medical education quantitative assessment

Given the national regulatory framework, expanding medical seats depends mostly on quality attributes and the need for additional doctors in the given geography. The number of medical seats remained approximately unchanged between 2005 and 2012, but increased at a faster pace from 2012 to 2014 to mitigate the shortage of physicians in the country.

Over the last five years, “Mais Médicos” has raised the medical seats offerings. From 2013 to 2018, it created approximately 13,000 seats in medical schools throughout the country, which contributed to the increase in enrollment in private medical schools. After recent assessment of current medical seats offered versus planned back in 2013, the number of seat has been held constant at 36,700 by MEC since April 2018.

From 2010 to 2017, enrollments in private medical schools have increased by 32,270, representing a 5.1% CAGR, compared to an additional 13,717 public medical enrollments during that period.

According to Demografia Médica, the number of physicians in Brazil increased from 364,757 to 451,777 from 2010 to 2017, representing a 23.9% increase. With that demand in place, a supply of new healthcare professionals is expected to keep growing to keep up with the increased demand for public and private health services.

By 2023, total physicians in Brazil are expected to increase to 527,059 professionals, implying 2.44 doctors per 1,000 inhabitants, compared to the current level, below 2.2 doctors per 1,000 inhabitants. At the same time, the number of events per doctor is expected to slightly increase, driven primarily by the suppressed demand related to the public sector, with total events per doctor expected to reach 4,665 from the current 4,518.

Projection of the ratio of events per doctor in Brazil (2018 to 2023)

Source: IBGE, Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira, or INEP, and Accenture Analysis

Brazil is not expected to reach an excess supply of physicians through 2028, even considering the increasing number of medical graduation over the next ten years.

Fundamentals of medical education in Brazil

The medical education market in Brazil is supported mainly by the higher demand for medical courses than the actual seats offering, the low and uneven medical density when compared to the Organization of Economic Cooperation and Development, or OECD average, Brazil’s fast aging population, and compelling financial rewards for those seeking to pursue a medical career.

Brazil’s aging population

Brazil’s aging population is expected to drive an increase in demand for physicians and other healthcare service providers. Compared to the 1995, life expectancy at birth is up from 66 years to 76 years, driven primarily by medical and health improvements.

By 2030, 13.5% of the Brazilian population is expected to be older than 65 years, compared to 7.3% in 2010. Furthermore, in 2060, the percentage of the population of 60 years and older is expected to exceed the number of people of 19 years and under, according to the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Population distribution by age group - Brazil

Source: IBGE

Increase of medical services demand

The long suppressed demand for health services in Brazil is expected to continue to increase given demographic changes in Brazil as well as a larger portion of the population being able to access private healthcare services. As of December 31, 2018, Private Health Insurance penetration in Brazil reached 24.2%, according to data from ANS. This is lower than countries such as Germany, Australia and the United States, which according to the OECD have 33.9%, 54.9% and 63.0% penetration, respectively.

Even with the expected increase in medical graduation, the demand for healthcare services is expected to surpass the current supply of physicians by medical schools creating a continued demand for medical courses and graduate education.

According to the OECD, Brazil currently has 2.1 doctors per 1,000 inhabitants, which is considerably below the international average and the average of developed countries, which have been through the demographic changes that are expected to happen in Brazil. Considering the projections of a total of 521,106 physicians in 2023 versus Brazil’s population growth over the same period, Brazil would have approximately 2.4 doctors per 1,000 inhabitants, which is still below the OECD average.

Doctors per thousand inhabitants, according to selected OECD countries – Brazil, 2018

Source: OECD

Shortage and distribution of medical professionals in Brazil

Brazil’s low medical density and inequality in physician distribution is illustrated in the figure below. São Paulo and Rio de Janeiro have 2.8 and 3.5 doctors per 1,000 inhabitants, respectively, while the states of Amapá and Maranhão have 1.1 and 0.9 doctors per inhabitant, respectively. The north and northeast regions are the nation’s most underserved areas in the country and have been the focus of physicians’ assignment by the government. According to “Demografia Médica no Brazil”, the national average of physicians per 1,000 inhabitants is 2.1, while the average outside urban capitals is 1.3.

Even with the expected increase in physicians over the next ten years, Brazil’s medical density is expected to continue remain low when compared to developed countries, and is not expected to achieve the average medical density of the OECD.

Distribution of doctors according to Brazilian states - 2018

Source: Scheffer M. et al., Demografia Médica no Brasil

Compelling financial rewards for pursuing a medical career

One of the notable arguments for pursuing a medical career in Brazil is the financial outcome for the future physician, with higher salaries and fast payback. The main points of view that support the increasing demand for medical education analysis are: (i) nearly 100% employability of medical school graduates in Brazil; (ii) significantly higher salaries for medical school graduates than those enrolled in engineering courses (by approximately 128%), and (iii) a five-year post-graduation average payback period .

Source: Instituto de Pesquisa Econômica Aplicada - IPEA, Brazilian Ministry of Labor, Accenture Analysis

Even when considering the comparatively high tuition paid during the six-year medical undergraduate program, its above average income after graduation results in an average payback period of four years, a relatively short period compared to other undergraduate education majors.

Supply and demand imbalance for medical education

The number of applicants for medical school remained relatively constant from 2014 to 2017, with 196,000 applicants in both years. This compares to a 12.5% CAGR for the increase of seats openings for medical schools in the same period. Although the students seats have been increasing at higher rates, there remains a significant gap between the demand and supply of medical education, which is expected to drive continued competitiveness in medical entrance exams.

Applicants/openings for medical schools

Source: INEP, SISU, Accenture Analysis. 2017-2023 figures are projections.

Total openings for medical school (in thousands)

Source: INEP, SISU, Accenture Analysis. 2018-2023 figures are projections.

With future residency slots expected to remain virtually unchanged over the upcoming years and an occupancy rate of approximately 60% of current residency seats available as of 2017, increased competitiveness is expected in residency programs.

Applicants/openings for medical residency

Total openings for medical residency (in thousands)

Source: MEC. 2019-2023 figures are projections.

Expansion in graduate programs and CME

The number of public and private medical graduate courses is not measured by any institution, as it is developing and growing as residency slots become increasingly restricted. Typically educational institutions partner with hospitals to provide the adequate infrastructure for teaching students. Unlike residencies, students pay out of pocket monthly tuition of around R$4,000, according to Accenture. These are usually one- to two-year courses and there is currently no government student financing for this segment .

Both graduate and other CME courses are expected take advantage of the increasing graduation rates in Brazil, which is expected to add more than 130,000 new physicians over the next five years, in addition to current 454,848 doctors that are expected to continue to access this market.

Projection of the number of doctors in Brazil (2018 to 2023)

Source: Scheffer M. et al., Demografia Médica no Brasil 2018, Accenture Analysis

Technological innovation driving enhancements to medical education

Technology has played a central role in shaping the medical profession. However, regulations coupled with restrictive characteristics of medical education hinder the ability of undergraduate distance-learning programs to expand in Brazil. However, the residency preparatory market has rapidly shifted towards a more technological approach. Tech-enabled features are promoting distance learning to spread within the sector, primarily because it facilitates enhanced student access to educational content.

By eliminating the necessity of physical presence, both the market and the penetration rate are expected to expand. For these reasons, information and communication technology services in the education market are expected to grow from US$83.2 billion in 2019 to US$99.0 billion in 2023 worldwide, representing a 4.4% CAGR, according to Technavio. North America accounted for 40.6% of this market in 2018, indicating room for international expansion. In contrast, South America comprised 6.0% of the market in 2018 and is expected to grow at a 7.0% CAGR until 2023.

Market assessment and forecasts on medical education

Medical schools

There are currently 337 medical schools in Brazil, of which 60% are private and 40% are governmentally run, according to MEC. In terms of students seats, the relative distribution is comparable: 68% are private while 32% are governmentally run. The market is also highly fragmented. A student that begins a medical school program at the age of 18 would typically be expected to complete the program at 24 years old.

The medical schools segment shows that the current supply of students seats in medical courses has not been sufficient to service the growth in demand for medical education in Brazil. The total number of enrolled medical students in private schools reached 108,000 in 2018 and is expected to increase to approximately 166,000 in 2023, assuming there will not be new openings by the government in the next five years.

Total students enrolled in private universities (in thousands)

Source: INEP, Accenture Analysis. 2019-2023 figures are projections.

With the increasing demand creating a favorable scenario for medical school tuition, a rise in the average current tuition is expected to post a 5.1% CAGR in the next five years, reaching R$119,000 in 2023 according to Accenture. Both increases in number of enrolled students and average tuition support a market 14.9% CAGR between 2018 and 2023, implying that the current R$10 billion market would grow to become a R$ 19.8 billion market by 2023.

Residency and preparatory courses

The number of medical residency student slots available each year is regulated by the MEC and the Ministry of Health. Only hospitals are allowed to offer residency slots and no educational institution does it unless it has its own teaching hospital. Each student receives a scholarship from the government for the duration of their residency ( from 1 to 2 years ). Given the perceived lack of funding from the government, the number of residency students seats is expected to remain approximately unchanged in the future.

Openings for medical residency (in thousands)

Source: MEC. 2019-2023 figures are projections.

According to Demografia Médica, in 2017, there were 790 hospitals that offered residency programs. The market is fragmented and the number of students’ seats varies depending on the specialty the physician is looking for. In 2018, four main areas of interest corresponded to the first choice of approximately 40% of recently graduated students applying to residency programs. A student that begins a medical residency program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the student’s chosen specialty.

Assuming that 80% of the students enrolled in the fifth and sixth years of medical schools have the interest in taking the R1 test and that the R3 students will continue to grow at current rates, the preparatory courses segment is expected to grow from its current market size of R$1.0 billion to approximately R$2.4 billion by 2023 , at a 18.7% CAGR.

Graduate programs

Similar dynamics affect the graduate segment, in which a student that begins a graduate program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the chosen course. Graduate courses are expected to benefit from the increase in new physicians graduating over the coming years, and have an average duration of 2 to 3 years. The current graduate market accounts for a total of R$3.7 billion and is expected to grow at a 13.5% CAGR until 2023. According to Accenture, the implied applicant/opening ratio for medical residency programs was 4.3 in 2018.

This increase is primarily supported by the continuing need for specialization, which is expected to raise the current 77,000 students to approximately 118,000 students by end of 2023. A factor that supports the demand is the possibility of a student to pursue more than a single specialization along their career. In line with the increasing number of enrollments, the demand for specialization is expected to see price increases during the same period, implying a CAGR of 4.0%.

Specialization students (in thousands)

Source: MEC , Accenture Analysis . 2019-2023 figures are projections.

CME

Doctors and other medical professionals are expected to continuously educate themselves on evolving developments within their practice throughout their careers. Consequently, the CME market in Brazil is expected to experience an increase in demand as the number of medical school graduates increases. The total number of physicians in Brazil is expected to increase from approximately 450,000 in 2018 to approximately 530,000 in 2023.

Total physicians in Brazil (in millions)

Source: Scheffer M. et al., Demografia Médica no Brasil 2018, Accenture Analysis . 2019-2023 figures are projections.

With both expected growth in the number of physicians between 2018 and 2023 and a tuition adjustment over this period, the CME market is expected to reach a total value of R$2.4 billion by 2023, compared to R$1.6 billion in 2018, implying an 8.5 % CAGR. The increase is also supported by the need for continued education on new technologies and procedures, two recurring topics in the medical education segment.

Another important element to the CME market is that it is currently not mandatory for doctors to regularly take CME courses. We expect this to change and become more in line with other countries, where physicians must show their respective medical associations that they are up to date.

Other health non-medical school programs

Other health-related undergraduate courses which include dentistry, pharmacy, nutrition, physiotherapy, psychology, nursing, and physical education, enrolled a total of 1.3 million students in 2018, representing a R$17 billion market. Although fundamentals differ from those of medical schools and the number of students is expected to remain flat, the other health courses provide complementarity of profitable courses with lower implementation costs.

Non-medical health students enrolled (in millions)

Source: INEP , Accenture Analysis . 2019-2023 figures are projections.

For health-related non-medical schools, which are less regulated than medical schools, the increased supply of student seats when compared to medical schools results in expected average tuition growth rates that stabilize close to consumer inflation. These other health-related courses are expected to grow at a 13.2% CAGR between 2018 and 2023, reaching a total addressable market of R$31.8 billion.

Total health education market potential

Considering all medical segments combined, there was an addressable market related to medical careers of approximately R$16.4 billion as of December 31, 2018, comprised of:

•	a R$10.0 billion addressable medical school market, calculated as (i) the number of medical student enrollments totaling 108,000, based on historical enrollment trends and the addition of new medical schools seats (as published by the MEC), multiplied by (ii) the estimated R$92,400 average annual tuition per student, based on an average of the annual tuition fees charged by private medical schools in Brazil;

•	a R$1.0 billion addressable residency preparatory courses market, calculated as (i) the number of medical residency candidates totaling 71,000, based on historical medical school graduation records and the number of medical school residency candidates (as published by the MEC), multiplied by (ii) the estimated R$15,000 average annual course fees per candidate, based on an average of the annual course fees charged by the four largest residency preparatory course providers in Brazil;

•	a R$3.7 billion addressable medical specialization courses market, calculated as (i) the number of physicians seeking specialization courses totaling 76,600, based on historical medical school graduation and medical specialization course enrollment records (as published by the MEC), multiplied by (ii) the estimated R$48,800 average annual course fees per physician, based on an average of the annual course fees charged by the four largest medical specialization course providers in Brazil; and

•	a R$1.6 billion addressable continuing medical education (CME) market, calculated as (i) the number of physicians seeking CME courses totaling 454,848, based on the number of active physicians in Brazil (as published by the Brazilian Medical Association (Associação Médica Brasileira)), multiplied by (ii) the estimated R$3,500 annual average amount spent per physician on CME courses, based on the findings of a primary survey conducted by Accenture.

The total addressable market is expected to grow to R$31.6 billion by 2023. If the other health-related non-medical courses are added to this figure, the addressable market increases to R$34.3 billion in 2018 and a projected R$64.9 billion in 2023.

Regulatory Overview

The Brazilian Constitution establishes education as a right for all citizens and a duty of the State and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education with compulsory attendance. Private investment in education is permitted as long as entities providing education services comply with the applicable rules and regulations.

The Brazilian education system is organized under a cooperative management among federal, state and municipal governments. The federal branch is required to organize and coordinate the federal educational system in order to guarantee equal opportunity and quality of education throughout Brazil. The states and the Federal District are required to focus on secondary education, while municipalities are responsible for providing pre-primary school and primary education.

Private Higher Education Institutions are part of the federal educational system and their activities are regulated by the federal government, and universities have didactic, scientific and administrative autonomy as provided by the Brazilian Constitution.

Additionally, Law No. 9,394 of December 20, 1996, named by National Education Guidelines Law (Lei de Diretrizes e Bases da Educação, or LDB) provides the guidelines for the provision of educational services in Brazil and sets forth the federal government's duty to: (1) coordinate the national education system; (2) prepare the National Education Plan; (3) provide technical and financial assistance to the states, the Federal District and municipalities; and (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education, with the federal government's priority in post-secondary education, issuing rules and regulations regarding undergraduate and graduate programs, and carrying out the activities relating to the accreditation of institutions, authorization and recognition of courses and monitoring and evaluation of the educational system as a whole.

In addition, the federal government, through Law No. 10,172 of January 9, 2001, implemented the first National Education Plan (Plano Nacional de Educação, or PNE), with a duration of ten years from the date of its publication. The PNE established objectives for post-secondary education to be met by all branches of government. The primary goal was to offer postsecondary education to at least 30% of the population aged 18 to 24 by 2010. After the expiration of the first PNE, a new plan was enacted and the objectives were revised for the period of 2014 to 2024, consolidated by Law No. 13,005 of June 25, 2014.

The new goals consist of: (1) increasing post-secondary education enrollment rates to 50% of the population aged 18 to 24; (2) increasing the quality of post-secondary education by raising the proportion of academic staff with masters degrees and doctorates degrees to 75%, of which at least 35% shall be doctorates; and (3) increasing progressively stricto sensu postgraduate programs. Such goals apply to each federation territory, and provide orientation for the private education sector.

Finally, each of the federal, state and municipal governments are required to prepare a ten-year education plan and to establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it has responsibility.

Post-Secondary Education

The post-secondary education sector is subject to comprehensive government regulation. Its purpose is to ensure the quality of educational services, through evaluations of the ability of educational institutions to meet minimum standards established by CNE and approved by MEC. This evaluation includes the analysis of pedagogical projects, the infrastructure of educational institutions and the academic staff, and the results of such evaluations are considered in the proceedings for opening new units and new courses.

Therefore, activities and courses offered by education institutions in Brazil depend on authorizations and are subject to ongoing regulation. The federal responsibility to regulate, monitor and evaluate post-secondary education institutions and programs is exercised by the MEC, the CNE, the INEP and the CONAES.

Ministry of Education (MEC)

The MEC is the highest authority for post-secondary education within the Brazilian national education system, whose competence consists, among other prerogatives, of the following: (1) confirming CNE’s accreditation decisions for post-secondary education institutions; (2) confirming evaluation systems and criteria adopted by the INEP; (3) confirming opinions and regulation proposals from the CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the post-secondary education system through its secretariats.

National Education Council (CNE)

CNE is a consulting and decision-making body monitored by the MEC, collectively comprised of the Chamber of Primary and Secondary Education, or CEB, and the Chamber of Post-Secondary Education, or CES, each composed of twelve members appointed by the President of Brazil.

CNE is required, among other responsibilities, to: (1) issue regulations to implement MEC’s guidelines, as well as advise and support MEC in its activities and decisions; (2) decide on accreditation applications and renewals from post-secondary education institutions engaged in distance learning, based on the opinion of the relevant secretariats; (3) propose guidelines and deliberate on the preparation of the evaluation instruments for accreditation and re-accreditation of institutions to be elaborated by INEP; (4) issue guidelines to be observed by SERES for accreditation and re-accreditation of universities, university centers and colleges; (5) determine, through the CES, the inclusion and exclusion of course designation from the catalog of advanced technology courses; (6) decide appeals of decisions issued by SERES, CEB or CES; and (7) analyze and propose questions regarding the application of post-secondary education legislation to the MEC.

Anísio Teixeira National Institute for Educational Research (INEP)

INEP is a federal body linked to the MEC whose main responsibilities are, among others, to: (1) design, plan, coordinate and operationalize actions for the evaluation of HEI, undergraduate courses and government schools, as well as the National Student Performance Examination, or ENADE, the examinations and assessments of undergraduate students; (2) design, plan, coordinate, operationalize and evaluate indicators related to post-secondary education resulting from examinations and inputs from official databases, the establishment and maintenance of databases of specialized evaluators and collaborators, including the appointment of evaluation committees; (3) prepare and submit to MEC the instruments for external evaluation (in loco), in accordance with the guidelines proposed by the SERES and by other competent bodies; (4) design, plan, evaluate and update the indicators for the external evaluation instruments in place, in accordance with the guidelines proposed by CONAES; (5) chair the Technical Committee for Evaluation Monitoring; and (6) plan, coordinate, operationalize and evaluate the actions necessary to achieve its objectives.

National Higher Education Evaluation Commission (CONAES)

CONAES is a coordination and monitoring body of the National Higher Education Evaluation System, or SINAES, monitored by MEC, comprised of a President and thirteen members, including one representative of the INEP, one representative of the Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior (Foundation for the Coordination of Improvement of Post-secondary Education Personnel, or CAPES), three representatives of the MEC (one of which must come from the body responsible for the regulation and monitoring of post-secondary education), one representative of the student body of post-secondary education institutions, one representative of the academic staff of post-secondary education institutions, one representative of the administrative body of post-secondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in post-secondary evaluation or management.

Among other activities CONAES is required to: (1) propose and evaluate the dynamics, procedures and mechanisms for institutional evaluation, courses and student performance; (2) establish guidelines for the organization of evaluation committees, analyze reports, prepare opinions and submit recommendations to the competent bodies; (3) formulate proposals for the development of IES, based on the analysis and recommendations produced in the evaluation processes; (4) communicate with the state educational systems, with the aim to establish common actions and criteria for the evaluation and supervision of post-secondary education; and (5) annually submit for approval by the Minister of Education the list of courses for which students will apply for the ENADE.

Organization of Post-Secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that postsecondary education includes the following programs:

•	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed high school or equivalent and who have been approved in the respective selection or entrance examinations;

•	Post-graduate courses, including master and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and

•	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

According to the LDB, post-secondary education can be provided by public or private institutions. A private post-secondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Post-secondary education institutions may be supported by for-profit or not-for-profit private institutions , or supporting entities , as follows:

•	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;

•	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;

•	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or

•	Philanthropic, in the form of the law.

According to their organization and academic prerogatives, post-secondary education institutions can be:

•	Colleges: colleges are public or private educational institutions offering post-secondary programs in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer programs along several levels, namely bachelors’, associate's, specialization and graduate programs (master's and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses, or spots without prior authorization from MEC;

•	University Centers: university centers are public or private education institutions offering several bachelors’, associate's and graduate programs, and are expected to provide appropriate work conditions, education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with such requirements: (1) at least one third of the faculty members of a university center must hold a master's or doctorate degree; (2) at least 20% of the faculty members must work on a full-time basis; (3) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by INEP; (4) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) have a scientific initiation program with a project oriented by doctoral or master teachers, which may include programs of professional or technological initiation and initiation to teaching; (6) have obtained an Institutional Concept, or CI, greater than or equal to four in the on-site external evaluation performed by INEP; and (7) have not been penalized as a result of an administrative supervision process in the last two years.

•	Universities: universities are public or private education institutions offering several post-secondary programs, continuing education and research development. Like University Centers, certain requirements for university re-accreditation must be observed, namely: (1) one-third of the academic staff is hired on a full-time basis; (2) one-third of the faculty members must have a master's or doctoral degree; (3) at least sixty percent of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by INEP; (4) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (5) have a scientific initiation program with a project oriented by doctoral or master’s professors, which may include programs of professional or technological initiation and initiation to teaching; (6) have obtained CI greater than or equal to four in the external evaluation carried out by INEP; (7) regularly offer four master's degree courses and two PhD courses recognized by MEC; and (8) have not been penalized as a result of an administrative supervision process in the last two years.

The LDB provides that the following powers are granted to universities and university centers in the exercise of their autonomy, amongst others: (1) to create, organize and discontinue post-secondary education programs on their premises, subject to the applicable regulation; (2) to establish the curricula for programs, subject to the applicable general guidelines; (3) to establish plans, programs and projects in connection with scientific research, artistic production and extra-curricular activities; (4) to establish the number of student offerings available; and (5) to create and change their bylaws in accordance with the applicable general rules, as well as to award degrees, diplomas and other certificates.

Distance Learning

Distance learning in Brazil is regulated by article 80 of the LDB, by Decrees 9,057 and 9,235, both of 2017, by Ordinances No. 11 and 23, both of 2017, and CNE’s Resolution No. 1, of 2016.

Distance learning is defined as the educational method in which didactic and pedagogic processes are conducted through information and communication media and technologies, with students and teachers interacting in educational activities while located in different locations or at different times.

Pursuant to the applicable regulations, distance learning is subject to different factors compared to traditional methods, including: (1) reduced transmission costs in commercial channels of sound and audiovisual broadcasting; (2) concession of channels with exclusive educational purposes; and (3) minimal time reservation, with no onus on the public authorities, by the concessionaries of commercial channels.

Distance learning can be offered at the following levels and as part of the following educational methods: (1) primary and secondary education, as long as it is used only to supplement learning processes or in emergency situations; (2) education for young people and adults, according to specific legal criteria; (3) special education, according to specific legal criteria; (4) professional education, covering technical programs at the secondary level and technological programs at the post- secondary level; and (5) post-secondary education, covering graduation, master's programs, specializations, and doctorate studies.

Graduation courses (bachelor's, licentiate and technological) may be offered using distance learning methods whenever a post-secondary institution is regularly accredited with the MEC for this purpose.

Pursuant to Decree No. 9,057, 2017, institutional accreditation and reaccreditation, as well as the authorization and recognition of courses and their renewal will be subject to on-site evaluation, with the aim to verify the existence and suitability of the method, infrastructure, technology and personnel that enable the execution of the activities provided for in the Institutional Development Plan and Educational Project of the Course.

The educational institutions accredited for the offering of post-secondary education in the distance modality that hold autonomy prerogatives (universities and university centers) do not require authorization for operation of the post-secondary course in the distance modality, but shall inform the MEC about the offering of the course within 60 days of the date of creation of such course, for the purposes of supervision, evaluation and recognition. Also, distance institutions must inform the MEC about the creation of educational centers and the alteration of their addresses.

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, the distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization of MEC in order to be set up or operated. Pursuant to Normative Ruling No. 11/2017 , such units can be created by unilateral decision of the institution itself.

The distance courses and programs must be projected with the same defined duration for the respective on-site courses. The evaluation of performance of students for the purposes of promotion, conclusion of the course and attainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams drafted by the accredited education institution, following procedures and criteria defined in the educational project of the course.

The evaluation of the distance learning courses is performed in the same manner as the evaluation of the on-site courses. If any irregularity or non-compliance to any of the previously established conditions, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (1) forfeiture of accreditation or reaccreditation authorization to operate as a distance learning institution; (2) intervention; (3) temporary suspension of autonomy prerogatives; (4) initiate reaccreditation proceedings; (5) reduction of available vacancies within courses; (6) temporary suspension of new students admissions; and (7) temporary suspension of courses offering.

Diplomas and certificates for distance learning courses and programs from accredited institutions are valid throughout the national territory and institutions are not entitled to set different criteria for diplomas issued for distance learning courses and those issued for on-site courses.

Only accredited education institutions, public or private, may offer distance courses and programs. It is MEC’s responsibility to promote the accreditation acts of post-secondary institutions. To act outside the institution’s local geographic reach, the institution shall require an extraterritorial accreditation to the MEC.

Institutional accreditation for distance learning courses or programs requires periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such timeframe, it will be subject to an administrative proceeding that may result in the cancelling of the given authorization.

Pursuant to Decree No. 9,057 /2017, post-secondary courses may be offered in the distance learning modality through a partnership between an accredited distance education institution and another company. In this case, applicable regulations establish that educational activities must be conducted in the facilities of the accredited education institution, which will be responsible before MEC for the regularity of the teaching and learning processes. Accordingly, the education institution must inform MEC of its partnerships, describing their purpose and most relevant aspects, in order for MEC to be able to assess eventual irregularities.

In any case, distance learning courses and programs are subject to the evaluation rules of the SINAES in the same manner that on-site courses are.

Regulatory Processes of Post-Secondary Education Institutions

Accreditation of Post-Secondary Education Institutions and Authorization and Recognition of Courses

A post-secondary education institution is initially accredited as a college. The accreditation as a university or university center is only granted after the institution has operated as a college, met satisfactory quality standards, including positive assessments in the SINAES, and met all legal requirements applicable to each type of postsecondary education institution, such as minimum graduation rate and labor regime for the faculty.

The application for qualification of a post-secondary education institution must be supported by various documents, including:

•	Supporting entity: (1) incorporation documents, duly registered with the competent body, evidencing its existence and legal capacity, in accordance with civil legislation; (2) certificates of tax and social security compliance; (3) proof of ownership of assets capable of supporting the education institution; (4) financial statements; and (5) consent form executed by the supporting entity’s legal representative, vouching for the veracity and regularity of the provided information and the financial capability of the supporting entity; and

•	Post-secondary education institution: (1) educational development plan; (2) bylaws and internal regulations; (3) identification and qualification of managers, with a description of their academic and administrative experience; (4) receipt of regularity and availability of the teaching facilities; (5) plan of accessibility assurance, pursuant to the regulation and followed by a technical report by a competent professional or public body; and (6) compliance with the legal requirements related to the safety of the building, including having an escape route in case of fire, proved by a specific report issued by the competent public body.

In relation to the accreditation process of a new post-secondary educational institution and linked course authorizations, MEC shall issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017 , as long as the supporting entity complies with all the following requirements:

•	all self-supporting post-secondary education institutions have ben reaccredited in the last 5 years obtaining an average Institutional Score (Conceito Institucional) greater or equal to 4;

•	none of its post-secondary education institutions have been subject to administrative penalties by MEC in the last 2 years; and

•	the courses to be offered by the new post-secondary institution must already be offered by other institutions supported by the same supporting entity and duly recognized by MEC in the last 5 years with a Program Score (Conceito de Curso) greater or equal to 4.

Following the initial accreditation as a post-secondary education institution, colleges depend on authorization from the MEC to offer post-secondary education courses. Within their autonomy, universities and university centers do not depend on authorization from the MEC to create the majority of post-secondary education courses and campuses in the same city as its headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by MEC. In any other cases, institutions are required to inform the MEC about the programs they offer for purposes of monitoring, evaluation and further recognition. In addition, Ordinance No. 328/2018 suspended the opening new undergraduate courses in medicine until 2023.

In the authorization for post-secondary on-site courses of the federal education system the external in loco evaluation can be waived after documentary analysis if the following requirements are met: (1) having an Institutional Score (Conceito Institucional) greater than or equal to 3; (2) absence of a supervision process; and (3) the institution offers other courses in the same area of knowledge which meet the minimum evaluation standards.

Requesting authorization for a course must be supported by the following documents, among others : (1) proof of payment of the local evaluation fee; (2) the pedagogic project of the program, outlining the number of students, classes, description of the program and other relevant academic elements; (3) list of faculty members, together with the relevant agreements entered into with the education institution, together with their respective titles, working hours and work regime; and (4) proof of availability of the teaching facilities.

Universities and university centers may also apply for the accreditation of a campus not located in the same city as its headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high quality degree is shown, through an average Institutional Score (Conceito Institucional) greater or equal to 4. Therefore, even in the case of universities or university centers, prior authorization from the MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

Once authorization for a given program has been issued, post-secondary education institutions, including university centers and universities, must also file a request for the recognition of the program as a condition for the national validation of the respective diploma. The requirement must be filed with MEC after the midway point of the term established for the completion of the corresponding program and three-quarters completion of such term, and must include the following documents, among others: (1) pedagogic project, including the number of students, schedules and other pertinent academic information, (2) list of faculty members, listed in the national registry of instructors, and (3) proof of availability of the teaching facilities.

Authorization and recognition of courses, as well as accreditation of post-secondary education institutions must have a limited term and be renewed periodically following the regular evaluation process, currently established according to the evaluation cycles of the SINAES.

Our post-secondary education institutions are accredited by the MEC and their courses are duly authorized. We also make every effort to comply with all applicable regulations to maintain our institutions and courses compliant with MEC.

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, modification of a supporting entity occurs whenever there is a change in the supporting entity or its controlling shareholder, affecting the decision making process. Although it no longer depends on the approval of MEC, MEC must be informed within 60 days of the consummation of the event for the purposes of updating our registration with MEC. Such notice must be followed by all the legal documents related to the alteration, duly registered and the term of commitment executed by the legal representatives of both the current and new supporting entities.

The new supporting entity or controlling shareholder must meet the requirements necessary for the accreditation of a post-secondary education institution, which will be assessed by MEC in the context of the institution’s reaccreditation proceedings. Additionally, the LDB also provides that educational institutions must inform the MEC of any change in their bylaws, which must be registered with the competent bodies.

The transfer of programs or courses between post-secondary education institutions is prohibited and may subject the involved entities to penalties such as: (i) suspension of new students’ admission; (ii) suspension of the offering of undergraduate or postgraduate lato sensu courses; (iii) suspension of the institution’s autonomy to, among others, create new post-secondary courses and establish course curricula, if applicable; (iv) suspension of the license to establish new distance-learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit the filing of any new regulatory requests; (vi) suspension of the participation in the New FIES; (vii) suspension of the participation in PROUNI; and (viii) suspension or restriction to participate in other federal educational programs.

Financing Alternatives for Students: Incentive Programs

Programs providing for public funding to students enrolled with private higher education institutions has been a major public policy to expand access to post-secondary education in Brazil, especially for the low income segment of the population. The most important programs are the following.

University for All Program (PROUNI)

The PROUNI is a tax incentive program created through the Provisional Measure No. 213, of September 10, 2004, later converted into Law No. 11,096, of January 13, 2005, that addresses the exemption of certain federal taxes imposed to post-secondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. By granting tax incentives to IES, PROUNI has played an important role in inciting the growth and private investment in the post-secondary education sector.

Private post-secondary institutions may adhere to PROUNI by the execution of a specific agreement with MEC, valid for 10 years and renewable for the same period. Such agreement must be emended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and

•	comply with the following requirements: (1) offer at least 1 fulltime scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the fulltime scholarships granted through PROUNI or by the institution; or (2) offer 1 fulltime scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (25% or 50% of the tuition) in the value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

The ratio between the number of scholarships and the number of regularly paying students must be complied with annually. If the entity does not comply with the ratio during a school year because of the withdrawal of students, the institution must adjust the number of scholarships in a proportionate matter for the subsequent school year.

Pursuant to Normative Ruling No. 1.394, of September 12, 2013, a post-secondary education institution that has adhered to the PROUNI is exempt, totally or partly, from the following taxes for the duration of the adherence period:

•	Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), with respects to the net income proportionate to the revenue derived from the Undergraduate Degree Programs and Extension courses; and

•	Contribution for Social Security Financing (Cofins) and Contribution to the Social Integration Plan (PIS), with respect to the revenue derived from the traditional and technological graduation courses.

In case a post-secondary education institution requires its exclusion from the PROUNI, its tax incentives will be suspended from the date of the solicitation and will not be applicable for the entire period of the basis of calculation.

Normative Ruling No. 1,394, of September 12, 2013, introduced new provisions regarding the tax exemptions granted by PROUNI, in particular the form to calculate the extension of the benefits. According to this Normative Ruling, in addition to the tax exemptions obtained by IES signatories to PROUNI, tax exemptions are calculated based on the Proportion of Effective Occupation of the Scholarships, or POEB, and the exemption related to IRPJ would be calculated without taking into account the additional 10%.

According to Article 7, II, amended by Normative Ruling No. 1,417, dated September 6, 2013, the calculation of the exemption also includes the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of the Company's activities. Accordingly, with the issuance of Normative Ruling No. 1,417, of September 6, 2013, the IRPJ / CSLL exemption on the Company's operating income proportionate to the POEB will also include the additional 10% of IRPJ.

Moreover, considering that Normative Ruling No. 1,417, dated September 6, 2013, creates a potential limit to the amount of the tax exemption, the application of these new provisions will result in a reduction in value of the tax exemption obtained. Nevertheless, the legality of the provisions introduced by Normative Ruling No. 1,417, of September 6, 2013, is being discussed before the judiciary, with several motions still pending.

Other modifications of the fiscal incentive granted by PROUNI were established by Normative Ruling No. 1,476, of July 1, 2014, which also amends the aforementioned Normative Ruling No. 1,417, of September 6, 2013, in order to (i) exclude several amounts from the concept of profit of the holding, which impacts the enjoyment of the exemption related to CSLL and IRPJ; and (ii) exclude the POEB from the applicable calculation, specifically for IES with terms of adherence to PROUNI signed up to June 26, 2011, which also affects the calculation of the exemption specifically enjoyed for the terms of adhesion celebrated in the period prior to that date.

Student Financing Program (FIES)

The Programa de Financiamento Estudantil (Student Financing Program, or FIES), created by Law No. 10,260, of July 12, 2001, is a MEC program to finance students that cannot bear the total costs of their education. FIES has been the most important program for the expansion of access to higher education in Brazil during the last decade, and it is currently responsible for a significant part of the revenues of the majority of private higher education institutions.

FIES consists in a funding granted by FNDE to students regularly enrolled in an on-site course of a post-secondary private IES registered in the FIES that has been positively evaluated by the MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the correspondent amount due by the student to the private higher education institution.

Payments are made with government bonds whose primary purpose is to compensate tax debts from the private higher education institution. In case there are no debts to be compensated, the institution can resell the bonds to the government by means of a specific proceeding that currently occurs on monthly basis. The frequency of these proceedings could vary according to public financial constraints and the discretion of FNDE.

FIES has been substantially reshaped by Law No 13,530, dated December 7, 2017, and currently the program is not as broad as it used to be. According to applicable regulations, in order to enroll students that have been selected by FIES, private higher education institutions are required to contribute to the fund 13% of the amount due by the student to the institution as consideration for the educational services rendered in the first year of studies. This amount is subject to change in the following years and could vary between 10% and 25% of the consideration due, depending on specific circumstances.

National Higher Education Evaluation System (SINAES)

The SINAES was created by Law No. 10,861 of April 14, 2004, with the purpose of evaluating post-secondary education institutions, undergraduate courses and measuring student academic performance. The main objectives of this evaluation system is to assess the quality of education in the country, providing guidelines for MEC to decide upon institutional reaccreditation, recognition and renewal of recognition of courses. Additionally, SINAES is responsible for improving the quality of post-secondary education in Brazil given that MEC can identify deficiencies and establish specific conditions for institutions to remedy their issues and resume their operations.

The SINAES is monitored and coordinated by the CONAES and INEP has a very important role in all processes. The results of the evaluation of post-secondary education institutions and their programs are public and represented on a five level scale as follows:

•	Level 5 indicates excellent conditions;

•	Level 4 indicates more than satisfactory conditions;

•	Levels 3 indicates satisfactory conditions; and

•	Levels 1 and 2 indicate unsatisfactory conditions.

Pursuant to applicable regulations, evaluation processes consist of a preliminary assessment of several conditions relating to the institution and its courses, such as infrastructure, titles of faculty members, work schedule of faculty members and student performance. Every year INEP establishes a method to evaluate those elements and for them to correspond to a number in the five level scale.

The preliminary assessment is a complex process based on quality indicators as follows:

(a)	National Student Performance Examination – ENADE

ENADE is a test applied to a number of students that are completing courses. It evaluates students' knowledge regarding the content provided in the curricular guidelines of the respective undergraduate course, their skills and competences. ENADE’s results are considered in the composition of quality indexes for courses and institutions.

(b)	Preliminary Course Concept – CPC

The CPC is compound of the ENADE score, the Difference Indicator between Observed and Expected Performance, or IDD, and factors that include teacher titles, the work schedule of faculty staff and infrastructure of the institution. It is an indicator of the state of undergraduate courses in the country. CPC 1 and 2 courses are automatically included in the INEP examiner's visit schedule for on-site verification of teaching conditions. Courses with a concept equal to or greater than 3 can choose not to receive the visit of the evaluators and, thus, transform the CPC into a permanent concept (the Course Concept). The CPC is released every year for a specific group of courses along with the results of ENADE.

(c)	General Course Index – IGC

The IGC of the institution summarizes in a single indicator the results of CPC and the evaluation of master's and doctorate courses of each educational institution. With regard to graduate courses CAPES indexes are used and adapted to the scale according to a methodology provided by INEP, given that they are organized in a different manner. IGC also goes from 1 to 5 and is published by INEP/MEC, after the release of the results of ENADE and CPC. The IGC is a criterion in the accreditation and re-accreditation processes of institutions and also in the authorization process for new courses: institutions with IGCs less than 3, for example, may have their applications for new courses rejected by the MEC. Similarly, the indicator is used to guide the expansion of quality education: institutions with good performance are exempted from the authorization of the MEC to open courses.

(d)	Indicator of Difference Between Observed and Expected Performance – IDD

It is aimed at providing a reference of the contribution of the course to the learning of each student. For that purpose, it compares the results of the ENADE with the performance of the same student in the National Secondary Education Examination (ENEM). The indicator has a scale of 1 to 5.

Following preliminary assessments, all institutions are typically subject to an on-site evaluation to confirm the results. However, given the size of the system, MEC gives institutions the option to convert the results of the preliminary assessments into final results and, therefore, forego on-site evaluations. For institutions that obtain unsatisfactory levels, MEC on-site evaluations are mandatory.

Even before the on-site evaluation, MEC is entitled to apply precautionary measures when preliminary assessments of the institution or course is not considered satisfactory, such as: (i) suspension of new enrollments within the respective course or the entire institution; (ii) reduction of vacancies; and (iii) suspension of all regulatory proceedings for institutional reaccreditation, new authorizations, recognitions or renewals of recognitions.

Should the level be confirmed as less than three by the on-site evaluation, MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by the MEC, such as: (i) temporary suspension of the opening of a selection process of graduation courses; (ii) disqualification from the operating authorization of the higher education institution or recognition of courses offered ; and (iii) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public IES.

After the on-site evaluations, institutions and courses obtain definitive quality concepts, as follows:

(a)	Institutional Concept, which is the result of the on-site evaluation of the institution performed by INEP;

(b)	Course Concept, which is the result of the on-site evaluation of the course performed by INEP.

Accreditation for Postgraduate programs

Lato sensu

Post-secondary education institutions accredited for offering undergraduate courses and that have at least one regular undergraduate course or a stricto sensu postgraduate course can offer lato sensu postgraduate in the subjects in which they are accredited, either on-site or through distance learning.

The offering of postgraduate programs does not require an authorization to operate, even if it is offered by a college. However it must be notified to MEC, through MEC’s system (e-MEC), within 60 days of the date of creation of such course.

The lato sensu postgraduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the postgraduate course. The postgraduate courses must meet the following requirements: (i) curriculum with a minimum study load of 360 hours; and (ii) a teaching staff composed of at least 30% graduates of stricto sensu postgraduate courses.

Stricto sensu

The authorization and recognition of stricto sensu postgraduate courses (masters and doctorates) must be evaluated by CAPES, submitted to CNE’s deliberation and approved by MEC.

The educational institutions can only initiate masters and doctorate courses activities following publication of the homologation of CNE’s favorable opinion by MEC in the Official Gazette.

As part of its analysis, CAPES must consider the general requirements and the specific parameters of the subject area to which each course is linked. The general requirements are: (i) alignment of the proposal with the postgraduate planning of the institution; (ii) suitability and justification of the proposal for the regional or national development and its economic and social importance; (iii) clarity and consistency of the proposal with detailed information on its objectives, area of concentration, lines of research, curricular structure, discipline and bibliographic references; (iv) clarity of the criteria adopted to select the students, justifications for the profile of the aimed formation and profile of the egress; (v) proof that the teaching staff has academic, didactic, technical and scientific competence and qualifications related to the purpose of the course; (vi) a permanent teaching staff to ensure the regularity and quality of teaching, research and orientation activities; (vii) indication of up to five intellectual productions of each permanent teacher; and (viii) physical and technological infrastructure of teaching and research adequate for the development of the proposed activities.

Authorizations of new stricto sensu postgraduate courses must be requested at specific dates, as defined by CAPES and published in the Official Gazette.

The “Mais Médicos” program

Law No. 12,871/2013, established the “Mais Médicos” program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services. This law establishes specific regulation for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e. training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

Within the “Mais Médicos” program, supporting entities are no longer able to choose the location of their courses or establish all conditions of supply, which have been transferred to MEC. The proceedings to implement a medical course, therefore, are more bureaucratic and time-consuming. Basically, MEC publishes a public auction notice to select municipalities that will receive medical courses. After this selection, it issues another public auction notice with the criteria for private higher institutions to compete for the right to implement courses in the municipalities previously selected.

Since its creation in 2013, the “Mais Médicos” program has created 11,400 new medical school seats and 12,400 new medical residencies annually, comprised public and private institutions. Notwithstanding this, the number of private vacancies was the lowest in Brazilian history when compared to regimes that previously ruled the offering of medical courses from 1996-2002 and 2002-2013.

On April 5, 2018, prompted by Brazil achieving the World Health Organization target for medical school seats, MEC issued Ordinance No. 328/ 2018 , pursuant to which, among other measures, MEC imposed a five year suspension on the granting of any authorizations for the creation of new medical education courses or on issuing acts for the expansion of existing ones. In the current legal scenario, institutions are not allowed to create any new medical education courses until April 2023.

Furthermore, pursuant to Ordinance No 523/2018, enacted by MEC on June 1, 2018, each medical school that has been granted a “Mais Medicos” program medical course authorization or that is applying for one may file a motion with MEC requesting a maximum of 100 additional medical school seats. This right is limited to a single motion per medical school and is subject to several requirements, including but not limited to, requirements related to the availablity of medical school infrastructure (including access to public health facilities through partnerships with the local Brazilian Public Health System (Sistema Único de Saúde – SUS) authorities), obligations to meet certain quality assurance standards, and the absence of any penalties in the 2 years prior to the filing of the motion restricting medical school vacancies.

Business

Our Value Proposition

Our mission is to become the reference in medical and healthcare education, empowering students to transform their ambitions into rewarding lifelong learning experiences.

Medical education has evolved over time. However, until recently, the foundations of how medical schools and educational programs developed, assessed, and disseminated medical education content remained largely static. Increased knowledge of how the human brain functions and processes information has led to a shift towards improved ways to transfer and retain knowledge, to the benefit of today’s physicians.

Physicians are lifelong medical learners that must learn and retain evolving medical knowledge and that face increased competition from their peers. We believe our focused, individualized, and technology-enabled offerings can provide them with a more effective, personalized, and retainable learning experience.

Our students spend extensive periods of learning time with us. This allows us to gather information on their learning habits that we then apply to their learning experience, making it more effective and efficient and which we believe sets us apart from our peers.

We are passionate about knowledge and committed to enabling lifelong medical learners reach their full potential. We expect our end-to-end physician-centric ecosystem to benefit students enrolled in our schools and digital platforms, our educators, our residency network (comprised of partner hospitals and clinics), and third-party medical schools that adopt our products and services.

Since many of our schools are located in geographic regions where medical services are scarce and populations are underserved, our students have a positive social impact on the underprivileged population of those regions through our training programs that provide free medical consultations and treatments. By empowering our students to be lifelong learners, we foster better physicians, improve access to medical care in the regions of Brazil in which we are present, and ultimately help save lives.

Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by MEC as of December 31, 2018, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 12 Brazilian states, and our digital medical platform is available across Brazil. As of March 31, 2019 and as of December 31, 2018, our network of 14 undergraduate and graduate medical school campuses consisted of 9 operating units (units that have been approved by MEC and that have commenced operations) and 5 approved units (units that have been approved by MEC but that have not yet commenced operations), compared to 4 operating units as of March 31, 2018 and as of December 31, 2017. As of March 31, 2019 and as of December 31, 2018, our network of 1,167 medical school seats consisted of 917 operating seats (seats that have been approved by MEC and that have commenced operations) and 250 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 636 and 420 operating seats as of March 31, 2018 and as of December 31, 2017, respectively. Following our acquisitions in the second quarter of 2019 (see “Business—Our Recent Acquisitions”), our network of medical school seats increased to 1,352 seats, consisting of 250 approved seats and 1,102 operating seats. We plan to expand our network by opening the 5 approved campuses we were recently awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2020, taking our total to 23 operating campuses in 12 Brazilian states.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, physical education, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions in 2018 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019, we also offer medical preparatory courses and other continuing medical education offerings through our online platform.

As of March 31, 2019, we had 23,857 enrolled students, compared to 9,323 enrolled students as of March 31, 2018, representing growth of 155.9% for the period. As of December 31, 2018, we had 19,720 enrolled students, compared to 10,164 enrolled students as of December 31, 2017, representing growth of 94.0% for the year.

Our business model is characterized by high revenue visibility and operating leverage. Over 98% of our historical revenue for the three months ended March 31, 2019 and for the years ended December 31, 2018 and 2017 was comprised of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses. Following our acquisition of Medcel in the first quarter of 2019, we expect our revenue will be driven primarily by the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses (which represented 80.7% and 88.6% of our total pro forma revenue for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively), and the fees Medcel charges students enrolled in its residency preparatory courses (which represented 19.3% and 11.4% of our total pro forma revenue for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively). In addition, in 2018, approximately 85.6% of Medcel’s residency preparatory courses revenue was derived from printed books and e-books, and approximately 14.4% was derived from access to Medcel’s digital platform. For further information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and the unaudited interim consolidated financial statements and audited financial statements of Medcel, including the notes thereto, included elsewhere in this prospectus.

Our ability to execute our business model and strategy, primarily through our acquisitions (which represented approximately 61% of our total growth in terms of combined tuition fees in 2018) and organic growth (which represented approximately 39% of our total growth in terms of combined tuition fees in 2018), has led to growth, profitability and cash generation:

•	Our net revenue totaled R$144.6 million and R$61.3 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 135.8%. Our net revenue totaled R$333.9 million and R$216.0 million in 2018 and 2017, respectively, representing an increase of 54.6%. Our pro forma net revenue totaled R$179.3 million and R$149.0 million for the three months ended March 31, 2019 and 2018, respectively. Our pro forma net revenue totaled R$547.6 million in 2018;

•	Medical schools tuition fees represented 71.7% and 63.0% of total combined tuition fees for the three months ended March 31, 2019 and 2018, respectively. Medical schools tuition fees represented 65.5% and 58.6% of total combined tuition fees in 2018 and 2017, respectively;

•	Residency preparatory courses and continuing medical education offerings totaled R$34.7 million and R$31.2 million in net revenue for the three months ended March 31, 2019 and 2018, respectively, representing 19.4% and 21.0% of our pro forma net revenue during the respective periods;

•	We generated net income of R$49.5 million and R$18.9 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 162.4%. We generated net income of R$94.7 million and R$48.5 million in 2018 and 2017, respectively, representing an increase of 95.4%;

•	Our Adjusted EBITDA totaled R$74.7 million and R$22.9 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 226.2%. Our Adjusted EBITDA totaled R$120.0 million and R$57.3 million in 2018 and 2017, respectively, representing an increase of 109.2%;

•	Our Pro Forma Adjusted EBITDA totaled R$98.0 million and R$70.7 million for the three months ended March 31, 2019 and 2018, respectively, representing an increase of 38.6%. Our Pro Forma Adjusted EBITDA totaled R$198.1 million in 2018; and

•	Our Operating Cash Conversion Ratio was 80.8% for the three months ended March 31, 2019, 83.3% for the three months ended March 31, 2018, 71.7% in 2018 and 70.6% in 2017.

Quality is a cornerstone of our value proposition. As of March 31, 2019, our average Institutional Concept score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 4.3 on a scale of 1 to 5, compared to the Brazilian average of 3.5.

In 2018, we were also awarded 7 new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, though two of these awards are currently suspended by court order, as they are the subject of proceedings filed by certain of our competitors against MEC challenging the results of the public procurement for those awards. See “—Legal Proceedings—“Mais Médicos” Proceedings.”

Our History

We founded Afya Brazil with the goal of revolutionizing medical education in Brazil by providing a more effective, individualized and intuitive learning experience. In order to achieve that, we have assembled institutions that collectively will help us fulfill our mission. The combination of Afya Brazil, one of the largest Brazilian medical education groups, and Medcel, one of the leaders in residency exams preparatory courses, was the first step towards achieving our goal.

Afya benefits from over 20 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

Afya Brazil was founded by the Esteves Family in 1999, a family of medical professionals with a passion for medical education. Since its inception, its focus has been medical and related health courses. As of March 31, 2019, 7,696 physicians had graduated from Afya Brazil since its founding. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of March 31, 2019, had over 19,720 students, of which 4,540 were medical school students and 15,180 were non-medical school students.

Medcel was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high quality tech enabled content in different formats and to other academic institutions. As of March 31, 2019, Medcel had

7,187 enrolled students and provided residency preparatory courses to 6 partner institutions, as part of Afya’s B2B distribution network.

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil.

The industry expertise of the founders of Afya Brazil and Medcel combined with the governance and financial support of Crescera Investimentos allowed the group to dive deeper into its mission as a thematic educational service provider focused on the lifelong learning career of physicians in Brazil. We achieve this through the production and distribution of high-quality content through technology.

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Gibbon, has over 10 years’ experience in education. Our CFO, Luciano Campos, has over 12 years’ experience in financial markets (with a focus on the education industry), and Júlio De Angeli, our Continuing Education and Innovation Vice President, has 24 years’ experience in education.

Integration of Processes & Services

In order to create synergies, we have developed several initiatives to improve operational efficiency and to integrate processes across all our campuses and operations. Our high standard Shared Services Center and Integrated Systems (ERP + Academic System + Learning Management System) went live in October 2017. These initiatives will help us grow our student base and keep our marginal costs low.

In 2017, we began to rollout the integration of the educational curriculum throughout all medical school units. This rollout begins with the new entrants curriculum and will be fully completed as the course matures its students. Accordingly, we have been streamlining the teaching methodology and quality across our undergraduate medical courses. Beginning in the second half of 2019, all undergraduate medical students will have access to our fully integrated Educational Curriculum, currently available only to incoming students;

Continuing Innovation

We take a blended approach to our methodology, integrating in-person teaching with online tools and features. By integrating face-to-face and online features through data collection and analysis, we are able to individualize the student experience at all times. Through seven key initiatives, we create a 100% student centric ecosystem. These initiatives include: Medical content mapping, proprietary methodological assembly, significant learning experiences, comprehensive adaptive learning, daily learning process evaluation, and practical learning and knowledge.

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it to operate five new medical schools through the “Mais Médicos” program, with an aggregate amount of 250 new medical school seats per year. We expect some of these new campuses to begin operations in the second half of 2019.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate segment. IPEMED is a leading medical graduate school founded over 13 years ago, with over 1,500 students in seven different campuses.

Our Recent Acquisitions

The entry point to a medical career begins in undergraduate institutions, so part of our mission is to consolidate this market. Accordingly, expanding our operations through acquisitions has been a key component of our growth strategy. We have been able to apply our operating business model to our acquisitions, allowing us to add quality, value and increase profitability.

In addition, we have equipped ourselves through key initiatives for strategic and relevant acquisitions to our portfolio, including: the creation of a Shared Services Center dedicated to serve our campuses and run our integration processes, the centralization of content creation and the creation of a dedicated sales team for each market we operate in.

Our recent acquisitions include:

•	the 80% stake we acquired in IESVAP on April 26, 2018, located in the state of Piauí. IESVAP contributed 80 undergraduate medical seats to Afya.

•	the 100% stake we acquired in IPTAN on April 26, 2018, located in the state of Minas Gerais. IPTAN contributed 49 undergraduate medical seats to Afya. IPTAN also offers courses in business administration, accounting, law, physical education, nursing, civil engineering, industrial engineering, dentistry and pedagogy.

•	the 60% stake we acquired in CCSI on May 30, 2018, located in the state of Minas Gerais. CCSI contributed 87 undergraduate medical seats to Afya.

•	the 80% stake we acquired in IESP on November 27, 2018, located in the state of Piauí. IESP contributed 171 undergraduate medical seats to Afya. IESP also offers courses in business administration, architecture, biomedicine, interior design, law, physical education, nursing, civil engineering, industrial engineering, environmental engineering, physical therapy, nutrition, dentistry and radiology.

•	the 100% stake we acquired in FADEP on December 5, 2018, located in the state of Paraná. FADEP contributed 110 undergraduate medical seats to Afya. FADEP also offers courses in business administration, physical education, civil engineering, mechanical engineering, nutrition, advertising, accounting, electrical engineering, physical therapy, dentistry, psychology, law, nursing, software engineering and pedagogy courses, among others.

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controls Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of UEPC, a medical school located in the Federal District.

Additionally, Afya Brazil is expected to acquire an additional 15% interest in UEPC in the second quarter of 2019 by a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital. UEPC is a medical school and has 120 undergraduate medical seats. UEPC also offers courses in business administration, architecture, accounting, law, physical education, nursing, civil engineering, pharmacy, physical therapy, veterinary medicine, nutrition, dentistry, pedagogy and psychology, among others.

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of FASA providing for the acquisition of 90% of FASA by Afya Brazil. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The FASA transaction was consummated on April 3, 2019. The purchase price was R$204.5 million, as adjusted in accordance with the terms of the purchase agreement, and to be paid and further adjusted in accordance with the terms of the purchase agreement.

We have not included the historical financial statements of FASA in this prospectus because they are not available. Moreover, we believe they would be of limited benefit to investors as two out of FASA’s four campuses do not offer medicine courses. These campuses are therefore not part of our business strategy.

On February 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of IPEMED. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro and São Paulo and in the Distrito Federal. It focuses on medical graduate programs and will contribute approximately 1,500 students to Afya. The IPEMED transaction was consummated on May 9, 2019. The purchase price was R$126.7 million, to be paid and adjusted in accordance with the terms of the purchase agreement.

Our Geographic Presence

Our headquarters and most of our shared services operations are located in Nova Lima, in the state of Minas Gerais. Our content creation and dedicated sales team is located in São Paulo, in the state of São Paulo.

As of March 31, 2019, our network consisted of 9 operating campuses all of which had undergraduate medical schools, and we plan to open five campuses between 2019 and 2020 as part of our participation in the “Mais Médicos” program. As of the date of this prospectus, including our recent acquisitions of FASA and IPEMED, our network consisted of 23 operating campuses, 21 of which are undergraduate and graduate medical school campuses. As of March 31, 2019, we had 7,187 online-enrolled students spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools.

	School	City	State	Medical Seats	Years of Operation*
Pre-2018 acquisitions	ITPAC Porto Nacional	Porto Nacional	Tocantins	120	>6
	ITPAC Araguaína	Araguaína	Tocantins	80	>6
	UNIVAÇO	Ipatinga	Minas Gerais	100	>6
	ITPAC Palmas	Palmas	Tocantins	120	1.5
2018 acquisitions	IPTAN	São João Del Rei	Minas Gerais	49	4
	IESVAP	Parnaíba	Piauí	80	4
	CCSI	Itajubá	Minas Gerais	87	>6
	IESP	Teresina	Piauí	171	>6
	FADEP	Pato Branco	Paraná	110	2
2019 acquisitions	FASA	Vitória da Conquista	Bahia	100	4
		Itabuna	Bahia	85	1
		Montes Claros	Minas Gerais	N/A	N/A
		Sete Lagoas	Minas Gerais	N/A	N/A
	IPEMED	Salvador	Bahia	N/A	N/A
		Brasília	Distrito Federal	N/A	N/A
		Belo Horizonte	Minas Gerais	N/A	N/A
		Rio de Janeiro	Rio de Janeiro	N/A	N/A
		São Paulo	São Paulo	N/A	N/A
“Mais Médicos”**	IPTAN Santa Inês	Santa Inês	Maranhão	50	0
	ITPAC Cametá	Cametá	Pará	50	0
	ITPAC Cruzeiro do Sul	Cruzeiro do Sul	Acre	50	0
	IPTAN Itacoatiara	Itacoatiara	Amazonas	50	0
	ITPAC Manacapuru	Manacapuru	Amazonas	50	0
*Schools with 6 or more years of operations are considered fully matured. ** Five campuses expected to open by June 2020. Number of medical seats are anticipated

Market Opportunity

According to Accenture, the total addressable market for the medical career segment in Brazil was R$16.4 billion as of December 31, 2018, comprised of (i) a R$10.0 billion medical school market, (ii) a R$1.0 billion residency preparatory courses market, (iii) a R$3.7 billion medical specialization courses market, a (iv) a R$1.6 billion continuing medical education market, each calculated as described in “Industry—Market assessment and forecasts on medical education—Total health education market potential.” We estimate we currently capture approximately 2.0% of the total addressable market based on our net revenue for the year ended December 31, 2018. This market encompasses over 700,000 lifelong medical learners in Brazil, comprised of 108,000 medical students,

71,000 students seeking residency preparatory courses, and 76,600 and 454,848 physicians seeking to enroll in specialization courses and CME, respectively.

Medical education in Brazil benefits from a combination of demographic and social factors, such as the expected increase in the number of people over 65 due to the increase in average life expectancy, as well as the shortage of medical professionals in Brazil, which has resulted in an imbalance between supply and demand. It also benefits from macroeconomic and financial factors, such as the increase in average household income, which has resulted in an increase in demand for medical services and an increase in private and public healthcare spending. Accordingly, we expect the medical education market in Brazil to continue to grow.

Additionally, given our end-to-end and physician-centric ecosystem, our strong business model, and our reputation for quality, we believe that we are well-positioned to take advantage of the favorable growth dynamics of the medical education market in Brazil. According to Accenture, the total addressable market for medical education is expected to grow at a compound annual growth rate, or CAGR, of 14.1% over the next 5 years, reaching R$31.6 billion by 2023. Including other healthcare education services, the addressable market is expected to grow at a CAGR of 13.6% in the next 5 years, reaching R$64.9 billion by 2023.

Information	Medical School		Preparatory Courses for Residency		Specialization Courses		Continuing Medical Education		Total
Total market (2018)	R$	10.0 billion	R$	1.0 billion	R$	3.7 billion	R$	1.6 billion	R$	16.4 billion
Total market (2023)*	R$	19.8 billion	R$	2.4 billion	R$	7.0 billion	R$	2.4 billion	R$	31.6 billion
CAGR (5 years)		14.5%		18.7%		13.5%		8.5%		14.1%
AVG Ticket (2018)	R$	93,000	R$	15,000	R$	48,800	R$	3,500		—
Total number of students (2018)		108,000		71,000		76,600		454,000		—
Total number of students (2023)*		166,000		130,000		118,000		500,000		—
Afya’s market share (2018)**		4%		7%		2%		—		—

Source: Accenture.

*	Estimated.

**	Does not include companies acquired after December 31, 2018.

Underlying Trends of Medical Education in Brazil

In addition to a large and underpenetrated total addressable market, we have identified other trends that contribute to the strength of the markets we serve:

•	Increased life expectancy and demand for medical services: The Brazilian population is aging at the fastest rate in its recent history. Average life expectancy is currently 76.2 years, and the number of people over 65 should double from 7% of the total population in 2012 to 14% of the total population in 2033. This has led to, and is expected to continue to drive, increased demand for health care professionals. In addition, private healthcare spending and public healthcare spending in Brazil grew at a CAGR of 14.0% and 11.8%, respectively, from 2010 to 2015, primarily due to an increase in demand for medical services as a result of an aging population and an increase in average household income. These trends have continued since 2015 to date.

•	Shortage of medical professionals in Brazil: There is a shortage of medical professionals in Brazil, primarily due to the uneven socio-economic environment. On average, Brazilian cities with less than 50,000 inhabitants, which corresponds to approximately 90% of all cities in Brazil, have less than 1 physician per 1,000 residents. Brazil is expected to have an average of 3.07 physicians per 1,000 inhabitants by 2028, below the 3.4 average for 2018 of OECD countries.

•	Attractive financial incentives: The medical profession is lucrative. Medical professionals are highly employable, with salaries that are on average more than three times higher than the average salary for other professions such as engineering, nursing and law, and 1.9 to 3.8 times higher than the net present value of engineering, nursing or law programs in Brazil.

•	Supply and demand imbalance for medical education: The number of available medical course seats in Brazil is controlled by the MEC, which has limited medical school intakes to current levels until 2023, resulting in a significant imbalance between supply and demand. In the last 3 years, medical schools have on average received five applications per available medical course seat, and four applications per available residency program vacancy, and the number of applications are expected to increase. We believe that graduate courses will gradually become a more popular, high-demand destination for physicians that are not admitted into residency programs.

•	CME Expansion: The growing number of physicians in Brazil and the demand for ongoing education on new medical procedures, drugs, technologies, and developments will continue to drive demand for CME.

•	Technological innovation is driving medical education: The current generation of medical students and professionals require instantly accessible digital content. Over 600,000 biomedical articles have been published globally every year since 2005, and it is critical for lifelong learners to be able to access information and learning methodologies regardless of location and physical availability.

•	Limited scope of existing product offerings: By generally limiting their focus on individual aspects of a student’s education cycle, traditional education providers have struggled to build comprehensive student track records and profile databases. Consequently, there is a general lack of integrated platforms that apply accumulated student information to efficiently tailor experiences to, or produce bespoke materials for, the particular needs of each student.

We believe we are well-positioned to take advantage of this market and its trends, bringing a more effective, personal and diversified service to our students, which will enable us to continue to grow our market share.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	Fully integrated core curricula that we offer our medical school students across all our campuses. Beginning in the second half of 2019, this will be implemented for all incoming medical students.

•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course. Beginning in the first half of 2020, this will be implemented for all incoming medical students.

•	As of March 31, 2019, this product had 5,011 enrolled students, and had total combined tuition fees of R$114,1 million for the three months ended March 31, 2019, which represented 25.8% and 71.7% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively. As of December 31, 2018, this product had 4,540 enrolled students, and had total combined tuition fees of R$370.2 million for the year ended December 31, 2018, which represented 23% and 65.5% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format we offer medical students and newly graduated physicians to prepare them for medical residency exams.

•	Supplementary instructional content in digital format we offer third-party medical schools that adopt our services.

•	As of March 31, 2019, we had 7,187 enrolled students in our medical residency preparatory courses. As of December 31, 2018, we had 12,281 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses we offer our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.

•	Supplemental instructional content for different medical specializations we offer individual lifelong medical learners on our graduate courses.

•	As of March 31, 2019, IPEMED had 2,124 enrolled students in its graduate courses. As of December 31, 2018, IPEMED had 1,527 enrolled students in its graduate courses.

Other Health Programs

•	Other national core curricula we offer to students across all our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees already offered by the companies we invested in or acquired.

•	As of March 31, 2019, these programs had 6,425 enrolled students, and had total combined tuition fees of R$22,6 million for the three months ended March 31, 2019, which represented 33.1% and 14.2% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively. As of December 31, 2018, these programs had 7,254 enrolled students, and had total combined tuition fees of R$96.1 million for the year ended December 31, 2018, which represented 36.8% and 17.0% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively.

Other Programs

•	Other national core curricula we offer all students across all our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.

•	As of March 31, 2019, these programs had 7,985 enrolled students, and had total combined tuition fees of R$22,4 million for the three months ended March 31, 2019, which represented 41.1% and 14.1% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively. As of December 31, 2018, these programs had 7,926 enrolled students and total combined tuition fees of R$99.2 million, which represents 40.2% and 17.5% of our total number of enrolled students and total combined tuition fees from all courses offered, respectively.

Key Benefits for our Lifelong Medical Learners

We believe the end-to-end physician-centric ecosystem we have been developing for our students sets us apart from our peers, as we deliver content and learning activities that are tailored to each student’s needs. This contributes to a more interactive and enjoyable learning process for our students, breaking away from a teaching system that we perceive as presenting students with an overwhelming amount of content, unengaging classes and scattered information. We achieve this based on three main pillars: Innovative data-oriented methodology, a cutting-edge platform and state-of-the-art operating infrastructure.

Innovative, Data-oriented Methodology

Our proprietary methodology to support our students’ lifelong medical education is based on the following concepts:

Standardized medical curricula: The organization of our medical curricula around interdisciplinary macro-medical topics to guide the development of in-person teaching plans and online learning tools, offering a scalable solution for schools through weekly synchronized content;

Active learning: Educational strategy to foster independent, critical and creative student thinking, as well as encourage effective teamwork through case-based problem-solving exercises, debates and small-group discussions;

Blended learning: Balanced in-person teaching with technology-assisted activities to improve student and teacher efficiency and results; and

Adaptive learning: A personalized instruction and assessment tool that provides training and content tailor made to each student’s individual profile. Students can access real-time feedback on areas in which they can improve, effective learning methods and teaching/study plans that are most suitable for them.

Cutting-Edge Platform

We deliver modern, bespoke verbal and practical teaching. We continuously invest in creating innovative technology-enabled activities and features to enhance our platform. We offer our medical school students doing internships or studying for residency exams the following features through our digital platform:

Web-portal and in-app communication: Online platform combining supplementary instructional content and a personalized communication tool for students, through which they can also access our content offline;

Learning tools: We have over 5,000 digitally-managed and delivered instructional tools designed by its teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes, and books, to cater to different learning methods and the preferences of each student. As of March 31, 2019, our learning tools consisted of more than 1,500 video classes, 600 book chapters, 1,400 podcasts, 800 summarized texts and an exam bank of approximately 1,500 questions;

Assessment tool: Broad database suite comprising approximately 85 thousand quizzes and problem-solving activities, through which students can choose the subjects they would like to focus on, with additional teacher-led instructional content; and

Web series: Pioneering instructional medical web-series, comprised of 12 diagnosis-based recorded classes written and taught by specialist physicians who are also our teachers. The first series covered 50 clinical cases through the discussion of 144 medical macro themes. We plan to release two additional seasons of our medical web-series covering over 100 diseases. As of March 31, 2019, there were 116,081 views and 41,172 unique users of our medical web-series, with a +84% engagement rate.

State-of-the-Art Operating Infrastructure

For us, individualized learning should be used not just when offering content or technology-supported activities, but also during in-person encounters. Our professors can use our resources to approach lessons more objectively, focusing on each student’s needs:

Modern teaching facilities: We have designed our classrooms to engage students in active learning. We rely on cutting-edge didactical equipment and simulation labs and state of the art realistic simulation technologies;

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 50 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

Evolving Distribution Network

We believe that an effective end-to-end physician-centric ecosystem goes beyond offering the largest and most complete operating infrastructure to the students enrolled in our campuses and with access to our digital platforms. Through our evolving distribution model, we also expect to empower lifelong medical learners across our growing network of diversified partner teaching hospitals, clinics and third party medical schools by increasing our products and services offerings as we continue to expand our B2B capabilities.

Marketing and Sales

Our marketing strategy is focused on identifying, qualifying and converting potential students into enrollments.

We execute our marketing strategy as follows:

•	Identification: We use online and offline media channels to distribute relevant content for all decision-making phases of current and future physicians, so that they interact with our solutions throughout their learning careers.

•	Qualification: After we obtain data on a potential student, we identify his/her needs by offering content that matches his/her academic phase. In addition, through our score models, we can identify potential students that are more likely to enroll with us.

•	Conversion: From that point on, we contact our sales department (online and inside sales) to convert potential students into enrolled students through structured sales campaigns and continuous monitoring of conversion indices.

As our business model is end-to-end and physician-centric, we aim to accompany our lifelong learners on each stage of their career. Therefore our sales funnels are calibrated according to the segment's supply-demand curve (graduation, preparatory, etc.), level of competition and other strategic variables.

For example, in medical schools, the most challenging task is to identify potential students interested in attending medical school in a given cycle, since conversion typically occurs organically due to the high demand for these courses. Our challenge is to attract and enroll the best ENEM students in our medical schools. With respect to the medical residency preparatory phase and graduate programs, our main focus is to show potential students the benefits of our methodology in terms of results and cost-benefit in order to guide them towards adopting our solutions.

Our marketing and sales efforts are supported by Salesforce products (Sales Cloud, Marketing Cloud and Einstein), as well as other online analytical tool such as Google Analytics.

Our business model, combined with the use of CRM tools gives us a unique competitive advantage: The ability to identify, market and offer products to virtually all medical students and physicians in Brazil.

Our Competition

We believe we are the only company in Brazil with a focus on the entire learning career of a physician. However, several companies provide solutions that compete in some of the markets we operate.

We compete directly or indirectly with other post-secondary institutions that offer medicine courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of medical seats they had as of March 31, 2019 and December 31, 2018, respectively:

Company	Number of Medical Seats
	As of March 31, 2019		As of December 31, 2018
Afya Brazil	1,167	*	1,167
UNINOVE	1,158		1,119
Laureate	1,013		1,013
Estácio	961		961
UNIT	600		600

*	Following the acquisition of FASA on April 3, 2019, the number of approved medical school seats increased to 1,352.

The medical residency test preparatory course is more concentrated and there are currently four main players including MedGrupo circa, with 90% market share, and some other small players like Sanar, RMED and SJT MED, all with less than 10% market share.

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil, we are able to identify trends and adapt our services accordingly:

•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;

•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;

•	We have the largest operating infrastructure in medical education in Brazil, with more than 50 partner teaching hospitals and clinics and 595 physicians and specialists in our ecosystem;

•	We have developed the first instructional medical web-series created globally and have already been working on the second and third seasons ;

•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation; and

•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model.

High quality standards

Our operating infrastructure and innovative methodological approach has increased student satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. According to Educainsights, our NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 25 for medical students that graduated more than 5 years ago, 43 for medical students that graduated more than 2 years ago and less than 5 years ago, and 52 for medical students that graduated less than 2 years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical career of our students. Additionally, all of our undergraduate institutions are highly evaluated by MEC, with an average Institutional Score (Conceito Institucional) rating above 4, out of a maximum of 5. See “Regulatory Overview—Regulatory Processes of Post-Secondary Education Institutions—Accreditation of Post-Secondary Education Institutions and Authorization and Recognition of Programs” for further information on the Conceito Institucional.

In addition, our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of March 31, 2019, approximately five third-party schools had adopted Medcel’s medical education content.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, high occupancy rates of approximately 100% of medical seats in our medical schools as of March 31, 2019 and December 31, 2018, and strong operating cash flow generation of 80.8% and 83.3% as of March 31, 2019 and December 31, 2018, respectively.

Contracted growth: The six-year maturation cycle of our medical school seats gives us contracted growth visibility until 2025. As of March 31, 2019, we had 1,167 approved medical school seats. Following our acquisitions in the second quarter of 2019, our network of approved medical school seats increased to 1,352 out of an expected total capacity of 9,654 medical school enrollments by 2025, which gives us visibility as to the growth potential of our revenues over the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Medical School Regulatory Capacity and Capacity at Maturation.”

End-to-End ecosystem: Successfully integrating the businesses we invest in or acquire, allows us to offer an end-to-end physician-centric ecosystem. The point of entry of one business unit is the point of exit from another, which increases cross-selling and upselling opportunities.

Difficult to replicate: We believe the combination of regulatory barriers, demand and supply imbalance and our end-to-end physician-centric ecosystem are difficult to replicate and that it would take a significant amount of time for competitors to reach the scale of our operation.

Self-reinforcing network effects of our education cycle: As we aim to be the trusted content and knowledge partner for lifelong medical learners in Brazil, we have created and have been nurturing an education cycle that entails differentiation, talented stakeholders and recognition. Our continuous focus on implementing all stages of our cycle has allowed us to continuously expand our footprint.

Extensive M&A track record

We have extensive capabilities in, and a strong track record of, identifying, negotiating and successfully integrating acquisitions. We have developed an integration model, operated by a dedicated team responsible for analyzing, mapping and integrating the systems of our acquired businesses, that we believe enables us to fully integrate the businesses we acquire in an efficient manner and within 12 months of their acquisition. Our integration model is comprised of four stages:

•	Stage 1 (Preliminary Analysis): Preliminary analysis of the available infrastructure, organizational structure and teaching model of the acquired business to identify potential integration issues.

•	Stage 2 (Detailed Mapping): Detailed migration diagnosis and mapping of the systems, processes and teaching model of the acquired business to be integrated into our centralized shares-services center and academic model.

•	Stage 3 (Integration/Migration): Centralization and migration of the systems and processes into our shared services center and standardization of the teaching model of the acquired business.

•	Stage 4 (Stabilization): Post migration/integration remote and on-site support and monitoring to stabilize the integrated operations of the acquired business.

In the first quarter of 2019 and in 2018, we successfully acquired or invested in a total of seven companies, increasing our number of medical schools seats, expanding into new medical education segments and integrating new technologies that allow us to innovate and enhance our value proposition to lifelong medical learners. As of the date of this prospectus, we have fully integrated the operations of three of our acquisitions with our existing business. We are in the process of integrating the operations of our four other acquisitions, the integration of which we expect to complete by May 2020.

Our limited operating history as a consolidated company and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired companies with our existing business and managing a growing number of campuses. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives” and “Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. ”

We currently have a comprehensive mapped medical school seats pipeline, broken down as follows:

Our pipeline includes approximately 10,000 medical seats that we view as attractive potential targets, of which approximately 269 medical seats are the subject of negotiations with signed, non-binding memorandums of understanding. For potential acquisitions, we target a minimum internal rate of return, or IRR, of 30% (in R$ and in nominal terms). IRR is a cash flow analysis metric we use to estimate the profitability of potential acquisitions, and it measures the expected compound annual rate of return that will be earned on an acquisition. We intend to use part of the net proceeds of this offering to fund these acquisitions.

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of knowhow and expertise in the education sector. Our internal satisfaction survey conducted in 2018 showed employee satisfaction levels of 86.3 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

Our Lifelong Medical Learner Clients

As of March 31, 2019, we had a total of 19,421 students across all our segments, including 5,011 enrolled in our undergraduate health sciences programs. As of March 31, 2019, we had 7,187 enrolled students in our Medical Residency Preparatory Courses & Continuing Medical Education programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, physical education, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business – the number we offer has increased as a consequence of our strategic acquisitions in 2018 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 17.5 % of total combined tuition fees for all courses offered in 2018.

The attractive dynamics for medical education in Brazil, including high demand for medical services and low medical density, combined with the exceptional rewards a physician receives (e.g. high wages, fast payback), create the perfect environment for us, with high demand for health sciences programs throughout the entire medical career. This scenario enables us to target a unique student profile during our selection process, capturing the most capable individuals in Brazil.

According to Educainsights, medical students are, at the outset of their medical journey, different from students that pursue other career paths. For example, while 27% of students from non-medical undergraduate courses have a private high school background, that number increases to 82% for medical students. In addition, 64% and 65% of medical students have a father and mother with at least higher education diploma, respectively, while for non-medical courses, these figures are 16% and 22%, respectively. As a result, we are able to create a distinguished network of Afya students, which we believe is essential to the success of our long-term brand building initiatives.

The following chart sets forth certain differences between medical and non-medical students in Brazil:

In addition, as of March 31, 2019, we had 6 contracts with other partner institutions, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

Our students and graduates tell our story for us:

Student Financing and Incentive Programs

Student financing program – Fundo de Financiamento Estudantil (“FIES”)

FIES is a MEC program created by Law No. 10,260/2001 to provide financing to undergraduate students who are unable to finance their own education.

After going through several reforms from 2015 onwards, the government launched the “New FIES” in early 2018, to be provided in the following categories:

Public FIES – Per capita income of up to 3 minimum wages, with zero interest rate. The financing is provided by federal government funds and contributions from Higher Education Institutions, or HEIs, through the fund FG-FIES. Therefore, the credit risk is divided between the government and the private HEIs.

Private FIES (“P-FIES”) – Per capital income of up to 5 minimum wages, with low interest rates. Regional funds and private financial institutions, provide the financing.

As of March 31, 2019, our exposure to FIES was 14.4% of our total student base, which represented 11.1% of total combined tuition fees for that period. In our undergraduate medical degrees, our exposure was of 9.0% of our student base, accounting for 9.35% of medical school combined tuition fees for that period. See “Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.” for further information.

Incentive program – Programa Universidade Para Todos (“PROUNI”)

PROUNI was established in 2005 through Law No. 10,096/2005, which offers full and partial scholarships (50%), in private HEI for undergraduate and subsequent courses of specific training, to Brazilian students without a higher education diploma. On the other hand, the Government offers federal tax exemptions to the higher education institutions adhering to PROUNI.

Private higher education institutions, whether for profit or not, may join PROUNI by signing a term of adhesion (valid for 10 years), and at least (i) offer a full scholarship for every 10.7 students who pay a regular monthly fee and are regularly enrolled at the end of the previous school year; or (ii) an integral scholarship for every 22 students who pay the regular monthly tuition fees in specific undergraduate and subsequent courses, provided they also offer scholarships of 50% or 25%, in proportion necessary so that the sum of the benefits granted is equivalent to 8.5% of its annual revenue.

The tax exemption (in whole or in part) for HEIs that participate on this program are the following:

•	IRPJ (income tax) and CSLL (social contribution), with respect to the portion of net income in proportion to revenues from traditional and technology undergraduate programs; and

•	Cofins (Contribution for the Financing of Social Security) and PIS (Program of Social Integration), concerning revenues from traditional and technology undergraduate programs.

As of March 31, 2019, our exposure to PROUNI was 4.35% of our student base, which reflects in an effective tax of 4.0%. Although we fulfilled all required scholarship to grant 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

Other private financing program

Afya offers private financing program through external partners (Banco Santander and Raydan) for undergrad students. The credit risk is taken 100% by the partner. As of March 31, 2019, our exposure to private financing program was 0.15% of our student base, which represents 0.07% of our net revenues.

Our Growth Strategies

We aim to continue to grow organically and through acquisitions and to generate greater shareholder value by implementing the following strategic initiatives:

Maturation of current number of authorized medical school seats

We benefit from contracted growth visibility in our medical schools deriving from two main sources; (1) the maturation of the medical school seats in our operating campuses, and (2) new enrollments from our five recently awarded campuses in connection with the “Mais Médicos” program. Assuming full compliance with applicable regulations and that our 5 new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 9,654 students by 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Medical School Regulatory Capacity and Capacity at Maturation” and “Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Afya’s 2018-2025 Expected Medical Student Base Build-Up (number of seats)

Expand our medical residency preparation enrollments base

Competition for medical residencies should increase as the number of graduating physicians grows and the number of available residency seats remains static. According to Accenture, the number of applicants for medical residency programs is expected to grow at a rate of 13.4% per year through 2022. We plan to continue to grow our medical residency exam preparation student enrollments, leveraging the academic outcome, scalability and learning experience of our digital platform.

Expand our graduate programs enrollments base

Due to the shortage of medical residency seats and the growing demand for medical graduate courses, we believe we will be able to expand our current offering in this segment.

We intend to continue developing our business-to-business strategy by increasing the number of partners and student enrollments through increased marketing and sales effort.

Cross sell across our existing medical students base

Because our solutions target the lifelong education journey of medical students, we have identified an opportunity to increase student enrollments at a low marginal cost driven by cross selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency exam solutions and the number of former undergraduate and/or medical residency students applying to our graduate and CME courses.

Expand our B2B capabilities

B2B contracts are effective customer entry points to our products and services. Students are familiar with our platforms, increasing our brand equity and helping us attract more physicians to enroll in preparatory courses, graduate programs and CME products.

Expand our distribution channels

We plan to continuously expand our distribution network by increasing our presence in direct and third-party channels, launching graduate courses or CME for third-party continuing medical education hubs (including, but not limited to, hospitals, clinics and other medical schools) to grow our graduate medical footprint, through partnerships with such third-party continuing medical education hubs.

Leverage infrastructure and extract synergies from acquisitions

We believe we have been able to successfully integrate our acquisitions into our ecosystem. We plan to implement several measures to improve the profitability of recent acquisitions, including but not limited to:

•	Streamlining fee discounts and scholarship policies;

•	Integrating operations with our shared-services center;

•	Streamlining faculty training in line with our career plan ; and

•	Integrating teaching models into our academic model.

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering. We believe that we have developed a strong capability and track record of acquisitions. In the first half of 2019, we acquired or invested in four companies, which increased our medical school seats by more than 20% over the period. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED enabled us to enter the graduate courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

Enter into new markets

We believe our end-to-end physician-centric ecosystem is equipped to serve medical students in complementary segments where our innovative methodological, data-driven approach can continue to disrupt traditional vendors and legacy business models. We believe opportunities exist in new sectors and regions of Brazil. In the future, we intend to focus on expanding further into continuing medical education. We may also seek to grow our business by selectively expanding into international markets with similar fundamentals.

Develop new products

We plan to continuously evolve our platform and offer solutions that keep up with the growing demands of our students. We have a planned pipeline of new products, including new medical web-series seasons, corporate medical training, new extension health programs, a tutoring suite, a peer-to-peer suite and a virtual reality product.

Technology and Intellectual Property

Technology

In recent years, we have implemented several initiatives to improve operational efficiency and to integrate processes across several campuses and operations. We plan to continue this process in the future to fully consolidate Afya Brazil’s integrated systems with those of our recent acquisitions.

Shared Services Center

We have invested in a modern Shared Services Center (SSC) to process back-office and non-student facing transactions that has idle capacity and is expected to enable student base growth with low marginal costs.

Integrated Systems

We have adopted third party systems to handle our internal systems in a fully integrated manner:

•	Enterprise Resource Planning (ERP): TOTVS ERP RM is the leader solution in the Education Industry in Brazil and delivers a flexible systemic solution that fits our companies' processes to improve management and organization. At the same time, it allows high governance of the processes, with complete control of all back-office activities, preventing operational errors and allowing efficient tax-related calculations and control of government obligation.

•	Academic System: TOTVS RM Educacional is a mature platform that allows the configuration of the student payment plan attached to the disciplines enrolled and processes preventing manual financial transactions and making the process more flexible and efficient. This system includes both Student and Faculty Portals, with features that allow mobile frequency monitoring and provide payment solutions to students and also manages the faculties' time sheet and payroll.

•	Learning Management System (LMS): Canvas LMS is a cloud-native, highly scalable system that connects all digital learning tools and evaluation resources accessed nationally by our faculties and students.

As of the date of this prospectus, IESP and FADEP independently operate their own ERP systems, Datasul (TOTVS) and Gennera. We are working to migrate these systems from IESP and FADEP in order to fully incorporate them into our integrated systems.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of March 31, 2019, we owned more than 6,000 learning materials (e.g. classes, materials and videos) that comply with the national curriculum and that are developed by our teachers.

In addition, the following brands, including local brands used by our undergraduate institutions, are fully registered or are being registered to us: AFYA, NRE Educacional: ITPAC, FAPAC ITPAC PORTO NACIONAL, IPTAN, UNIVAÇO, IESVAP, UNINOVAFAPI (the trademark registered in connection with IESP), FADEP, and FMIT (FMIT is the trademark being registered in connection with CCSI).

Properties

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in Nova Lima, state of Minas Gerais. It consists of 1,000 square meters of space under a lease that expires in 2022.

In addition to our corporate headquarters and as of March 31, 2019, we leased almost all of our operational, sales, and administrative facilities. As of March 31, 2019, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which expires in 2020. As of March 31, 2019, we leased data center facilities in São Paulo. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Employees

As of March 31, 2019, we had 2,705 employees, 3.9% of which were based in our offices in Nova Lima and 96.1% of which were based in other cities elsewhere in Brazil, including 120 employees based in São Paulo. We also engage temporary employees and consultants as needed to support our operations.

As of March 31, 2019, we had 49 medical content creators, who are responsible for developing our learning materials (including media, podcasts, quizzes, classes, among others), including 36 physician professors and 13 employees dedicated exclusively to medical content creation for our online platform.

The table below breaks down our full-time personnel by function as of March 31, 2019:

Function	Number of Employees	% of Total
Management	18	0.7
Shared Services Center and IT, Sales and Marketing	120	4.4
Faculties	1,674	61.9
General and Administrative	893	33.0
Total	2,705	100.0

Our employees in Brazil are represented by the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We and our subsidiaries are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil, in general. We recognize provisions for legal proceedings in our financial statements, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of March 31, 2019 and December 31, 2018, we had provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$3.3 million and R$3.5 million, respectively, and had made judicial deposits in an aggregate amount of R$356 thousand and R$327 thousand, respectively. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Civil Matters

As of March 31, 2019, we and our subsidiaries were party to approximately 557 civil proceedings, 549 of which are judicial proceedings and 8 of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On November 14, 2008, a civil suit was filed by Alessandra Vanessa Leite e Silva and others as plaintiffs against ITPAC Porto Nacional and others, seeking (i) to void IESPEN’s decision to revoke their IESPEN membership and all subsequent decisions taken by IESPEN starting in April 4, 2004, and (ii) the payment of damages for loss of profits. On September 15, 2015, the lower court rendered a judgment in favor of the plaintiffs, granting interlocutory relief. On December 13, 2016, following an interlocutory appeal of the plaintiffs, the lower court froze 5% of ITPAC’s monthly revenues in favor of the plaintiffs, and on January 9, 2017, ITPAC appealed the lower court judgment and filed an interlocutory appeal to suspend the order to freeze 5% of its revenues. On May 24, 2017, an injunction was issued suspending the freeze order. As of the date of this prospectus, the appeal against the Lower Court judgment and the interlocutory appeal are pending the decision of the appeals court. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$8.0 million, with the chance of loss as possible.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto Nacional and others, alleging (1) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto Nacional should be voided; (2) that ITPAC Porto Nacional acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (3) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay-up corporate capital; and (4) that ITPAC Porto Nacional should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto Nacional’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$14.0 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this prospectus, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. ITPAC has appealed the judgment, and the appeal is pending the decision of the Superior Court of Justice. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished.

Labor Matters

As of March 31, 2019, we and our subsidiaries were party to approximately 41 labor proceedings, 33 of which are judicial proceedings and 8 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by the Company to comply with certain labor laws.

Tax and Social Security Matters

As of March 31, 2019, certain of our subsidiaries were party to 14 tax and social security proceedings, 12 of which are judicial proceedings and 2 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are primarily tax foreclosures filed by Brazilian federal tax authority, although the most significant tax claim in an amount of R$9.1 million is related to taxes due to a Brazilian municipal tax authority.

ITPAC Porto Nacional, one of our subsidiaries, is party to an administrative tax proceeding filed by the municipality of Porto Nacional in the State of Tocantins, which alleges that ITPAC Porto Nacional is liable for unpaid taxes on services (ISS) rendered during the period from February 2012 to August 2016, as a result of the failure by ITPAC Porto Nacional to comply with certain legal requirements related to a tax exemption. The proceeding also challenges the validity of a judicial agreement between ITPAC Porto Nacional and the municipality. In January 2019, a first instance decision of the municipality of Porto Nacional determined that ITPAC Porto Nacional had complied with the terms of the tax exemption, reducing the amount of the liability to R$8.4 thousand, which ITPAC Porto Nacional paid. As of March 31, 2019, the amount of this proceeding was approximately R$8.4 thousand. As of the date of this prospectus, we are waiting for the proceeding to be closed.

ITPAC Porto Nacional is also party to two tax foreclosure proceedings filed by the Brazilian federal government on July 12, 2010 and October 2, 2017 for the collection of social security contribution on payroll debts in the historical amount of R$6.1 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of March 31, 2019, the amount of this proceeding was approximately R$7.5 million. As of the date of this prospectus, the proceedings are pending the decision of the lower court.

“Mais Médicos” Proceedings

On January 15, 2019, Sociedade de Ensino Superior Estácio de Sá Ltda., or SESES, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the SESES bid to open a medical school in the city of Bragança, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of SESES, suspending SERES’s award of the school to ITPAC Porto Nacional pending judicial review. ITPAC Porto Nacional joined these proceedings as an interested party. On March 6, 2019, the federal prosecutor issued an opinion to dismiss the writ. As of the date of this prospectus, the writ is pending the decision of the lower court.

On January 31, 2019, Brasil Educação S.A., or BR Educação, filed proceedings against SERES, requesting a judicial review of SERES’s decision to disqualify the BR Educação bid to open a school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of BR Educação, suspending SERES’s award of the school to ITPAC Porto Nacional, which was subsequently repealed by the Superior Court of Justice. ITPAC Porto Nacional joined these proceedings as an interested party. As of the date of this prospectus, the proceedings are pending the decision of the lower court.

On February 2, 2019, in proceedings separate to those of BR Educação, Faculdades Integradas Carajás S/C Ltda., or Faculdades Carajás, filed proceedings against SERES, requesting a judicial review of SERES’s decision to disqualify the Faculdades Carajás bid to open a school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of Faculdades Carajás, suspending SERES’s award of the school to ITPAC Porto Nacional pending judicial review. ITPAC Porto Nacional joined these proceedings as an interested party. As of the date of this prospectus, the proceedings are pending the decision of the lower court.

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Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

As of the date of this prospectus, our board of directors is composed of eight members. Within one year of the date of this prospectus, the size of our board of directors is expected to increase to nine members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed at a shareholders’ meeting held on to serve until ..

Name	Age	Position
Nicolau Carvalho Esteves	66	Chairman
Renato Tavares Esteves	31	Director
Sérgio Mendes Botrel Coutinho	41	Director
Daniel Arthur Borghi	45	Director
Felipe Samuel Argalji	31	Director
Laura Guaraná Carvalho	36	Director
		Independent Director*
		Independent Director*

___________________

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Alameda Oscar Niemeyer, No. 119, Sala 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Nicolau Carvalho Esteves is the Chairman of our board of directors, a position he has held since               . He is a qualified orthopedist and has over 25 years of experience in the education industry. He has been the Chairman of Afya Brazil since August 2016. He is the founding shareholder of the following companies, for which he served as Chief Executive Officer for the periods indicated (i) ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A. (1999-2016); (ii) ITPAC Porto Nacional – Instituto Tocantinense Presidente Antônio Carlos Porto S.A. (2008-2016); (iii) IPTAN – Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (2003-2016) and (iv) Instituto de Educação Superior do Vale do Parnaíba S.A. (2016-2018). He holds a Medicine degree from Faculdade de Medicina de Barbacena, a master’s degree in Business Administration from FGV, a master’s degree in Corporate Finance from Fundação Dom Cabral, a master’s degree in Business Administration from FEAD and a Business Administration degree from AIEC.

Renato Tavares Esteves is a member of our board of directors, a position he has held since              . He has been a member of the board of directors of Afya Brazil since August 2016. He has been an executive officer of Afya Brazil and of the following companies: (i) Instituto de Educação Superior do Vale do Parnaíba S.A., UNIVAÇO – União Educacional do Vale do Aço S.A., IPTAN – Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A. and Instituto de Ensino Superior do Piauí S.A., all since 2018, and (ii) ITPAC Porto Nacional – Instituto Tocantinense Presidente Antônio Carlos Porto S.A., from 2017 to 2018. He holds a Medicine degree from Faculdade de Medicina de Barbacena, and master’s degrees in Business Administration and Corporate Finance from FGV.

Sérgio Mendes Botrel Coutinho is a member of our board of directors, a position he has held since              . He is a founding partner of Análise Estratégica, responsible for its M&A Advisory and Strategic Consultancy division, and is a founding partner of Gabrich & Botrel Advogados, advising on corporate law, corporate governance and mergers and acquisitions. He holds a Law degree from FUMEC, a master’s degree in Corporate Law from

Faculdade de Direito Milton Campos and a Doctorate degree in Corporate Law from PUC/MG. He is also an MBA and LLM Professor at IBMEC, and a Visiting Professor Researcher at Université Paris XII. Mr. Botrel has provided legal services to Afya Brazil and the Esteves family during the last 3 years for aggregate fees of approximately US$500,000.

Daniel Arthur Borghi is a member of our board of directors, a position he has held since                 . He has been a member of the board of directors of Afya Brazil since August 2016. He is also Co-CEO of Crescera Investimentos, managing director and a member of its Executive Committee. A partner for over 10 years, he is responsible for its Education Private Equity practice. He is also currently a member of the boards of Guardaya, UEPC, and Wide Desenvolvimento Humano e Tecnologia S.A. Prior to joining us, he was a consultant at McKinsey & Co., an executive at Docas Participações S.A. and a partner at Finance Ltda. He holds an electrical engineering degree from PUC-RJ and an MBA from the Kellogg School of Management, Northwestern University.

Felipe Samuel Argalji is a member of our board of directors, a position he has held since                . He has been a member of the board of directors of Afya Brazil since August 2016. He is also a senior partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in the Education Private Equity sector, since 2009. He was a member of the Finance Committee of Abril Educação and a member of the board of directors at Anima Educação. He holds an Economics degree from IBMEC.

Laura Guaraná Carvalho is a member of our board of directors, a position she has held since                . She is also a Partner at Crescera Investimentos and is responsible for investments in education for the private equity funds since 2008. She was a member of the Board of Directors of Guardaya from 2017 to 2018. She holds an electric engineering degree from PUC-RJ.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Virgilio Deloy Capobianco Gibbon, our CEO, with broad experience in the education industry. Our executive officers were appointed by our board of directors until .

The following table lists our current executive officers:

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	44	Chief Executive Officer
Luciano Toledo de Campos	45	Chief Financial Officer
Júlio Eduardo Razente de Angeli	47	Continuing Education and Innovation Vice President

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Alameda Oscar Niemeyer, No 119, Sala 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Virgilio Deloy Capobianco Gibbon is our Chief Executive Officer, a position he has held since               . He has been the Chief Executive Officer of Afya Brazil since August 2016. Prior to joining us, he was Chief Operating Officer and Chief Financial Officer of Estácio Participação S.A., from March 2010 to March 2012, and March 2012 to June 2016, respectively. He was also Executive Director of Business Consulting and Education Industry at TOTVS Consulting from October 2007 to December 2009, and Senior Manager of Business Consulting at Accenture from 2000 to 2007. He holds a degree in Economics from PUC-RJ. He is currently a board member of EABH – Escola Americana of Belo Horizonte.

Luciano Toledo de Campos is our Chief Financial Officer, a position he has held since                 . He has been the Chief Financial Officer of Afya Brazil since February 2019. Prior to joining us, he was Head of LatAm Healthcare and Education Equity Research at Branco Bradesco BBI S.A. from June 2016 to October 2018, Head of LatAm Healthcare and Education Equity Research and Director of Brazil Equity Research at HSBC Global Research from August 2009 to June 2016, and Director of Research Brazil at HSBC Global Research, from April 2014 to June 2016. He holds a degree in Engineering from Instituto Tecnológico de Aeronáutica – ITA.

Júlio Eduardo Razente de Angeli is our Continuing Education and Innovation Vice President, a position he has held since                    . He has been the Continuing Education and Innovation Vice President of Afya Brazil since              . He is also the Chief Executive Officer of Guardaya, a position that he held since March 2016. Prior to joining us, he was Business Development Director of Udemy, Inc., from March 2015 to March 2016, VP of Language Learning at Somos Educação S.A. from August 2013 to September 2014, and VP Europe and Americas at EF Englishtown from October 2007 to July 2013. He holds a business administration degree from FGV.

Family Relationships

Nicolau Carvalho Esteves, our Chairman, is the father of Renato Tavares Esteves, one of our directors.

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the state of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the state of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya.

Committees

Audit Committee

The audit committee, which is expected to consist of                  ,                       and                       , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.                      will serve as Chairman of the committee. The audit committee will consist exclusively of members of our supervisory board who are financially literate, and                  is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that                     and                     satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with applicable SEC and Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Code of Ethics

Our activities are subject to a code of ethics, which is applicable to all our members and entities, including our directors, officers, managers, teachers and other staff (including interns). Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our members and entities. It regulates our interactions with our suppliers, students, clients, competitor suppliers and governmental entities and agents. Our code of ethic also sets forth fundamental rules of conduct related to the safeguarding of our financial books and records, conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

The following table sets forth the fixed and variable compensation of our executive officers for the periods indicated:

	For the three months ended March 31,		For the Year Ended December 31,
Executive Officers	2019		2018		2017
Number of members who receive compensation		9		6		3
Fixed compensation
Salary	R$	713,108.28	R$	1,885,824.19	R$	1,260,000.00
Direct and Indirect Benefits	R$	6,348.77	R$	124,398.97	R$	45,180.36
Others
Variable compensation
Bonus	R$	549,996.00	R$	913,856.41	R$	127,800.00
Profit sharing
Share-based compensation (including stock options)	R$	1,040,585.00	R$	1,215,446.19		—
Total	R$	2,310,038.05	R$	4,139,525.76	R$	1,432,980.36

Long-Term Incentive Plan

Certain members of our management participate in the share option long-term incentive program of Afya Brazil, or the LTIP. Beneficiaries under the LTIP are granted rights to buy shares based on certain criteria. These rights vest in five installments of 10%, 15%, 25%, 25% and 25%, starting in 2018 and expiring in 2022. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be canceled. All unvested share options will automatically vest in the case of (i) a transfer of control of Afya Brazil to non-affiliates, (ii) an initial public offering by Afya Brazil, or (iii) a direct or indirect sale of the shares held by BR Health in Afya Brazil.

The maximum number of shares that can be issued to beneficiaries under the LTIP may not exceed 4% of Afya Brazil’s share capital at any time. In 2018, the first annual vesting of shares occurred and all vested shares were exercised, totaling 5,123 issued shares as of December 31, 2018. Afya Brazil recorded an expense for the LTIP of R$2.2 million in 2018. As of March 31, 2019, Afya Brazil had a total of 65,801 share options outstanding. Afya Brazil recorded an expense for the LTIP of R$1.0 million for the three months ended March 31, 2019.

Following the merger of Guardaya into Afya Brazil on March 29, 2019, the share options granted pursuant to the long-term incentive program of Guardaya, or the Guardaya share options, were integrated in our LTIP. The Guardaya share options were exchanged for share options of Afya Brazil at a 15.47 to 1 share option exchange ratio and at a weighted average exercise price of R$213.35 per share.

Directors’ and Officers’ Insurance

Prior to the consummation of this offering, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

Principal and Selling Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares (1) immediately prior to the completion of this offering, (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares, and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each of our executive officers and directors individually; and

•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: Class A common shares and Class B common shares;

•	following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares: Class A common shares and Class B common shares; and

•	following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares: Class A common shares and Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o Afya, Alameda Oscar Niemeyer, No. 119, Sala 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

	Shares Beneficially Owned Prior to Offering				% of Total Voting	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without	Shares Beneficially Owned After Offering With Full Exercise of Underwriters’ Option				% of Total Voting Power After Offering With Full
	Class A		Class B		Power Before	Class A		Class B		Exercise of Underwriters’	Class A		Class B		Exercise of Underwriters’
Shareholders	Shares	%	Shares	%	Offering(1)	Shares	%	Shares	%	Option(1)	Shares	%	Shares	%	Option(1)
5% Shareholders
Bozano Educacional II Fundo de Investimento em Participações Multiestratégia
Nicolau Carvalho Esteves(2)
Rosângela de Oliveira Tavares Esteves(3)
Other Shareholders
Renato Tavares Esteves
Lílian Tavares Esteves de Carvalho
Vanessa Tavares Esteves, Juçara Carvalho Esteves
Djalma de Oliveira Tavares
José Carlos de Oliveira Tavares
Executive Officers and Directors
Nicolau Carvalho Esteves(2)
Renato Tavares Esteves
Sérgio Mendes Botrel Coutinho*
Daniel Arthur Borghi(4)*
Felipe Samuel Argalji(5)*
Laura Guaraná Carvalho*
Virgílio Deloy Capobianco Gibbon*
Luciano Toledo de Campos*
Julio Eduardo Razente de Angeli*
All directors and executive officers as a group (9 persons)
Total		100.0%		100.0%	100.0%		100.0%		100.0%	100.0%		100.0%		100.0%	100.0%

___________________

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital.”

(2)	Indirectly owns Class B common shares through .

(3)	Indirectly owns Class B common shares through .

(4)	Mr. Borghi, a member of our board of directors, is a managing director of Crescera Investimentos. Mr. Borghi disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.

(5)	Mr. Argalji, a member of our board of directors, is a member of the executive committee of Crescera Investimentos. Mr. Argalji disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.

The holders of our Class A common shares and Class B common shares have identical rights, except that the Esteves Family and Crescera as holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights and (iii) are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Description of Share Capital—Preemptive or Similar Rights” and “Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share.

Crescera Investimentos is an independent asset management firm focused on private equity and venture capital with approximately R$2.8 billion of assets under management. Founded by professionals with extensive background in the Brazilian financial markets, it has a strong track record of creating value for entrepreneurs, business owners and investors alike. It is structured as a partnership, emphasizing talent retention, meritocracy and ethical practices. Crescera Investimentos’ governance is overseen by senior executive partners, who seek to bring the same values and practices to its investee companies. Its investment decision making process is focused on maximizing return for its investor clients by assisting leading entrepreneurs in developing their business into world class companies. Crescera Investimentos’ principal executive offices are located at Avenida Ataulfo de Paiva, 153, 5th floor, Leblon, Rio de Janeiro, RJ, Brazil.

Existing Shareholders’ Agreements

On August 23, 2016, Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and BR Health entered into a shareholders’ agreement (as amended) with Afya Brazil, and the Esteves Family entered into a separate shareholders’ agreement with BR Health (collectively, the “Existing Shareholders’ Agreements”). Prior to the completion of this offering, the Existing Shareholders’ Agreements will be terminated.

Related Party Transactions

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Shared Services

On January 2, 2018, Afya Brazil entered into agreements with its subsidiaries and IPTAN and IESVAP, under which (i) Afya Brazil provides shared services and corporate costs and expenses, and (ii) the subsidiaries and IPTAN and IESVAP reimburse Afya Brazil for the amount of such costs and expenses. The amounts charged to IPTAN and IESVAP, prior to their acquisition by Afya Brazil on April 26, 2018, was R$1.1 million for the period from January 1, 2018 to April 25, 2018 and R$2.6 million for the year ended December 31, 2017.

Lease Agreements

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with Univaço – União Educacional do Vale do Aço Ltda S.A., or UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO located in the city of Ipatinga, State of Minas Gerais. The lease agreement is for a monthly amount equal to R$213,618.45, adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease expenses in connection with this lease agreement totaled R$2.6 million and R$2.5 million for the years ended December 31, 2018 and 2017, respectively. For the three months ended March 31, 2019, the lease payments in connection with this lease agreement totaled R$0.7 million.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease expenses in connection with this lease agreement totaled R$1.3 million for the year ended December 31, 2018. For the three months ended March 31, 2019, the lease payments in connection with this lease agreement totaled R$0.6 million.

On June 21, 2016, RVL Esteves Gestão Imobiliária S.A., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are for a monthly amount equal to R$483,897.77 and R$472,275.88, respectively, adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL Esteves Gestão Imobiliária S.A., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with Afya Brazil, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. The lease agreement is for a monthly amount equal to R$12,000.00, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 3 years, and may be renewable for an additional 3 years subject to the provisions of the lease agreement.

On September 6, 2018, RVL Esteves Gestão Imobiliária S.A., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL Esteves Gestão Imobiliária S.A. in the city of

Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On February 9, 2019, RVL Esteves Gestão Imobiliária S.A., an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with Afya Brazil, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. The lease agreement is for a monthly amount equal to R$24,035.00, adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

Afya Brazil recorded lease expenses in connection with the lease agreements with RVL Esteves Gestão Imobiliária S.A. of R$9.7 million and R$9.3 million for the years ended December 31, 2018 and 2017, respectively. For the three months ended March 31, 2019, the lease payments in connection with these lease agreements totaled R$2.9 million.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop ITPAC Garanhuns Greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. The consummation of the assignment is subject to the approval of the ITPAC Garanhuns medical school authorization by MEC, which must be obtained within 10 years from the execution of the assignment agreement. The purchase price to be paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is obtained within the prescribed time period is R$900 multiplied by the number of medical school seats authorized by MEC. Once operational, ITPAC Garanhuns is expect to generate 120 new medical school seats. In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. See “Business—Legal Proceedings—Civil Matters.”

Related person transaction policy

Prior to the consummation of this offering, we intend to enter into a new related person transaction policy.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Employment agreements

None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Description of Share Capital

General

Afya Limited, the company whose Class A common shares are being offered in this prospectus, was incorporated on March 22, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Law (as amended) of the Cayman Islands, or the Companies Law.

Our affairs are governed principally by: (1) our Memorandum and Articles of Association; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of up to                  Class A common shares and                  Class B common shares of our authorized share capital. As of the date of this prospectus,                  Class A common shares and                  Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have                  Class A common shares and                  Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

We intend to apply to list our Class A common shares, on the Nasdaq under the symbol “ AFYA. ”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by the Esteves Family and Crescera, our principal shareholders, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this prospectus, Afya’s total authorized share capital was US$                  , divided into                  shares par value US$0.00005 each, of which:

•	shares are designated as Class A common shares; and

•	shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, Afya will have a total issued share capital of US$                  , divided into                  common shares. Those common shares will be divided into                  Class A common shares and                  Class B common shares (assuming no exercise of the underwriters’ option to purchase additional common shares); or                  Class A

common shares and                  Class B common shares (assuming full exercise of the underwriters’ option to purchase additional shares). See “Capitalization” and “Dilution.”

Treasury Shares

At the date of this prospectus, Afya has no shares in treasury.

Issuance of Shares

Except as expressly provided in Afya’s Articles of Association, Afya’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Afya shall not issue bearer shares.

Afya’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Afya (following an offer by Afya to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya pursuant to Afya’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Afya’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Afya’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Afya’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)	Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the

(ii)	Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(iii)	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iv)	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if Afya issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between the Esteves Family, Crescera, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

No class of Afya’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Afya’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Afya is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Afya is a party, or (2) any tender or exchange offer by Afya to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Afya’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Afya at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Afya in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Afya is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Afya has the discretion whether or not to hold an annual general meeting in 2019. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Afya may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Afya’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Afya will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to Afya’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Afya is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Afya and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Afya and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Afya and any person or persons to waive or limit the same, shall apply Afya’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Afya.

Changes to Capital

Pursuant to the Articles of Association, Afya may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Afya’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Afya may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Afya may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with Afya’s Articles of Association and Nasdaq’s rules and regulations.

However, Afya’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Afya in respect thereof;

•	the instrument of transfer is lodged with Afya, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Afya; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Afya to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Afya, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Afya. Subject to the Companies Law, Afya’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Afya. Except as otherwise provided by the rights attached to shares and the Articles of Association of Afya, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Afya’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Afya’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

By the listing date of this offering, the directors will be Nicolau Carvalho Esteves, Renato Tavares Esteves, Sérgio Mendes Botrel Coutinho, Daniel Arthur Borghi, Felipe Samuel Argalji, Laura Guaraná Carvalho and       .           and               are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq. We intend to appoint one additional independent director within one year following this offering, respectively.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of this offering, the board of directors will have in place an audit committee. See “Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Afya’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Nova Lima, Brazil, or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Afya, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Afya shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Afya’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Afya must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Afya is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Afya, the person or member aggrieved (or any shareholder of Afya, or Afya itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Afya is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, Afya will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, Afya currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Afya or management that shareholders may consider favorable. In particular, the capital structure of Afya concentrates ownership of voting rights in the hands of the Esteves Family and Crescera. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Afya to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Afya. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Afya are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since they own of all of the Class B common shares of Afya, the Esteves Family and Crescera currently have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Esteves Family and Crescera have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Afya, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

Preferred Shares

Afya’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Afya’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Afya.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Afya in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Afya, general corporate claims against Afya by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Afya’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Afya, or derivative actions in Afya’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Afya, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Afya have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Afya, our executive officers and directors who will hold shares upon completion of this offering and the Esteves Family and Crescera have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of . However, may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Class A Common Shares Eligible for Future Sale,” including the right for Afya to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Afya and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Afya is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Afya itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Afya in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Afya has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Afya’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Afya to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Borrowing Powers

Afya’s directors may exercise all the powers of Afya to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Afya or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Afya’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Afya or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Afya’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Afya’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Afya’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Furthermore, as a matter of Cayman Islands law and in contrast to the position under Delaware corporate law, controlling shareholders of Cayman Islands companies do not owe fiduciary duties to those companies, other than the limited duty that applies to all shareholders to exercise their votes to amend a company's articles of association in good faith in the interests of the company. The absence of this minority shareholder protection might impact the ability of minority shareholders to protect their interests.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Afya’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Afya’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Afya are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Afya cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Afya may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Afya’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Afya.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Afya’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Afya’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Afya’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Afya’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Afya’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of                  Class A common shares outstanding. Of these shares, the Class A common shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining Class A common shares, representing of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our directors, executive officers and substantially all of our equityholders have agreed, subject to certain exceptions, not to sell or transfer any Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common shares, for 180 days after the date of this prospectus without first obtaining the written consent of                  . See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The Class A common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144”, or under the conditions discussed below under “—Rule 701.”

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours for purposes of the Securities Act at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, including the holding period of any prior owner other than our affiliates, would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours, or persons selling common shares on behalf of our affiliates, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of our Class A common shares then outstanding or (ii) the average weekly trading volume of our Class A common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these common shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 common shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 common shares, however, are required to wait until 90 days after the date of this prospectus before selling such common shares pursuant to Rule 701.

Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, our U.S. tax counsel, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the securities. This discussion applies to you only if you are a U.S. Holder that acquires Class A common shares in this offering and holds those Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to you if you are subject to special rules, such as:

•	one of certain financial institutions;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•	holding a Class A common shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	an entity classified as partnerships for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value); or

•	holding shares in connection with a trade or business conducted outside of the United States.

If you are an entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of Class A common shares and:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we do not currently intend to pay dividends. In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares are treated as readily tradeable on an established securities market in the United States. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of receipt.

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law.  However, if there were a change in law resulting in the imposition of a withholding tax, then, subject to applicable limitations, some of which vary depending upon your circumstances, the amount of Cayman Island income taxes withheld from distributions on your Class A common shares that are treated as dividends for U.S. federal income tax purposes would be includible in your income as dividends, and would be potentially creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability of non-U.S. taxes in your particular circumstances.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if you have held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between your tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not expect to be a PFIC for our 2019 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though you will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which you held any of our Class A common shares, you could be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over your holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on your Class A common shares exceeded 125% of the average of the annual distributions on those shares during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” you could be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining calendar quarter. The Nasdaq, on which the Class A common shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of your Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in your Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, you may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding your mark-to-market election for the Class A common shares.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for you to make QEF Elections.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own Class A common shares during any year in which we are a PFIC, you generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with your federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your tax adviser regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult with your own tax advisors regarding the possible application of these rules, including the application of the rules to your particular circumstances.

Underwriting

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated                      , 2019 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. BofA Securities, Inc., Goldman Sachs & Co. LLC, UBS Securities LLC, Itau BBA USA Securities, Inc. and                      are the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
UBS Securities LLC
Itau BBA USA Securities, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have granted the underwriters an option to buy up to an additional                 Class A common shares from us and the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders, and proceeds before expenses to us and to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                    Class A common shares.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Underwriting discounts and commissions to be paid by the selling shareholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$                    . We have agreed to reimburse the underwriters for the expenses related to the Financial Industry Regulatory Authority, or FINRA, incurred by them in connection with this offering.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$                    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, executive officers and substantially all of our equityholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                            .

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on the Nasdaq under the symbol “ AFYA. ”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

                            may purchase, at the initial public offering price, a portion of the Class A common shares offered by this prospectus. If                    purchase Class A common shares offered by this prospectus, this will reduce the number of Class A common shares available for sale to the general public in this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A common shares that are the subject of this offering may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common shares that are the subject of this offering may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our Class A common shares that are the subject of this offering shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Each underwriter has represented, warranted and agreed that:

a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 200 (the “FSMA”) received by it in connection with the issue or sale of our Class A common shares that are the subject of this offering; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A common shares that are the subject of this offering in, from or otherwise involving the United Kingdom.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The

DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A common shares offered should conduct their own due diligence on the Class A common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

France

Neither this prospectus nor any other offering material relating to the Class A common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common shares has been or will be: (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the Class A common shares to the public in France. Such offers, sales and distributions will be made in France only to: (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a limited circle of investors (cercle restreint) acting for their own account, as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The Class A common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

The Class A common shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Ireland

The Class A common shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Italy

The offering of the Class A common shares has not been registered pursuant to Italian securities legislation and, accordingly, no Class A common shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Class A common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Class A common shares or distribution of copies of any document relating to the Class A common shares will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Class A common shares or any document relating to the Class A common shares in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Class A common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Class A common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Class A common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Class A common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The Class A common shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Class A common shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No Class A common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the Class A common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the Class A common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the Class A common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the Class A common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Spain

The Class A common shares have not been registered with the Spanish National Commission for the Securities Market and, therefore, no Class A common shares may be publicly offered, sold or delivered, nor any public offer in respect of the Class A common shares made, nor may any prospectus or any other offering or publicity material relating to the Class A common shares be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai

International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the Class A common shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Expenses of The Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain matters of Brazil law will be passed upon for us and the selling shareholders by Lobo de Rizzo Advogados and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and for the underwriters by Cescon, Barrieu, Flesch & Barreto Advogados.

Experts

The consolidated financial statements of Afya Brazil as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of IPTAN – Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their report thereon (which includes a qualified opinion due to the omission of presentation of comparative financial information required by IFRS) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Instituto de Educação Superior do Vale do Parnaiba S.A. as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and for the year ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their report thereon (which includes a qualified opinion due to the omission of presentation of comparative financial information required by IFRS) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Instituto de Ensino Superior do Piauí S.A. as of November 26, 2018 and December 31, 2017 and for the period from January 1, 2018 to November 26, 2018 and for the year ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their report thereon (which includes a qualified opinion due to the omission of presentation of comparative financial information required by IFRS) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The carve-out financial statements of FADEP – Faculdade Educacional de Pato Branco Ltda. as of December 4, 2018 and December 31, 2017 and for the period from January 1, 2018 to December 4, 2018 and for the year ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their report thereon (which includes a qualified opinion due to the omission of presentation of comparative financial information required by IFRS) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Guardaya Empreendimentos e Participações S.A. as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Maples and Calder, our counsel as to Cayman Islands law, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Substantially all of our assets are located outside the United States, in Brazil. In addition, a majority of the members of our board of directors and all of our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 10 East 40th Street, 10th Floor, New York, NY, 10016, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No.13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement;

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•	is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Explanatory Note to the Financial Statements

The Registrant was incorporated on March 22, 2019, to become the holding entity of Afya Brazil in connection with this offering. Prior to the consummation of this offering, the Registrant had not commenced operations and had nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Registrant have been omitted from this prospectus. The financial statements presented in this prospectus are those of Afya Brazil, the Company’s principal operating company and wholly-owned subsidiary.

Index to Financial Statements

Page
Unaudited Interim Condensed Consolidated Financial Statements—Afya Participações S.A.
Consolidated Statements of Financial Position as of March 31, 2019 and December 31, 2018	F-3
Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2019 and 2018	F-4
Consolidated Statements of Changes in Equity for the three months ended March 31, 2019 and 2018	F-5
Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2018	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019 and 2018	F-7

Audited Consolidated Financial Statements—NRE Participações S.A. (“Afya Brazil”)
Report of Independent Registered Public Accounting Firm	F-38
Consolidated Statements of Financial Position as of December 31, 2018 and 2017	F-39
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2018 and 2017	F-40
Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and 2017	F-41
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017	F-42
Notes to the Consolidated Financial Statements for the years ended December 31, 2018 and 2017	F-43

Audited Financial Statements—IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)
Report of Independent Auditors	F-96
Statements of Financial Position as of April 25, 2018 and December 31, 2017	F-98
Statements of Income and Comprehensive Income for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-99
Statements of Changes in Equity for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-100
Statements of Cash Flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-101
Notes to the Financial Statements	F-102

Audited Financial Statements—Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)
Report of Independent Auditors	F-126
Statements of Financial Position as of April 25, 2018 and December 31, 2017	F-128
Statements of Income and Comprehensive Income for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-129
Statements of Changes in Equity for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-130
Statements of Cash Flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017	F-131
Notes to the Financial Statements	F-132

Audited Financial Statements— Instituto de Ensino Superior do Piauí S.A. (“IESP”)
Report of Independent Auditors	F-155
Statements of Financial Position as of November 26, 2018 and December 31, 2017	F-157
Statements of Income and Comprehensive Income for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017	F-158
Statements of Changes in Equity for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017	F-159
Statements of Cash Flows for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017	F-160
Notes to the Financial Statements	F-161

Audited Carve-out Financial Statements— FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)
Report of Independent Auditors	F-184
Carve-out Statements of Financial Position as of December 4, 2018 and December 31, 2017	F-186
Carve-out Statements of Income and Comprehensive Income for the period from January 1, 2018 to December 4, 2018 and the year ended December 31, 2017	F-187
Carve-out Statements of Changes in Invested Equity for the period from January 1, 2018 to December 4, 2018 and the year ended December 31, 2017	F-188
Carve-out Statements of Cash Flows for the period from January 1, 2018 to December 4, 2018 and the year ended December 31, 2017	F-189
Notes to the Carve-out Financial Statements	F-190

Unaudited Interim Condensed Consolidated Financial Statements— Guardaya Empreendimentos e Participações S.A. (“Medcel”)
Consolidated Statements of Financial Position as of March 28, 2019 and December 31, 2018	F-213
Consolidated Statements of Income and Comprehensive Income for the period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018	F-214
Consolidated Statements of Changes in Equity for the period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018	F-215
Consolidated Statements of Cash Flows for the period from January 1, 2019 to March 28, 2019 and for the three months ended March 31, 2018	F-216
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-217

Audited Consolidated Financial Statements— Guardaya Empreendimentos e Participações S.A. (“Medcel”)
Report of Independent Auditors	F-236
Consolidated Statements of Financial Position as of December 31, 2018 and 2017	F-237
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2018 and 2017	F-238
Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and 2017	F-239
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017	F-240
Notes to the Consolidated Financial Statements	F-241

Afya Participações S.A.

Unaudited interim condensed

consolidated financial statements

March 31, 2019

Afya Participações S.A.

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	March 31, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	245,324	62,260
Trade receivables	7	102,591	58,445
Inventories		3,788	1,115
Recoverable taxes		3,166	2,265
Derivatives	12.1	—	556
Other assets		21,380	8,859
Total current assets		376,249	133,500

Non-current assets
Restricted cash	6	18,810	18,810
Trade receivables	7	10,273	5,235
Related parties	8	1,738	1,598
Derivatives	12.1	—	663
Other assets		13,500	10,380
Investment in associate	9	24,458	—
Property and equipment	10	73,976	65,763
Right-of-use assets	2.2	214,677	—
Intangible assets	11	879,097	682,469
Total non-current assets		1,236,529	784,918

Total assets		1,612,778	918,418
Liabilities
Current liabilities
Trade payables		15,391	8,104
Loans and financing	12.2.1	30,115	26,800
Lease liabilities	2.2	28,769	—
Accounts payable to selling shareholders	12.2.2	78,784	88,868
Advances from customers		15,896	13,737
Labor and social obligations		37,402	31,973
Taxes payable		13,055	6,468
Income taxes payable		437	282
Dividends payable		—	4,107
Derivatives	12.2	59	—
Other liabilities		3,773	1,993
Total current liabilities		223,681	182,332

Non-current liabilities
Loans and financing	12.2.1	51,009	51,029
Lease liabilities	2.2	188,090	—
Accounts payable to selling shareholders	12.2.2	90,187	88,862
Income taxes payable		1,735	150
Provision for legal proceedings	22	3,271	3,465
Derivatives	12.2	688	—
Other liabilities		26	2,226
Total non-current liabilities		335,006	145,732
Total liabilities		558,687	328,064

Equity
Share capital	16	587,062	315,000
Additional paid-in capital		295,066	125,014
Share-based compensation reserve		3,202	2,161
Earnings reserves		26,806	59,807
Retained earnings		45,642	—
Equity attributable to equity holders of the parent		957,778	501,982
Non-controlling interests		96,313	88,372
Total equity		1,054,091	590,354

Total liabilities and equity		1,612,778	918,418

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2019	March 31, 2018
		(unaudited)	(unaudited)

Net revenue	18	144,578	61,320
Cost of services	19	(54,364)	(28,195)
Gross profit		90,214	33,125

General and administrative expenses	19	(31,234)	(14,263)
Other income (expenses), net		(206)	752

Operating income		58,774	19,614

Finance income	20	5,167	1,688
Finance expenses	20	(12,236)	(1,051)
Finance result		(7,069)	637

Income before income taxes		51,705	20,251

Income taxes expense	21	(2,229)	(1,394)

Net income		49,476	18,857

Other comprehensive income		—	—
Total comprehensive income		49,476	18,857

Income attributable to
Equity holders of the parent		41,535	17,512
Non-controlling interests		7,941	1,345
		49,476	18,857
Basic earnings per share
Per common share	17	20.13	15.23
Diluted earnings per share
Per common share	17	19.74	15.23

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2017	66,485	(63,588)	—	2,905	40,309	—	46,111	651	46,762
Net income for the period	—	—	—	—	—	17,512	17,512	1,345	18,857
Total comprehensive income	—	—	—	—	—	17,512	17,512	1,345	18,857

Balances at March 31, 2018 (unaudited)	66,485	(63,588)	—	2,905	40,309	17,512	63,623	1,996	65,619

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	—	501,982	88,372	590,354
Net income for the period	—	—	—	—	—	41,535	41,535	7,941	49,476
Total comprehensive income	—	—	—	—	—	41,535	41,535	7,941	49,476

Capital increase with cash	150,000	—	—	—	—	—	150,000	—	150,000
Capital increase from the corporate reorganization	122,062	137,051	—	—	—	—	259,113	—	259,113
Share-based compensation	—	—	1,041	—	—	—	1,041	—	1,041
Dividends cancelled	—	—	—	—	—	4,107	4,107	—	4,107
Allocation to additional paid-in capital	—	33,001	—	—	(33,001)	—	—	—	—
Balances at March 31, 2019 (unaudited)	587,062	295,066	3,202	7,223	19,583	45,642	957,778	96,313	1,054,091

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais)

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	51,705	20,251
Adjustments to reconcile income before income taxes
Depreciation and amortization	9,054	1,284
Allowance for doubtful accounts	3,803	2,737
Share-based compensation expense	1,041	—
Net foreign exchange differences	(1,115)	—
Loss on derivative instruments	1,966	—
Accrued interest	334	—
Accrued lease interest	6,418	—
Provision for legal proceedings	(874)	(1,656)
Changes in assets and liabilities
Trade receivables	(8,710)	(1,630)
Inventories	(92)	(44)
Recoverable taxes	(632)	(701)
Other assets	(14,830)	(106)
Trade payables	6,833	(1,554)
Taxes payables	3,824	1,166
Advances from customers	1,479	(1,725)
Labor and social obligations	3,585	2,574
Other liabilities	(4,760)	(724)
	59,029	19,872
Income taxes paid	(1,297)	(1,394)
Net cash flows from operating activities	57,732	18,478

Investing activities
Acquisition of property and equipment	(8,815)	(4,307)
Acquisition of intangibles assets	(832)	(238)
Payments of accounts payable to selling shareholders	(8,759)	—
Acquisition of subsidiaries, net of cash acquired	1,548	—
Loans to related parties	(140)	(2,693)
Net cash flows used in investing activities	(16,998)	(7,238)
Financing activities
Payments of loans and financing	—	(284)
Payment of lease liabilities	(7,670)	—
Capital increase	150,000	—
Net cash flows from (used in) financing activities	142,330	(284)

Net increase in cash and cash equivalents	183,064	10,956
Cash and cash equivalents at the beginning of the period	62,260	25,490
Cash and cash equivalents at the end of the period	245,324	36,446

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Participações S.A. (“Afya Brazil”), formerly denominated NRE Participações S.A., and its subsidiaries (collectively, the “Company”) are headquartered in Brazil. The registered office is located at Alameda Oscar Niemeyer, 119, Nova Lima, State of Minas Gerais.

On March 12, 2019, the legal name of NRE Participações S.A. was changed to Afya Participações S.A.

The Company is formed by a network of higher education institutions. The Company’s institutions are located in four Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

These unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2019 were authorized for issue by the Board of Directors on May 20, 2019.

Corporate reorganization

Afya Limited is a Cayman Islands exempted company, incorporated with limited liability on March 22, 2019 for purposes of effectuating its initial public offering (IPO) in the United States.

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controls Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District.

Prior to the consummation of the IPO, the Company’s shareholders will contribute all of their shares in Afya Brazil to Afya Limited. In return for this contribution, Afya Limited will issue new Class B common shares and new Class A common shares to Afya Brazil’s shareholders in exchange for the shares contributed to Afya Limited. Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information will substantially reflect the operations of Afya Brazil after the corporate reorganization.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time on January 1, 2019, IFRS 16 Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations apply for the first time in 2019, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

a)	IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	R$ 212,360

Liabilities
Lease liabilities	R$ 212,360

i)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company also applied the available practical expedients wherein it:

•	Used an incremental borrowing rate, according to the characteristics for each lease;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	520,795
Weighted average incremental borrowing rate as at January 1, 2019	11.63%
Discounted operating lease commitments at 1 January 2019	212,530
Less:
Commitments relating to leases of short-term and low-value assets	(170)
Lease liabilities as at January 1, 2019	212,360

ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

iii)	Amounts recognized in the statement of financial position and income

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019 (unaudited)	212,360	212,360
Additions	1,455	1,455
Business combination	4,245	4,296
Depreciation expense	(3,383)	—
Interest expense	—	6,418
Payment of lease liabilities	—	(7,670)
As at March 31, 2019 (unaudited)	214,677	216,859
Current	—	28,769
Non-current	214,677	188,090

The Company recognized rent expense from short-term leases and low-value assets of R$ 170 for the three months ended March 31, 2019.

b)	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

3	Segment Information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

• Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specizalization programs, delivering printed and digital content, an online medical education platform and pratical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

The following table presents assets and liabilities information for the Company’s operating segments as of March 31, 2019:

	Business Unit 1	Business Unit 2	Total	Adjustments and eliminations	Consolidated
Assets	1,358,182	254,596	1,612,778	—	1,612,778
Current	326,763	49,486	376,249	—	376,249
Non current	1,031,419	205,110	1,236,529	—	1,236,529

Liabilities	538,746	19,941	558,687	—	558,687
Current	210,730	12,951	223,681	—	223,681
Non current	328,016	6,990	335,006	—	335,006
Equity	819,436	234,655	1,054,091	—	1,054,091

Business Unit 2 operating segment resulted from the corporate reorganization on March 29, 2019, and accordingly, the Company did not have significant results of operations for the three-month period ended March 31, 2019.

	Business unit 1	Business unit 2	Total	Adjustments and eliminations	Consolidated
Other disclosures
Investments in associate	24,458	—	24,458	—	24,458
Capital expenditures(*)	9,647	—	9,647	—	9,647

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

There were no inter-segment revenues, adjustments or eliminations in the three-month period ended March 31, 2019.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Seasonality of operations

Business Unit 1’s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first quarter of the year compared to the next following quarters of the year.

4	Business combination

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health, a wholly-owned subsidiary of Crescera that controls Guardaya and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web. The Company issued 378,696 commom shares as a consideration for the interest in BR Health and Guardaya. The fair value of the consideration given was R$ 259,113.

The preliminary fair values of the identifiable assets acquired and liabilities assumed as at the acquisition date were:

Fair value recognized on acquisition
Assets
Cash and cash and equivalents	1,548
Trade receivables	44,277
Inventories	2,582
Other assets	1,079
Right-of-use assets	4,245
Investment in associate	24,458
Property and equipment	1,594
Intangible assets	59,977
139,760
Liabilities
Trade payables	(454)
Loans and financing	(4,076)
Lease liabilities	(4,296)
Labor and social obligations	(1,844)
Taxes payable	(3,571)
Provision for legal proceedings	(680)
Other liabilities	(5,020)
(19,941)
Total identifiable net assets at fair value	119,819
Goodwill arising on acquisition	139,294
Purchase consideration transferred	259,113
Cash paid	—
Capital contribution	259,113
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(482)
Net cash acquired with the subsidiary (included in cash flows from investing activities)	1,548
Net of cash flow on aquisition	1,066

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$ 482 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill recognized is primarily attributed to the expected synergies and other benefits arising from the transaction. The goodwill is not expected to be deductible for income tax purposes.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavourable terms of the lease relative to market terms.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intagible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. And it is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimate of the cost of replacing the asset with a new one (acquisition or reconstruction), adjusted to reflect the losses of value resulting from the physical deterioration and the economic functional obsolescence of the asset.

As the acquisition date was March 29, 2019, this business combination has not contributed net revenue and net profit before tax from continuing operations to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 34,684 and net income from continuing operations for the period would have been increased by R$ 14,729.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	March 31, 2019	December 31, 2018
	(unaudited)

Cash and bank deposits	7,606	4,560
Cash equivalents	237,718	57,700
	245,324	62,260

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of March 31, 2019, the average interest on these CDB are equivalent to 99.06% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2018: 99.28%). These funds are available for immediate use and have insignificant risk of changes in value.

6	Restricted cash

As of March 31, 2019, the restricted cash of R$ 18,810 (December 31, 2018: R$ 18,810) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for the loan denominated in Euros. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until a integral payment of the loan. As of March 31, 2019, the average interest on these funds are equivalent to 99.06% (December 31, 2018: 98.22%) of the CDI. Interest income related to these investments are not restricted and are classified as cash and cash equivalents.

7	Trade receivables

	March 31, 2019	December 31, 2018
	(unaudited)

Tuition fees	58,350	57,548
Proeducar	1,884	1,882
FIES	16,262	4,576
Educational content (a)	44,277	—
Others	3,409	7,211
	124,182	71,217
(-) Allowance for doubtful accounts	(11,318)	(7,537)
	112,864	63,680
Current	102,591	58,445
Non-current	10,273	5,235

(a)       Refers to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

As of March 31, 2019 and December 31, 2018, the aging of trade receivables was as follows:

	March 31, 2019	December 31, 2018
	(unaudited)

Neither past due nor impaired	58,059	18,194
Past due
1 to 30 days	27,150	14,433
31 to 90 days	23,595	18,413
91 to 180 days	7,293	15,394
More than 180 days	8,085	4,783
	124,182	71,217

The movement in the allowance for doubtful accounts for the three-month periods ended March 31, 2019 and 2018, was as follows:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Balance at the beginning of the period	(7,537)	(3,794)
Additions	(3,803)	(2,737)
Write-offs	22	—
Balance at the end of the period	(11,318)	(6,531)

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2019	December 31, 2018
	(unaudited)
Assets
Credits with shareholders (a)	1,738	1,598
	1,738	1,598
Current	—	—
Non-current	1,738	1,598

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Other income
IESVAP (b)	—	196
IPTAN (b)	—	684
	—	880
Lease payments
RVL Esteves Gestão Imobiliária S.A.	2,944	3,144
UNIVAÇO Patrimonial Ltda.	682	650
IESVAP Patrimonial Ltda.	595	—
	4,221	3,794

(a)     Amounts to be reimbursed by the shareholders to Afya Brazil mainly related to payments of legal cost and advisory services.

(b)     Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2019	March 31, 2018
	(unaudited)
Short-term employee benefits	983	1,011
Share-based compensation plan	1,041	—
	2,024	1,011

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel. The executive officers participate in the Afya Brazil’s share-based compensation plan (see Note 15(b)).

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

In connection with the corporate reorganization, described in Note 1, the Company acquired a 15% interest in União Educacional do Planalto Central S.A. (“UEPC”), a medical school locted in the Federal District, that offers higher education and post-graduate courses, both in person and long distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

March 31, 2019
(unaudited)

Current assets	26,844
Non-current assets	15,465
Current liabilities	(16,180)
Non-current liabilities	(9,620)
Equity	16,509
Company’s share in equity – 15%	2,476
Goodwill	21,982
Carrying amount of the investment	24,458

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2017	20,135	—	120	8,357	6,494	10,016	—	7,094	1,187	53,403
Additions	176	2,770	—	207	110	92	—	952	—	4,307
As of March 31, 2018 (unaudited)	20,311	2,770	120	8,564	6,604	10,108	—	8,046	1,187	57,710

As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	1,874	—	3	1,370	512	353	13	451	4,239	8,815
Business combination	201	—	—	561	724	—	—	108	—	1,594
As of March 31, 2019 (unaudited)	32,578	2,770	185	13,828	11,479	13,191	610	12,441	14,975	102,057

Depreciation
As of December 31, 2017	(7,810)	—	(49)	(3,449)	(3,472)	(6,012)	—	(136)	—	(20,928)
Depreciation	(402)	—	(7)	(168)	(207)	(213)	—	(73)	—	(1,070)
As of March 31, 2018 (unaudited)	(8,212)	—	(56)	(3,617)	(3,679)	(6,225)	—	(209)	—	(21,998)

As of December 31, 2018	(9,696)	—	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	—	(25,885)
Depreciation	(750)	—	(11)	(457)	(459)	(311)	(54)	(154)	—	(2,196)
As of March 31, 2019 (unaudited)	(10,446)	—	(70)	(4,718)	(4,948)	(7,326)	(81)	(492)	—	(28,081)

Net book value
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763
As of March 31, 2019 (unaudited)	22,132	2,770	115	9,110	6,531	5,865	529	11,949	14,975	73,976

There were no indications of impairment of property and equipment as of and for the three-month periods ended March 31, 2019 and 2018.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education Content	Educational platform and software in progress	Total

Cost
As of December 31, 2017	—	—	—	—	6,633	—	—	6,633
Additions	—	—	—	—	238	—	—	238
As of March 31, 2018 (unaudited)	—	—		—	6,871	—	—	6,871

As of December 31, 2018	169,535	445,616	—	63,303	8,288	—	1,752	688,494
Additions	—	—	—	—	25	—	807	832
Business combination	139,294	—	15,638	24,189	—	17,305	2,845	199,271
As of March 31, 2019 (unaudited)	308,829	445,616	15,638	87,492	8,313	17,305	5,404	888,597

Amortization
As of December 31, 2017	—	—	—	—	(1,904)	—	—	(1,904)
Amortization	—	—	—	—	(214)	—	—	(214)
As of March 31, 2018 (unaudited)	—	—	—	—	(2,118)	—	—	(2,118)

As of December 31, 2018	—	—	—	(2,945)	(3,080)	—	—	(6,025)
Amortization	—	—	—	(3,014)	(461)	—	—	(3,475)
As of March 31, 2019 (unaudited)	—	—	—	(5,959)	(3,541)	—	—	(9,500)

Net book value
As of December 31, 2018	169,535	445,616	—	60,358	5,208	—	1,752	682,469
As of March 31, 2019 (unaudited)	308,829	445,616	15,638	81,533	4,772	17,305	5,404	879,097

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the three-month periods ended March 31, 2019 and 2018.

Other intangible assets

For the three-month periods ended March 31, 2019 and 2018, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	March 31, 2019	December 31, 2018
	(unaudited)
At amortized cost
Cash and cash equivalents	245,324	62,260
Trade receivables	112,864	63,680
Restricted cash	18,810	18,810
Related parties	1,738	1,598
Total	378,736	146,348
Current	347,915	120,705
Non-current	30,821	25,643

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	—	1,219
Total	—	1,219
Current	—	556
Non-current	—	663

12.2	Financial liabilities

Financial liabilities	March 31, 2019	December 31, 2018
	(unaudited)
At amortized cost
Trade payables	15,391	8,104
Loans and financing	81,124	77,829
Lease liabilities	216,859	—
Accounts payable to selling shareholders	168,971	177,730
Advances from customers	15,896	13,737
Total	498,241	277,400
Current	168,955	137,509
Non-current	329,286	139,891

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	747	—
Total	747	—
Current	59	—
Non-current	688	—

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2019 (unaudited)	December 31, 2018

Itaú Unibanco S.A.	Euro	1.01% p.a.	2020	77,048	77,829
Itaú Unibanco S.A.	Brazilian real	1.48% p.m.	2020	2,281	—
Itaú Unibanco S.A.	Brazilian real	1.22% ~ 1.26% p.m.	2019	1,795	—
				81,124	77,829
Current				30,115	26,800
Non-current				51,009	51,029

On November 16, 2018, Afya Participações S.A. entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,980 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. As of December 31, 2018, the ratio of Net Debt to EBITDA was 1.7x. The Company is in compliance with the financial ratio at March 31, 2019.

On November 21, 2018, Afya Participações S.A. entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.a. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of March 31, 2019.

Cross-currency interest rate swap agreements	Principal amount (notional)	Fair value

Asset position: Euros + 1.01% p.a.	74,986	77,977
Liability position: 128% of CDI	74,986	(78,724)
Net position (liability)		(747)
Current liabilities		(59)
Non-current liabilities		(688)

The loan is guaranteed by financial investments in the amount of R$ 18,810, as disclosed in Note 6.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.2	Accounts payable to selling shareholders

	March 31, 2019	December 31, 2018
—	(unaudited)

Acquisition of CCSI	6,748	8,990
Acquisition of IESP	108,339	115,656
Acquisition of FADEP	53,884	53,084
	168,971	177,730
Current	78,784	88,868
Non-current	90,187	88,862

On May 30, 2018, Afya acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and matures in May 2019.

On November 27, 2018, Afya acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$ 106,200 is payable in three equal installments of R$ 35,400, payable on November 27, 2019, November 27, 2020 and November 27, 2021 and adjusted by the CDI rate.

On December 5, 2018, Afya acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$ 17,615, payable semi-annually from the transaction closing date and adjusted by the SELIC rate.

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2019 (unaudited)			December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	18,810	18,810	18,810	18,810
Trade receivables (non-current)	10,273	10,273	5,235	5,235
Derivatives	—	—	1,219	1,219
Total	29,083	29,083	25,264	25,264

Financial liabilities
Loans and financing	81,124	82,053	77,829	78,813
Lease liabilities	216,859	216,859	—	—
Accounts payable to selling shareholders	168,971	168,971	177,730	177,730
Derivatives	747	747	—	—
Total	467,701	468,630	255,559	256,543

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other current receivables, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at March 31, 2019 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at March 31, 2019.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, restricted cash and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	March 31, 2019 (unaudited)	Index – % per year	Base rate	+75	-75	+150	-150

Cash and cash equivalents	245,324	99.06% CDI – 7.03%	15,844	17,247	13,567	19,087	11,727
Restricted cash	18,810	99.06% CDI – 7.03%	1,181	1,322	1,040	1,463	899
Accounts payable to selling shareholders	6,748	IGPM – 5.24%	354	404	303	455	252
Accounts payable to selling shareholders	108,339	CDI – 6.34%	6,869	7,681	6,056	8,494	5,244
Accounts payable to selling shareholders	53,884	SELIC – 6.50%	3,502	3,907	3,098	4,311	2,694

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$ 77,048 as of March 31, 2019 (December 31, 2018: R$ 77,829).

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate R$ 4.376 to Euro 1.00 as of March 31, 2019, with all other variables held constant.

	Exposure	+10%	-10%
As of March 31, 2019 (unaudited)
Loans and financing (Itaú Unibanco S.A.)	77,048	7,704	(7,704)

The cross-currency interest rate swaps mitigates the effects of foreign exchange rates on the loan denominated in Euros.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk managed. Oustanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limites assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at March 31, 2019 and December 31, 2018 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2019 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	15,391	—	—	—	15,391
Loans and financing	30,115	51,009	—	—	81,124
Lease liabilities	28,769	70,058	66,102	51,930	216,859
Accounts payable to selling shareholders	78,784	90,187	—	—	168,971
Advances from customers	15,896	—	—	—	15,896
	168,955	211,254	66,102	51,930	498,241

12.5	Changes in liabilities arising from financing activities

	January 1, 2019	Cash flows	Interest	Foreign exchange movement	Other	March 31, 2019
Loans and financing	77,829	—	334	(1,115)	4,076	81,124
Lease liabilities	212,360	(7,670)	6,418	—	5,751	216,859
Dividends payable	4,107	—	—	—	(4,107)	—
Total	294,296	(7,670)	6,752	(1,115)	5,720	297,983

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

	January 1, 2018	Cash flows	Interest	Foreign exchange movement	Other	March 31, 2018
Loans and financing	3,823	(284)	—	—	—	3,539
Dividends payable	14,888	—	—	—	(10,781)	4,107
Total	18,701	(284)	—	—	(10,781)	7,646

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2019 and December 31, 2018.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2019 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	10,273	—	10,273	—
Restricted cash	18,810	—	18,810	—
Liabilities for which fair values are disclosed
Loans and financing	(82,053)	—	(82,053)	—
Lease liabilities	(216,859)	—	(216,859)	—
Accounts payable to selling shareholders	(168,971)	—	(168,971)	—
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(747)	—	(747)	—

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	—	1,219	—
Assets for which fair values are disclosed
Trade receivables (non-current)	5,235	—	5,235	—
Restricted cash	18,810	—	18,810	—
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	—	(78,813)	—
Accounts payable to selling shareholders	(177,730)	—	(177,730)	—

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximise the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	March 31, 2019	December 31, 2018
	(unaudited)

Loans and financing	81,124	77,829
Lease liabilities	216,859	—
Less: cash and cash equivalents	(245,324)	(62,260)
Less: restricted cash	(18,810)	(18,810)
Net debt	33,849	(3,241)
Total equity	1,054,091	590,354
Total equity and net debt	1,087,940	587,113

No changes were made in the objectives, policies or processes for managing capital during the three-month periods ended March 31, 2019 and 2018.

15	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 983 and R$ 1,011 during the three-month periods ended March 31, 2019 and 2018, respectively.

b)	Share-based compensation plans

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The stock options granted in February 2019 have the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

Guardaya’s stock options have the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the three-month period ended March 31, 2019 was R$ 1,041.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2019 (unaudited)	46,116
Granted	10,495
Forfeited	—
Addition of Guardaya’s Plan	9,190
Exercised	—
Expired	—
Outstanding at March 31, 2019 (unaudited)	65,801

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$529.12	R$684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described on Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock stocks and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

16	Equity

a.	Share capital

As of March 31, 2019, the Company’s share capital was R$ 587,062 (R$ 315,000 as of December 31, 2018) comprised by 2,458,907 commom shares (1,443,541 shares, comprised of 1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares as of December 31, 2018).

On March 8, 2019, the shareholders approved (i) a renounce of dividends for the year ended December 31, 2016 of R$4,107; (ii) an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.4, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family; and (iii) a change in the conversion ratio of the Company's Class A preferred shares into common shares, which changed from one Class A preferred share into 17.7 common shares to one Class A preferred share to 23.74 common shares; and equal change in the distribution ratio of the priority dividends of the Company's Class A preferred shares.

On March 12, 2019, the shareholders approved (i) the change in the Company’s legal name to Afya Participações S.A.; (ii) the conversion of all of the 26,523 Class A preferred shares into 629,656 common shares, in the ratio of 1 Class A preferred share to 23.74 common shares; (iii) the conversion of all of the 5,123 Class B preferred shares into 5,123 common shares at a ratio of one Class B preferred share for one common share; (iv) the extinguishment of the Company's Class A and Class B preferred shares. There was no right of withdrawal, since the Afya Brazil's existing Class A and Class B preferred shares were converted into common shares in the proportions previously approved by the shareholders at the Extraordinary General Meeting; (v) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (vi) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immeditately canceled by the Company, without reduction of its share capital.

On March 29, 2019, the Company issued 378,696 commom shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent for basic earnings	41,535	17,512

Denominator*
Weighted average number of outstanding shares	2,063,823	1,149,603
Effects of dilution from stock options	40,123	—

Weighted average number of outstanding shares adjusted for the effect for the effect of dilution	2,103,946	1,149,603

Basic earnings per share - R$	20.13	15.23
Diluted earnings per share - R$	19.74	15.23

* Reflects the conversion of all Class A and Class B preferred shares into common shares approved by the Company’s shareholders on March 12, 2019, considering a ratio of one Class A preferred share into 23.74 common shares, and a ratio of one Class B preferred share into one common share. As required by IAS 33 – Earnings per Share, the calculation of basic and diluted earnings per share was adjusted retrospectively to reflect the conversion of the weighted average of Class A and Class B preferred shares into common shares. For the three-month period ended March 31, 2018, the Company had only common shares.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Tuition fees	168,391	69.338
Other	996	580
Deductions
Granted discounts	(6,106)	(822)
Early payment discounts	(665)	—
Returns	(1,121)	(663)
Taxes	(4,893)	(2,083)
PROUNI	(12,024)	(5,030)
Net revenue from contracts with customers	144,578	61,320
Timing of revenue recognition
Tuition fees - Transferred over time	143,728	60,811
Other revenue - Transferred at a point in time	850	509

The Company’s revenues from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

19	Expenses and cost by nature

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Cost of services	(54,364)	(28,195)
General and administrative expenses	(31,234)	(14,263)
Total	(85,598)	(42,458)

Payroll	(57,112)	(27,003)
Hospital and medical agreements	(2,687)	(1,204)
Depreciation and amortization	(9,054)	(1,284)
Rent	(170)	(3,924)
Commercial expenses	(19)	(296)
Utilities	(1,088)	(366)
Maintenance	(1,496)	(461)
Tax expenses	(614)	(203)
Pedagogical services	(809)	(978)
Sales and marketing	(1,001)	(751)
Travel expenses	(730)	(238)
Allowance for doubtful accounts	(3,803)	(2,737)
Consulting fees	(273)	(401)
Other	(6,742)	(2,612)
Total	(85,598)	(42,458)

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Income from financial investments	1,500	397
Foreign exchange variation	1,115	—
Interest received	2,505	1,280
Other	47	11
Finance income	5,167	1,688

Change in fair value of derivative instruments	(1,966)	—
Interest expense	(2,951)	(201)
Interest expense on lease liabilities	(6,418)	—
Financial discounts granted	(213)	(604)
Bank fees	(393)	(237)
Other	(295)	(9)
Finance expenses	(12,236)	(1,051)

Finance result	(7,069)	637

21	Income taxes

Reconciliation of income taxes expense

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Income before income taxes	51,705	20,251
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(17,580)	(6,886)
Reconciliation adjustments:
PROUNI - Fiscal Incentive (a)	19,947	6,875
Revenue effect not incentivized	—	(633)
Other	(4,596)	(750)
Income taxes expense – current	(2,229)	(1,394)
Effective rate	4.3%	6.9%

(a)       The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a Brazilian federal program that exempts companies from paying income taxes and social contribution.

Deferred income taxes

As of March 31, 2019, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 9,880 (R$ 7,849 in December 31, 2018) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Provision for legal proceedings

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combination	602	78	680
Additions	160	214	374
Reversals	(815)	(433)	(1,248)
Balances as of March 31, 2019 (unaudited)	2,180	1,091	3,271

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2019	December 31, 2018
	(unaudited)

Labor	618	572
Civil	23,578	26,816
Taxes and social security	1,832	391
Total	26,028	27,779

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 356 as of March 31, 2019 (December 31, 2018: R$ 327).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the sellling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indentified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 3,091 (December 31, 2018: R$ 3,091) is presented in other assets in the non-current assets.

23	Non-cash transactions

During the three-month period ended March 31, 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions are related to the business combination described in Note 4 – Business Combination, and the right-of-use assets and lease liabilities described in Note 2.3.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

24	Subsequent events

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of Instituto Educacional Santo Agostinho Ltda. (“FASA”) providing for the acquisition of 90% of FASA. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine and other courses. FASA will contribute 185 undergraduate medical seats to the Company and its acquisition is in line with Afya Brazi’s strategy to focus on medical education, including medical schools. The FASA acquisition was consummated on April 3, 2019. The purchase price of R$ 204,587, will be paid and adjusted in accordance with the terms of the purchase agreement. The acquisition date fair value of each major class of consideration, including the allocation of the purchase price to the amount of the non-controlling interest has not been completed by the Company as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the reporting period is not available as the acquisition was recently concludedby Afya Brazil. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 1,887. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

In February 2019, Afya Brazil signed a purchase agreement for the acquisition of 100% of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro and São Paulo and in the Distrito Federal. It focuses on medical graduate programs and will contribute approximately 1,500 students to the Company. IPEMED acquisition is in line with Afya Brazil’s strategy to focus on medical education, including post-graduated medical education. The transaction was consummated on May 9, 2019. The purchase price was R$ 97,541, to be paid and adjusted in accordance with the terms of the purchase agreement. The acquisition date fair value of each major class of consideration, including the allocation of the purchase price, has not been completed by the Company as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the acquisition was recently concluded by Afya Brazil. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 223. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

NRE Participações S.A.

Consolidated financial statements

as of and for the years ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

NRE Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NRE Participações S.A. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

April 8, 2019

NRE Participações S.A.

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian reais)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	5	62,260	25,490
Trade receivables	7	58,445	28,489
Inventories		1,115	448
Related parties	8	-	2,640
Recoverable taxes		2,265	1,609
Derivatives	11.2.1	556	-
Other assets		8,859	1,802
Total current assets		133,500	60,478

Non-current assets
Restricted cash	6	18,810	-
Trade receivables	7	5,235	2,259
Related parties	8	1,598	1,004
Derivatives	11.2.1	663	-
Other assets		10,380	2,680
Property and equipment	9	65,763	32,475
Intangible assets	10	682,469	4,729
Total non-current assets		784,918	43,147

Total assets		918,418	103,625
Liabilities
Current liabilities
Trade payables		8,104	6,739
Loans and financing	11.2.1	26,800	1,161
Accounts payable to selling shareholders	11.2.2	88,868	-
Advances from customers		13,737	8,250
Labor and social obligations		31,973	18,300
Taxes payable		6,468	1,606
Income taxes payable		282	973
Dividends payable		4,107	14,888
Other liabilities		1,993	25
Total current liabilities		182,332	51,942

Non-current liabilities
Loans and financing	11.2.1	51,029	2,662
Accounts payable to selling shareholders	11.2.2	88,862	-
Income taxes payable		150	433
Provision for legal proceedings	21(c)	3,465	1,720
Related parties	8	-	106
Other liabilities		2,226	-
Total non-current liabilities		145,732	4,921
Total liabilities		328,064	56,863

Equity
Share capital	15	315,000	66,485
Additional paid-in capital		125,014	(63,588)
Share-based compensation reserve		2,161	-
Earnings reserves		59,807	43,214
Equity attributable to equity holders of the parent		501,982	46,111
Non-controlling interests		88,372	651
Total equity		590,354	46,762

Total liabilities and equity		918,418	103,625

The accompanying notes are an integral part of the consolidated financial statements.

NRE Participações S.A.

Consolidated statements of income and comprehensive income

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

	Notes	2018	2017

Net revenue	17	333,935	216,008
Cost of services	18	(168,052)	(124,065)
Gross profit		165,883	91,943

General and administrative expenses	18	(70,034)	(45,355)
Other income, net		599	2,755

Operating income		96,448	49,343

Finance income	19	10,428	5,222
Finance expenses	19	(8,154)	(3,586)
Finance result		2,274	1,636

Income before income taxes		98,722	50,979

Income taxes expense	20	(3,988)	(2,500)

Net income		94,734	48,479

Other comprehensive income		-	-
Total comprehensive income		94,734	48,479

Income attributable to
Equity holders of the parent		86,353	45,393
Non-controlling interests		8,381	3,086
		94,734	48,479
Basic earnings per share
Per common share	16	51.51	39.49
Diluted earnings per share
Per common share	16	50.61	39.49

The accompanying notes are an integral part of the consolidated financial statements.

NRE Participações S.A.

Consolidated statements of changes in equity

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2017	66,485	(63,588)	-	636	7,966	-	11,499	71	11,570
Net income	-	-	-	-	-	45,393	45,393	3,086	48,479
Total comprehensive income	-	-	-	-	-	45,393	45,393	3,086	48,479
Legal reserve	-	-	-	2,269	-	(2,269)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,781)	(10,781)	(2,506)	(13,287)
Earnings retention	-	-		-	32,343	(32,343)	-	-	-
Balances at December 31, 2017	66,485	(63,588)	-	2,905	40,309	-	46,111	651	46,762

Net income	-	-	-	-	-	86,353	86,353	8,381	94,734
Total comprehensive income	-	-	-	-	-	86,353	86,353	8,381	94,734
Capital increase with cash	156,304	-	-	-	-	-	156,304	-	156,304
Capital increase with reserves	80,541	-	-	-	(40,312)	(40,229)	-	-	-
Capital increase with contribution of IPTAN and IESVAP	11,670	188,602	-	-	-	-	200,272	-	200,272
Share-based compensation	-	-	2,161	-	-	-	2,161	-	2,161
Legal reserve	-	-	-	4,318	-	(4,318)	-	-	-
Non-controlling interests arising on business combinations	-	-	-	-	-	-	-	85,185	85,185
Dividends cancelled	-	-	-	-	-	10,781	10,781	-	10,781
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(5,845)	(5,845)
Earnings retention	-	-	-	-	52,587	(52,587)	-	-	-
Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354

The accompanying notes are an integral part of the consolidated financial statements.

NRE Participações S.A.

Consolidated statements of cash flows

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais)	2018	2017

Operating activities
Income before income taxes	98,722	50,979
Adjustments to reconcile income before income taxes
Depreciation and amortization	9,078	4,023
Allowance for doubtful accounts	7,714	2,914
Share-based compensation expense	2,161	-
Net foreign exchange differences	2,697	-
Net gain on derivative instruments	(1,219)	-
Accrued interest	1,856	20
Others	(355)	(638)
Changes in assets and liabilities
Trade receivables	(28,198)	(9,789)
Inventories	(593)	(140)
Recoverable taxes	(63)	(679)
Other assets	(3,304)	(314)
Trade payables	(1,528)	(2,377)
Taxes payables	(3,797)	(2,314)
Advances from customers	2,073	(1,594)
Labor and social obligations	(3,019)	5,872
Related parties	284	(2,688)
Other liabilities	1,706	(635)
	84,215	42,640
Income taxes paid	(3,897)	(2,723)
Net cash flows from operating activities	80,318	39,917

Investing activities
Acquisition of property and equipment	(18,634)	(16,778)
Acquisition of intangibles assets	(3,053)	(4,288)
Acquisition of subsidiaries, net of cash acquired	(221,298)	-
Loans to related parties	(594)	(1,004)
Restricted cash	(18,810)	-
Net cash flows used in investing activities	(262,389)	(22,070)
Financing activities
Proceeds from loans and financing	74,980	-
Payments of loans and financing	(6,492)	(1,135)
Related party loans	(106)	(484)
Capital increase	156,304	-
Dividends paid to non-controlling interests	(5,845)	(2,506)
Net cash flows from (used in) financing activities	218,841	(4,125)

Net increase in cash and cash equivalents	36,770	13,722
Cash and cash equivalents at the beginning of the year	25,490	11,768
Cash and cash equivalents at the end of the year	62,260	25,490

The accompanying notes are an integral part of the consolidated financial statements.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

NRE Participações S.A. (“Afya Brazil”) and its subsidiaries (collectively, the “Company”) are headquartered in Brazil. The registered office is located at Alameda Oscar Niemeyer, 119, Nova Lima, State of Minas Gerais.

On March 12, 2019, the legal name of Afya Brazil was changed to Afya Participações S.A.

The Company is formed by a network of higher education institutions. The Company’s institutions are located in four Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences.

Corporate reorganization

Afya Limited is a Cayman Islands exempted company, incorporated with limited liability on March 22, 2019 for purposes of effectuating its initial public offering (IPO) in the United States.

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A., a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controls Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and is one of Afya Brazil’s shareholders; and (ii) Guardaya (which owns 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”)) into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. Additionally, Afya Brazil is expected to acquire an additional 15% interest in UEPC in the second quarter of 2019 by a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital.

Prior to the consummation of the IPO, the Company’s shareholders will contribute all of their shares in Afya Brazil to Afya Limited. In return for this contribution, Afya Limited will issue new Class B common shares and new Class A common shares to Afya Brazil’s shareholders in exchange for the shares of Afya Brazil contributed to Afya Limited. Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information will substantially reflect the operations of Afya Brazil after the corporate reorganization.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements were authorized for issue by the Board of Directors on April 8, 2019.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as of and for the years ended December 31, 2018 and 2017.

The table below list the Company’s subsidiaries:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	2018	2017
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO	Undergraduate	Ipatinga – MG	Subsidiary	76%	76%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	-
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	-
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	-
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	80%	-
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	-
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	-

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

IPTAN and IESVAP were acquired on April 26, 2018; CCSI was acquired on May 30, 2018; IESP was acquired on November 27, 2018 and FADEP was acquired on December 5, 2018. The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates. All other subsidiaries were part of the group and consolidated before January 1, 2017.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognized the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

c)	Fair value measurement

The Company measures derivative financial instruments at fair value at each balance sheet date as disclosed in Note 11.2.1.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 180 days past due. In certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments related to cross-currency interest rate swaps in connection with a loan denominated in Euros. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result in the statement of income.

g)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

h)	Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred in the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

i)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	5 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as s finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

l)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

For impairment testing, goodwill acquired through business combinations and licences with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

m)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

n)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law and the Company’s By-Laws or is approved by the shareholders. A corresponding amount is recognized directly in equity.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

o)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

p)	Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

q)	Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for medical courses and other courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of the corresponding discounts, return and taxes, and there is no continuing management involvement with the tuition fees charged for medical courses and other courses, tuition fees for other undergraduate courses, student fees and certain education-related activities and the amount of revenue can be measured reliably.

Upon the adoption of IFRS 15 on January 1, 2018, revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assesses collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments – initial recognition and subsequent measurement.

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

r)	Taxes

The Company’s subsidiaries joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, and benefits from the exemption of the following federal taxes:

•	Income taxes and social contribution

•	PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.4	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO) is the chief operating decision maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segment, and making the Company’s strategic decisions.

The Company has one reportable segment, where the activities of the Company are to provide educational services through undergraduate and graduate courses; those activities are not controlled neither managed independently and results are monitored and evaluated as a single business. The CODM does not make strategic decisions or evaluate performance based on geographic regions.

2.5	Changes in accounting policies and disclosures

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were adopted for the first time in 2018, but did not have a material impact on the Company’s consolidated financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of December 31, 2018.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

(a)	Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes trade receivables.

Other financial assets are classified and subsequently measured, as follows:

• Financial assets at FVPL comprise derivative instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The adoption of IFRS 9 did not result in changes in the classification of the Company’s financial assets.

The accounting for the Company’s financial liabilities remains largely the same as it was under IAS 39.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

(b)	Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

The adoption of the ECL requirements of IFRS 9 did not result in relevant changes in impairment allowances of the Company’s trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

Except to the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in the consolidated financial statements.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 17 for the disclosure on disaggregated revenue.

Standards issued but not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the recognition criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$ 212,360 and lease liabilities of R$ 212,360 as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

Management has assessed the new standard and does not expect any impacts on the Company’s consolidated financial statements.

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 13

•	Financial instruments risk management and policies – Note 11.4

•	Sensitivity analyses disclosures – Note 11.4.1

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 10.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 12 for further disclosures.

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 7.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Monte Carlo model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14(b).

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Provision for legal proceedings

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 21(c). The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

4	Business combinations

The preliminary fair value of the identifiable assets and liabilities as of the date of each acquisition were:

	Fair value as of the acquisition date in 2018
	IPTAN	IESVAP	CCSI	IESP	FADEP
Assets
Cash and cash and equivalents	5,414	5,075	-	12,394	653
Trade receivables	3,507	1,197	-	4,189	3,554
Inventories	42	-	-	-	32
Recoverable taxes	96	112	-	385	-
Other assets	3,026	514	-	3,205	4,708
Property and equipment	5,621	1,868	490	6,784	3,928
Intangible assets	75,172	82,071	56,737	216,007	79,286
	92,878	90,837	57,227	242,964	92,161
Liabilities
Trade payables	(77)	(126)	-	(747)	(227)
Loans and financing	-	-	-	-	(2,669)
Labor and social obligations	(2,130)	(917)	-	(10,854)	(2,791)
Taxes payable	(901)	(172)	-	(4,192)	(2,703)
Provision for legal proceedings	(278)	-	-	(1,811)	-
Advances from customers	(379)	(1,225)	-	(1,489)	(321)
Other	(4,324)	(796)	-	-	(139)
	(8,089)	(3,236)	-	(19,093)	(8,850)
Total identifiable net assets at fair value	84,789	87,601	57,227	223,871	83,311
Non-controlling interest[1]	-	(17,520)	(22,891)	(44,774)	-
Goodwill arising on acquisition	17,446	27,956	4,664	69,808	49,661
Purchase consideration transferred	102,235	98,037	39,000	248,905	132,972
Cash paid	-	-	9,200	133,800	80,126
Capital contribution	102,235	98,037	-		-
Payable in installments	-	-	29,800	115,105	52,846
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	-	-	(1,103)	(415)	(1,875)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	5,414	5,075	(30,908)	(121,406)	(79,473)

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

(a)	Acquisition of IPTAN

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 100% of its ownership interest in IPTAN to Afya Brazil. IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the convertion to common shares on a ratio of 1 to 17.7 as disclosed in Note 15. The fair value of the consideration given was R$102,235.

The goodwill of R$ 17,446 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

As of the acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intagible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IPTAN contributed R$27,589 of net revenue and R$7,100 of income before income taxes to the Company. If the combination had taken place at the beginning of the year, net revenue would have been R$40,833 and income before income taxes would have been R$12,856.

(b)	Acquisition of IESVAP

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 80% of its ownership interest in IESVAP to Afya Brazil. IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the convertion to common shares on a ratio of 1 to 17.7 as disclosed in Note 15. The fair value of the consideration given was R$98,037.

The Company has elected to measure the non-controlling interest at the proportionate share of the acquiree’s identifiable net assets.

The goodwill of R$27,956 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESVAP contributed R$21,789 of net revenue and R$12,433 of income before income taxes to the Company. If the combination had taken place at the beginning of the year, net revenue would have been R$31,308 and income before income taxes would have been R$18,734.

(c)	Acquisition of CCSI

On May 30, 2018, Afya Brazil acquired control of CCSI, through the acquisition of 60% of CCSI. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$39,000, comprised by R$9,200 paid in cash on the acquisition date, and R$29,800 through several monthly installments due until May 2019, which is adjusted by the IGP-M rate.

The Company has elected to measure the non-controllings interest at the proportionate share of the acquiree’s identifiable net assets.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill of R$4,664 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

Transaction costs of R$1,103 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible asset acquired	Valuation technique
License

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

From the date of the acquisition, CCSI contributed R$19,176 of net revenue and R$2,653 of income before income taxes to the Company. CCSI did not have information available prior to the acquisition date to estimate the amounts of net revenue and income before income taxes if the combination had taken place at the beginning of the year.

(d)	Acquisition of IESP

On November 27, 2018, Afya Brazil acquired control of IESP, through the acquisition of 80.0% of IESP. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$248,905, comprised by a cash consideration and deferred payments as follows: i) R$129,800 paid in cash on acquisition date ; ii) R$4,000 paid in December 2018; iii) R$8,906 paid in February 2019; and R$106,200 payable in three equal installments of R$35,400 due on November 27, 2019, November 27, 2020 and November 27, 2021, adjusted by the CDI rate.

The Company has elected to measure the non-controllings interest at the proportionate share of the acquiree’s identifiable net assets.

Transaction costs of R$415 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$69,808 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESP contributed R$8,856 of net revenue and R$1,990 of income before income taxes to the Company. If the combination had taken place at the beginning of the year, net revenue would have been R$105,437 and income before income taxes would have been R$38,892.

(e)	Acquisition of FADEP

On December 5, 2018, Afya Brazil acquired control of FADEP, through the acquisition of 100% of RD Administração e Participação Ltda, which has a 89% interest in FADEP and Afya Brazil also acquired 11% interest in FADEP from the selling shareholder. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The acquisition of FADEP represented an opportunity for the Company to achieve greater scale and to expand its operations to the southern region of Brazil.

The purchase consideration transferred amounted to R$132,972, comprised by R$80,126 paid in cash on the acquisition date; and R$ 52,846 payable in three equal installments of R$ 17,615.5 payable semiannually from the acquisition date and adjusted by the SELIC rate.

Transaction costs of R$ 1,875 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$ 49,661 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, FADEP contributed R$4,681 of net revenue and R$2,488 of income before income taxes to the Company. If the combination had taken place at the beginning of the year, net revenue would have been R$36,279 and income before income taxes would have been R$12,706.

5	Cash and cash equivalents

	2018	2017

Cash and bank deposits	4,560	1,489
Cash equivalents	57,700	24,001
	62,260	25,490

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of December 31, 2018, the average interest on these CDB are equivalent to 99.28% of the Interbank Certificates of Deposit (“CDI”) (2017: 100%). These funds are available for immediate use and have insignificant risk of changes in value.

6	Restricted cash

As of December 31, 2018, the restricted cash of R$18,810 corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for the loan denominated in Euros. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until a integral payment of the loan. As of December 31, 2018, the average interest on these funds are equivalent to 98.22% of the CDI.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	2018	2017

Tuition fees	57,548	24,873
Proeducar	1,882	1,884
FIES	4,576	2,104
Others	7,211	5,681
	71,217	34,542
(-) Allowance for doubtful accounts	(7,537)	(3,794)
	63,680	30,748
Current	58,445	28,489
Non-current	5,235	2,259

Non-current portion represents receivables with government institutions as well as students on payment plans.

As of December 31, 2018 and 2017, the aging of trade receivables was as follows:

	2018	2017

Neither past due nor impaired	18,194	7,023
Past due
1 to 30 days	14,433	6,997
31 to 90 days	18,413	9,412
91 to 180 days	15,394	7,712
More than 180 days	4,783	3,398
	71,217	34,542

The changes in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017, was as follows:

	2018	2017

Balance at the beginning of the year	(3,794)	(1,100)
Additions	(7,714)	(2,914)
Write-offs	3,971	220
Balance at the end of the year	(7,537)	(3,794)

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2018	2017
Assets
IESVAP (a)	-	543
IPTAN (a)	-	2,097
Credits with shareholders (b)	1,598	1,004
	1,598	3,644
Current	-	2,640
Non-current	1,598	1,004

Liabilities
Nicolau Carvalho Esteves (c)	-	106
	-	106
Other income
IESVAP (a)	252	543
IPTAN (a)	882	2,097
	1,134	2,640
Lease expenses
RVL Esteves Gestão Imobiliária S.A.	9,655	9,264
UNIVAÇO Patrimonial Ltda.	2,625	2,549
IESVAP Patrimonial Ltda.	1,274	-
	13,554	11,813

(a)	Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018.

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil mainly related to payments of legal cost and advisory services.

(c)	Accounts payable to the shareholder Nicolau Carvalho Esteves settled in 2018.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

The Company has entered into lease agrements with RVL Esteves Gestão Imobiliária S.A., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL Esteves Gestão Imobiliária S.A. entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

On September 6, 2018, RVL Esteves Gestão Imobiliária S.A. entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease the ITPAC campus to ITPAC located in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

RVL Esteves Gestão Imobiliária S.A. entered into a lease agreement with Afya Brazil, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. The lease agreement is subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

The Company recorded leases expenses in connection with the leases agreements with RVL Esteves Gestão Imobiliária S.A. of R$9,655 n in 2018 and R$9,264 in 2017.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease expenses in connection with this lease agreement totaled R$2,625 in 2018 and R$2,549 in 2017.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease expenses in connection with this lease agreement totaled R$1,274 in 2018.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2018	2017

Short-term employee benefits	2,681	2,103
Share-based compensation plan	2,161	-
	4,842	2,103

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in the Afya Brazil’s share-based compensation plan (see Note 14(b)).

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Property and equipment

Cost	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of January 1, 2017	13,384	-	111	6,267	4,643	8,737	-	745	1,187	35,074
Additions	6,767	-	9	2,090	1,857	1,279	-	6,356	-	18,358
Disposals	(16)	-	-	-	(6)	-	-	(7)	-	(29)
As of December 31, 2017	20,135	-	120	8,357	6,494	10,016	-	7,094	1,187	53,403
Additions	3,226	2,770	-	1,023	1,728	949	-	1,940	7,918	19,554
Transfers	-	-	-	-	-	-	-	2,271	(2,271)	-
Business combinations	7,142	-	62	2,517	2,021	1,873	597	577	3,902	18,691
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648

Depreciation
As of January 1, 2017	(6,464)	-	(14)	(2,884)	(2,994)	(5,258)	-	(3)	-	(17,617)
Depreciation	(1,352)	-	(35)	(565)	(482)	(754)	-	(136)	-	(3,324)
Disposals	6	-	-	-	4	-	-	3		13
As of December 31, 2017	(7,810)	-	(49)	(3,449)	(3,472)	(6,012)	-	(136)	-	(20,928)
Depreciation	(1,886)	-	(10)	(812)	(1,017)	(1,003)	(27)	(202)	-	(4,957)
As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)

Net book value
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763
As of December 31, 2017	12,325	-	71	4,908	3,022	4,004	-	6,958	1,187	32,475

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2018 and 2017.

10	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Customer relationships	Software	Educational platform and software in progress	Total

Cost
As of January 1, 2017	-	-	-	2,345	-	2,345
Additions	-	-	-	4,288	-	4,288
As of December 31, 2017	-	-	-	6,633	-	6,633
Additions	-	-	-	1,301	1,752	3,053
Disposals	-	-	-	-	-	-
Business combinations	169,535	445,616	63,303	354	-	678,808
As of December 31, 2018	169,535	445,616	63,303	8,288	1,752	688,494

Amortization
As of January 1, 2017	-	-	-	(1,205)	-	(1,205)
Amortization	-	-	-	(699)	-	(699)
As of December 31, 2017	-	-	-	(1,904)	-	(1,904)
Amortization	-	-	(2,945)	(1,176)	-	(4,121)
As of December 31, 2018	-	-	(2,945)	(3,080)	-	(6,025)

Net book value
As of December 31, 2018	169,535	445,616	60,358	5,208	1,752	682,469
As of December 31, 2017	-	-	-	4,729	-	4,729

Licences with indefinite useful life include intangible assets acquired through business combinations. The licences for medicine and other courses granted by the Ministry of Education (“MEC”) to the companies acquired have no expiration date and the Company has determined that theses assets have indefinite useful lives.

For impairment testing goodwill and licences with indefinite useful lives acquired through business combinations are allocated to CGUs.

The Company performed its annual impairment test on December 31, 2018. The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2018.

As a result of the recent acquisitions during 2018, the carrying amounts of certain CGUs, which includes the carrying amounts of goodwill and licenses with indefinite useful lives, are approximate to their value is use.

The carrying amounts of goodwill and licenses with indefinite useful lives by CGU and their value in use and the discount rates used for the impairment assessment as of December 31, 2018 was:

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

	Carrying amount
CGU	Goodwill	Licenses with indefinite useful life	CGU	Value in use - CGU	Pre-tax discount rate

IPTAN	17,446	57,214	100,679	105,459	19.33%
IESVAP	27,956	81,366	114,974	137,822	21.88%
CCSI	4,664	56,737	68,691	71,084	23.60%
IESP	69,808	179,693	270,895	311,131	17.82%
FADEP	49,661	70,606	132,865	132,972	19.34%

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment – refer to the number of students that are currently enrolled in each CGU.

Tuition fees – is the monthly fee charged to students.

Occupancy rate – the occupancy rate of the medical schools is the ratio of the nuber of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity – the regulatory capacity is definied by the number of medical shcools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty – refer to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Discount rates: discount rates represent the current market assessment of the risks specific to the CGU being tested.

(b)	Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the year ended December 31, 2018 are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years

For the years ended December 31, 2018 and 2017, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Financial assets and financial liabilities

11.1 Financial assets

Financial assets	2018	2017
At amortized cost
Cash and cash equivalents	62,260	25,490
Trade receivables	63,680	30,748
Restricted cash	18,810	-
Related parties	1,598	3,644
Total	146,348	59,882
Current	120,705	56,619
Non-current	25,643	3,263

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	1,219	-
Total	1,219	-
Current	556	-
Non-current	663	-

Debt instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents and restricted cash.

Derivatives not designated as hedging instruments reflect the positive change in fair value of cross-currency interest rate swaps that are not designated in hedge relationships, but are intended to mitigate the foreign currency risk for the loan denominated in Euros.

11.2 Financial liabilities

Financial liabilities	2018	2017
At amortized cost
Trade payables	8,104	6,739
Loans and financing	77,829	3,823
Accounts payable to selling shareholders	177,730	-
Advances from customers	13,737	8,250
Related parties	-	106
Total	277,400	18,918
Current	137,509	16,150
Non-current	139,891	2,768

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	2018	2017

Itaú Unibanco S.A.	Euro	1.01% p.a.	2020	77,829	-
BNDES	Brazilian real	TJLP + 3.3% p.a	2018	-	3,823
				77,829	3,823
Current				26,800	1,161
Non-current				51,029	2,662

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$74,980 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x during 2018 and 2019 and 1.8x in 2020. As of December 31, 2018, the ratio of Net Debt to EBITDA was 1.7x and Afya Brazil is in compliance with this financial ratio.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.a. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of December 31, 2018.

Cross-currency interest rate swap agreements	Principal amount (notional)	Fair value

Asset position: Euros + 1.01% p.a.	74,986	78,813
Liability position: 128% of CDI	74,986	(77,594)
Net position (asset)		1,219
Current assets		556
Noncurrent assets		663

The loan is guaranteed by financial investments in the amount of R$ 18,810, as disclosed in Note 6.

11.2.2 Accounts payable to selling shareholders

2018
-
Acquisition of CCSI	8,990
Acquisition of IESP	115,656
Acquisition of FADEP	53,084
177,730
Current	88,868
Non-current	88,862

On May 30, 2018, Afya Brazil acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and matures in May 2019.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 is payable in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, payable on November 27, 2019, November 27, 2020 and November 27, 2021 and adjusted by the CDI rate.

On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615.5, payable semi-annually from the transaction closing date and adjusted by the SELIC rate.

11.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	18,810	18,810	-	-
Trade receivables (non-current)	5,235	5,235	2,259	2,259
Derivatives	1,219	1,219	-	-
Total	25,264	25,264	2,259	2,259

Financial liabilities
Loans and financing	77,829	78,813	3,823	3,823
Accounts payable to selling shareholders	177,730	177,730	-	-
Total	255,559	256,543	3,823	3,823

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other current receivables, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at December 31, 2018 was assessed to be insignificant.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

11.4 Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

11.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2018.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following tabe demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, restricted cash and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

				Increase / decrease in basis points
	Balance as of 12/31/2018	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	57,700	99.28% CDI – 6.35%	R$3,666	R$4,099	R$3,233	R$4,532	R$2,801

Restricted cash	18,810	98.22% CDI – 6.29%	R$1,182	R$1,323	R$1,041	R$1,465	R$900

Accounts payable to selling shareholders	8,990	IGPM – 7.55%	R$679	R$746	R$611	R$814	R$544
Accounts payable to selling shareholders	115,656	CDI – 6.40%	R$7,402	R$8,269	R$6,535	R$9,137	R$5,667
Accounts payable to selling shareholders	53,084	SELIC – 6.50%	R$3,450	R$3,849	R$3,052	R$4,247	R$2,654

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$77,829 as of December 31, 2018.

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate (R$4.439 to Euro 1.00) as of December 31, 2018, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2018
Loans and financing	77,829	7,783	(7,783)

The cross-currency interest rate swaps mitigates the effects of foreign exchange rates on the loan denominated in Euros.

11.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Oustanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limites assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amounts of its financial assets.

11.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	8,104	-	-	-	8,104
Loans and financing	26,800	51,029	-	-	77,829
Accounts payable to selling shareholders	88,868	88,862	-	-	177,730
Advances from customers	13,737	-	-	-	13,737
Dividends payable	4,107	-	-	-	4,107
	141,616	139,891	-	-	281,507

As of December 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	6,739	-	-	-	6,739
Loans and financing	1,161	2,662	-	-	3,823
Advances from customers	8,250	-	-	-	8,250
Related parties	-	106	-	-	106
Dividends payable	14,888	-	-	-	14,888
	31,038	2,768	-	-	33,806

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

11.5 Changes In liabilities arising from financing activities

	January 1, 2018	Cash flows	Foreign exchange movement	Other	December 31, 2018
Loans and financing	3,823	68,488	2,697	2,821	77,829
Related parties	106	(106)	-	-	-
Dividends payable	14,888	(5,845)	-	(4,936)	4,107
Total	18,817	62,537	2,697	(2,115)	81,936

	January 1, 2017	Cash flows	Foreign exchange movement	Other	December 31, 2017
Loans and financing	4,944	(1,135)	-	14	3,823
Related parties	590	(484)	-	-	106
Dividends payable	4,107	(2,506)	-	13,290	14,888
Total	9,641	(4,125)	-	13,304	18,817

12	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2018 and 2017.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	-	1,219	-
Assets for which fair values are disclosed
Trade receivables (non-current)	5,235	-	5,235	-
Restricted cash	18,810	-	18,810	-
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	-	(78,813)	-
Accounts payable to selling shareholders	(177,730)	-	(177,730)	-

December 31, 2017
Assets for which fair values are disclosed
Trade receivables (non-current)	2,259	-	2,259	-
Liabilities for which fair values are disclosed
Loans and financing	(3,823)	-	(3,823)	-

There were no transfers between Level 1 and Level 2 during 2018 and 2017.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximise the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	2018	2017

Loans and financing	77,829	3,823
Less: cash and cash equivalents	(62,260)	(25,490)
Less: restricted cash	(18,810)	-
Net debt	(3,241)	(21,667)
Total equity	590,354	46,762
Total equity and net debt	587,113	25,095

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

14	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 1,945 and R$ 1,900 for the years ended December 31, 2018 and 2017, respectively.

b)	Share-based compensation plan

Afya Brazil implemented a share-based compensation plan approved by its shareholders on May 15, 2018. The Company granted 51,240 stock options in May 2018 to selected key executives. The share-based compensation plan was designed to attract and retain key executives.

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model, taking into account the terms and conditions on which the stock options were granted.

The stock options vest during a four-year period, considering the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The stock options should be exercised in 15 days after the end of each vesting period. The Company’s Board of Directors determines the exercise price of the Company’s Class B preferred shares to be offered under share-based compensation plan. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of BR Health’s interest on Afya Brazil.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2018 was R$2,161.

The following table illustrates the number and movements in stock options during the year:

Number of stock options
Outstanding at January 1, 2018	-
Granted	51,240
Forfeited	-
Exercised	(5,124)
Expired	-
Outstanding at December 31, 2018	46,116

The following table list the inputs to the model used to determine the fair value of the stock options:

Afya Brazil plan

Weighted average fair value at the measurement date	R$366.16
Grant date	05/15/2018
Dividend yield (%)	0.0%
Expected volatility (%)	49.5%
Risk-free interest rate (%)	7.7%
Expected life of stock options (years)	4.0
Weighted average share price	R$254.13
Model used	Monte Carlo

The expected volatility was calculated considering average volatility of companies in the same industry in the last three years. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

15	Equity

a.	Share capital

As of December 31, 2018, the Company’s share capital was R$ 315,000 (R$ 66,485 as of December 31, 2017) represented by 1,443,541 shares, comprised of 1,411,895

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares (1,149,603 common shares as of December 31, 2017).

Common shares are the only class of shares with voting rights.

Class A preferred shares have the following characteristics: (i) do not grant voting rights at the shareholders meetings; (ii) the right to receive an amount, as dividend, per share equal to 17.7 times the amount received per common share; and (iii) are convertible into common shares at the ratio of 1 preferred share for 17.7 common shares in the situations described in the Shareholders Agreement.

Class B preferred shares have no voting rights and will have priority in capital reimbursement in case of liquidation of the Company, with no premium. Class B preferred shares are convertible into common shares at the ratio of 1 Class B preferred share for 1 common share, in certain situations.

On April 26, 2018, the shareholders approved a capital increases of (i) R$55,000 through the issuance of 124,994 common shares; and (ii) R$ 11,670 through the issuance of 26,523 Class A preferred shares.

On August 31, 2018, the Board of Directors approved a capital increase of R$1,304 through the issuance of 5,123 Class B preferred shares.

On December 4, 2018, the shareholders approved a capital increase of R$99,999 through the issuance of 137,298 common shares.

On December 31, 2018, the shareholders approved a capital increase of R$ 80,541 with earnings reserves and retained earnings without an issuance of new shares.

b.	Additional paid-in capital

Additional paid-in capital includes dividends distributed to shareholders and fair value adjustments on the capital contribution of IPTAN and IESVAP, which were.recorded as business combinations.

c.	Legal reserve

Legal reserve is recorded in accordance with the Brazilian Corporate Law and the Company’s By-Laws, based on 5% of the net income for the year, and it is limited to 20% of the share capital.

d.	Retained earnings reserve

Retained earnings reserve includes mainly the remaining profitnet income for the year after the allocation to legal reserve and the distribution of minimum mandatory dividends.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

e.	Dividends

The Company is required to pay a minimum dividend of 25% of the net income for the year, as adjusted in accordance with the Brazilian Corporate Law and the Company’s By-Laws. Any amount in excess to the minimum dividend must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

On December 31, 2018, the shareholders decided to renounce for the dividends for the year ended December 31, 2018. Accordingly, the Company did not distribute dividends in the year ended December 31, 2018.

16	Earnings per share (EPS)

Although there are differences between common and Class A and Class B preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The Company’s Class A preferred shares carry economic rights, including dividend rights, 17.7 times those of common shares. Accordingly, net income for the year attributable to equity holders of the parent is allocated in proportion to equity holders’ interest in common shares and preferred shares.

Consequently, earnings per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common and preferred shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects. Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2018 Common	2017 Common
Numerator
Net income attributable to equity holders of the parent for basic earnings	86,353	45,393
Denominator *
Weighted average number of outstanding shares	1,676,288	1,149,603
Effects of dilution from stock options	30,025	-
Weighted average number of outstanding shares adjusted for the effect of dilution	1,706,313	1,149,603

Basic earnings per share (R$)	51.51	39.49
Diluted earnings per share (R$)	50.61	39.49

* Reflects the conversion of all Class A and Class B preferred shares into common shares approved by the Company’s shareholders on March 12, 2019, considering a ratio of one Class A preferred share into 23.74 common shares, and a ratio of one Class B preferred share into one common share. As required by IAS 33 – Earnings per Share, the calculation of basic and diluted earnings per share was adjusted retrospectively to reflect the conversion of the weighted average of Class A preferred shares into common shares; accordingly, the weighted average of 1,676,288 shares for the year ended December 31, 2018 is comprised by 1,245,029 common shares, 18,094 Class A preferred shares equivalent to 429,547 common shares, and 1,712 Class B preferred shares into 1,712 common shares. For the year ended December 31, 2017, the Company had only common shares.

17	Revenue

The Company’s net revenue is as follows:

	2018	2017

Tuition fees	385,784	246,601
Other	4,414	2,204
Deductions
Granted discounts	(11,104)	(4,461)
Early payment discounts	(3,189)	(2,840)
Returns	(1,801)	(1,117)
Taxes	(24,239)	(14,593)
PROUNI	(15,930)	(9,786)
Net revenue from contracts with customers	333,935	216,008
Timing of revenue recognition
Tuition fees - Transferred over time	331,045	214,095
Other - Transferred at a point in time	2,890	1,913

The Company`s revenue from contracts with customers are all in Brazil.

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

18	Expenses and cost by nature

	2018	2017

Cost of services	(168,052)	(124,065)
General and administrative expenses	(70,034)	(45,355)
Total	(238,086)	(169,420)

Payroll	(156,623)	(110,281)
Hospital and medical agreements	(10,209)	(9,249)
Depreciation and amortization	(9,078)	(4,023)
Rent	(20,302)	(15,748)
Commercial expenses	(362)	(236)
Utilities	(2,701)	(2,205)
Maintenance	(2,373)	(2,943)
Tax expenses	(828)	(738)
Pedagogical services	(4,212)	(3,714)
Sales and marketing	(3,532)	(2,154)
Allowance for doubtful accounts	(7,714)	(2,914)
Travel expenses	(1,816)	(1,731)
Consulting fees	(7,245)	(3,591)
Other	(11,091)	(9,893)
Total	(238,086)	(169,420)

19	Finance result

	2018	2017

Income from financial investments	4,680	2,017
Changes in fair value of derivative instruments	1,219	-
Interest received	4,364	3,174
Other	165	31
Finance income	10,428	5,222

Interest expense	(2,404)	(1,042)
Financial discounts granted	(1,063)	(1,210)
Bank fees	(1,219)	(1,015)
Foreign exchange variation	(2,697)	-
Other	(771)	(319)
Finance expenses	(8,154)	(3,586)

Finance result	2,274	1,636

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Reconciliation of income taxes expense

	2018	2017

Income before income taxes	98,722	50,979
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(33,565)	(17,333)
Reconciliation adjustments:
PROUNI - Fiscal Incentive (a)	30,564	15,905
Other	(987)	(1,072)
Income taxes expense - current	(3,988)	(2,500)
Effective rate	4.04%	4.90%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

Deferred income taxes

As of December 31, 2018, the Company had unrecognized deferred income tax assets onf temporary differences in the amount of R$ 7,849 which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

21	Commitments, insurance contracts and contingencies

a)	Operating lease commitments – Company as a lessee

The Company has entered into operating leases for its campuses and offices, with lease terms between 4, 5 and 20 years. The Company has the option, under some of its leases, to lease the assets for additional terms of each agreement.

Future minimum lease payable under non-cancellable operating leases as of December 31, 2018 and 2017 are as follows:

	2018	2017

Within one year	30,527	16,215
After one year but not more than three years	60,745	33,730
After three years but not more than five years	58,373	32,286
More than five years	371,150	202,198
Total	520,795	284,429

The Company has agreements that contains contingent rents, i.e., lease payments that are based on a range from 2.5% to 7.5% of the revenues of certain campuses and does not contains minimum lease payments.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

b)	Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

c)	Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balance as of January 1, 2017	890	1,421	2,311
Additions	-	2	2
Reversals	(593)	-	(593)
Balances as of December 31, 2017	297	1,423	1,720
Additions	2,102	-	2,102
Reversals	(166)	(191)	(357)
Balances as of December 31, 2018	2,233	1,232	3,465

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2018	2017

Labor	572	562
Civil	26,816	26,478
Taxes and social security	391	391
Total	27,779	27,431

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 327 as of December 31, 2018 (R$ 221 as of December 31, 2017).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the sellling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 3,091 is presented in other assets in the non-current assets.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Non-cash transactions

During 2018 and 2017, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were (i) business combinations of IPTAN and IESVAP, which are described in Note 4 – Business Combinations; (ii) purchase consideration payable in installments in connection with the acquisitions of CCSI, IESP and FADEP which are described in Note 11.2.2 – Accounts payable to selling shareholders.

23	Subsequent events

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of Instituto Educacional Santo Agostinho Ltda. (“FASA”) providing for the acquisition of 90% of FASA. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine and other courses. FASA will contribute with 185 undergraduate medical seats to the Company and its acquisition is in line with the Company’s strategy to focus on medical education, including medical schools. The FASA acquisition was consummated on April 3, 2019. The purchase price of R$ 204,587, will be paid and adjusted in accordance with the terms of the purchase agreement. The acquisition date fair value of each major class of consideration, including the allocation of the purchase price, the amount of the non-controlling interest has not been completed by the Company as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded the acquistion. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 1,887. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

In February 2019, Afya Brazil signed a purchase agreement for the acquisition of 100% of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”). IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro and São Paulo and in the Distrito Federal. It focuses on medical graduate programs and will contribute approximately 1,500 students to Afya Brazil. IPEMED acquisition is in line with the Company’s strategy to focus on medical education, including post-graduated medical education. The transaction is subject to antitrust regulatory approval and closing is expected to occur in May 2019, accordingly this acquisition had not been completed at the date of issuance of these financial statements.

On March 8, 2019, the shareholders approved (i) a renounce of dividends for the year ended December 31, 2016 of R$4,107; (ii) an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.4, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family; and (iii) a change in the conversion ratio of the Company's Class A preferred shares into common shares, which changed from one Class A preferred share into 17.7 common shares to one Class A preferred share to 23.74 common shares; and equal change in the distribution ratio of the priority dividends of the Company's Class A preferred shares.

NRE Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

On March 12, 2019, the shareholders approved (i) the change in the Company’s legal name to Afya Participações S.A.; (ii) the conversion of all of the 26,523 Class A preferred shares into 629,656 common shares, in the ratio of 1 Class A preferred share to 23.74 common shares; (iii) the conversion of all of the 5,123 Class B preferred shares into 5,123 common shares at a ratio of one Class B preferred share for one common share; (iv) the extinguishment of the Company's Class A and Class B preferred shares. There was no right of withdrawal, since the Afya Brazil's existing Class A and Class B preferred shares were converted into common shares in the proportions previously approved by the shareholders at the Extraordinary General Meeting; (v) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (vi) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immeditately canceled by the Company, without reduction of its share capital.

After all the equity changes approved by the shareholders in the Extraordinary General Meetings, as mentioned above, Afya Brazil’s share capital totaled R$ 465,000, represented by 2,080,211 common shares.

***

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Financial statements as of April 25, 2018 and December 31, 2017

Report of Independent Auditors

To the Shareholders and Management of

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

We have audited the accompanying financial statements of IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., which comprise the statements of financial position as of April 25, 2018 and December 31, 2017, and the related statements of income and comprehensive income, changes in equity and cash flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 2.1 to the financial statements, IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. has not presented the statements of income and comprehensive income, changes in equity and cash flows for the comparable period of the preceding financial year, which are required by International Financial Reporting Standards as issued by the International Accounting Standards Board – IASB, because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X.

Qualified Opinion

In our opinion, except for the omission of comparative information as referred in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. as of April 25, 2018 and December 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

April 8, 2019

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Statements of financial position

As of April 25, 2018 and December 31, 2017

(In thousands of Brazilian reais)

	Notes	April 25, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	5,414	392
Trade receivables	5	3,391	3,069
Inventories		42	33
Recoverable taxes		96	55
Other assets		104	902
Total current assets		9,047	4,451
Non-current assets
Trade receivables	5	116	-
Other receivables	6	2,866	2,620
Other assets		57	75
Property and equipment	7	5,490	4,392
Intangible assets		326	353
Total non-current assets		8,855	7,440
Total assets		17,902	11,891

Liabilities
Current liabilities
Trade payables		77	316
Advances from customers		379	687
Labor and social obligations		2,130	2,605
Taxes payable		637	696
Related parties	8	2,979	2,097
Total current liabilities		6,202	6,401
Non-current liabilities
Taxes payable		264	278
Related parties	8	1,345	451
Provision for legal proceedings	16	278	278
Other liabilities		-	315
Total non-current liabilities		1,887	1,322
Total liabilities		8,089	7,723

Equity
Share capital	9	100	100
Retained earnings		9,713	4,068
Total equity		9,813	4,168
Total liabilities and equity		17,902	11,891

The accompanying notes are an integral part of the financial statements.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Statements of income and comprehensive income

For the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017

(In thousands of Brazilian reais)

	Notes	April 25, 2018	December 31, 2017

Net revenue	10	13,244	30,069
Cost of services	11	(4,933)	(16,368)
Gross profit		8,311	13,701

General and administrative expenses	11	(2,662)	(7,012)
Operating income		5,649	6,689

Finance income	12	224	256
Finance expenses	12	(117)	(397)
Finance result		107	(141)
Income before income taxes		5,756	6,548

Income taxes expense	13	(111)	(68)
Net income		5,645	6,480

Other comprehensive income		-	-
Total comprehensive income		5,645	6,480

The accompanying notes are an integral part of the financial statements.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Statements of changes in equity

For the period from January 1, 2018 to April 25, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Share capital	Additional paid-in capital	Unpaid capital	Retained earnings	Total
Balances at January 1, 2017	3,890	(5,281)	(6)	2,079	682

Net income for the year	-	-	-	6,480	6,480
Total comprehensive income	-	-	-	6,480	6,480
Capital increase	1,491	-	6	(1,491)	6
Capital decrease	(5,281)	5,281	-	-	-
Dividends	-	-	-	(3,000)	(3,000)
Balances at December 31, 2017	100	-	-	4,068	4,168

Net income for the period	-	-	-	5,645	5,645
Total comprehensive income	-	-	-	5,645	5,645
Balances at April 25, 2018	100	-	-	9,713	9,813

The accompanying notes are an integral part of the financial statements.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Statements of cash flows

For the period from January 1, 2018 to April 25, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	April 25, 2018	December 31, 2017

Operating activities
Income before income taxes	5,756	6,548
Adjustments to reconcile income before income taxes
Depreciation and amortization	259	674
Allowance for doubtful accounts	326	998
	6,341	8,220
Changes in assets and liabilities
Trade receivables	(764)	(2,281)
Recoverable taxes	(41)	(4)
Inventories	(9)	46
Other assets	570	(1,880)
Trade payables	(239)	(1,998)
Labor and social obligation	(475)	1,419
Tax payables	(73)	203
Advances from customers	(308)	178
Related parties	882	2,097
Other liabilities	(315)	320
	(772)	(1,900)
Income taxes paid	(111)	(68)
Net cash flows from operating activities	5,458	6,252
Investing activities
Acquisition of property and equipment	(1,889)	(1,588)
Acquistion of intangible assets	-	(286)
Proceeds from sale of property and equipment	559	-
Net cash flows used in investing activities	(1,330)	(1,874)
Financing activities
Dividends paid	-	(3,000)
Proceeds from (payments of) related parties loans	894	(1,530)
Net cash flows from (used in) financing activities	894	(4,530)
Increase (decrease) in cash and cash equivalents	5,022	(152)
Cash and cash equivalents at the beginning of the period/year	392	544
Cash and cash equivalents at the end of the period/year	5,414	392

The accompanying notes are an integral part of the financial statements.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN” or the “Company”) is headquartered in Brazil. The registered office is located at Av. Leite de Castro, 1101, São João Del Rei, State of Minas Gerais.

IPTAN is a post-secondary education institution and offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines.

On February 8, 2018, the shareholders approved the transformation of the Company from a private limited liability company into a corporation with unlimited liability.

On April 26, 2018, the Esteves Family, which is the controlling shareholder of IPTAN increased the capital of NRE Participações S.A. (“NRE”), transfering its ownership of IPTAN to NRE.

1.1	Purpose of the financial statements

These financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Significant accounting policies

2.1	Basis for preparation of the financial statements

The Company’s financial statements as of April 25, 2018 and for the period from January 1, 2018 to April 25, 2018 and as of and for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Considering the purpose of these financial statements, the Company has presented the statements of income and comprehensive income, changes in equity and cash flows are prepared for the period from January 1, 2018 to April 25, 2018 (the date prior to the acquisition by NRE), with comparative information for the full year ended December 31, 2017. International Accounting Standard (“IAS”) No. 1, requires the presentation of comparative information in respect of the preceding period for all the amounts reported in the current period’s financial statements with the purpose to provide information that is useful in analyzing an entity’s financial statements. Considering the purpose of preparation of these financial statements, the presentation referred to above did not include the comparative information for the period from January 1, 2017 to April 25, 2017.

The financial statements have been prepared on a historical cost basis.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These financial statements were authorized for issue by Management on April 8, 2019.

2.2	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these financial statements in addition to other policies that have been disclosed in other notes to these financial statements. These policies have been consistently applied to all periods presented.

a)	Current versus non-current classification

The Company presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

b)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. As of April 25, 2018 and December 31, 2018, the Company had only financial assets at amortized cost.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in statement of income when the asset is derecognized, modified or impaired.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statements of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

As of April 25, 2018 and December 31, 2017, the Company had only financial liabilities classified as loans and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

d)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the average cost method and includes costs incurred on the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

f)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Furniture and fixtures	10 years
IT equipment	5 years
Leasehold improvements	5 years
Library books	10 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

g)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

h)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Any loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the statement of income when the asset is derecognized.

i)	Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Company’s single CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

The Company is a part to legal and labor proceedings. Provisions are recorded when it is probable that an outflow of resources will be made to settle the obligation and a reasonable estimate can be made. The assessment of probability of loss includes (i) the analysis of the available procedural evidence; (ii) the hierarchy of laws, jurisprudence and / or more recent court decisions and their relevance in the legal order; and (iii) mainly the assessment made by external lawyers. Provisions are reviewed and adjusted to take into account updates or changes of circumstances or progress of the legal proceedings involving the Company, as well as effects of applicable limitation periods, and also based on new topics discussed, new court decisions or changes in jurisprudential positions.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

k)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the profit for the year in accordance with the Brazilian Corporate Law and the Company’s By-laws or approved by the shareholders. A corresponding amount is recognized directly in equity.

l)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

m)	Revenue recognition from contracts with customers

The Company's revenues primarily consist of tuition fees charged for medical courses and other clinical programs. The Company also generates revenues from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Revenue is recognized when services are rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues is recognized net of scholarships and other discounts, cancellations and taxes on revenue.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assess collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term. The Company records refunds as a reduction of advances from customers as applicable.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Advances from customers

Advances from customers are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before the Company transfers services to the customer, an advance from customers recognized when the payment is received. Advances from customers are recognized as revenue when the Company performs under the contract.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

n)	Taxes

The Company joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal government program that grants scolarships to low-income post-secondary education students and exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, benefits from exemption of the following federal taxes:

•	Income taxes and social contribution

•	PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the (Brazilian Internal Revenue Service), specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were applied for the first time in 2018, but did not have an impact on the Company’s financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of April 25, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

(a) Classification and measurement

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Company. The following are the changes in the classification of the Company’s financial assets are:

• Trade receivables and other receivables previously classified as Loans and receivables are hled to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are now classified and measured as Debt instruments at amortized cost.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The Company has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement of Company’s financial liabilities.

(b) Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The adoption of the ECL requirements of IFRS 9 did not result in relevant changes in impairment allowances of the Company`s trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Except to the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in financial statements.

Presentation and disclosure requirements

As required for the financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.See Note 10 for the disclosure on disaggregated revenue.

New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$ 4,893 and lease liabilities of R$ 4,893, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

3	Significant accounting estimates and assumptions

The preparation of the Company’s financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively. Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 15

•	Financial instruments risk management and policies – Note 15

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 5.

4	Cash and cash equivalents

	April 25, 2018	December 31, 2017

Cash and bank deposits	474	195
Cash equivalents (a)	4,940	197
	5,414	392

(a)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of April 25, 2018, the average interest on these CDB are equivalent to 98% of the Interbank Certificates of Deposit (“CDI”) (100% as of December 31, 2017). These funds are available for immediate use and have insignificant risk of changes in value.

5	Trade receivables

	April 25, 2018	December 31, 2017

Tuition fees	4,831	4,067
(-) Allowance for doubtful accounts	(1,324)	(998)
	3,507	3,069
Current	3,391	3,069
Non-current	116	-

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of April 25, 2018 and December 31, 2017, the aging of trade receivables was as follows:

	April 25, 2018	December 31, 2017

Neither past due nor impaired	751	763
Past due
1 to 30 days	1,381	928
31 to 90 days	1,257	808
91 to 180 days	272	630
More than 180 days	1,170	938
	4,831	4,067

The movement in the allowance for doubtful accounts for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017, was as follows:

Balance at January 1, 2017	-
Additions	(998)
Balance at December 31, 2017	(998)
Additions	(326)
Balance at April 25, 2018	(1,324)

6	Other receivables

	April 25, 2018	December 31, 2017
Non-current assets
Centro de Educação Continuada Profissional Tiradentes - CENEP (a)	2,866	2,620

(a)	The Company has an agreement with CENEP that ends in June 2019 to manage and provide some technical courses at their location. All costs incurred by the Company in accordance with the agreement will be reimbursed at the end of the agreement.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Furniture and fixtures	IT equipment	Leasehold improvements	Library books	Construction in progress	Total
Balances as of January 1, 2017	1,418	754	909	2,206	1,264	-	6,551
Additions	301	157	172	131	268	559	1,588
Disposals	-	-	-	-	-	-	-
Balances as of December 31, 2017	1,719	911	1,081	2,337	1,532	559	8,139
Additions	527	171	97	917	6	171	1,889
Disposals	-	-	-	-	-	(559)	(559)
Transfer	-	-	-	122	-	(122)	-
Balances as of April 25, 2018	2,246	1,082	1,178	3,376	1,538	49	9,469

Depreciation
Balances as of January 1, 2017	(391)	(352)	(386)	(1,527)	(466)	-	(3,122)
Depreciation	(144)	(66)	(147)	(150)	(118)	-	(625)
Balances as of December 31, 2017	(535)	(418)	(533)	(1,677)	(584)	-	(3,747)
Depreciation	(56)	(25)	(55)	(52)	(44)	-	(232)
Balances as of April 25, 2018	(591)	(443)	(588)	(1,729)	(628)	-	(3,979)

Net book value
Balances as of April 25, 2018	1,655	639	590	1,647	910	49	5,490
Balances as of December 31, 2017	1,184	493	548	660	948	559	4,392

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of April 25, 2018 and December 31, 2017 and for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017.

8	Related parties

The table below summarizes the balances and transactions with related parties:

	April 25, 2018	December 31, 2017
Liabilities
NRE Participações S.A. (a)	2,979	2,097
ITPAC Araguaína (b)	151	151
ITPAC Porto (b)	1,194	300
	4,324	2,548
Current	2,979	2,097
Non-current	1,345	451

(a)	The amount payable to NRE refers to the reimbusrment of corporate expenses and shared service center

(b)	Loans from related parties without monetary indexation.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

	April 25, 2018	December 31, 2017
Expenses
Share services and corporate expenses (a)	882	2,097

(a)	Refers to share services and corporate expenses provided by NRE.

The Company sold property and equipment with book value of R$ 559 to NRE in 2018. No gains or losses were recorded in the transaction.

9	Equity

a.	Share capital

As of April 25, 2018, the Company’s share capital was R$ 100 (R$ 100 as of December 31, 2017) represented by 100,000 common shares (100,000 quotas as of December 31, 2017) with par value of R$ 1.00.

On February 8, 2018, the Company became a corporation and all the quotas were converted into shares with a 1:1 ratio.

On February 15, 2017, the quotaholders’ approved a capital increase with the issuance of 1,491,000 quotas, using R$ 1,491 of the retained earnings balance.

b.	Dividends

In accordance with the Company’s By-laws, the Company is required to pay a minimum dividend amounting to 25% of the net income of the year, adjusted in accordance with the Brazilian Corporate Law. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company distributed dividends in the amount of R$ 3,000 for the year ended December 31, 2017.

10	Revenue

The Company’s net revenue is as follows:

	April 25, 2018	December 31, 2017

Tuition fees and other education services	15,881	35,842
Deductions
Cancellation	(155)	(291)
Discounts granted	(692)	(2,322)
Taxes	(333)	(736)
PROUNI	(1,457)	(2,424)
Net revenue from contract with customers	13,244	30,069
Timing of revenue recognition
Transferred over time	13,118	29,748
Transferred at a point in time	126	321

The Company`s revenues from contracts with customers are all provided in Brazil.

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from undergraduation degrees under the PROUNI program.

11	Expenses and cost by nature

	April 25, 2018	December 31, 2017

Cost of services	4,933	16,368
General and administrative expenses	2,662	7,012
	7,595	23,380

Payroll	5,075	16,104
Share services and corporate expenses	882	2,097
Hospital and medical agreements	176	1,157
Rent	370	844
Allowance for doubtful accounts	326	998
Depreciation and amortization	259	674
Consulting fees	51	86
Utilities	58	178
Other	398	1,242
	7,595	23,380

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Finance result

	April 25, 2018	December 31, 2017

Interest received	102	202
Income from financial investments	66	50
Discounts obtained	54	-
Other	2	4
Finance income	224	256

Interest expenses	(42)	(195)
Bank fees	(52)	(173)
Other	(23)	(29)
Finance expenses	(117)	(397)

Finance result	107	(141)

13	Income taxes

	April 25, 2018	December 31, 2017

Income before income taxes	5,756	6,548
Current tax %	34%	34%
Income taxes at statutory rates	(1,957)	(2,226)
Reconciliation adjustments:
PROUNI (a)	1,854	2,192
Other	(8)	(34)
Income taxes expense – current	(111)	(68)
Current tax %	1.92%	1.04%

(a)	The Company participates in the PROUNI program, and has exemption for the period of validity of the adhesion term, in relation to income taxes for revenues from undergraduation degrees.

14	Financial instruments

The Company holds the following financial assets and liabilities:

Financial assets at amortization cost	April 25, 2018	December 31, 2017
Cash and cash equivalents	5,414	392
Trade receivables	3,507	3,069
Other receivables	2,866	2,620
	11,787	6,081

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Financial liabilities at amortized cost	April 25, 2018	December 31, 2017
Trade payables	77	316
Advances from customers	379	687
Related parties	4,324	2,548
	4,780	3,551

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 15.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

The Company assessed that the fair value of cash and cash equivalents, trade receivables, other receivables, trade payables, advances from customers and payables to related parties approximate their carrying amounts largely due to the short-term maturities of these instruments.

15	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the decisions related to capital management and its alignment with the objectives and risks. The Company’s Management monitors the effectiveness of the Company’s risk management.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

(i)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, Management regularly reviews the risk and maintains appropriate reserves. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of April 25, 2018	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	77	-	-	-	77
Advances from customers	379	-	-	-	379
Related parties	2,979	1,345	-	-	4,324
	3,435	1,345	-	-	4,780

As of December 31, 2017	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	316	-	-	-	316
Advances from customers	687	-	-	-	687
Related parties	2,097	451	-	-	2,548
	3,100	451	-	-	3,551

(ii)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by treasury within guidelines approved by the board and are reviewed on a regular basis.

IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Changes in liabilities arising from financing activities

Year ended December 31, 2018	January 1, 2017	Cash flows	Other	December 31, 2017
Related parties	2,548	894	882	4,324
Total	2,548	894	882	4,324

Year ended December 31, 2017	January 1, 2017	Cash flows	Other	December 31, 2017
Dividends	-	(3,000)	-	-
Related parties	1,981	(1,530)	2,097	2,548
Total	1,981	(4,530)	2,097	2,548

16	Commitments and contingencies

(i)	Operating lease commitments – Company as a lessee

The Company has an agreement that contains contingent rents, with lease payments that are based on 2,5% of future gross revenues of the campus and does not contain minimum lease payments. The agreement began in 2004 with termination date in 2023.

(ii)	Legal proceedings and contingencies

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, the amount classified as probable losses was recognized as provision for legal proceedings in the amount of R$ 278 as of April 25, 2018 and December 31, 2017.

	April 25, 2018	December 31, 2017

Labor proceedings	278	278
	278	278

As of April 25, 2018, there were no proceedings classified as possible losses (R$ 46 as of December 31, 2017).

***

Instituto de Educação Superior do

Vale do Parnaíba S.A.

Financial statements as of April 25, 2018 and December 31, 2017

Report of Independent Auditors

To the Shareholders and Management of

Instituto de Educação Superior do Vale do Parnaíba S.A.

We have audited the accompanying financial statements of Instituto de Educação Superior do Vale do Parnaíba S.A., which comprise the statements of financial position as of April 25, 2018 and December 31, 2017, and the related statements of income and comprehensive income, changes in equity and cash flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 2.1 to the financial statements, Instituto de Educação Superior do Vale do Parnaíba S.A. has not presented the statements of income and comprehensive income, changes in equity and cash flows for the comparable period of the preceding financial year, which are required by International Financial Reporting Standards as issued by the International Accounting Standards Board – IASB, because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X.

Qualified Opinion

In our opinion, except for the omission of comparative information as referred in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Instituto de Educação Superior do Vale do Parnaíba S.A. as of April 25, 2018 and December 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

April 8, 2019

Instituto de Educação Superior do Vale do Parnaíba S.A.

Statements of financial position

As of April 25, 2018 and December 31, 2017

(In thousands of Brazilian reais)

	Notes	April 25, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	5,075	594
Trade receivables	5	1,197	1,179
Recoverable taxes		112	49
Other assets		414	242
Total current assets		6,798	2,064

Non-current assets
Related parties	6	100	100
Property and equipment	7	1,739	3,697
Intangible assets		26	29
Total non-current assets		1,865	3,826

Total assets		8,663	5,890

Liabilities
Current liabilities
Trade payables		126	54
Advances from customers		1,225	649
Labor and social obligations		917	472
Taxes payable		172	123
Related parties	6	796	544
Total current liabilities		3,236	1,842

Total liabilities		3,236	1,842

Equity
Share capital	8(a)	100	100
Retained earnings		5,327	3,948
Total equity		5,427	4,048

Total liabilities and equity		8,663	5,890

The accompanying notes are an integral part of the financial statements.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Statements of income and comprehensive income

For the period from January 1, 2018 to April 25, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Notes	April 25, 2018	December 31, 2017

Net revenue	9	9,519	21,032
Cost of services	10	(1,726)	(2,794)
Gross profit		7,793	18,238

General and administrative expenses	10	(1,446)	(5,271)
Other expenses, net	10	(144)	(357)
		(1,590)	(5,628)

Operating income		6,203	12,610

Finance income	11	111	296
Finance expenses	11	(13)	(44)
Finance result		98	252

Income before income taxes		6,301	12,862

Income taxes expense	12	(56)	-

Net income		6,245	12,862

Other comprehensive income		-	-
Total comprehensive income		6,245	12,862

The accompanying notes are an integral part of the financial statements.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Statements of changes in equity

For the period from January 1, 2018 to April 25, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Share capital	Retained earnings	Total equity

Balances at January 1, 2017	100	2,775	2,875

Net income for the year	-	12,862	12,862
Total comprehensive income	-	12,862	12,862

Dividends	-	(11,689)	(11,689)
Balances at December 31, 2017	100	3,948	4,048

Net income for the period	-	6,245	6,245
Total comprehensive income	-	6,245	6,245

Capital Increase	2,271	(2,271)	-
Spin-off	(2,271)	-	(2,271)
Dividends	-	(2,595)	(2,595)

Balance at April 25, 2018	100	5,327	5,427

The accompanying notes are an integral part of the financial statements.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Statements of cash flows

For the period from January 1, 2018 to April 25, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	April 25, 2018	December, 31 2017

Operating activities
Income before income taxes	6,301	12,862
Adjustments to reconcile income before income taxes
Depreciation and amortization	73	214
Allowance for doubtful accounts	158	-
Changes in assets and liabilities
Trade receivables	(176)	(720)
Recoverable taxes	(63)	5
Other assets	(172)	(90)
Trade payables	72	(305)
Labor and social obligations	445	63
Taxes payable	49	(416)
Advances from customers	576	639
Related parties	252	544
	983	(280)
Income taxes paid	(56)	-
Net cash flows from operating activities	7,459	12,796

Investing activities
Acquisition of property and equipment	(383)	(1,690)
Net cash flows used in investing activities	(383)	(1,690)

Financing activities
Dividends paid	(2,595)	(11,689)
Net cash flows used in financing activities	(2,595)	(11,689)
Increase (decrease) in cash and cash equivalents	4,481	(583)
Cash and cash equivalents at the beginning of the period/year	594	1,177
Cash and cash equivalents at the end of the period/year	5,075	594

Non-cash transactions – spin-off of property and equipment	2,271	-

The accompanying notes are an integral part of the financial statements.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Instituto de Ensino Superior do Vale do Parnaíba S.A. (“IESVAP” or the “Company”) is headquartered in Brazil. The registered office is located at Rua Evandro Lins e Silva, 4435, Parnaíba, State of Piauí.

IESVAP is a post-secondary education institution and offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law.

On March 20, 2018, the shareholders approved the transformation of the Company from a private limited liability company into a corporation with unlimited liability.

On April 26, 2018, the Esteves Family, which is the controlling shareholder of IESVAP increased the capital of NRE Participações S.A. (“NRE”), transfering their ownership of IESVAP to NRE.

1.1	Purpose of the financial statements

These financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Significant accounting policies

2.1	Basis for preparation of the financial statements

The Company’s financial statements as of April 25, 2018 and for the period from January 1, 2018 to April 25, 2018 and as of and for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Considering the purpose of these financial statements, the Company has presented the statements of income and comprehensive income, changes in equity and cash flows are prepared for the period from January 1, 2018 to April 25, 2018 (the date prior to the acquisition by NRE), with comparative information for the full year ended December 31, 2017. International Accounting Standard (“IAS”) No. 1, requires the presentation of comparative information in respect of the preceding period for all the amounts reported in the current period’s financial statements with the purpose to provide information that is useful in analyzing an entity’s financial statements. Considering the purpose of preparation of these financial statements, the presentation referred to above did not include the comparative information for the period from January 1, 2017 to April 25, 2017.

The financial statements have been prepared on a historical cost basis.

The financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

These financial statements were authorized for issue by Management on April 8, 2019.

2.2	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these financial statements in addition to other policies that have been disclosed in other notes to these financial statements. These policies have been consistently applied to all periods presented.

a)	Current versus non-current classification

The Company presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

b)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. As of April 25, 2018 and December 31, 2018, the Company had only financial assets at amortized cost.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statements of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

As of April 25, 2018 and December 31, 2017, the Company had only financial liabilities classified as loans and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

d)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

f)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

g)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Any loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the statement of income when the asset is derecognized.

h)	Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Company’s single CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

i)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

Provisions are recorded when it is probable that an outflow of resources will be made to settle the obligation and a reasonable estimate can be made. The assessment of probability of loss includes (i) the analysis of the available procedural evidence; (ii) the hierarchy of laws, jurisprudence and / or more recent court decisions and their relevance in the legal order; and (iii) mainly the assessment made by external lawyers. Provisions are reviewed and adjusted to take into account updates or changes of circumstances or progress of the legal proceedings involving the Company, as well as effects of applicable limitation periods, and also based on new topics discussed, new court decisions or changes in jurisprudential positions.

j)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the profit for the year in accordance with the Brazilian Corporate Law and the Company’s By-laws or approved by the shareholders. A corresponding amount is recognized directly in equity.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

k)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

l)	Revenue recognition from contracts with customers

The Company's revenues primarily consist of tuition fees charged for medical courses and other clinical programs. The Company also generates revenues from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Revenue is recognized when services are rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues is recognized net of scholarships and other discounts, cancellations and taxes on revenue.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assess collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term. The Company records refunds as a reduction of advances from customers as applicable.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Advances from customers

Advances from customers are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before the Company transfers services to the customer, an advance from customer is recognized when the payment is received. Advances from customers are recognized as revenue when the Company performs under the contract.

m)	Taxes

The Company joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal government program that grants scolarships to low-income post-secondary education students and exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, benefits from the exemption of the following federal taxes:

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were applied for the first time in 2018, but did not have an impact on the Company’s financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of April 25, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Classification and measurement

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Company. The following are the changes in the classification of the Company’s financial assets are:

• Trade receivables and other receivables previously classified as Loans and receivables are hled to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are now classified and measured as Debt instruments at amortized cost.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The Company has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement of Company’s financial liabilities.

(b) Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The adoption of the ECL requirements of IFRS 9 did not result in relevant changes in impairment allowances of the Company’s trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Except to the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in financial statements.

Presentation and disclosure requirements

As required for the financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 9 for the disclosure on disaggregated revenue.

New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$ 18,282 and lease liabilities of R$ 18,282, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

3	Significant accounting estimates and assumptions

The preparation of the Company’s financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively. Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 14

•	Financial instruments risk management and policies – Note 14

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 5.

4	Cash and cash equivalents

	April 25, 2018	December 31, 2017

Cash and bank deposits	753	37
Cash equivalents (a)	4,322	557
	5,075	594

(a)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of April 25, 2018, the average interest on these CDB are equivalent to 103% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2017: 100%). These funds are available for immediate use and have insignificant risk of changes in value.

5	Trade receivables

	April 25, 2018	December 31, 2017

Tuition fees	1,809	1,633
(-) Allowance for doubtful accounts	(612)	(454)
	1,197	1,179

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of April 25, 2018 and December 31, 2017, the aging of trade receivables was as follows:

	April 25, 2018	December 31, 2017

Neither past due nor impaired	205	11
Past due
1 to 30 days	430	362
31 to 90 days	659	503
91 to 180 days	89	365
More than 181 days	426	392
	1,809	1,633

The movement in the allowance for doubtful accounts for the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017, was as follows:

Balance at January 1, 2017	(454)
Additions	-
Balance at December 31, 2017	(454)
Additions	(158)
Balance at April 25, 2018	(612)

6	Related parties

The table below summarizes the balances and transactions with related parties:

	April 25, 2018	December 31, 2017
Non-current assets
Nicolau Carvalho Esteves (a)	70	70
Paulo Sardinha Mourão (a)	30	30
	100	100

Current liabilities
NRE Participações S.A. (b)	796	544
	796	544

Operational expenses
Share services and corporate expenses (b)	252	544
	252	544

(a)	The amounts due to the shareholders relates to other receivables that have no monetary indexation.

(b)	Refers to share services and corporate expenses provided by NRE.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Construction in progress	Total
Balances as of January 1, 2017	508	54	402	337	1,032	2,333
Additions	319	-	134	74	1,163	1,690
Balances as of December 31, 2017	827	54	536	411	2,195	4,023
Additions	21	-	19	32	311	383
Transfers	6	-	-	-	(6)	-
Spin off	-	-	(2)	(7)	(2,262)	(2,271)
Balances as of April 25, 2018	854	54	553	436	238	2,135

Depreciation
Balances as of January 1, 2017	(35)	(7)	(17)	(63)	-	(122)
Depreciation	(72)	(10)	(45)	(77)	-	(204)
Balances as of December 31, 2017	(107)	(17)	(62)	(140)	-	(326)
Depreciation	(24)	(4)	(15)	(27)	-	(70)
Balances as of April 25, 2018	(131)	(21)	(77)	(167)	-	(396)

Net book value
Balances as of April 25, 2018	723	33	476	269	238	1,739
Balances as of December 31, 2017	720	37	474	271	2,195	3,697

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of April 25, 2018 and for the period from January 1, 2018 to April 25, 2018 and as of and for the year ended December 31, 2017.

Spin-off of property and equipment

On March 20, 2018, the quotaholders approved the spun-off of property and equipment, mainly related to the buildings under construction (university campus), in the amount of R$2,271, and transfer to IESVAP Patrimonial Ltda., a company controlled by the controller shareholder at that date.

8	Equity

a.	Share capital

As of April 25, 2018, the Company’s share capital was R$ 100 (R$ 100 as of December 31, 2017) represented by 100,000 common shares (100,000 quotas as of December 31, 2017) with par value of R$ 1.00.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

On March 20, 2018, the quotaholders approved a capital increase in the amount of R$ 2,271 through the transfer from earnings reserve and 2,271,000 quotas were issued to the quotaholders, with par value of R$ 1.00, in the same proportion of the existing interest.

On March 20, 2018, the quotaholders approved a spin-off and transfer of property and equipment to IESVAP Patrimonial Ltda., a company controlled by the controlling shareholder at that date.

On March 20, 2018, the Company became a corporation and all the quotas were converted into shares with a 1:1 ratio.

b.	Dividends

In accordance with the Company’s By-laws, the Company is required to pay a minimum dividend amounting to at least 80% of the adjusted net income of the year, adjusted in accordance with the Brazilian Corporate Law. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

The Company distributed dividends in the amount of R$ 2,595 for the period from January 1, 2018 to April 25, 2018 and R$11,689 for the year ended December 31, 2017.

9	Revenue

The Company’s net revenue is as follows:

	April 25, 2018	December 31, 2017

Tuition fees and other education services	10,340	21,902
Deductions
Discounts granted	(111)	(203)
Taxes	(226)	(438)
PROUNI	(484)	(229)
Net revenue from contract with customers	9,519	21,032
Timing of revenue recognition
Transferred over time	9,385	20,782
Transferred at a point in time	134	250

The Company`s revenues from contracts with customers are all provided in Brazil.

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from undergraduation degrees under the PROUNI program.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Expenses and cost by nature

	April 25, 2018	December 31, 2017

Cost of services	1,726	2,794
General and administrative expenses	1,446	5,271
Other expenses	144	357
	3,316	8,422

	April 25, 2018	December 31, 2017
Payroll	2,084	3,892
Allowance for doubtful accounts	158	-
Maintenance	31	224
Third party services	323	600
Materials	37	454
Travel expenses	66	294
Books, newspaper and magazines	11	163
Utilities	67	166
Sales and marketing	4	53
Tax expenses	16	35
Share service and corporate expenses	252	544
Depreciation and amortization	73	214
Other infrastructure expenses	5	301
Other	189	1,482
	3,316	8,422

11	Finance result

	April 25, 2018	December 31, 2017
Interest received	66	160
Income from financial investments	45	136
Finance income	111	296

Bank fees	(10)	(27)
Other finance expenses	(3)	(17)
Finance expenses	(13)	(44)

Finance result	98	252

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Income taxes

	April 25, 2018	December 31, 2017

Income before income taxes	6,301	12,862
Combined statutory income taxes rate - %	34%	34%

Income taxes at statutory rates	(2,142)	(4,373)
Reconciliation adjustments:
PROUNI (a)	2,086	4,389
Other	-	(16)
Income taxes expense	(56)	-

Effective rate	0.9%	0%

(a)	The Company participates in the PROUNI program, and has exemption for the period of validity of the adhesion term, in relation to income taxes for revenues from traditional and technological graduation activities.

13	Financial instruments

The Company holds the following financial assets and liabilities:

Financial assets at amortization cost	April 25, 2018	December 31, 2017
Cash and cash equivalents	5,075	594
Trade receivables	1,197	1,179
Related parties	100	100
	6,372	1,873

Financial liabilities at amortized cost	April 25, 2018	December 31, 2017
Trade payables	126	54
Advances from customers	1,225	649
Related parties	796	544
	2,147	1,247

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 14.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

The Company assessed that the fair value of cash and cash equivalents, trade receivables, trade payables, advances from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the decisions related to capital management and its alignment with the objectives and risks. The Company’s Management monitors the effectiveness of the Company’s risk management.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017.

(i)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, Management regularly reviews the risk and maintains appropriate reserves. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of April 25, 2018	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	126	-	-	-	126
Advances from customers	1,225	-	-	-	1,225
Related parties	796	-	-	-	796
	2,147	-	-	-	2,147

Instituto de Educação Superior do Vale do Parnaíba S.A.

Notes to the financial statements

April 25, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2017	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	54	-	-	-	54
Advances from customers	649	-	-	-	649
Related parties	544	-	-	-	544
	1,247	-	-	-	1,247

(ii)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by treasury within guidelines approved by the board and are reviewed on a regular basis.

Changes in liabilities arising from financing activities

The dividends paid presented in the financing activities of the statement of cash flows, were declared and paid during the period from January 1, 2018 to April 25, 2018 and the year ended December 31, 2017, and accordingly, there were no dividends payable as of April 25, 2018 and December 31, 2017.

15	Commitments and contingencies

(i)	Operating lease commitments – Company as a lessee

On April 25, 2018, the Company entered into an operating lease contract with a term of 20 years with a related party for the building it occupies in the university campuses.

For the first three years, the lease payments in the agreements are based on 7.5% of the Company’s revenues over the preceeding six months. From 2021 through 2038, payments will be fixed and will be based on the rent payments for the preceeding six months and will be adjusted annually by the IGPM index.

(ii)	Legal proceedings contingencies

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, there were no proceedings classified as probable losses and therefore no provision was recognized as of April 25, 2018 and December 31, 2017.

As of April 25, 2018, the Company was party to lawsuits classified as possible losses totaling R$ 40 (zero as of December 31, 2017).

***

Instituto de Ensino Superior do Piauí S.A.

Financial statements as of November 26, 2018 and December 31, 2017

Report of Independent Auditors

To the Shareholders and Management of

Instituto de Ensino Superior do Piauí S.A.

We have audited the accompanying financial statements of Instituto de Ensino Superior do Piauí S.A., which comprise the statements of financial position as of November 26, 2018 and December 31, 2017, and the related statements of income and comprehensive income, changes in equity and cash flows for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 2.1 to the financial statements, Instituto de Ensino Superior do Piauí S.A. has not presented the statements of income and comprehensive income, changes in equity and cash flows for the comparable period of the preceding financial year, which are required by International Financial Reporting Standards as issued by the International Accounting Standards Board – IASB, because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X.

Qualified Opinion

In our opinion, except for the omission of comparative information as referred in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Instituto de Ensino Superior do Piauí S.A. as of November 26, 2018 and December 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

April 8, 2019

Instituto de Ensino Superior do Piauí S.A.

Statements of financial position

As of November 26, 2018 and December 31, 2017

(In thousands of Brazilian reais)

	Notes	November 26, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	12,394	18,356
Trade receivables	5	6,830	3,212
Recoverable taxes		385	105
Related parties	6	—	500
Other assets		1,384	716
Total current assets		20,933	22,889

Non-current assets
Other		10	—
Property and equipment	7	6,339	4,220
Intangible assets		1	58
Total non-current assets		6,350	4,278

Total assets		27,343	27,167

Liabilities
Current liabilities
Trade payables		747	444
Advances from customers		1,489	1,455
Labor and social obligations		10,854	8,544
Taxes payable		380	343
Income taxes payable		3,812	2,919
Total current liabilities		17,282	13,705

Non-current liabilities
Provision for legal proceedings	15	1,811	990
Total non-current liabilities		1,811	990
Total liabilities		19,093	14,695

Equity
Issued capital	8	23,828	42,314
Accumulated losses		(15,578)	(29,843)
Total equity		8,250	12,471

Total liabilities and equity		27,343	27,167

The accompanying notes are an integral part of the financial statements.

Instituto de Ensino Superior do Piauí S.A.

Statements of income and comprehensive income

For the period from January 1, 2018 to November 26, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Notes	November 26, 2018	December 31, 2017

Net revenue	9	96,581	95,601
Cost of services	10	(43,561)	(49,203)
Gross profit		53,020	46,398

General and administrative expenses	10	(19,240)	(22,207)
		(19,240)	(22,207)

Operating income		33,780	24,191

Finance income	11	3,267	2,316
Finance expenses	11	(145)	(336)
Finance result		3,122	1,980

Income before income taxes		36,902	26,171

Income taxes expense	12	(1,403)	(2,515)

Net income		35,499	23,656

Other comprehensive income		—	—
Total comprehensive income		35,499	23,656

The accompanying notes are an integral part of the financial statements.

Instituto de Ensino Superior do Piauí S.A.

Statements of changes in equity

For the period from January 1, 2018 to November 26, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Capital	Accumulated losses	Total

Balances at January 1, 2017	42,314	(39,530)	2,784
Net income for the year	—	23,656	23,656
Total comprehensive income		23,656	23,656
Dividends	—	(13,969)	(13,969)
Balances at December 31, 2017	42,314	(29,843)	12,471

Net income for the period	—	35,499	35,499
Total comprehensive income	—	35,499	35,499
Dividends	—	(39,720)	(39,720)
Capital decrease	(18,486)	18,486	—
Balances at November 26, 2018	23,828	(15,578)	8,250

The accompanying notes are an integral part of the financial statements.

Instituto de Ensino Superior do Piauí S.A.

Statements of cash flows

For the period from January 1, 2018 to November 26, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	November 26, 2018	December 31, 2017

Operating activities
Income before income taxes	36,902	26,171
Adjustments to reconcile income before income taxes
Depreciation and amortization	848	901
Allowance for doubtful accounts	393	1,570
Provision for legal proceedings	821	437
Property, equipament and and intangible assets write-off	120	—
Changes in assets and liabilities
Trade receivables	(4,011)	(596)
Recoverable taxes	(281)	621
Other assets	(668)	1,531
Related parties	500	2,000
Trade payables	303	(395)
Advances from customers	34	1,455
Labor and social obligations	2,310	376
Taxes payable	61	55
	37,332	34,126
Income taxes paid	(532)	(267)
Net cash flows from operating activities	36,800	33,859

Investing activities
Acquisition of property and equipment	(3,032)	(1,460)
Acquisition of intangible assets	—	(74)
Other	(10)	—
Net cash flows used in investing activities	(3,042)	(1,534)

Financing activities
Dividends paid	(39,720)	(13,969)
Net cash flows used in financing activities	(39,720)	(13,969)
Increase (decrease) in cash and cash equivalents	(5,962)	18,356
Cash and cash equivalents at the beginning of the period/year	18,356	—
Cash and cash equivalents at the end of the period/year	12,394	18,356

The accompanying notes are an integral part of the financial statements

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Instituto de Ensino Superior do Piauí S.A. (“IESP” or the “Company”), previously denominated Instituto de Ensino Superior do Piauí Ltda., is headquartered in Brazil. The registered office is located at Rua Vitorino Orthiges Fernandes, 6123, Teresina, State of Piauí.

IESP is a post-secondary education institution and offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs.

On November 27, 2018, NRE Participações S.A. (“NRE”) acquired 80% of the Company’s quotas and, therefore, the control of IESP, and the shareholders approved the transformation of the Company from a private limited liability company into a corporation with unlimited liability and changed its denominated to Instituto de Ensino Superior do Piauí S.A.

1.1	Purpose of the financial statements

These financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Significant accounting policies

2.1	Basis for preparation of the financial statements

The Company’s financial statements as of November 26, 2018 and for the period from January 1, 2018 to November 26, 2018 and as of and for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Considering the purpose of these financial statements, the Company has presented the statements of income and comprehensive income, changes in equity and cash flows are prepared for the period from January 1, 2018 to November 26, 2018 (the date prior to the acquisition by NRE), with comparative information for the full year ended December 31, 2017. International Accounting Standard (“IAS”) No. 1, requires the presentation of comparative information in respect of the preceding period for all the amounts reported in the current period’s financial statements with the purpose to provide information that is useful in analyzing an entity’s financial statements. Considering the purpose of preparation of these financial statements, the presentation referred to above did not include the comparative information for the period from January 1, 2017 to November 26, 2017.

The financial statements have been prepared on a historical cost basis.

The financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

These financial statements were authorized for issue by Management on April 8, 2019.

2.2	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these financial statements in addition to other policies that have been disclosed in other notes to these financial statements. These policies have been consistently applied to all periods presented.

a)	Current versus non-current classification

The Company presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

b)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. As of November 26, 2018 and December 31, 2018, the Company had only financial assets at amortized cost.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement - and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions - Note 3

• Trade receivables – Note 5.

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or as payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

As of November 26, 2018 and December 31, 2017, the Company had only financial liabilities classified as loans and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

d)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Construction and improvement in progress	5 years
Facilities, laboratories and clinics	10 years
Library books	10 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

f)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

An operating lease is a lease other than a finance lease. The Company does not have leases classified as finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

g)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Any loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the statement of income when the asset is derecognized.

h)	Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Company’s single CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

i)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

Provisions are recorded when it is probable that an outflow of resources will be made to settle the obligation and a reasonable estimate can be made. The assessment of probability of loss includes (i) the analysis of the available procedural evidence; (ii) the hierarchy of laws, jurisprudence and / or more recent court decisions and their relevance in the legal order; and (iii) mainly the assessment made by external lawyers. Provisions are reviewed and adjusted to take into account updates or changes of circumstances or progress of the legal proceedings involving the Company, as well as effects of applicable limitation periods, and also based on new topics discussed, new court decisions or changes in jurisprudential positions.

j)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the profit for the year in accordance with the Brazilian Corporate Law and the Company’s By-laws or approved by the quotaholders. A corresponding amount is recognized directly in equity.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

k)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

l)	Revenue recognition from contracts with customers

The Company's revenues consist primarily of tuition fees charged for medical courses and other clinical programs. The Company also generates revenue from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Revenue is recognized when services are rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues is recognized net of scholarships and other discounts, cancellations and taxes on revenue.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assess collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term. The Company records refunds as a reduction of advances from customers as applicable.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Advances from customers

Advances from customers are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before the Company transfers services to the customer, an advance from customer is recognized when the payment is received. Advances from customers are recognized as revenue when the Company performs under the contract.

m)	Taxes

The Company joined the PROUNI (Programa Universidade para Todos – University for Everyone Federal Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, benefits from the exemption of the following federal taxes:

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were applied for the first time in 2018, but did not have an impact on the Company’s financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of November 26, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

(a) Classification and measurement

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Company. The following are the changes in the classification of the Company’s financial assets are:

• Trade receivables and other receivables previously classified as Loans and receivables are hled to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are now classified and measured as Debt instruments at amortized cost.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The Company has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement of Company’s financial liabilities.

(b) Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The adoption of the ECL requirements of IFRS 9 did not result in relevant changes in impairment allowances of the Company’s trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Except to the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in financial statements.

Presentation and disclosure requirements

As required for the financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 9 for the disclosure on disaggregated revenue.

New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$ 48,064 and lease liabilities of R$ 48,064, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

3	Significant accounting estimates and assumptions

The preparation of the Company’s financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 14

•	Financial instruments risk management and policies – Note 14

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 5.

Provision for legal proceedings

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 15. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

4	Cash and cash equivalents

	November 26, 2018	December 31, 2017

Cash and bank deposits	184	200
Cash equivalents (a)	12,210	18,156
	12,394	18,356

(a)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of November 26, 2018, the average interest on these CDB are equivalent to 100% of the Interbank Certificates of Deposit (“CDI”) (100% as of December 31, 2017). These funds are available for immediate use and have insignificant risk of changes in value.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Trade receivables

	November 26, 2018	December 31, 2017

Tutions fees	8,793	4,782
(-) Allowance for doubtful accounts	(1,963)	(1,570)
	6,830	3,212

As of November 26, 2018 and December 31, 2017, the aging of trade receivables was as follows:

	November 26, 2018	December 31, 2017

Neither past due nor impaired	2,549	—
Past due
1 to 30 days	1,675	1,235
31 to 90 days	2,263	1,645
91 to 180 days	1,256	1,198
More than 181 days	1,050	704
	8,793	4,782

The movement in the allowance for doubtful accounts for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017, was as follows:

Balance at January 1, 2017	-
Additions	(1,570)
Balance at December 31, 2017	(1,570)
Additions	(1,808)
Reversals	1,415
Balance at November 26, 2018	(1,963)

6	Related parties

The table below summarizes the balances and transactions with related parties:

	November 26, 2018	December 31, 2017
Assets
Breno Miranda Trabulo Pinheiro Correa	—	100
JC Joint Fundo de Investimento em Participação Multiestratégica	—	400
	—	500

The amount was received by the Company in 2018.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Property and equipment

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Construction in progress	Facilites laboratories and clinics	Library books	Total
Balances as of January 1, 2017	3,349	74	3,194	2,857	—	1,434	3,132	14,048
Additions	214	—	196	303	418	267	62	1,460
Balances as of December 31, 2017	3,563	74	3,390	3,160	418	1,701	3,194	15,508
Additions	267	—	180	52	2,153	4	376	3,032
Write offs	(84)	—	—	—	—	—	—	(84)
Balances as of November 26, 2018	3,746	74	3,570	3,212	2,571	1,701	3,570	18,456

Depreciation
Balances as of January 1, 2017	(2,838)	(45)	(2,523)	(1,923)	—	(822)	(2,275)	(10,433)
Depreciation	(219)	(6)	(70)	(292)	—	(105)	(163)	(855)
Balances as of December 31, 2017	(3,057)	(51)	(2,593)	(2,215)	—	(927)	(2,438)	(11,288)
Depreciation	(105)	(7)	(147)	(275)	—	(130)	(165)	(829)
Balances as of November 26, 2018	(3,162)	(58)	(2,740)	(2,490)	—	(1,057)	(2,603)	(12,117)

Net book value
Balances as of November 26, 2018	584	16	830	722	2,571	649	967	6,339
Balances as of December 31, 2017	506	23	797	945	418	775	756	4,220

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Equity

a.	Issued capital

As of November 26, 2018, the Company’s capital was R$ 23,828 (R$ 42,314 of December 31, 2017) represented by 23,828,000 quotas (42,314,000 quotas as of December 31, 2017).

On October 3, 2018, the quotaholders approved a capital decrease of R$ 18,486 to offset accumulated losses.

b.	Dividends

The Company distributed dividends in the amount of R$ 39,720 in the period from January 1, 2018 to November 26, 2018 and R$ 13,969 in the year ended December 31, 2017.

9	Revenue

The Company’s net revenue is as follows:

	November 26, 2018	December 31, 2017

Tuition fees and educational services	115,573	112,210
Deductions
Taxes	(3,633)	(3,264)
PROUNI	(8,921)	(8,080)
FIES (a)	(1,759)	(1,031)
Discounts	(4,679)	(4,234)
Net revenue from contracts with customers	96,581	95,601
Timing of revenue recognition
Transferred over time	96,581	95,601

(a)	The Company adhered to FIES (Fundo de Financiamento Estudantil – student funding fund), established by Law 10,260 / 2001 which is a financing model to low income students in private university.

The Company`s revenues from contracts with customers are all provided in Brazil.

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Expenses and cost by nature

	November 26, 2018	December 31, 2017

Cost of services	(43,561)	(49,203)
General and administrative expenses	(19,240)	(22,207)
	(62,801)	(71,410)

Payroll	(46,197)	(51,373)
Allowance for doubtful accounts	(393)	(1,570)
Third parties services	(3,711)	(4,148)
Maintenance	(1,743)	(1,955)
Utilities	(1,596)	(1,406)
Marketing	(1,251)	(1,458)
Depreciation and amortization	(848)	(901)
Infrastructure	(796)	(791)
Consumption materials	(578)	(1,120)
Travel expenses	(268)	(534)
Taxes expenses	(270)	(31)
Course expenses	(395)	(409)
Provision for legal proceedings	(821)	(437)
Other	(3,934)	(5,277)
	(62,801)	(71,410)

11	Finance result

	November 26, 2018	December 31, 2017

Interest received	1,761	1,245
Income from financial investments	1,506	1,071
Finance income	3,267	2,316

Bank fees	(129)	(156)
Interest expenses	(1)	(107)
IOF	(15)	(73)
Finance expenses	(145)	(336)

Finance result	3,122	1,980

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Income taxes

	November 26, 2018	December 31, 2017

Income before income taxes	36,902	26,171
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(12,547)	(8,898)
Reconciliation adjustments:
PROUNI (a)	11,962	8,451
Other	(818)	(2,068)
Income taxes expense - current	(1,403)	(2,515)
Effective rate - %	3.8%	9.6%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005 and has exemption, for the period of validity of the adhesion term, in relation to income taxes for revenues from traditional and technological graduation activities.

13	Financial instruments

The Company holds the following financial assets and liabilities:

Financial assets at amortization cost	November 26, 2018	December 31, 2017
Cash and cash equivalents	12,394	18,356
Trade receivables	6,830	3,212
Related parties	—	500
	19,224	22,068

Financial liabilities at amortized cost	November 26, 2018	December 31, 2017
Trade payables	747	444
Advances from customers	1,489	1,455
	2,236	1,899

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 14.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

The Company assessed that the fair value of cash and cash equivalents, trade receivables, trade payables and advances from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the decisions related to capital management and its alignment with the objectives and risks. The Company’s Management monitors the effectiveness of the Company’s risk management.

Capital management

The Company’s objectives when managing capital are to:

•	maximize quotaholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for quotaholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to quotaholders, return capital to quotaholders or issue new quotas.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017.

(i)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, Management regularly reviews the risk and maintains appropriate reserves. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of November 26, 2018	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	747	—	—	—	747
Advances from customers	1,489	—	—	—	1,489
	2,236	—	—	—	2,236

Instituto de Ensino Superior do Piauí S.A.

Notes to the financial statements

November 26, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2017	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	444	—	—	—	444
Advances from customers	1,455	—	—	—	1,455
	1,899	—	—	—	1,899

(ii)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by treasury within guidelines approved by the board and are reviewed on a regular basis.

(b)	Changes in liabilities arising from financing activities

The dividends paid presented in the financing activities of the statement of cash flows, were declared and paid during the period from January 1, 2018 to November 26, 2018 and the year ended December 31, 2017, and accordingly, there were no dividends payable as of November 26, 2018 and December 31, 2017.

15	Contingencies

(i)	Legal proceedings and contingencies

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, there were labor proceedings classified as probable losses and a provision was recognized in the amount of R$ 1,811 as of November 26, 2018 (R$ 990 as of December 31,2017). As of November 26, 2018 and as of December 31, 2017, there were labor proceedings classified as possible of R$ 1,391.

16	Subsequent events

On November 27, 2018, the quotaholders approved a capital decrease in the amount of R$ 11,132 represented by 11,132,000 quotas.

In December 2018, the Company entered into an operating lease agreement with Sociedade de Ensino Superior e Tecnológico do Piaui Ltda., a related party, for building space. The lease has a term of 20 years. The lease has monthly payments of R$ 533, adjusted annually by the IGP-M inflation rate.

***

FADEP - Faculdade Educacional de Pato Branco Ltda.

Carve-out financial statements as of December 4, 2018 and December 31, 2017

Report of Independent Auditors

To the Shareholders and Management of

FADEP - Faculdade Educacional de Pato Branco Ltda.

We have audited the accompanying carve-out financial statements of FADEP - Faculdade Educacional de Pato Branco Ltda., which comprise the carve-out statements of financial position as of December 4, 2018 and December 31, 2017, and the related carve-out statements of income and comprehensive income, changes in invested equity and cash flows for the period from January 1, 2018 to December 4, 2018 and the year ended December 31, 2017, and the related notes to the carve-out financial statements.

Management’s Responsibility for the Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of these carve-out financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 2.1 to the carve-out financial statements, FADEP - Faculdade Educacional de Pato Branco Ltda. has not presented the carve-out statements of income and comprehensive income, changes in invested equity and cash flows for the comparable period of the preceding financial year, which are required by International Financial Reporting Standards as issued by the International Accounting Standards Board – IASB, because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X.

Qualified Opinion

In our opinion, except for the omission of comparative information as referred in the Basis for Qualified Opinion paragraph, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of FADEP - Faculdade Educacional de Pato Branco Ltda. as of December 4, 2018 and December 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to December 4, 2018 and the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

April 8, 2019

FADEP - Faculdade Educacional de Pato Branco Ltda.

Carve-out statements of financial position

As of December 4, 2018 and December 31, 2017

(In thousands of Brazilian reais)

	Notes	December 4, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	653	1,269
Trade receivables	5	2,492	2,864
Inventories		32	18
Advances to employees		594	782
Advances to suppliers		570	463
Total current assets		4,341	5,396

Non-current assets
Trade receivables	5	2,235	730
Other assets		388	388
Property and equipment	6	3,696	2,679
Total non-current assets		6,319	3,797

Total assets		10,660	9,193

Liabilities
Current liabilities
Trade payables		227	167
Loans and financing	7	493	453
Advances from customers		321	1,484
Labor and social obligations		2,791	1,324
Taxes payable		2,703	2,260
Other liabilities		139	40
Total current liabilities		6,674	5,728

Non-current liabilities
Loans and financing	7	2,176	2,415
Total non-current liabilities		2,176	2,415
Total liabilities		8,850	8,143

Invested equity		1,810	1,050

Total liabilities and invested equity		10,660	9,193

The accompanying notes are an integral part of the carve-out financial statements.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Carve-out statements of income and comprehensive income

For the period from January 1, 2018 to December 4, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	Notes	December 4, 2018	December 31, 2017

Net revenue	9	31,598	27,647
Cost of services	10	(15,228)	(15,069)
Gross profit		16,370	12,578

General and administrative expenses	10	(6,297)	(6,283)
Other income		304	332
		(5,993)	(5,951)

Operating income		10,377	6,627

Finance income	11	1,170	1,248
Finance expenses	11	(1,329)	(1,172)
Finance result		(159)	76

Income before income taxes		10,218	6,703

Income taxes expense	12	(268)	(416)

Net income		9,950	6,287

Other comprehensive income		-	-
Total comprehensive income		9,950	6,287

The accompanying notes are as integral part of the carve-out financial statements.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Carve-out statements of changes in invested equity

For the period from January 1, 2018 to December 4, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

Invested equity

Balance at January 1, 2017	1,791

Net income for the year	6,287
Total comprehensive income	6,287
Dividends	(1,916)
Changes in invested equity	(5,112)
Balance at December 31, 2017	1,050

Net income for the period	9,950
Total comprehensive income	9,950
Dividends	(13,349)
Changes in invested equity	4,159
Balance at December 4, 2018	1,810

The accompanying notes are an integral part of the carve-out financial statements.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Carve-out statements of cash flows

For the period from January 1, 2018 to December 4, 2018 and year ended December 31, 2017

(In thousands of Brazilian reais)

	December 4, 2018	December 31, 2017

Operating activities
Income before income taxes	10,218	6,703
Adjustments to reconcile income before income taxes
Depreciation	441	420
Allowance for doubtful accounts	(215)	24
Accrued interest	528	373
Write off of property and equipment	9	17
Changes in assets and liabilities
Trade receivables	(918)	(254)
Inventories	(14)	6
Other assets	80	(248)
Trade payables	60	51
Advances from customers	(1,163)	623
Labor and social obligations	2,149	800
Taxes payable	(239)	126
Other liabilities	100	(7)
	11,036	8,634
Income taxes paid	(268)	(416)
Net cash generated from operations	10,768	8,218

Investing activities
Acquisition of property and equipment	(1,467)	(1,283)
Net cash flows used in investing activities	(1,467)	(1,283)
Financing activities
Payment of loans and financing	(435)	(441)
Payment of interest on loans and financing	(292)	(342)
Dividends paid	(13,349)	(1,916)
Changes in owner’s equity	4,159	(5,112)
Net cash flows used in financing activities	(9,917)	(7,811)

Decrease in cash and cash equivalents	(616)	(876)
Cash and cash equivalents at the beginning of the period/year	1,269	2,145
Cash and cash equivalents at the end of the period/year	653	1,269

The accompanying notes are an integral part of the carve-out financial statements.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Faculdade Educacional de Pato Branco Ltda. (“FADEP” or the “Company”) is headquartered in Brazil. The registered office is located at Rua Benjamin Borges dos Santos, 110, Pato Branco, State of Paraná.

FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines.

On December 5, 2018, NRE Participações S.A. (“NRE”), acquired the educational business of FADEP.

1.1	Purpose of the carve-out financial statements

These carve-out financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Significant accounting policies

2.1	Basis for preparation of the carve-out financial statements

The carve-out financial statements have been prepared on a “carve-out” basis from the statutory financial statements of FADEP, using historical results of operations, assets and liabilities attributable to the Company’s educational business. The accompanying carve-out financial statements as of December 4, 2018 and for the period from January 1, 2018 to December 4, 2018 and as of and for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Considering the purpose of these carve-out financial statements, the Company has presented the carve-out statements of income and comprehensive income, changes in equity and cash flows are prepared for the period from January 1, 2018 to December 4, 2018 (the date prior to the acquisition by NRE), with comparative information for the full year ended December 31, 2017. International Accounting Standard (“IAS”) No. 1, requires the presentation of comparative information in respect of the preceding period for all the amounts reported in the current period’s financial statements with the purpose to provide information that is useful in analyzing an entity’s financial statements. Considering the purpose of preparation of these financial statements, the presentation referred to above did not include the comparative information for the period from January 1, 2017 to December 4, 2017.

The carve-out financial statements may not be indicative of the financial position, results of operations and cash flows that would have been presented if the Company had been a stand-alone entity. Therefore, the combined carve-out financial statements may not necessarily be indicative of the Company's future financial position, results of operations and cash flows.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The carve-out financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These carve-out financial statements were authorized for issue by Management on April 8, 2019.

2.2	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these carve-out financial statements in addition to other policies that have been disclosed in other notes to these carve-out financial statements. These policies have been consistently applied to all periods presented.

a)	Current versus non-current classification

The Company presents assets and liabilities in the statements of financial position based on current/non current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

b)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the carve-out financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the carve-out financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. As of December 4, 2018 and December 31, 2018, the Company had only financial assets at amortized cost.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

As of December 4, 2018 and December 31, 2017, the Company had only financial liabilities classified as loans and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

d)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of inventories is based on the average cost method and include costs incurred on the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

f)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

g)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

h)	Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Company’s single CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

i)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

Provisions are recorded when it is probable that an outflow of resources will be made to settle the obligation and a reasonable estimate can be made. The assessment of probability of loss includes (i) the analysis of the available procedural evidence; (ii) the hierarchy of laws, jurisprudence and / or more recent court decisions and their relevance in the legal order; and (iii) mainly the assessment made by external lawyers. Provisions are reviewed and adjusted to take into account updates or changes of circumstances or progress of the legal proceedings involving the Company, as well as effects of applicable limitation periods, and also based on new topics discussed, new court decisions or changes in jurisprudential positions.

j)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is approved by the quotaholders. A corresponding amount is recognized directly in equity.

k)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

l)	Revenue recognition from contracts with customers

The Company's revenues consist primarily of tuition fees we charged for medical courses and other clinical programs. The Company also generates revenue from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Revenue is recognized when services are rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

those services. Revenues is recognized net of scholarships and other discounts, cancellations and taxes on revenue.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assess collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term. The Company records refunds as a reduction of advances from customers as applicable.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Advances from customers

Advances from customers are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before the Company transfers services to the customer, an advance from customer is recognized when the payment is received. Advances from customers are recognized as revenue when the Company performs under the contract.

m)	Taxes

The Company joined the PROUNI (Programa Universidade para Todos – University for All Federal Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, benefits from the exemption of the following federal taxes:

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were applied for the first time in 2018, but did not have an impact on the carve-out financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of December 4, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

(a) Classification and measurement

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Company. The following are the changes in the classification of the Company’s financial assets are:

• Trade receivables and other receivables previously classified as Loans and receivables are hled to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are now classified and measured as Debt instruments at amortized cost.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The Company has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement of Company’s financial liabilities.

(b) Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

The adoption of the ECL requirements of IFRS 9 did not result in relevant changes in impairment allowances of the Company’s trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Except to the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in carve-out financial statements.

Presentation and disclosure requirements

As required for the carve-out financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 9 for the disclosure on disaggregated revenue.

New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s carve-out financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$ 13,531 and lease liabilities of R$ 13,531, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

3	Significant accounting estimates and assumptions

The preparation of the Company’s carve-out financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 14

•	Financial instruments risk management and policies – Note 14

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the carve-out financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 180 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 5.

Provision for legal proceedings

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 15. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

4	Cash and cash equivalents

	December 4, 2018	December 31, 2017

Cash and bank deposits	308	217
Cash equivalents (a)	345	1,052
	653	1,269

(a)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 4, 2018, the average interest on these CDB are equivalent to 100% of the Interbank Certificates of Deposit (“CDI”) (100% as of December 31, 2017). These funds are available for immediate use and have insignificant risk of changes in value.

5	Trade receivables

	December 4, 2018	December 31, 2017

Tuition fees	5,284	4,366
(-) Allowance for doubtful accounts	(557)	(772)
	4,727	3,594
Current	2,492	2,864
Non-current	2,235	730

As of December 4, 2018 and December 31, 2017, the aging of trade receivables was as follows:

	December 4, 2018	December 31, 2017

Neither past due nor impaired	2,327	2,140
Past due
1 to 30 days	894	920
31 to 90 days	701	338
91 to 180 days	651	254
More than 180 days	711	714
	5,284	4,366

Part of the trade receivables of FADEP is from special payment condition that the university provides to certain students. Those students pay monthly tuiton in more months than the normal flow.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the period from January 1, 2018 to December 4, 2018 and year ended December 31, 2017, was as follows:

Balance at January 1, 2017	(748)
Additions, net of reversals	(24)
Balance at December 31, 2017	(772)
Reversals, net of additions	215
Balance at December 4, 2018	(557)

6	Property and equipment

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Total

Balances as of January 1, 2017	2,338	41	988	744	4,111
Additions	901	-	208	174	1,283
Disposals	(31)	-	(5)	(47)	(83)
Balances as of December 31, 2017	3,208	41	1,191	871	5,311
Additions	897	-	219	351	1,467
Disposals	(17)	-	(3)	(1)	(21)
Balances as of December 4, 2018	4,088	41	1,407	1,221	6,757

Depreciation	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Total
Balances as of January 1, 2017	(949)	(10)	(693)	(627)	(2,279)
Depreciation expense for the year	(253)	(12)	(87)	(68)	(420)
Disposals	13	3	4	47	67
Balances as of December 31, 2017	(1,189)	(19)	(776)	(648)	(2,632)
Depreciation expense for the period	(278)	(8)	(66)	(89)	(441)
Disposals	10	-	1	1	12
Balances as of December 4, 2018	(1,457)	(27)	(841)	(736)	(3,061)

Net book value
Balance as of December 4, 2018	2,631	14	566	485	3,696
Balance as of December 31, 2017	2,019	22	415	223	2,679

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the period from January 1, 2018 to December 4, 2018 and as of and for year ended December 31, 2017.

7	Loans and financing

Financial institution	Interest rate	Maturity	December 4, 2018	December 31, 2017

BRDE – Banco Regional de Desenvolvimento do Extremo Sul	5,8% TJLP + 1%	04/15/2024	2,669	2,868

Current			493	453
Non-current			2,176	2,415

The loan agreement, related to working capital, are guaranteed by the Company’s property and do not have any restrictive covenants.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The maturity dates of the loans and financing as of December 4, 2018 were as follows:

Maturity	Amount
2019	493
2020	493
2021	493
2022	493
2023	493
2024	204
Total	2,669

8	Invested equity

Dividends

The Company distributed dividends in the amount of R$ 13,349 for the period from January 1, 2018 to December 4, 2018 and R$ 1,916 for the year ended December 31, 2017.

9	Revenue

	December 4, 2018	December 31, 2017

Tuition fees and educational services	44,054	39,120
Deductions
Taxes	(798)	(824)
PROUNI	(2,720)	(2,338)
FIES (a)	(388)	(515)
Returns and discounts	(8,550)	(7,796)
Net revenue from contracts with customers	31,598	27,647
Timing of revenue recognition
Transferred over time	31,404	26,966
Transferred at a point in time	194	681

(a)	The Company adhered to FIES (Fundo de Financiamento Estudantil – student funding fund), established by Law 10,260 / 2001 which is a financing model to low income students in private university.

The Company`s revenues from contracts with customers are all provided in Brazil.

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Expenses and costs by nature

	December 4, 2018	December 31, 2017
Cost of services	(15,228)	(15,069)
General and administrative expenses	(6,297)	(6,283)
	(21,525)	(21,352)

	December 4, 2018	December 31, 2017
Payroll	(15,492)	(15,357)
Maintenance	(1,179)	(873)
Third party services	(915)	(1,050)
Allowance for doubtful accounts	215	(24)
Consumption materials	(781)	(743)
Travel expenses	(261)	(305)
Tax expenses	(219)	(209)
Depreciation	(441)	(420)
Publicity and advertising	(230)	(355)
Energy services	(315)	(286)
Courses	(395)	(925)
Infrastracture	(237)	(187)
Other	(1,275)	(618)
	(21,525)	(21,352)

11	Finance result

	December 4, 2018	December 31, 2017

Interest income from financial investments	140	200
Interest received	1,002	987
Other	28	61
Finance income	1,170	1,248

Interest expense	(1,226)	(1,088)
Bank fees	(50)	(53)
Other	(53)	(31)
Finance expenses	(1,329)	(1,172)

Finance result	(159)	76

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Income taxes

The Company’s income taxes expense reconciliation is as follows:

	December 4, 2018	December 31, 2017

Income before income taxes	10,218	6,703
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(3,474)	(2,279)

Reconciliation adjustments:
PROUNI - fiscal incentive (a)	3,438	2,252
Other differences	(232)	(389)
Income taxes expense	(268)	(416)

Effective rate	(2,60%)	(6,21%)

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, and has exemption for the period of validity of the adhesion term, in relation to income taxes for revenues from traditional and technological graduation activities.

13	Financial instruments

The Company holds the following financial assets and liabilities:

Financial assets at amortization cost	December 4, 2018	December 31, 2017
Cash and cash equivalents	653	1,269
Trade receivables	4,727	3,594
	5,380	4,863

Financial liabilities at amortized cost	December 4, 2018	December 31, 2017
Trade payables	227	167
Loans and financing	2,669	2,868
Advances from customers	321	1,484
	3,217	4,519

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 14.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

The Company assessed that the fair value of cash and cash equivalents, trade receivables, related parties receivables and payables, trade payables, and advances from customers approximate their carrying amounts due to the short-term maturities of these instruments; and loans and financing are subject to interest.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the decisions related to capital management and its alignment with the objectives and risks. The Company’s Management monitors the effectiveness of the Company’s risk management.

Capital management

The Company’s objectives when managing capital are to:

•	maximize quotaholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for quotaholders and benefits for other quotaholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to quotaholders, return capital to quotaholders, issue new quotas or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to December 4, 2018 and year ended December 31, 2017.

(i)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 4, 2018	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	227	-	-	-	227
Loans and financing	493	493	1,479	204	2,669
Advances from customers	321	-	-	-	321
	1,041	493	1,479	204	3,217

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2017	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	167	-	-	-	167
Loans and financing	493	493	1,479	403	2,868
Advances from customers	1,484	-	-	-	1,484
	2,144	493	1,479	403	4,519

(ii)	Credit risk

This risk arises from the possibility that the Company may incur losses d ue to the default of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by treasury within guidelines approved by the board and are reviewed on a regular basis.

(b)	Changes in liabilities arising from financing activities

		Cash flows
December 4, 2018	December 31, 2017	Payments	Interest paid	Interest accrued	December 4, 2018

Loans and financing	2,868	(435)	(292)	528	2,669
Dividends	-	(13,349)	-	-	-
	2,868	(13,784)	(292)	528	2,669

		Cash flows
December 31, 2017	January 1, 2017	Payments	Interest paid	Interest accrued	December 31, 2017

Loans and financing	3,277	(441)	(342)	374	2,868
Dividends	-	(1,916)	-	-	-
	3,277	(2,357)	(342)	374	2,868

15	Contingencies

(i)	Legal proceedings and contingencies

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, there were no legal proceedings classified as probable losses, accordingly no provision was recognized as of December 4, 2018 and December 31, 2017.

FADEP - Faculdade Educacional de Pato Branco Ltda.

Notes to the carve-out financial statements

December 4, 2018 and December 31, 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

16	Subsequent events

On December 5, 2018, the loans and financing balance outstanding in the amount of R$2,669 was fully paid.

On December 5, 2018, the Company entered into an operating lease agreement with the Company’s former shareholders for the building it occupies. The lease agreement has a monthly minimum lease payment of R$ 150. The agreement has a term of 20 years and the minimum lease payment is adjusted annually by the IGP-M inflation index.

***

Guardaya Empreendimentos e Participações S.A.

Unaudited interim condensed

consolidated financial statements

March 28, 2019

Guardaya Empreendimentos e Participações S.A.

Unaudited interim condensed consolidated statements of financial position

As of March 28, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	March 28, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	3	1,517	865
Trade receivables	4	36,879	23,122
Inventories	5	2,581	2,512
Recoverable taxes		254	254
Other assets		526	71
Total current assets		41,757	26,824

Non-current assets
Trade receivables	4	7,398	1,865
Judicial deposits		40	40
Right-of-use assets	2.3	4,245	-
Property and equipment	6	1,594	1,620
Intangible assets	7	15,019	15,037
Total non-current assets		28,296	18,562

Total assets		70,053	45,386
Liabilities
Current liabilities
Trade payables		454	1,376
Loans and financing	8.2.1	3,584	2,172
Lease liabilities	2.3	837	-
Advances from customers		508	1,347
Labor and social obligations		1,671	2,308
Taxes payable		737	553
Income taxes		1,368	646
Deferred revenue		3,185	2,370
Dividends payable		607	607
Total current liabilities		12,951	11,379

Non-current liabilities
Loans and financing	8.2.1	492	1,014
Lease liabilities	2.3	3,460	-
Taxes payable		1,633	1,705
Other liabilities		259	25
Deffered revenue		462	619
Provision for legal proceedings	18(ii)	680	642
Total non-current liabilities		6,986	4,005

Total liabilities		19,937	15,384

Equity
Share capital	13	34,648	34,607
Additional paid-in capital		(4,934)	(4,947)
Treasury shares		(54)	-
Share-based compensation reserve		412	342
Retained earnings		20,044	-
Total equity		50,116	30,002

Total liabilities and equity		70,053	45,386

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Unaudited interim condensed consolidated statements of income and comprehensive income

For the period from January 1, 2019 to March 28, 2019 and

the three-month period ended March 31, 2018

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 28, 2019	March 31, 2018
		(unaudited)	(unaudited)

Net revenue	14	34,684	31,245
Cost of sales and services	15	(4,048)	(3,779)
Gross profit		30,636	27,466

General and administrative expenses	15	(8,937)	(7,101)
Other expenses	15	(181)	(249)
Operating income		21,518	20,116

Financial income	16	497	378
Financial expenses	16	(562)	(237)
Finance result		(65)	141

Income before income taxes		21,453	20,257

Income taxes expense	17	(1,409)	(1,363)

Net income for the period		20,044	18,894

Other comprehensive income		-	-
Total comprehensive income		20,044	18,894

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Unaudited interim consolidated statements of changes in equity

For the period from January 1, 2019 to March 28, 2019 and the three-month period ended March 31, 2018

(In thousands of Brazilian reais)

	Share capital	Additional paid-in capital	Treasury shares	Legal reserve	Retained earnings reserve	Share–based compensation reserve	Retained earnings	Total equity

Balances at December 31, 2017	5,539	(8,565)	-	278	5,285	-	-	2,537
Effects from adoption of IFRS 9	-	-	-	-	-	-	58	58
Net income for the period	-	-	-	-	-	-	18,894	18,894
Total comprehensive income	-	-	-	-	-	-	18,894	18,894

Balances at March 31, 2018 (unaudited)	5,539	(8,565)	-	278	5,285	-	18,952	21,489

Balances at December 31, 2018	34,607	(4,947)	-	-	-	342	-	30,002
Net income for the period	-	-	-	-	-	-	20,044	20,044
Total comprehensive income	-	-	-	-	-	-	20,044	20,044
Capital increase and treasury shares	41	13	(54)	-	-	-	-	-
Shared-based compensation	-	-	-	-	-	70	-	70

Balances at March 28, 2019 (unaudited)	34,648	(4,934)	(54)	-	-	412	20,044	50,116

The accompanying notes are an integral part of unaudited interim condensed consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Unaudited interim condensed consolidated statements of cash flows

For the period from January 1, 2019 to March 28, 2019 and

the three-month period ended March 31, 2018

(In thousands of Brazilian reais)

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes for the period	21,453	20,257
Adjustments to reconcile profit before income taxes
Depreciation and amortization	1,726	697
Expected credit losses	1,523	1,600
Provision for legal proceedings	38	28
Deferred revenue	658	2,130
Share-based compensation expense	70	-
Interest on lease liabilities	121	-
Changes in assets and liabilities
Trade receivables	(20,812)	(18,625)
Inventories	(69)	(1,300)
Other assets	(456)	(119)
Trade payables	(922)	438
Labor and social obligations	(637)	12
Taxes and contributions payable	209	(725)
Advances from customers	(839)	(797)
Other liabilities	235	15
	2,298	3,611
Income taxes paid	(784)	(1,025)
Net cash flows from operating activities	1,514	2,586
Investing activities
Acquisition of intangible assets	(1,410)	(2,783)
Acquisition of property and equipment	(114)	(57)
Net cash flows used in investing activities	(1,524)	(2,840)
Financing activities
Loans and financing issued	1,795	-
Loans and financing paid	(798)	(126)
Interest on loans and financing paid	(107)	(87)
Payment of lease liabilities	(228)	-
Net cash flows from (used in) financing activities	662	(213)
Increase (decresase) in cash and cash equivalents	652	(467)
Cash and cash equivalents at the beginning of the period	865	538
Cash and cash equivalents at the end of the period	1,517	71

The accompanying notes are an intergral part of the unaudited interim condensed consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Guardaya Empreendimentos e Participações S.A. (“Guardaya” or “Medcel”) and its subsidiaries (collectively, the “Company”) are domiciled in Brazil. The registered office is located at Avenida Paulista, 1776, 2nd floor, São Paulo, State of São Paulo.

The Company is a holding company and consolidates its subsidiaries: Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”). The Company´s activity comprises the development and sale of medical education content (printed and digital content) and provide online medical education platform that offers distance learning residency preparatory courses.

On March 29, 2019, Afya Participações S.A. (“Afya Brazil”) merged Guardaya, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 18, 2019.

1.1	Seasonality of operations

The Company’s sales are concentrated in the first quarter of the year, as a result of enrollments at the beginning of the year. The majority of the Company’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Company generally have higher revenues and results of operations in the first quarter of the year compared to the next following quarters of the year.

1.2	Purpose of the consolidated financial statements

These unaudited interim condensed consolidated financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Basis of preparation and changes to the accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 28, 2019 and for period from January 1, 2019 to March 28, 2019 and for the three-month period ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Considering the purpose of these financial statements, the Company has presented the statements of income and comprehensive income, changes in equity and cash flows prepared for the period from January 1, 2019 to March 28, 2019 (the date prior to the acquisition by Afya Brazil), with comparative information for the three-month period ended March 31, 2018. International Accounting Standard (“IAS”) No. 1, requires the presentation of comparative information in respect of the preceding period for all the amounts reported in the current period’s financial statements with the purpose to provide information that is useful in analyzing an entity’s financial statements. Considering the purpose of preparation of these financial statements, the presentation referred to above did not include the comparative information for the period from January 1, 2019 to March 28, 2019.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2018.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time on January 1, 2019, IFRS 16 Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations apply for the first time in 2019, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

a)	IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	R$ 4,404

Liabilities
Lease liabilities	R$ 4,404

i) Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

•	Used a incremental borrowing rate, according to the characteristics for each lease;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Based on the foregoing, as at January 1, 2019:

•	Right-of-use assets of R$ 4,404 were recognized and presented separately in the statement of financial position.

•	Lease liabilities of R$ 4,404 were recognized.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	6,353
Weighted average incremental borrowing rate as at January 1, 2019	11,63%
Lease liabilities as at January 1, 2019	4,404

ii) Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

iii) Amounts recognized in the statements of financial position and income

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019 (unaudited)	4,404	4,404
Depreciation expense	(159)	-
Interest expense	-	121
Payment of lease liabilities	-	(228)
As at March 28, 2019 (unaudited)	4,245	4,297
Current	-	837
Non-current	4,245	3,460

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

b)	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

3	Cash and cash equivalents

	March 28, 2019	December 31, 2018
	(unaudited)

Cash and bank deposits	1,426	786
Cash equivalents (a)	91	79
	1,517	865

(a)	Cash equivalents correspond to resources maintained in highly rated financial institutions, represented by overnight deposits that remunerate the cash surplus at symbolical interest rates. These funds are available for immediate use and have insignificant risk of changes in value.

4	Trade receivables

	March 28, 2019	December 31, 2018
	(unaudited)

From sale of education content	56,127	35,065
(-) Present value adjustment	(742)	(493)
(-) Expected credit losses	(11,108)	(9,585)
	44,277	24,987
Current	36,879	23,122
Non-current	7,398	1,865

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

As of March 28, 2019 and December 31, 2018, the aging of trade receivables was as follows:

	March 28, 2019	December 31, 2018
	(unaudited)

Neither past due nor impaired	37,233	21,177
Past due
1 to 60 days	6,419	2,152
61 to 90 days	801	367
91 to 120 days	423	377
121 to 180 days	551	547
More than 180 days	10,700	10,445
	56,127	35,065

The changes in the allowance for expected credit losses for the periods ended March 28, 2019 and March 31, 2018, was as follows:

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)

Balance at the beginning of the period	(9,585)	(6,470)
Additions	(1,523)	(1,600)
Balance at the end of the period	(11,108)	(8,070)

5	Inventories

	March 28, 2019	December 31, 2018
	(unaudited)

Books	2,084	2,360
Medical appliances	449	-
Printing materials	122	229
Packages	36	33
(-) Inventory allowance	(110)	(110)
	2,581	2,512

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

6	Property and equipment

	Machinery and equipment	Furniture and fixtures	Telecomunications equipements	IT equipment	Improvements	Total
Cost
As of December 31, 2017	375	813	11	1,600	-	2,799
Additions	6	-	4	47	-	57
As of March 31, 2018 (unaudited)	381	813	15	1,647	-	2,856

As of December 31, 2018	390	797	12	1,794	135	3,128
Additions	7	-	16	88	3	114
As of March 28, 2019 (unaudited)	397	797	28	1,882	138	3,242

Depreciation
As of December 31, 2017	(76)	(157)	(3)	(768)	-	(1,004)
Depreciation	(12)	(20)	(1)	(83)	-	(116)
As of March 31, 2018 (unaudited)	(88)	(177)	(4)	(851)	-	(1,120)

As of December 31, 2018	(177)	(217)	(5)	(1,091)	(18)	(1,508)
Depreciation	(41)	(19)	(1)	(67)	(12)	(140)
As of March 28, 2019 (unaudited)	(218)	(236)	(6)	(1,158)	(30)	(1,648)

Net book value
As of December 31, 2018	213	580	7	703	117	1,620
As of March 28, 2019 (unaudited)	179	561	22	724	108	1,594

There were no indications of impairment of property and equipment as of and for the periods ended March 28, 2019 and March 31, 2018.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Intangible assets

	Education content	Software license	System developments	Other	Total

Cost
As of December 31, 2017	6,300	366	2,534	44	9,244
Additions	2,367	-	416	-	2,783
As of March 31, 2018 (unaudited)	8,667	366	2,950	44	12,027

As of December 31, 2018	14,441	366	3,867	44	18,718
Additions	1,113	-	297	-	1,410
As of March 28, 2019 (unaudited)	15,554	366	4,164	44	20,128

Amortization
As of December 31, 2017	(151)	(261)	(98)	-	(510)
Amortization	(452)	(17)	(112)	-	(581)
As of March 31, 2018 (unaudited)	(603)	(278)	(210)	-	(1,091)

As of December 31, 2018	(2,616)	(329)	(736)	-	(3,681)
Amortization	(1,232)	(17)	(178)	-	(1,427)
As of March 28, 2019 (unaudited)	(3,848)	(346)	(914)	-	(5,108)

Net book value
As of December 31, 2018	11,825	37	3,133	43	15,037
As of March 28, 2019 (unaudited)	11,706	20	3,250	43	15,019

There were no indications of impairment for the periods ended March 28, 2019 and March 31, 2018.

8	Financial assets and liabilities

8.1	Financial assets

Financial assets	March 28, 2019	December 31, 2018
	(unaudited)
At amortized cost
Cash and cash equivalents	1,517	865
Trade receivables	44,277	24,987
Total	45,794	25,852
Current	38,396	23,987
Non-current	7,398	1,865

Debt instruments at amortized cost include trade receivables. Financial assets at amortized cost also include cash and cash equivalents.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8.2 Financial liabilities

Financial liabilities	March 28, 2019	December 31, 2018
	(unaudited)
At amortized cost
Trade payables	454	1,376
Loans and financing	4,076	3,186
Lease liabilities	4,297	-
Advances from customers	508	1,347
Total	9,335	5,909
Current	5,383	4,895
Non-current	3,952	1,014

8.2.1 Loans and financing

The Company’s loans and financing are as follows:

Financial institution	Currency	Interest rate	Maturity	March 28, 2019	December 31, 2018
				(unaudited)

Banco Itaú – (a)	Brazillian real	1,48% p.m	2020	2,281	2,681
Banco Itaú – (b)	Brazilian real	1.22% ~ 1.26% p.m.	2019	1,795	505
Total loans and financing				4,076	3,186
Current				3,584	2,172
Non-current				492	1,014

(a)	During June 2018, the Company contracted this loan contract in the amount of R$ 3,000. This loan is repayable in 22 installments with final maturity date in June 2020.

(b)	Refers a forfait (“risco sacado”) agreement with Banco Itaú.

The maturity dates of the loans and financing as of March 28, 2019 are as follows:

2019	3,584
2020	492
Total	4,076

Guarantees and covenants

The loan and financing agreements are guaranteed by Company’s receivables and do not have any additional restrictive clauses.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 28, 2019 (unaudited)		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	7,398	7,398	1,865	1,865
Total	7,398	7,398	1,865	1,865

Financial liabilities
Loans and financing	4,076	4,076	3,186	3,186
Lease liabilities	4,297	4,297	-	-
Total	8,373	8,373	3,186	3,186

The Company assessed that the fair values of cash and cash equivalents, trade receivables, trade payables and advances from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

Certain trade receivables present long-term maturity dates (up to 24 months); accordingly, the balances are recorded at the corresponding present values.

8.4 Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

8.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is not significantly exposed to interest rate risk and foreign currency risk.

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents with floating interest rates.

8.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Oustanding customer receivables are regularly monitored. See Note 4 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limites assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amounts of its financial assets.

8.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and loans and financing.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 28, 2019 (unaudited)	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Trade payables	454	-	-	-	454
Loans and financing	3,584	492	-	-	4,076
Lease liabilities	837	750	2,710	-	4,297
Advances from customers	508	-	-	-	508
Dividends payable	607	-	-	-	607
	5,990	1,242	2,710	-	9,942

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8.5	Changes In liabilities arising from financing activities

As of March 28, 2019 (unaudited)	January 1, 2019	Cash flows	Other	March 28, 2019
Loans and financing	3,186	890	-	4,076
Lease liabilities	4,404	(228)	121	4,297
Total	7,590	662	121	8,373

As of March 31, 2018 (unaudited)	January 1, 2018	Cash flows	Other	March 31, 2018
Loans and financing	1,243	(213)	(91)	939
Total	1,243	(213)	(91)	939

9	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 28, 2019 and December 31, 2018.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 28, 2019 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	7,398	-	7,398	-
Liabilities for which fair values are disclosed
Loans and financing	(4,076)	-	(4,076)	-
Lease liabilities	(4,297)	-	(4,297)

December 31, 2018
Assets for which fair values are disclosed
Trade receivables (non-current)	1,865	-	1,865	-
Liabilities for which fair values are disclosed
Loans and financing	(3,186)	-	(3,186)	-

There were no transfers between Level 1 and Level 2 during the periods ended March 28, 2019 and March 31, 2018.

10	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximise the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	March 28, 2019	December 31, 2018
	(unaudited)

Loans and financing	4,076	3,186
Lease liabilities	4,297	-
Less: cash and cash equivalents	(1,517)	(865)
Net debt	6,856	2,321
Total equity	50,116	30,002
Total equity and net debt	56,972	32,323

No changes were made in the objectives, policies or processes for managing capital during the periods ended March 28, 2019 and March 31, 2018.

11	Related parties

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table below are amounts recognized as an expense in general and administrative expenses.

	March 28, 2019	March 31, 2018
	(unaudited)

Short-term employee benefits	286	281
Share-based compensation plan	32	-
	318	281

12	Share-based compensation plan

In period from January 1, 2019 to March 28, 2019, there was an exercise of 2,216 stock options with an exercise price of R$18.32 per share. Accordingly, the number of stock options outstanding changed from 153,001 (weighted average exercise price of R$17.03 per share) as of December 31, 2018 to 150,785 (weighted average exercise price of R$ 17.10 per share) as of March 28, 2019.

The share-based compensation expense for the stock option plan recognized in general and administrative expenses in the statement of income for the period from January 1, 2019 to March 28, 2019 was R$ 70.

13	Equity

Share capital

As of March 28, 2019, the Company’s share capital was R$ 34,648 (R$ 34,607 as of December 31, 2018) represented by 5,540,716 common shares (5,538,500 common shares and one preferred share as of December 31, 2018).

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

On February 15, 2019, the shareholders approved (i) the acquisition of 8,654 common shares for the amount of R$54 of the Company’s own shares to be held on treasury, which can be used to settle the exercise of the Company’s share-based compensation plan; (ii) the acquisition and cancellation of the Company’s preferred share; and (iii) a capital increase of 2,216 common shares in the amount of R$41 as a result of an exercise of 2,216 stock options.

14	Revenue

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)

Printed books and e-books	32,250	27,750
Medical education courses through digital platform	3,122	4,072
Taxes	(271)	(355)
Returns and discounts	(417)	(222)
Net revenue	34,684	31,245
Timing of revenue recognition
Transferred over time	2,771	3,717
Transferred at a point in time	31,913	27,528

The Company`s revenues from contracts with customers are all in Brazil.

Revenue tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books (printed and digital). The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas a Circulação de Mercadorias e sobre Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

15	Costs and expenses by nature

The Company’s costs and expenses by nature are as follows:

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)

Cost of sales and services	(4,048)	(3,779)
General and administrative expenses	(8,937)	(7,101)
Other expenses	(181)	(249)
	(13,166)	(11,129)

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)

Payroll	(3,628)	(2,355)
Cost of sales	(1,790)	(2,384)
Publicity and advertising	(666)	(739)
Depreciation and amortization	(1,726)	(697)
Bonus and sales commissions	(762)	(444)
Share-based compensation plan	(70)	-
Expected credit losses	(1,523)	(1,600)
Third party services	(928)	(1,152)
Post office expenses	(824)	(507)
Data center	(396)	(460)
Rent	(222)	(249)
Internet and telephone	(203)	(103)
Travel expenses	(136)	(93)
Tax expenses	(44)	(38)
Provision for legal proceedings	(38)	(28)
Eletricity	(30)	(33)
Other	(180)	(247)
	(13,166)	(11,129)
16	Financial result

	March 28, 2019	March 31, 2018
	(unaudited)	(unaudited)

Income from financial investments	4	2
Present value from trade receivables	493	376
Financial income	497	378

Bank fees	(180)	(88)
Interest expenses from loans and financing	(156)	(87)
Interest expenses from lease liabilities	(121)	-
Fines and interest	(105)	(62)
Financial expenses	(562)	(237)

Finance result	(65)	141

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

17	Income taxes

Reconciliation of income taxes expenses:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Income before income taxes	21,453	20,257
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(7,294)	(6,887)
Reconciliation adjustments:
Presumed profit income tax regime effect (a)	5,885	5,524
Income taxes expense – current	(1,409)	(1,363)
Effective rate	6.57%	6.73%

(a)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

18	Insurance contracts and contingencies

(i) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

(ii) Legal proceedings

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, the amount classified as probable losses was recognized as provision for legal proceedings in the amount of R$ 680 as of March 28, 2019 (R$ 642 as of December 31, 2018).

	March 28, 2019	December 31, 2018
	(unaudited)

Labor	602	595
Civil	78	47
Total	680	642

Guardaya Empreendimentos e Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 28, 2019 and March 31, 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The movement in the provision for legal proceedings accounts for the period ended March 28, 2019, was as follows:

Balance at December 31, 2018	642
Additions	49
Reversals	(11)
Balance at March 28, 2019 (unaudited)	680

As of March 28, 2019, the Company was party to labor and civil proceedings classified as possible losses totaling R$ 35 (R$ 29 as of December 31, 2018).

19	Non-cash transactions

During the period from January 1, 2019 to March 28, 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were related to the right-of-use assets and lease liabilities described in Note 2.3.

20	Subsequent event

On March 29, 2019, Afya Participações S.A. merged Guardaya, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web.

***

Guardaya Empreendimentos e Participações S.A.

Consolidated financial statements

as of and for the years ended December 31, 2018 and 2017

Report of Independent Auditors

To the Shareholders and Management of

Guardaya Empreendimentos e Participações S.A.

We have audited the accompanying consolidated financial statements of Guardaya Empreendimentos e Participações S.A., which comprise the statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guardaya Empreendimentos e Participações S.A. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

May 16, 2019

Guardaya Empreendimentos e Participações S.A

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian reais)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	4	865	538
Trade receivables	5	23,122	14,989
Inventories	6	2,512	3,705
Recoverable taxes		254	146
Other assets		71	358
Total current assets		26,824	19,736

Non-current assets
Trade receivables	5	1,865	49
Judicial deposits		40	-
Property and equipment	7	1,620	1,795
Intangible assets	8	15,037	8,734
Total non-current assets		18,562	10,578

Total assets		45,386	30,314
Liabilities
Current liabilities
Trade payables		1,376	4,366
Loans and financing	9.2.1	2,172	871
Advances from customers		1,347	4,641
Labor and social obligations		2,308	1,220
Taxes payable		553	2,700
Income taxes		646	1,314
Deferred revenue		2,370	1,844
Dividends payable		607	9,172
Total current liabilities		11,379	26,128

Non-current liabilities
Loans and financing	9.2.1	1,014	372
Taxes payable		1,705	700
Other liabilities		25	24
Deffered revenue		619	19
Provision for legal proceedings	19(ii)	642	534
Total non-current liabilities		4,005	1,649

Total liabilities		15,384	27,777

Equity
Share capital	14(a)	34,607	5,539
Additional paid-in capital		(4,947)	(8,565)
Earnings reserves		-	5,563
Share-based compensation reserve		342	-
Total equity		30,002	2,537

Total liabilities and equity		45,386	30,314

The accompanying notes are an integral part of the consolidated financial statements.

Guardaya Empreendimentos e Participações S.A

Consolidated statements of income and comprehensive income

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais)

	Notes	2018	2017

Net revenue	15	62,675	54,027
Cost of sales and services	16	(13,295)	(12,287)
Gross profit		49,380	41,740

General and administrative expenses	16	(26,494)	(25,846)
Other expenses	16	(1,227)	(209)
Operating income		21,659	15,685

Financial income	17	1,359	1,331
Financial expenses	17	(1,797)	(1,622)
Finance result		(438)	(291)

Income before income taxes		21,221	15,394

Income taxes expense	18	(2,721)	(2,516)
		(2,721)	(2,516)

Net income		18,500	12,878

Other comprehensive income		-	-
Total comprehensive income		18,500	12,878

The accompanying notes are an integral part of the consolidated financial statements.

Guardaya Empreendimentos e Participações S.A

Consolidated statements of changes in equity

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais)

	Share capital	Additional paid-in capital	Legal reserve	Retained earnings reserve	Share–based compensation reserve	Retained earnings (accumulated losses)	Total equity

Balances at January 1, 2017	5,539	-	-	-	-	(7,315)	(1,776)
Net income for the year	-	-	-	-	-	12,878	12,878
Total comprehensive income	-	-	-	-	-	12,878	12,878
Legal reserve	-	-	278	-	-	(278)	-
Dividends declared	-	(8,565)	-	-	-	-	(8,565)
Earnings retentation	-	-	-	5,285	-	(5,285)
Balances at December 31, 2017	5,539	(8,565)	278	5,285	-	-	2,537
Effects from adoption of IFRS 9	-	-	-	-	-	58	58
Net income for the year	-	-	-	-	-	18,500	18,500
Total comprehensive income	-	-	-	-	-	18,500	18,500
Dividends cancellation	-	8,565	-	-	-	-	8,565
Earnings allocation	-	8,558	-	-	-	(8,558)	-
Capital increase	29,068	(13,505)	(278)	(5,285)	-	(10,000)	-
Share-based compensation	-	-	-	-	342	-	342
Balances at December 31, 2018	34,607	(4,947)	-	-	342	-	30,002

The accompanying notes are an integral part of the consolidated financial statements.

Guardaya Empreendimentos e Participações S.A

Consolidated statements of cash flows

For the years ended December 31, 2018 and 2017

(In thousands of Brazilian reais)

	2018	2017

Operating activities
Income before income taxes	21,221	15,394
Adjustments to reconcile profit before income taxes
Depreciation and amortization	3,691	758
Expected credit losses	3,173	3,510
Provision for legal proceedings	107	533
Share-based compensation plan	342	-
Inventory allowance	110	-
Deferred revenue	1,126	1,863
Interest expense	595	401
Changes in assets and liabilities
Trade receivables	(13,480)	(15,434)
Inventories	1,083	(2,757)
Recoverable taxes	(108)	(78)
Other assets	250	180
Trade payables	(2,990)	2,657
Labor and social obligations	1,088	(125)
Taxes and contributions payable	(1,142)	1,526
Advances from customers	(3,294)	4,641
Other liabilities	(304)	(188)
	11,468	12,881
Income taxes paid	(2,075)	(3,377)
Net cash flows from operating activities	9,393	9,504

Investing activities
Acquisition of property and equipment	(345)	(270)
Acquisition of intangible assets	(9,474)	(7,510)
Net cash flows used in investing activities	(9,819)	(7,780)
Financing activities
Loans and financing issued	3,562	1,264
Loans and financing paid	(2,214)	(2,058)
Interest on loans and financing paid	(595)	(401)
Net cash flows (used) from financing activities	753	(1,195)

Increase in cash and cash equivalents	327	529
Cash and cash equivalents at the beginning of the year	538	9
Cash and cash equivalents at the end of the year	865	538

The accompanying notes are part of the consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Guardaya Empreendimentos e Participações S.A. (“Guardaya” or “Medcel”) and its subsidiaries (collectively, the “Company”) are domiciled in Brazil. The registered office is located at Avenida Paulista, 1776, 2nd floor, São Paulo, State of São Paulo.

The Company is a holding company and consolidates its subsidiaries: Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”). The Company´s activity comprises the development and sale of medical education content (printed and digital content) and provide online medical education platform that offers distance learning residency preparatory courses.

1.1	Purpose of the consolidated financial statements

These consolidated financial statements were prepared for its inclusion in the Registration Statement of Afya Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements were authorized for issue by the Board of Directors on May 16, 2019.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2018 and 2017. The table below list the Company’s subsidiaries:

				Interest
Name	Principal activities	Location	Investment type	2018	2017
Medcel Editora e Eventos S.A.	Medical education content	São Paulo - SP	Subsidiary	100.0%	100.0%
CBB Web Serviços e Transmissões On Line S.A.	Medical education courses and online platform.	São Paulo - SP	Subsidiary	100.0%	100.0%

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

a)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle;

•	it is held primarily for the purpose of trading;

•	it is due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

b)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c)	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as at amortized cost.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement - and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions - Note 3

• Trade receivables – Note 5

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset in default when contractual payments are 180 days past due. In certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing and advances from customers.

Subsequent measurement

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

d)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e)	Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred in the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

f)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Furniture and fixtures	10 years
Machinery and equipment	10 years
Telecomunications equipment	5 years
IT equipment	5 years
Improvements	10 years (or lease contract)

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate

g)	Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as finance lease. Operating lease payments are recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

h)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Development costs of internally generated intangible assets are capitalized when future economic benefits are expected to be observed and costs can be reasonably measured. Costs associated to the research phase, feasibility analysis, maintenance and training are expensed in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The estimated useful economic lives are as follows:

Education content	3 years
Software license	5 years
System developments	5 years

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

i)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Company presents a single CGU, as the sale of the education content and education courses and maintance of the cloud platform are highly dependent and cannot be segregated.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Company bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

k)	Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law and the Company’s By-Laws or is approved by the shareholders. A corresponding amount is recognized directly in equity.

l)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

m)	Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

That expense is recognized in general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

n)	Revenue from contracts with customers

The Company’s revenue consists primarily in the sale of printed books and e-books and medical education courses provided through a digital platform.

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of the corresponding discounts, return and taxes, and there is no continuing management involvement with the printed books, e-books and medical courses provided through a digital platform and the amount of revenue can be measured reliably.

Upon the adoption of IFRS 15 on January 1, 2019, revenues are recognized when the Company transfers the control of printed book and e-books to the custormes and medical education courses through the digital platform are provided to the customers, and the Company satisfies its performance obligation.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue from sales of printed books and e-books are recognized at the point in time when control is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those books and e-books. Printed books and e-books have the same content. Revenues from sale of book and e-books are presented net of the corresponding discounts, returns and taxes.

Revenue from sales of medical education courses through the digital platform are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenue from sales of medical education courses through the digital platform are presented net of the corresponding discounts, return and taxes.

The Company has concluded that it is the principal in its revenue arrangements and assesses collectibility on a portfolio basis prior to recording revenue.

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company has certain long-term receivables which requires a present value adjustment as described in Note 5.

Advances from customers (a contract liability) are the obligation to transfer printed books, e-books and medical education courses through the digital platform to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before the Company transfers the printed books, e-books and medical education courses to the customer, an advance from customers is recognized in current liabilities when the payment is received. Advances from customers are recognized as revenue when the Company performs under the contract.

Deferred revenue refers to revenue which has not been earned and recorded in current liabilities for the sale of medical education courses provided through the digital platform, which are recognized over time in the statement of income.

o)	Taxes

Income tax

As permitted by tax legislation, the Company opted for the presumed profit regime, where the basis of calculation of income tax and social contribution are calculated at the rate of 8% for sale of products and 32% for sales of services, on which apply the nominal rates of the respective tax and contribution.

Income tax and social contribution for the current year are calculated based on the rates of 15%, plus an additional 10% on the presumed basis calculated in excess of R$ 240 for income tax and 9% on the presumed basis for contribution on net income.

Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Sales tax benefits

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books (printed and digital). The sale of printed and digital books is also exempt from the municipal taxes and from the value added tax (Imposto sobre Operações relativas a Circulação de Mercadorias e sobre Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

2.4	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time in 2018, without restating comparative information.

Other amendments and interpretations were adopted for the first time in 2018, but did not have a material impact on the Company’s consolidated financial statements. The Company has not elected to early adopt any other standard, interpretation or amendment that has been issued but are not yet effective as of December 31, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

(a)	Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes trade receivables.

Other financial assets are classified and subsequently measured, as follows:

• Financial assets at FVPL comprise derivative instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The adoption of IFRS 9 did not result in changes in the classification of the Company’s financial assets.

The accounting for the Company’s financial liabilities remains largely the same as it was under IAS 39.

(b)	Impairment of financial assets

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The adoption of the ECL requirements resulted in a decrease to the impairment allowances of the Company’s trade receivables of R$ 58 as at January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

Except for the changes in presentation and disclosure presented below, the effects of adoption of IFRS 15 did not result in changes to the amounts recognized in the consolidated financial statements.

Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 15 for the disclosure on disaggregated revenue.

Standards and interpretations issued but not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company has reviewed all lease agreements in scope of IFRS 16 and assessed whether these agreements meet the recognition criteria under the new standard. The standard will mainly affect the accounting of the Company's operating leases.

For lease agreements meeting the IFRS 16 recognition criteria, the Company expects to recognize rights-of-use assets of approximately R$4,404 and lease liabilities of R$4,404, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019.

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

Management has assessed the new standard and does not expect any impacts on the Company’s consolidated financial statements.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Financial instruments risk management and policies – Note 9.4

•	Capital management – Note 11

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The assessment of the correlation between historical observed default rates and the forward looking factors is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance on doubtful accounts on trade receivables is disclosed in Note 5.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13(b).

Provision for legal proceedings

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 19(iii). The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

4	Cash and cash equivalents

	2018	2017

Cash and bank deposits	786	174
Cash equivalents (a)	79	364
	865	538

(a)	Cash equivalents correspond to resources maintained in highly rated financial institutions, represented by overnight deposits that remunerate the cash surplus at symbolical interest rates. These funds are available for immediate use and have insignificant risk of changes in value.

5	Trade receivables

	2018	2017

From sale of education content	35,065	21,681
(-) Present value adjustment	(493)	(173)
(-) Expected credit losses	(9,585)	(6,470)
	24,987	15,038
Current	23,122	14,989
Non-current	1,865	49

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2018 and 2017, the aging of trade receivables was as follows:

	2018	2017

Neither past due nor impaired	21,177	8,849
Past due
1 to 60 days	2,152	3,296
61 to 90 days	367	725
91 to 120 days	377	882
121 to 180 days	547	1,369
More than 180 days	10,445	6,560
	35,065	21,681

The changes in the allowance for expected credit losses for the years ended December 31, 2018 and 2017, were as follows:

	2018	2017

Balance at the beginning of the year	(6,470)	(2,960)
Effects from the adoption of IFRS 9	58
Additions, net	(3,173)	(3,510)
Balance at the end of the year	(9,585)	(6,470)

6	Inventories

	2018	2017

Books	2,360	3,470
Printing materials	229	165
Packages	33	70
(-) Inventory allowance	(110)	-
	2,512	3,705

The Company recorded an inventory allowance of R$110 in the year ended December 31, 2018.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Property and equipment

	Machinery and equipment	Furniture and fixtures	Telecomunications equipements	IT equipment	Improvements	Total
Cost
As of January 1, 2017	317	807	2	1,403	-	2,529
Additions	58	6	9	197	-	270
As of December 31, 2017	375	813	11	1,600	-	2,799
Additions	15	-	1	194	135	345
Disposals	-	(16)	-	-	-	(16)
As of December 31, 2018	390	797	12	1,794	135	3,128

Depreciation
As of January 1, 2017	(32)	(76)	(1)	(454)	-	(563)
Depreciation	(44)	(81)	(2)	(314)	-	(441)
As of December 31, 2017	(76)	(157)	(3)	(768)	-	(1,004)
Depreciation	(101)	(76)	(2)	(323)	(18)	(520)
Disposals	-	16	-	-	-	16
As of December 31, 2018	(177)	(217)	(5)	(1,091)	(18)	(1,508)

Net book value
As of December 31, 2018	213	580	7	703	117	1,620
As of December 31, 2017	299	656	8	832	-	1,795

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2018 and 2017.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Intangible assets

	Education content	Software license	System developments	Other	Total
As of January 1, 2017	716	366	608	44	1,734
Additions	5,585	-	1,926	-	7,511
Disposals	(1)	-	-	-	(1)
As of December 31, 2017	6,300	366	2,534	44	9,244
Additions	8,141	-	1,333	-	9,474
As of December 31, 2018	14,441	366	3,867	44	18,718

Amortization
As of January 1, 2017	(1)	(193)	-	-	(194)
Amortization	(151)	(68)	(98)	-	(317)
Disposals	1	-	-	-	1
As of December 31, 2017	(151)	(261)	(98)	-	(510)
Amortization	(2,465)	(68)	(638)	-	(3,171)
As of December 31, 2018	(2,616)	(329)	(736)	-	(3,681)

Net book value
As of December 31, 2018	11,825	37	3,131	44	15,037
As of December 31, 2017	6,149	105	2,436	44	8,734

There were no indications of impairment of intangible assets as of and for the years ended December 31, 2018 and 2017.

9	Financial assets and liabilities

9.1	Financial assets

Financial assets	2018	2017
At amortized cost
Cash and cash equivalents	865	538
Trade receivables	24,987	15,038
Total	25,852	15,576
Current	23,987	15,527
Non-current	1,865	49

Debt instruments at amortized cost include trade receivables. Financial assets at amortized cost also include cash and cash equivalents.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

9.2	Financial liabilities

Financial liabilities	2018	2017
At amortized cost
Trade payables	1,376	4,366
Loans and financing	3,186	1,243
Advances from customers	1,347	4,641
Total	5,909	10,250
Current	4,895	9,878
Non-current	1,014	372

9.2.1	Loans and financing

The Company’s loans and financing are as follows:

Financial institution	Currency	Interest rate	Maturity	2018	2017

Banco Itaú (a)	Brazilian real	1.78% to 2.01% p.m	2019	-	1,243
Banco Itaú (b)	Brazilian real	1.48% p.m	2020	2,681	-
Banco Itaú (c)	Brazilian real	1.22% to 1.26% p.m.	2019	505	-
Total loans and financing				3,186	1,243
Current				2,172	871
Non-current				1,014	372

(a)	This loan was settled before initial maturity date during the reporting period.

(b)	During June 2018, the Company contracted this loan in the amount of R$ 3,000. This loan is repayable in 22 installments with final maturity in June 2020.

(c)	Refers a forfeit (“risco sacado”) agreement with Banco Itaú during 2018 which the Company received in advance the amount of R$ 505.

The maturity dates of the loans and financing as of December 31, 2018, are as follows:

2019	2,172
2020	1,014
Total	3,186

Guarantees and covenants

The loan and financing agreements are guaranteed by Company’s receivables and do not have any additional restrictive clauses.

9.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	1,865	1,865	49	49
Total	1,865	1,865	49	49

Financial liabilities
Loans and financing	3,186	3,186	1,243	1,243
Total	3,186	3,186	1,243	1,243

The Company assessed that the fair values of cash and cash equivalents, trade receivables, trade payables and advances from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

Certain trade receivables present long-term maturity dates (up to 24 months); accordingly, the balances are recorded at the corresponding present values.

9.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

9.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is not significantly exposed to interest rate risk and foreign currency risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents with floating interest rates.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

9.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Oustanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limites assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amounts of its financial assets.

9.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and loans and financing.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	1,376	-	-	-	1,376
Loans and financing	2,172	1,014	-	-	3,186
Advances from customers	1,347	-	-	-	1,347
Dividends payable	607	-	-	-	607
	5,502	1,014	-	-	6,516

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	4,366	-	-	-	4,366
Loans and financing	871	372	-	-	1,243
Advances from customers	4,641	-	-	-	4,641
Dividends payable	9,172	-	-	-	9,172
	19,050	372	-	-	19,422

9.5	Changes In liabilities arising from financing activities

Year ended December 31, 2018	January 1, 2018	Cash flows	Other	December 31, 2018
Loans and financing	1,243	753	1,190	3,186
Dividends payable	9,172	-	(8,565)	607
Total	10,415	753	(7,375)	3,793
Year ended December 31, 2017	January 1, 2017	Cash flows	Other	December 31, 2017
Loans and financing	1,636	(1,195)	802	1,243
Dividends payable	607	-	8,565	9,172
Total	2,243	(1,195)	9,367	10,415

10	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2018 and 2017.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018
Assets for which fair values are disclosed
Trade receivables (non-current)	1,865	-	1,865	-
Liabilities for which fair values are disclosed
Loans and financing	(3,186)	-	(3,186)	-

December 31, 2017
Assets for which fair values are disclosed
Trade receivables (non-current)	49	-	49	-
Liabilities for which fair values are disclosed
Loans and financing	(1,243)	-	(1,243)	-

There were no transfers between Level 1 and Level 2 during 2018 and 2017.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximise the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	2018	2017

Loans and financing	3,186	1,243
Less: cash and cash equivalents	(865)	(538)
Net debt	2,321	705
Total equity	30,002	2,537
Total equity and net debt	32,323	3,242

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

12	Related parties

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table below are amounts recognized as an expense in general and administrative expenses.

	2018	2017

Short-term employee benefits	1,613	1,327
Share-based compensation plan	219	-
	1,832	1,327

13	Labor and social obligations

(a)	Variable remuneration (bonuses)

Included in the short-term employee benefits are bonuses related to variable remuneration of key management, recorded in cost of sales and general and administrative expenses

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

(b)	Share-based compensation plan

The Company has a stock option plan approved by its shareholders on August 10, 2018. The Company granted 153,001 stock options in 2018 to selected key executives, there were no stock options forfeited, exercised and expired in the year ended December 31, 2018. The share-based compensation plan was designed to attract and retain key executives.

The fair value of the share options was estimated at the grant date using the Black & Scholes pricing model, taking into account the terms and conditions on which the share options were granted.

The share options vest during a four-year period, considering the following vesting periods after the grant date: 10% of the share options vesting after 1 year, 15% of the share options vesting after 2 years, 25% of the share options vesting after 3 years and 50% of the share options vesting after 4 years. The share options can be exercised upon vesting. The Company’s Board of Directors is required to determine the exercise price of the Company’s preferred shares to be offered under share-based compensation plan, taking into account the terms and conditions on which the share options were granted. The exercise price of the stock options is monetarily adjusted by Brazilian Interbank Deposit Certificate (“CDI”) rate. The Company accounts for the stock option plan as an equity-settled plan.

The stock options vest immediately at the following liquidity events: (i) an IPO; (ii) changes in the Company´s control group; and (iii) sale of BR Health´s interest.

The share-base compensation expense for the stock option plan recognized in the statement of income for the year ended December 31, 2018 was R$ 342.

The following table details the inputs to the model used to determine the fair value of the share options:

Stock option plan

Weighted average fair value at the measurement date	R$17.12
Grant date	August 10, 2018
Dividend yield (%)	0.00%
Expected volatility (%)	42.75%
Risk-free interest rate (%)	9.13%
Expected life of share options (years)	2.5
Weighted average share price	R$ 15.25
Model used	Black & Scholes

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

The expected volatility was calculated considering average volatility of same segment companies in the last three years and reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

14	Equity

(a)	Share capital

As of December 31, 2018, the Company’s share capital was R$ 34,607 (R$ 5,539 as of December 31, 2017) represented by 5,538,500 common shares and one preferred share in both years.

On July 31, 2018, the shareholders approved a capital increase of R$ 29,068 through the transfer from dividends payable, legal reserve and retained earnings.

(b)	Legal reserve

Legal reserve is recorded in accordance with the Brazilian Corporate Law and the Company’s By-laws, based on 5% of the net income for the year, limited to 20% of the share capital.

(c)	Retained earnings reserve

Retained earnings reserve includes mainly the remaining profit for the year after the allocation to legal reserve and the distribution of minimum mandatory dividends.

(d)	Dividends

As determined by the Brazilian Corporate Law and in accordance with the Company’s By-laws, the Company is required to pay a minimum dividend amounting to 25% of the profit of the year. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

On July 31, 2018, the shareholders approved the cancellation of the dividends for the year ended December 31, 2017, in the amount of R$ 8,565, which was transferred to equity.

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

15	Revenue

	2018	2017

Printed books and e-books	55,845	48,920
Medical education courses through digital platform	9,368	9,398
Taxes	(814)	(859)
Returns and discounts	(1,724)	(3,432)
Net revenue	62,675	54,027
Timing of revenue recognition
Transferred over time	8,469	8,181
Transferred at a point in time	54,206	45,846

The Company`s revenues from contracts with customers are all in Brazil.

Revenue tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books (printed and digital). The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas a Circulação de Mercadorias e sobre Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

16	Costs and expenses by nature

The Company’s costs and expenses by nature are as follows:

	2018	2017
Cost of sales and services	(13,295)	(12,287)
General and administrative expenses	(26,494)	(25,846)
Other expenses	(1,227)	(209)
	(41,016)	(38,342)

Payroll	(9,014)	(8,976)
Cost of sales	(5,921)	(7,780)
Publicity and advertising	(3,348)	(1,450)
Depreciation and amortization	(3,691)	(758)
Bonus and sales commissions	(3,078)	(1,459)
Share-based compensation plan	(342)	-
Expected credit losses	(3,173)	(3,510)
Third party services	(2,612)	(4,463)
Post office expenses	(2,435)	(3,182)
Data center	(1,382)	(101)
Rent	(1,331)	(1,648)
Internet and telephone	(708)	(714)
Travel expenses	(504)	(469)
Tax expenses	(317)	(178)
Provision for legal proceedings	(108)	(534)
Electricity	(123)	(137)

Inventory allowances	(110)	-
Other	(2,819)	(2,983)
	(41,016)	(38,342)

17	Financial result

	2018	2017

Present value from trade receivables	1,328	1,318
Income from financial investments	26	13
Other	5	-
Financial income	1,359	1,331

Bank fees	(750)	(829)
Interest expenses from loans and financing	(595)	(401)
Fines and interest	(404)	(392)
Other	(48)	-
Financial expenses	(1,797)	(1,622)

Finance result	(438)	(291)

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

18	Income taxes

The Company´s income taxes is a follows:	2018	2017

Income before income taxes	21,221	15,394
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(7,215)	(5,234)
Reconciliation adjustments:
Presumed profit income tax regime effect (a)	4,494	2,718
Income taxes expense – current	(2,721)	(2,516)
Effective rate	12.8%	16.3%

(a)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Commitments, insurance contracts and contingencies

(i)	Operating lease commitments – Company as a lessee

The Company has entered into operating leases for certain offices and facilities. These leases have a term of 2 years renewable for additional 5 years. The Company intends to renew the lease term for the extended period. Future lease payments for the next seven years of lease term as of December 31, 2018 and 2017 are as follows:

	2018	2017

Within one year	912	1,004
After one year but not more than three years	1,815	1,826
After three years but not more than five years	1,776	1,790
More than five years	1,850	2,737
	6,353	7,357

(ii)	Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

(iii)	Legal proceedings

According to the assessment of the Company’s Management, which takes into account the opinion of its legal advisors, the amount classified as probable losses was recognized as provision for legal proceedings in the amount of R$ 642 as of December 31, 2018 (R$ 534 as of December 31, 2017).

Guardaya Empreendimentos e Participações S.A.

Notes to the consolidated financial statements

December 31, 2018 and 2017

Expressed in thousands of Brazilian reais, unless otherwise stated

	2018	2017

Labor	595	152
Civil	47	382
	642	534

The movement in the provision for legal proceedings accounts for the years ended December 31, 2018 and 2017, was as follows:

Balance at January 1, 2017	-
Additions	534
Balance at December 31, 2017	534
Additions	263
Reversals	(155)
Balance at December 31, 2018	642

As of December 31, 2018, the Company was party to proceedings classified as possible losses totaling R$ 29 (R$ 33 as of December 31, 2017).

20	Non-cash transactions

During 2018, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were related to the capital increase with dividends payable, reserves and retained earnings, which are described in Note 14.

21	Subsequent event

On March 29, 2019, Afya Participações S.A. merged Guardaya, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web.

***

Afya
Afya is a thematic educational service provider producing and distributing content and technology focused on the physician's learning career

Class A common shares

Afya Limited

PROSPECTUS

__________________

BofA Merrill Lynch	Goldman Sachs & Co. LLC	UBS Investment Bank	Itaú BBA

, 2019

Through and including               , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have not issued any securities exempt from registration under the Securities Act.

Item 8.	Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association of Afya.*
5.1	Opinion of Maples and Calder, Cayman Islands counsel of Afya, as to the validity of the Class A common shares.*
10.2	Form of indemnification agreement*
14.1	English translation of the Code of Ethics of Afya.*
21.1	List of subsidiaries.*
23.1	Consent of Ernst & Young Auditores Independentes S.S.*
23.2	Consent of Maples and Calder, Cayman Islands counsel of Afya (included in Exhibit 5.1).*
23.3	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados counsel of Afya.*
23.4	Consent of Accenture do Brasil Ltda.
24.1	Powers of attorney (included on signature page to the registration statement).

___________________

*	To be filed by amendment.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nova Lima, Brazil, on this              day of                  , 2019.

AFYA LIMITED

By:
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

By:
	Name:	Luciano Toledo de Campos
	Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                  and                       and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
Chief Executive Officer (principal executive officer)
Virgilio Deloy Capobianco Gibbon

Chief Financial Officer (principal financial officer and principal accounting officer)
Luciano Toledo de Campos

Chairman
Nicolau Carvalho Esteves

Director
Renato Tavares Esteves

Director
Sérgio Mendes Botrel Coutinho

Director
Daniel Arthur Borghi

Director
Felipe Samuel Argalji

Director
Laura Guaraná Carvalho

Authorized representative in the United States

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